Form 10-K, Exhibit 13
period 1996-02-29
LOJACK CORP
filed 1996-05-29
CIK 355777

                                  EXHIBIT 13

                                      1996
                                 ANNUAL REPORT


                                     (ART)

COMPANY PROFILE
- --------------------------------------------------------------------------------

 LoJack Corporation markets and licenses the LoJack System, a unique, proprietary system used exclusively by law enforcement personnel to track, locate and recover stolen motor vehicles.

 The problem of vehicle theft has escalated to an epidemic level--estimated to result in an annual loss of almost $8 billion.

 The LoJack System has a proven track record of reducing damage, enhancing public safety, and solving serious crimes related to motor vehicle theft, all accomplished within the practical constraints of today's overburdened law enforcement system.

 LoJack's strategy is to expand the use of its technology into those U.S. and international markets where the combination of population density, new car sales, and vehicle theft is high.

 The LoJack System is currently operational in the following states:
Massachusetts, Florida, California, New York, New Jersey, Rhode Island, Georgia, Michigan, Illinois, Virginia, District of Colombia, and Connecticut.

 International licensees are operating stolen vehicle recovery systems using LoJack's technology in the following countries: United Kingdom, Argentina, Russia, Trinidad and Tobago, Hong Kong, Colombia, Venezuela, Ecuador, Greece, Slovakia, and the Czech Republic.



MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

 LoJack's Common Stock is traded on the NASDAQ National Market under the symbol: LOJN.
 The following table sets forth the range of the high and low bid information for the Common Stock of LoJack for the fiscal periods indicated, as reported by NASDAQ. This information reflects inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily reflect actual transactions. LoJack's fiscal year ends the last day of February.

                 HIGH    LOW
Fiscal 1995     ------ -------
 First Quarter  11 3/8 6 15/16
 Second Quarter 8 1/2  5 7/8
 Third Quarter  7 1/4  5 1/2
 Fourth Quarter 8      5 1/8
Fiscal 1996
 First Quarter  10 1/8 6 7/8
 Second Quarter 13 5/8 9 1/8
 Third Quarter  17 1/2 9 1/4
 Fourth Quarter 11 1/2 9 1/4

 On May 17, 1996, there were 4,797 record holders of the Company's Common Stock. The Company believes the actual number of beneficial owners of the Common Stock is approximately 28,000 because a large number of the shares of the Company's Common Stock is held in custodial or nominee accounts for the benefit of persons other than the record holder.
 LoJack has never paid a dividend, and at the present time, the Company expects that future earnings will be retained for use in its business. The Company's loan agreement with a bank permits the payment of dividends so long as such payment does not cause non-compliance with certain loan covenants.

LETTER TO SHAREHOLDERS:                                                   1
- --------------------------------------------------------------------------------
OVERVIEW
 I am pleased to report to you the results of LoJack Corporation's fiscal year ended February 29, 1996 ("fiscal 1996"), and to share with you some insights concerning the Company's vision for fiscal 1997 and beyond.
 The Company demonstrated its continued profit potential during fiscal 1996 with pre-tax profit increasing by 143% on a 26% increase in revenues. The growth in revenues from our domestic operations was particularly impressive given that retail new car sales were down markedly in our large northeast market: New York, New Jersey, Massachusetts, Connecticut, and Rhode Island. It is noteworthy that despite bad winter weather and decreased new car sales we were still able to increase our penetration of retail new car sales over fiscal 1995. Internationally, we continued our exceptional growth, bringing the number of international markets to a total of 11 countries with the addition of four new countries. The prospects for continued growth in the international arena are very encouraging as several additional licensees are on the verge of implementing LoJack's technology in their territories.
 An exciting result of our strong financial performance is the immediate opportunity it gives us to continue our growth, both in existing markets and through domestic expansion and, more importantly, to increase our investment in R&D to maintain our technology at the forefront of the stolen vehicle recovery industry as well as to open new markets for our technology.
 In summary, we are pleased with our present growth and profitability and believe that our success and financial and technological strength puts the Company in an excellent position as we enter fiscal 1997 and beyond.

FISCAL 1996 RESULTS
 For fiscal 1996, revenues were $52,516,359, an increase of 26% over revenues of $41,658,074 a year earlier. Pre-tax income was $10,047,036, an increase of 143% over $4,132,738 a year ago. Net income was $11,978,036, or $.51 per share. Included in net income for fiscal 1996 was a $2,654,000, or $.11 per share, deferred tax benefit which resulted from the recognition of the estimated future tax benefit of the Company's remaining net operating loss carryforwards. Net income a year ago was $3,837,738 or $.16 per share.
 For fiscal 1996, the increase in revenues reflects an $8,871,891, or 23% increase in revenues from domestic operations, and a $1,986,394, or 81% increase in revenues from product sales and licensing fees pursuant to international license agreements.
 I would like to detail for you the improvements in profitability for the fourth quarter. Our overall gross margin increased to 54% of revenues from 50% a year ago, primarily because increased volume produced additional manufacturing and installation efficiencies. As a percentage of revenues, operating income before depreciation and amortization increased to 22% for the fourth quarter as compared to 15% a year ago.
 This represents a record year for profitability for the Company and I am extremely proud to bring you this good news.
FISCAL 1997
 While we were pleased with our results for fiscal 1996, we are now focusing on improving those results in fiscal 1997. Domestically, our plans include both increasing our penetration and coverage areas in existing markets and aggressively working to complete our domestic expansion goals which include Pennsylvania, Texas, and Maryland. Internationally, we also continue to work with licensees who are resolving issues such as frequency availability and financing to expand into a number of additional locations around the world, such as Germany, Italy, China, Korea, and Israel, to name a few.
 Our strategy to increase our penetration in existing domestic markets includes expanding our sales presence among new car dealers, stepping up our sales effort to test the viability of the fleet and commercial markets, and strengthening and improving our advertising. We are in the final stages of selecting an outside advertising agency and we expect to announce an appointment in late spring. Currently, we do all our creative work internally, which has been extremely effective in establishing our brand name and presence in our markets. However, we believe that now is the time to engage


                                     (ART)


the skills of an outside agency as we seek to better position LoJack and its products in present and future markets.
 We are aggressively engaged in improving and upgrading LoJack's technology and product line in the following areas:

 . We have been developing an updated version of the LoJack Unit required for use in the European Community. All approvals for this product should be received by late spring with the first shipment scheduled for South Africa in mid-summer. This version of the LoJack Unit is also suitable for installation in heavy equipment in the United States.
 . Progress continues in the research and development program to develop a new product, the LJU-III, which will help us open new markets for our technology. LJU-III will be a totally self-contained LoJack Unit, the size of a credit card, at a reduced cost over the present LoJack Unit. While development is not complete, and therefore not a certainty, we have tentatively targeted late 1997 for introduction of this new version of the LoJack Unit into the retail aftermarket and fleet vehicle market including rentals, trucking and cargo. The Company feels this new product will complement our existing LoJack Unit which we intend to continue marketing through our existing new car dealer distribution channels.
 . We have completed development of a new version of the Police Tracking

                                                                          2
- --------------------------------------------------------------------------------
  Computer which will be available this spring. The new compact unit is more economical to manufacture and updates our technology replacing outdated parts and meets the current requirement of law enforcement.
 . Finally, we have developed a remote listening post to detect the presence of a LoJack signal for the purpose of enhancing or broadening LoJack coverage.
  We think this is a valuable use of our technology and has great potential in both domestic and international markets for increasing coverage at a reduced cost.

THE POTENTIAL FOR ACQUISITION

 We will continue to consider strategic acquisitions in order to increase our market size, revenue and profit potential. Our objective would be to acquire a company or product line which would be compatible with our brand name, distribution and overhead structure. While we have not seen any candidates that fit our criteria this past year, we are continuing to seek and consider opportunities without distracting ourselves from opportunities in our core business.

CONCLUSION

 In conclusion, on behalf of the officers and Board of Directors, I wish to express our congratulations to Joseph F. Abely on his promotion to President and Chief Operating Officer and also to extend our appreciation to all the employees who make up the "LoJack Team" for their efforts, commitment and dedication in contributing to the continued success of the Company.
 LoJack Corporation has experienced the most successful year in its history with the completion of fiscal 1996. I am extremely optimistic based on the favorable condition of the company and the improvements we have made during the year that we enter fiscal 1997 with even greater opportunity to succeed in expanding our profitability in the coming year.

Yours truly,

(ART)

C. Michael Daley
Chairman and Chief Executive Officer

May 10, 1996

                                                                          3
- --------------------------------------------------------------------------------
SELECTED FINANCIAL DATA

 The following table sets forth selected consolidated financial data of the Company for the periods indicated. The selected consolidated financial data for and as of the end of the years in the five year period ended February 29, 1996 are derived from the consolidated financial statements of the Company which have been audited by Deloitte & Touche LLP. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes appearing elsewhere in this report.

                                                     YEAR ENDED
                          --------------------------------------------------------------------
                          FEBRUARY 29,  FEBRUARY 28,  FEBRUARY 28,  FEBRUARY 28,  FEBRUARY 29,
                              1996          1995          1994          1993          1992
                          ------------  ------------  ------------  ------------  ------------
STATEMENT OF OPERATIONS
 DATA
Revenues................  $52,516,359   $41,658,074   $30,218,584   $23,346,493   $17,535,402
Cost of goods sold......   23,966,360    20,840,184    15,301,927    12,689,495     9,519,738
                          -----------   -----------   -----------   -----------   -----------
Gross margin............   28,549,999    20,817,890    14,916,657    10,656,998     8,015,664
                          -----------   -----------   -----------   -----------   -----------
Costs and expenses:
  Systems costs and
   research and
   development..........    1,263,492       807,462       522,117       725,462       523,910
  Marketing.............   11,211,501     9,277,847     6,797,677     5,747,868     5,201,612
  General and
   administrative.......    5,574,757     4,870,004     4,111,385     3,750,387     3,747,863
  Depreciation and
   amortization.........    1,894,933     2,294,346     1,988,916     1,807,846     1,856,028
                          -----------   -----------   -----------   -----------   -----------
Total...................   19,944,683    17,249,659    13,420,095    12,031,563    11,329,413
                          -----------   -----------   -----------   -----------   -----------
Operating income (loss).    8,605,316     3,568,231     1,496,562    (1,374,565)   (3,313,749)
Interest income
 (expense) and other--
 net....................    1,441,720       564,507       (24,529)     (367,244)   (1,323,935)
                          -----------   -----------   -----------   -----------   -----------
Income (loss) before
 provision for income
 taxes and extraordinary
 item...................   10,047,036     4,132,738     1,472,033    (1,741,809)   (4,637,684)
Income tax provision
 (benefit)..............   (1,931,000)      295,000        79,000
                          -----------   -----------   -----------   -----------   -----------
Income (loss) before
 extraordinary item.....   11,978,036     3,837,738     1,393,033    (1,741,809)   (4,637,684)
Extraordinary item, loss
 on exchange of
 subordinated
 debentures.............                                 (163,062)
                          -----------   -----------   -----------   -----------   -----------
Net income (loss).......  $11,978,036   $ 3,837,738   $ 1,229,971   $(1,741,809)  $(4,637,684)
Preferred dividends for
 the year...............                   (425,563)   (1,216,500)   (1,216,500)
                          -----------   -----------   -----------   -----------   -----------
Net income (loss)
 applicable to common
 stockholders...........  $11,978,036   $ 3,412,175   $    13,471   $(2,958,309)  $(4,637,684)
                          ===========   ===========   ===========   ===========   ===========
Earnings (loss) per
 common share...........  $      0.51   $      0.16   $      0.01   $     (0.23)  $     (0.38)
                          ===========   ===========   ===========   ===========   ===========
BALANCE SHEET DATA
Working capital.........  $33,317,556   $21,967,747   $ 8,006,436   $ 1,270,527   $ 2,180,220
Total assets............   53,079,437    36,694,816    21,376,486    13,559,392    14,775,489
Long-term debt..........      644,218       899,246       617,662     2,384,656     2,221,723
Total liabilities.......    9,351,969     7,930,097     6,213,707     7,371,133     6,938,983
Stockholders' equity....   43,727,468    28,764,719    15,162,779     6,188,259     7,836,506

                                                                          4
- --------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 LoJack is the developer of, and owns all rights to, the LoJack System, a unique patented system designed to assist law enforcement personnel in locating, tracking, and recovering stolen vehicles. The LoJack System is comprised of a Registration System maintained and operated by LoJack; a Sector Activation System and Police Tracking Computers operated by law enforcement officials (the "Law Enforcement Components"); and the LoJack Unit, a VHF (very high frequency) transponder sold to consumers. The LoJack System is designed to be integrated into existing law enforcement computer and telecommunication networks and procedures. If a car equipped with a LoJack Unit is stolen, its owner reports the theft as usual to a local police department. Existing law enforcement computer and communication networks and procedures operate in the normal manner for a report of a stolen vehicle. If the theft involves a vehicle equipped with a LoJack Unit, a unique radio signal will be transmitted automatically to the LoJack Unit in the stolen vehicle activating its tracking signal. The tracking signal emitted from the LoJack Unit can be detected by the Police Tracking Computer installed in police patrol cars throughout the coverage areas and used to lead law enforcement officers to the stolen vehicle.
 The Company's revenues in the United States are derived primarily from the sale of LoJack Units and related products to consumers. Approximately 95% of such sales are made through a distribution network consisting of new automobile dealers.
 In the fiscal year ended February 28, 1993, the Company commenced deriving revenues from fees, sales of product, and royalties pursuant to agreements to license ("License Agreements") the use of the Company's stolen vehicle recovery system technology, principally to selected international markets. In connection with this international expansion, the Company modified its stolen vehicle recovery technology to develop the CarSearch Stolen Vehicle Recovery System ("CarSearch"). Unlike the LoJack System currently in operation in the United States, CarSearch has the flexibility of operating independently of existing law enforcement communication networks.

RESULTS OF OPERATIONS

 Year Ended February 29, 1996 ("fiscal 1996") vs. February 28, 1995 ("fiscal 1995")
 Revenues increased by $10,858,000, or 26%, in fiscal 1996 to $52,516,000 from $41,658,000 in fiscal 1995. Revenues from domestic markets contributed $8,872,000 of the increase and international revenues contributed $1,986,000. The increase in domestic revenues was primarily due to increased revenues of approximately $8,338,000 from sales of LoJack Units and related components in domestic markets, including $3,500,000 from new markets which began operations in fiscal 1996. The increase in international revenues of $1,986,000 resulted from an increase in revenues from sales and royalties of the international version of the LoJack Unit of $1,070,000 to both new and existing licensees, with the balance of the increase from the non-recurring sale of components and license fees principally from new licensing agreements with parties in foreign countries including Russia, Argentina, and South Africa.
 Cost of goods sold decreased to 46% of consolidated revenues in fiscal 1996 from 50% in fiscal 1995. Domestically cost of goods sold decreased as a percentage of revenues to 46% in fiscal 1996 from 50% in fiscal 1995. This decrease is primarily the result of a decrease in the manufactured cost of the LoJack Unit during the year. Additionally, reductions in cost of goods sold were due to installation efficiencies resulting from the economies of scale. International cost of goods sold decreased to 40% of revenues in fiscal 1996 from 50% in fiscal 1995 primarily as the result of revenues being weighted towards higher margin component sales and license fees.
 Systems costs and research and development increased by $456,000 to $1,263,000 in fiscal 1996 from $807,000 in fiscal 1995. Research and development expense increased by $185,000 as a result of expenses related to the development of certain improvements and modifications to the LoJack Unit and Police Tracking Computers, and other projects which commenced during fiscal 1996. Systems costs increased by $271,000 primarily as a result of increased system operating costs related to the fiscal 1995 expansion markets which were in operation for a full year in fiscal 1996, as well as increases in systems maintenance costs and maintenance engineering salaries related to updating and repairing existing LoJack Systems.
 Marketing expenses increased by $1,933,000 to $11,211,000 in fiscal 1996 from $9,278,000 in fiscal 1995 primarily as the result of increases in marketing wages and benefits of $506,000 and increases in general marketing expenses, including advertising costs, of $1,427,000 as the result of both a full year of operations in the fiscal 1995 expansion markets, the start-up of new markets in fiscal 1996, and an increase in marketing spending related to the increase in overall business volume during the year in existing domestic markets.
 General and administrative expenses increased by $705,000 to $5,575,000 in fiscal 1996 from $4,870,000 in fiscal 1995, primarily due to the addition of certain administrative personnel and related office, telephone, insurance and other expenses necessary to accommodate the demands of the increase in the company's business volume, legal and other fees resulting from the Company's international expansion and other non-recurring matters, as well as a full year of operations for the fiscal 1995 expansion markets.
 Depreciation expense decreased by $399,000 as the result of LoJack System components in certain older markets becoming fully depreciated. This decrease is offset partially by increases in depreciation related to fiscal 1995 and fiscal 1996 start-up markets as well as current year additions of certain computer equipment and software.
 Interest income increased by $709,000 to $1,526,000 in fiscal 1996 from $817,000 in fiscal 1995 as the result in the increase in cash balances available for investment during the year offset by a general decrease in average interest rates during the year.
 Interest expense decreased by $177,000 to $167,000 in fiscal 1996

                                                                          5
- --------------------------------------------------------------------------------
from $344,000 in fiscal 1995 primarily due to the inclusion of additional interest expense in fiscal 1995 related to a guarantee under a former line of credit.
 Other income decreased by $9,000 in fiscal 1996 to $82,000 from $91,000 in fiscal 1995 primarily due to a decrease in income earned on disposals of installation vehicles.
 The income tax provision (benefit) decreased by $2,226,000 to a benefit of $1,931,000 in fiscal 1996 from a provision of $295,000 in fiscal 1995. This decrease resulted from an increase in the current provision of $428,000 as the result of the increase in taxable income during the fiscal year, offset by a deferred tax benefit of $2,654,000 which resulted from the realization of the future tax benefit of the Company's remaining net operating loss carryforwards in accordance with certain accounting pronouncements.
 As a result of the foregoing, net income for fiscal 1996 increased by $8,140,000 to $11,978,000 in fiscal 1996 from $3,838,000 in fiscal 1995.

 Year Ended February 28, 1995 ("fiscal 1995") vs. February 28, 1994 ("fiscal 1994")

 Revenues increased by $11,439,000, or 38%, to $41,658,000 for fiscal 1995 from $30,219,000 in fiscal 1994. This increase is primarily the result of increased revenues of $12,039,000 from sales of LoJack Units and related components in the Company's domestic markets. Revenues from existing domestic markets contributed $5,725,000 of this increase, while revenues from the new markets ("new markets") of Rhode Island and New York (both operational in June of 1994) provided $6,314,000 of the increase in domestic revenues over fiscal 1994. This increase in domestic revenues was offset partially by a net decrease of $600,000 in foreign revenues derived pursuant to License Agreements consisting of a $1,344,000 decrease in non-recurring license fees earned offset by a $744,000 increase in revenues from the sale of CarSearch products and ongoing royalties.
 Cost of goods sold as a percentage of revenues decreased overall to 50% in fiscal 1995 from 51% in fiscal 1994. Domestically, cost of goods sold as a percentage of revenues decreased by 3% to 50% in fiscal 1995 from 53% a year earlier. This decrease is the result of reduced manufacturing costs of the LoJack Unit as well as increased installation efficiencies resulting from the economies of scale. Cost of goods sold related to revenues derived under License Agreements increased to 50% of related revenues in fiscal 1995 from 29% in fiscal 1994. This increase is the result of the aforementioned decrease in license fee revenue, which has no significant related cost component, to 15% of total revenues under License Agreements in fiscal 1995 from 50% in fiscal 1994.
 Systems costs and research and development increased by $285,000 to $807,000 in fiscal 1995 from $522,000 a year earlier. This increase is the result of several research and development projects undertaken during the year related to the LoJack System and other products as well as increased system operating costs related to the addition of the new markets in fiscal 1995.
 Overall, marketing expenses increased by $2,480,000 to $9,278,000 in fiscal 1995 from $6,798,000 a year earlier primarily as the result of advertising costs and marketing wages related to the start-up of the new markets in fiscal 1995, as well as an increased media presence in certain existing domestic markets.
 Overall, general and administrative expenses increased by $759,000 to $4,870,000 in fiscal 1995 from $4,111,000 a year earlier. This increase is primarily the result of the start-up of new markets in fiscal 1995 as well as an increase in administrative personnel, services, telephone expense and supplies related to the increase in domestic revenues.
 Depreciation and amortization increased by $305,000 to $2,294,000 in fiscal 1995 from $1,989,000 a year earlier. The start-up of new markets accounted for $271,000 of the increase, and the remaining $34,000 is the result of net additions to property and equipment in existing markets.
 Interest expense increased by $31,000 to $344,000 in fiscal 1995 from $313,000 a year earlier primarily as the result of interest expense on new capital leases for installation vehicles entered into during the fiscal year.
 Interest income increased $741,000 to $817,000 in fiscal 1995 from $76,000 in fiscal 1994. This increase is primarily the result of increased interest income generated from the increase in cash available for investment during the year and higher interest rates.

 Other income decreased by $122,000 to $91,000 in fiscal 1995 from $213,000 in fiscal 1994 primarily due to the absence in fiscal 1995 of income related to the renegotiation of a lease in fiscal 1994.
 Provision for income taxes increased
by $216,000 to $295,000 for fiscal 1995 from $79,000 a year earlier as the result of the Company's increased taxable income for fiscal 1995.
 The extraordinary loss item of $163,000 in fiscal 1994 is the result of the exchange of the Company's common stock for the convertible subordinated debentures of a subsidiary.
 As a result of the foregoing, net income increased by $2,608,000 to $3,838,000 in fiscal 1995 from $1,230,000 a year earlier.

                                                                          6
- --------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

                                             1996         1995         1994
                                          -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by operating
 activities before changes in assets and
 liabilities............................  $12,291,933  $ 6,815,872  $ 3,745,237
Increase (decrease) in cash from changes
 in assets and liabilities..............   (1,147,524)     (86,380)     198,574
                                          -----------  -----------  -----------
Net cash provided by operating
 activities.............................  $11,144,409  $ 6,729,492  $ 3,943,811
                                          ===========  ===========  ===========
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock................  $ 1,682,849  $13,585,828  $ 5,452,730
Repayment of debt and other.............   (1,015,436)    (687,895)    (471,630)
Preferred stock dividends paid..........                (3,821,626)
Repurchase of common stock..............     (847,500)
                                          -----------  -----------  -----------
Net cash provided by (used for)
 financing activities...................  $  (180,087) $ 9,076,307  $ 4,981,100
                                          ===========  ===========  ===========
CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditures for property and equipment-
 net....................................  $  (999,567) $(2,556,419) $(1,912,570)
                                          -----------  -----------  -----------
Net cash used for investing activities..  $  (999,567) $(2,556,419) $(1,912,570)
                                          ===========  ===========  ===========

 The Company's strategic plan in the United States is to expand the use of its technology to those jurisdictions where the combination of new vehicle sales, population density, and the incidence of vehicle theft is high. Expansion of the LoJack System in the United States requires substantial investments of capital and operating resources. The Company had historically financed its capital and operating needs through the issuance of common stock, convertible debentures, long-term debt, and since fiscal 1993, from cash flow from operations.
 In fiscal 1996 the decrease in cash from changes in assets and liabilities of $1,148,000 includes an increase in accounts receivable of $1,853,000, and an increase in inventory of $935,000, and other net increases in assets and liabilities of $4,000, offset partially by increases in accrued liabilities of $894,000 and deferred revenue of $750,000. The increase in gross accounts receivable of $1,853,000 is primarily related to the increase in domestic revenues during the fourth quarter of fiscal 1996 of over $1,445,000 versus fiscal 1995, as well as a receivable of over $200,000 related to a rebate due from an inventory supplier. The increase in inventory of $935,000 resulted primarily from an effort to increase the Company's inventory on hand to sufficient levels to satisfy the Company's current level of business, as well as to meet unanticipated demand. In addition, certain inventory on hand at February 29, 1996 related to shipments of LoJack Units to certain international licensees in early fiscal 1997. The Company expects that its investment in inventory and accounts receivable will increase as its sales increase. As the result of uncertainties in timing, changes in refundable deposits from international licensees cannot be estimated. The increase in deferred revenue is related to cash received during the year under the extended warranty program for which revenue is amortized over a five year period. The increase in accrued liabilities resulted from increases in accrued taxes and other liabilities relative to the Company's increased business profitability and volume.
 The Company is presently pursuing expansion efforts in several new states which meet the qualifications set forth in the Company's initial strategic plan. Additionally, the Company is in negotiations to expand into new jurisdictions within certain states which currently have operational LoJack Systems. The Company expects that, pending receipt of necessary approvals, certain of these potential expansion markets will become operational during fiscal 1997. The Company plans to fund these expansions as well as other capital expenditures during fiscal 1997 using existing working capital or cash flow from operations. The Company estimates capital expenditures in fiscal 1997 of approximately $2,500,000 to $3,000,000 for these expansions and other on-going capital requirements.
 The Company's expansion into additional international markets is achieved through licensing agreements and has not, in the past, required capital investment on the part of the Company. The Company currently has no plans to change its practice.
 During fiscal 1996 the Company's board of directors authorized a stock repurchase program under which the Company may repurchase up to 2,200,000 shares of its outstanding common stock. The Company plans to accomplish the repurchase program in open market transactions, from time to time, depending on the price of its stock. As of February 29, 1996 the Company had repurchased 90,000 common shares. From March 1, 1996 through May 8, 1996 the Company has repurchased an additional 20,000 common shares.
 In February 1996 the Company completed an amendment to a revolving credit facility with a bank which provides for borrowings up to a maximum of $7,500,000. The amount of actual available borrowings is determined based upon certain financial performance formulas. As of May 8, 1996 the Company would be eligible to borrow $7,500,000. Amounts outstanding under the line of credit bear interest at the bank's base rate. This facility permits borrowings and repayments through March 1, 1997 at which time the line of credit converts to a term loan which requires quarterly installments of principal commencing on May 31, 1997 and ending on February 28, 2002. The loan agreement contains limitations on indebtedness, certain investments in equity securities, and entity acquisitions; requires the bank's approval of mergers; and prohibits disposition of assets other

                                                                          7
- --------------------------------------------------------------------------------
than in the normal course of business. Additionally, the Company is required to maintain certain financial performance levels, including debt service coverage, minimum tangible capital funds, leverage, quick ratio, and profitability. The Company is permitted to pay dividends and repurchase its own common stock under terms of the agreement, and is only limited to the extent of its ability to meet certain financial performance measures. As of May 8, the Company has no borrowings under this line of credit.
 Capital lease obligations aggregating $879,000, $1,299,000 and $854,000 were incurred for new equipment during each of the three years ended February 29, 1996. Interest rates on such leases range from 6% to 9% per annum. As of the last day of February 1996 and 1995, principal amounts under such leases aggregated $1,315,000 and $1,451,000, respectively.
 The Company continues to participate in research and development efforts regarding both improvements and modifications to the LoJack Unit and LoJack system components. The Company expects to spend approximately $850,000 in fiscal 1997 on its research and development efforts as compared with $515,000 spent in fiscal 1996.
 As the result of the recognition of the estimated tax benefit of the remaining net operating loss carryforwards, the Company will start, in its quarter ending May 31, 1997, to accrue income taxes for financial reporting purposes based upon its pre-tax income at a rate of approximately 39%, although the Company's actual cash payment for taxes will be substantially offset to the extent of the tax effect of the utilization of net operating loss carryforwards of $13,600,000.
 As of February 29, 1996 the Company had working capital of $33,348,000. The Company believes that its anticipated capital and operating requirements for fiscal 1997 can be funded from cash flows from operations. The Company intends to continue to repurchase shares of its common stock in accordance with the plan authorized by the board of directors during fiscal 1996 provided that the reacquisition cost makes such repurchases economically practical. The Company is also continuing to explore possible investment opportunities, including, but not limited to, possible acquisitions of, or investments in, other companies.
 The Company's current operations are not materially impacted by the effects of inflation.

NEW ACCOUNTING PRONOUNCEMENTS

 In fiscal 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and SFAS
No. 123 "Accounting for Stock-Based Compensation", which are effective for the Company's fiscal year 1997. The Company's management does not believe implementation of SFAS No. 121 will have a significant impact on the financial statements when adopted in fiscal 1997. With regard to SFAS No. 123, the Company has determined as permitted under SFAS No. 123 that it will not adopt the fair value method and will continue to use Accounting Principles Board Opinion No. 25 for the measurement and recognition of employee stock based transactions.

CAUTIONARY STATEMENTS

 The Private Securities Litigation Reform Act of 1995 contains certain safe harbors regarding forward-looking statements. From time to time, information provided by the Company or statements made by its directors, officers, or employees may contain "forward-looking" information which involve risk and uncertainties. Any statements in this report that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of the Company's market and customers, the Company's objectives and plans for future operations, possible acquisitions, and the Company's expected liquidity and capital resources). Such forward-looking statements are based on a number of assumptions and involve a number of risks and uncertainties, and accordingly, actual results could differ materially. Factors that may cause such differences include, but are not limited to: the continued and future acceptance of the Company's products and services, the rate of growth in the industries of the Company's customers; the presence of competitors with greater technical marketing and financial resources; the Company's ability to promptly and effectively respond to technological change which meet evolving customer needs; capacity and supply constraints or difficulties; and the Company's ability to successfully integrate new operations. For a further discussion of these and other significant factors to consider in connection with forward-looking statements concerning the Company, reference is made to Exhibit 99 of the Company's Annual Report on Form 10-K for fiscal year February 29, 1996.

LOJACK CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED FEBRUARY 29, 1996 AND FEBRUARY 28, 1995 AND 1994              8
- --------------------------------------------------------------------------------

                                             1996         1995         1994
                                          -----------  -----------  -----------
Revenues................................  $52,516,359  $41,658,074  $30,218,584
Cost of Goods Sold......................   23,966,360   20,840,184   15,301,927
                                          -----------  -----------  -----------
Gross Margin............................   28,549,999   20,817,890   14,916,657
                                          -----------  -----------  -----------
Costs and Expenses:
System costs and research and develop-
 ment...................................    1,263,492      807,462      522,117
Marketing...............................   11,211,501    9,277,847    6,797,677
General and administrative..............    5,574,757    4,870,004    4,111,385
Depreciation and amortization...........    1,894,933    2,294,346    1,988,916
                                          -----------  -----------  -----------
Total...................................   19,944,683   17,249,659   13,420,095
                                          -----------  -----------  -----------
Operating Income........................    8,605,316    3,568,231    1,496,562
                                          -----------  -----------  -----------
Other Income (Expense):
Interest expense........................     (166,748)    (343,658)    (313,301)
Interest income.........................    1,526,440      817,179       75,732
Other income............................       82,028       90,986      213,040
                                          -----------  -----------  -----------
Total...................................    1,441,720      564,507      (24,529)
                                          -----------  -----------  -----------
Income Before Provision for Income Taxes
 and Extraordinary Item.................   10,047,036    4,132,738    1,472,033
Income Tax Provision (Benefit)..........   (1,931,000)     295,000       79,000
                                          -----------  -----------  -----------
Income Before Extraordinary Item........   11,978,036    3,837,738    1,393,033
Extraordinary Item--Loss on exchange of
 subordinated debentures................                               (163,062)
                                          -----------  -----------  -----------
Net Income..............................   11,978,036    3,837,738    1,229,971
Preferred Dividends for the Year........                  (425,563)  (1,216,500)
                                          -----------  -----------  -----------
Net Income Applicable to Common Stock-
 holders................................  $11,978,036  $ 3,412,175  $    13,471
                                          ===========  ===========  ===========
Primary and fully diluted earnings per
 common share:
Income before extraordinary item........  $      0.51  $      0.16  $      0.02
Extraordinary item......................                                  (0.01)
                                          -----------  -----------  -----------
Earnings per common share...............  $      0.51  $      0.16  $      0.01
                                          ===========  ===========  ===========
Weighted average common shares and
 equivalents............................   23,284,684   20,666,057   17,530,096
                                          ===========  ===========  ===========

See notes to consolidated financial statements.

LOJACK CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
FEBRUARY 29, 1996 AND FEBRUARY 28, 1995                                   9
- --------------------------------------------------------------------------------

                                                         1996          1995
ASSETS                                                   ----          ----
Current Assets:
Cash and equivalents...............................  $ 31,630,663  $ 21,665,908
Accounts receivable--Net...........................     5,873,918     4,258,555
Inventories........................................     2,780,416     1,845,753
Prepaid expenses and other.........................        83,544        63,971
                                                     ------------  ------------
Total current assets...............................    40,368,541    27,834,187
Property and Equipment--Net........................     7,652,703     8,440,427
Deferred Tax Asset.................................     4,703,173
Other Assets--Net..................................       355,020       420,202
                                                     ------------  ------------
Total..............................................  $ 53,079,437  $ 36,694,816
                                                     ============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current portion of capital lease obligations.......  $    670,925  $    651,854
Accounts payable...................................     2,562,922     2,548,811
Accrued and other liabilities......................       996,165       740,958
Deposits...........................................     1,087,741       718,668
Current portion of deferred revenue................       695,794       437,778
Accrued compensation...............................       672,938       709,069
Accrued taxes......................................       364,500        59,302
                                                     ------------  ------------
Total current liabilities..........................     7,050,985     5,866,440
                                                     ------------  ------------
Deferred Revenue...................................     1,656,766     1,164,411
                                                     ------------  ------------
Long-term Debt:
Capital lease obligations..........................       644,218       799,246
10% convertible subordinated debentures............                     100,000
                                                     ------------  ------------
Total long-term debt...............................       644,218       899,246
                                                     ------------  ------------
Commitments and Contingencies
Stockholders' Equity:
Series A preferred stock--$.01 par value;
 authorized, 10,000,000 shares; issued, 0 shares at
 February 29, 1996 and February 28, 1995...........
Common stock--$.01 par value; authorized,
 35,000,000 shares; issued, 21,876,666 and
 21,252,610 shares at February 29, 1996 and
 February 28, 1995, respectively...................       218,767       212,527
Additional paid-in capital.........................    56,872,389    53,046,416
Deficit............................................   (12,516,188)  (24,494,224)
Treasury stock, at cost, 90,000 shares of common
 stock.............................................      (847,500)
                                                     ------------  ------------
Total stockholders' equity.........................    43,727,468    28,764,719
                                                     ------------  ------------
Total..............................................  $ 53,079,437  $ 36,694,816
                                                     ============  ============

See notes to consolidated financial statements.

LOJACK CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED FEBRUARY 29, 1996 AND FEBRUARY 28, 1995 AND 1994          10
- --------------------------------------------------------------------------------

                      Preferred Stock        Common Stock                                  Treasury Stock
                    --------------------  -------------------                            -------------------
                                                              Additional
                    Number of             Number of             Paid-in                  Number of
                      Shares     Amount     Shares    Amount    Capital      Deficit      Shares    Amount       Total
                    ----------  --------  ---------- -------- -----------  ------------  --------- ---------  -----------
Balance, March 1,
 1993.............   1,216,500  $ 12,165  12,839,088 $128,391 $31,788,010  $(25,740,307)                      $ 6,188,259
Issuance of common
 stock:
 Exercise of
  warrants and
  options.........                         1,705,272   17,052   5,435,678                                       5,452,730
 Conversion of
  subordinated
  debentures of a
  subsidiary......                           554,262    5,543   2,202,845                                       2,208,388
 Other............                            16,083      161      83,270                                          83,431
Net income........                                                            1,229,971                         1,229,971
                    ----------  --------  ---------- -------- -----------  ------------                       -----------
Balance, February
 28, 1994.........   1,216,500    12,165  15,114,705  151,147  39,509,803   (24,510,336)                       15,162,779
Issuance of common
 stock:
 Exercise of
  warrants and
  options.........                         3,278,453   32,785  13,553,043                                      13,585,828
 Conversion of
  preferred stock
  into common
  stock...........  (1,216,500)  (12,165)  2,859,452   28,595     (16,430)                                              0
Preferred dividend
 paid.............                                                           (3,821,626)                       (3,821,626)
Net income........                                                            3,837,738                         3,837,738
                    ----------  --------  ---------- -------- -----------  ------------                       -----------
Balance, February
 28, 1995.........                        21,252,610  212,527  53,046,416   (24,494,224)                       28,764,719
Issuance of common
 stock:
 Exercise of
  options.........                           600,550    6,005   1,676,844                                       1,682,849
 Conversion of
  subordinated
  debentures......                            23,506      235      99,765                                         100,000
Repurchase of
 common stock.....                                                                        90,000   $(847,500)    (847,500)
Tax benefit of
 employee stock
 option exercises.                                              2,049,364                                       2,049,364
Net income........                                                           11,978,036                        11,978,036
                    ----------  --------  ---------- -------- -----------  ------------   ------   ---------  -----------
Balance, February
 29, 1996.........                        21,876,666 $218,767 $56,872,389  $(12,516,188)  90,000   $(847,500) $43,727,468
                    ==========  ========  ========== ======== ===========  ============   ======   =========  ===========

See notes to consolidated financial statements

LOJACK CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED FEBRUARY 29, 1996 AND FEBRUARY 28, 1995 AND 1994          11
- --------------------------------------------------------------------------------

                                            1996         1995         1994
                                         -----------  -----------  -----------
Cash Flows From Operating Activities:
Net income.............................  $11,978,036  $ 3,837,738  $ 1,229,971
                                         -----------  -----------  -----------
Adjustments to reconcile net income to
 net cash provided by operating activi-
 ties:
Depreciation and amortization..........    2,730,173    2,860,303    2,351,483
Provision for doubtful accounts........      237,724      117,831          721
Loss on exchange of debentures.........                                163,062
Deferred tax benefit...................   (2,654,000)
Increase (decrease) in cash from
 changes in assets and liabilities:
Accounts receivable....................   (1,853,087)  (1,714,369)    (255,144)
Inventories............................     (934,663)     (42,483)     331,798
Prepaid expenses and other.............      (19,573)     (10,338)       4,108
Other assets...........................        1,778       41,325      (86,385)
Accounts payable.......................       14,111      300,477     (135,446)
Accrued and other liabilities..........      893,539      677,287      (74,976)
Deferred revenue.......................      750,371      661,721      414,619
                                         -----------  -----------  -----------
Total adjustments......................     (833,627)   2,891,754    2,713,840
                                         -----------  -----------  -----------
Net cash provided by operating activi-
 ties..................................   11,144,409    6,729,492    3,943,811
                                         -----------  -----------  -----------
Cash Flows From Investing Activities:
Expenditures for property and equip-
 ment--net.............................     (999,567)  (2,556,419)  (1,912,570)
                                         -----------  -----------  -----------
Cash Flows From Financing Activities:
Issuance of common stock...............    1,682,849   13,585,828    5,452,730
Repayment of debt......................   (1,015,436)    (687,895)    (460,873)
Payment of preferred dividends.........                (3,821,626)
Repurchase of common stock.............     (847,500)
Other..................................                                (10,757)
                                         -----------  -----------  -----------
Net cash (used for) provided by financ-
 ing activities........................     (180,087)   9,076,307    4,981,100
                                         -----------  -----------  -----------
Increase in Cash and Equivalents.......    9,964,755   13,249,380    7,012,341
Beginning Cash and Equivalents.........   21,665,908    8,416,528    1,404,187
                                         -----------  -----------  -----------
Ending Cash and Equivalents............  $31,630,663  $21,665,908  $ 8,416,528
                                         ===========  ===========  ===========

See notes to consolidated financial statements.

LOJACK CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED FEBRUARY 29, 1996 AND FEBRUARY 28, 1995 AND 1994          12
- --------------------------------------------------------------------------------
1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 THE COMPANY--LoJack Corporation and subsidiaries ("LoJack" or the "Company") market and license for use components of the LoJack System (the "LoJack System") and related products, a unique proprietary system for locating, tracking and recovering stolen vehicles.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 FISCAL YEAR--The Company's February 1996, 1995 and 1994 fiscal years ended on February 29, 1996, and February 28, 1995 and 1994, respectively.
 PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of LoJack and its wholly owned subsidiaries. Intercompany transactions and balances are eliminated in consolidation.
 REVENUE RECOGNITION--Sales of the LoJack Units and related products are recognized upon installation by the Company. Revenues from the sales of components of the LoJack System to licensees are recognized upon shipment.
 Nonrefundable fees received in connection with the granting of licenses to implement and operate components of the LoJack System are generally recognized upon receipt of the fees or, in the case of deposits, once they become nonrefundable. Such revenues aggregated approximately $932,000, $163,000 and $1,507,000 for the fiscal years ended February 1996, 1995 and 1994, respectively. LoJack's sole obligation in connection with the granting of licenses is to provide technical assistance on a fee-for-service basis.
 Revenues from sales of extended warranties are amortized over the estimated term of the warranties (five years). Costs directly related to the sales of such warranties are deferred and charged to expense proportionately as the revenues are recognized. Such revenues aggregated approximately $570,000, $334,000 and $153,000 for the fiscal years ended February 1996, 1995 and 1994, respectively. The related warranty costs are recognized when incurred. Revenues from extended warranty sales expected to be realized beyond one year are classified as a long-term liability.
 RESEARCH AND DEVELOPMENT--Costs for research and development on components of the LoJack System have been expensed as incurred. Such costs aggregated approximately $515,000, $330,000, and $150,000 for the fiscal years ended February 1996, 1995 and 1994, respectively.
 CASH EQUIVALENTS--Cash equivalents include short-term, highly liquid investments purchased with remaining maturities of three months or less. These cash equivalents consist of high quality securities purchased through major banks. Management routinely assesses the financial strength of the banks and, as of February 29, 1996, believes it had no significant exposure to credit risks.
 ACCOUNTS RECEIVABLE--The allowance for doubtful accounts was approximately $395,000 and $193,000 as of the end of February 1996 and 1995, respectively. Accounts receivable are principally due from new automobile dealers that are geographically dispersed in various states in the United States.
 INVENTORIES--Inventories are stated at the lower of cost (first-in, first-out method) or market and consist primarily of finished goods, including LoJack Units and other related products and components held for resale.
 PROPERTY AND EQUIPMENT--Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets (three to seven years).
 OTHER ASSETS--NET--Other assets--net consist of the following as of the end of
February:

                                                                1996     1995
                                                              -------- --------
Engineering deposits......................................... $110,000 $110,000
Deferred contract costs......................................  153,920  185,612
Deferred financing costs.....................................   25,438   54,094
Deferred patent costs........................................   12,318   15,373
Other (principally deposits).................................   53,344   55,123
                                                              -------- --------
Total........................................................ $355,020 $420,202
                                                              ======== ========

 Deferred contract, financing and patent costs are being amortized using the straight-line method over periods ranging from 3 to 17 years. Accumulated amortization aggregated approximately $247,000 and $184,000 as of the end of February 1996 and 1995, respectively.
 PRODUCT WARRANTY COSTS--Anticipated costs related to standard product warranties are charged to income at the time of the sale of the related products.
 EARNINGS PER SHARE--Earnings per share has been computed by dividing net income, after reduction for preferred stock dividends, by the weighted average number of common shares and equivalents outstanding. Common share equivalents included in the computation represent shares issuable upon assumed exercise of stock options (and stock purchase warrants for fiscal years 1995 and 1994), which would have a dilutive effect. Fully diluted and primary earnings per share were the same for the years ended February 1996, 1995 and 1994.
 INCOME TAXES--Deferred tax assets and liabilities are determined based upon:
(a) the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse, and (b) operating loss and tax credit carryforwards.
 FAIR VALUE OF FINANCIAL INSTRUMENTS--The Company's financial instruments consist of cash and equivalents, accounts receivable, accounts payable, deposits, accrued liabilities, capital lease obligations and, at the end of February 1995, 10% convertible subordinated debentures. The fair value of these financial instruments at the end of February 1996 and 1995 approximate their carrying values.
 SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION--Cash payments for interest aggregated approximately $168,000, $672,000 and $83,000 for the fiscal years ended February 1996, 1995 and 1994, respectively. Cash payments for income taxes for the fiscal years ended February 1996, 1995 and 1994 were approximately $418,000, $244,000 and $95,000, respectively.
 SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES AND EXTRAORDINARY LOSS--Capital lease obligations aggregating approximately $879,000, $1,299,000 and $854,000 were incurred when the Company entered into

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)                13
- --------------------------------------------------------------------------------
lease agreements for new vehicles and equipment during the fiscal years ended February 1996, 1995 and 1994, respectively.
 In July 1995, $100,000 of the Company's 10% convertible subordinated debentures were converted into 23,506 shares of the Company's common stock.
 On May 27, 1994, the Company called for redemption on July 11, 1994, 1,216,500 shares of its Series A Preferred Stock at a price of $10.50 per share. Prior to the redemption date, holders of all of the 1,216,500 shares of the Preferred
Stock exercised their option to convert such shares into 2,859,452 shares of the Company's common stock and receive payment of $3,821,626 of accumulated preferred dividends, which had accumulated at a rate of 10% per year from May
15, 1991. As a result of this conversion, the Company no longer has any preferred stock outstanding.
 On May 7, 1993, the Company acquired from an investor group their holdings of convertible subordinated debentures of the Company's New Jersey subsidiary in exchange for 554,262 shares of the Company's common stock. The convertible subordinated debentures which were exchanged had a face value of $1,566,977 plus accrued interest of $528,873. The total loss on exchange of the convertible subordinated debentures aggregated $163,062, which is classified as an extraordinary item. Of this loss, $152,306 was a noncash transaction, including $39,768 of unamortized deferred financing costs related to the convertible subordinated debentures which were written off upon the exchange.
 ACCOUNTING PRONOUNCEMENTS--In fiscal 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and SFAS No. 123, "Accounting for Stock-Based
Compensation," which are effective for the Company's fiscal year 1997. The Company's management does not believe implementation of SFAS No. 121 will have a significant impact on the financial statements when adopted in fiscal 1997.
With regard to SFAS No. 123, the Company has determined that, as permitted under SFAS No. 123, it will not adopt the fair value method and will continue to use Accounting Principles Board Opinion No. 25 for the measurement and recognition of employee stock-based transactions.
 USE OF ESTIMATES--The management of the Company is required, in certain instances, to use estimates and assumptions that affect the amounts reported in the financial statements, and the notes thereto, in order to conform with generally accepted accounting principles. The Company's actual results could differ from these estimates.
 RECLASSIFICATIONS--Certain 1995 and 1994 amounts have been reclassified to conform to the 1996 presentation.
2. PROPERTY AND EQUIPMENT

 Property and equipment consisted of the following as of the end of February:

                                                         1996          1995
                                                     ------------  ------------
LoJack System components............................ $ 13,015,269  $ 12,144,624
Equipment, furniture, and fixtures..................    2,766,764     2,076,926
Vehicles............................................    3,129,892     2,797,533
                                                     ------------  ------------
Total...............................................   18,911,925    17,019,083
Less accumulated depreciation and amortization......  (12,069,040)  (10,042,098)
                                                     ------------  ------------
Total...............................................    6,842,885     6,976,985
LoJack System components not yet in service.........      809,818     1,463,442
                                                     ------------  ------------
Property and equipment--net......................... $  7,652,703  $  8,440,427
                                                     ============  ============

 Total additions to property and equipment, including those relating to capital lease obligations, aggregated approximately $2,158,000, $3,471,000 and $3,122,000 for the fiscal years ended February 1996, 1995 and 1994, respectively.
 LoJack System components not yet in service consist primarily of certain components relating to the implementation of the LoJack System in expansion markets. Such components at the end of February 1996 are expected to be used in markets which are estimated to be approved and become operational during the year ending February 28, 1997.

3. NOTE PAYABLE AND CAPITAL LEASE OBLIGATIONS

 LINE OF CREDIT--The Company has renewed a line-of-credit agreement with a bank for a revolving credit facility which provides for borrowings up to a maximum of $7,500,000. The amount of actual available borrowings is determined based upon certain financial performance formulas. As of February 29, 1996, the Company would be eligible to borrow $7,500,000. This facility permits borrowings and repayments through March 1, 1997, at which time the line of credit converts to a term loan which requires quarterly installments of principal commencing on May 31, 1997 and ending on February 28, 2002. Outstanding borrowings under the line of credit bear annual interest, payable monthly, at the bank's base rate. No borrowings were outstanding under the line of credit as of the end of February 1996 and 1995.
 The Company has granted to the bank a security interest in substantially all of the assets of the Company and its subsidiaries. The loan agreement relating to the line of credit generally contains limitations on indebtedness, certain investments in equity securities and entity acquisitions; requires lender's approval of mergers; and prohibits disposition of assets other than in the normal course of business. Additionally, the loan agreement requires the Company to maintain certain financial performance measures including debt service coverage, minimum tangible capital funds, leverage, quick ratio and profitability.
 The payment of dividends and repurchase of the Company's common stock is permitted and is limited only to the extent such payments affect the Company's ability to meet the financial performance measures under the line of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)                14
- --------------------------------------------------------------------------------
 CAPITAL LEASE OBLIGATIONS--The Company has entered into capital lease arrangements for certain vehicles and equipment. The cost of leased vehicles and equipment included in property and equipment was approximately $2,946,000 and $2,966,000, and the related accumulated amortization was approximately $1,447,000 and $1,390,000 as of the end of February 1996 and 1995,
respectively.
 REPAYMENT REQUIREMENTS--At February 29, 1996, scheduled repayment requirements for capital lease obligations are as follows:

1997................................................................. $ 769,619
1998.................................................................   529,814
1999.................................................................   160,080
2000.................................................................    13,616
                                                                      ---------
Total payments....................................................... 1,473,129
Less amounts representing interest...................................  (157,986)
                                                                      ---------
Total principal...................................................... 1,315,143
Less current portion.................................................  (670,925)
                                                                      ---------
Long-term portion.................................................... $ 644,218
                                                                      =========

4. STOCKHOLDERS' EQUITY

 STOCK OPTIONS--In July 1989, the Company's stockholders adopted the LoJack Incentive Stock Option Plan ("ISO Plan") which covers substantially all employees. The ISO Plan, as amended, provides for the granting of options to purchase a maximum of 500,000 shares of common stock, of which options to purchase 279,900 shares of common stock are outstanding and 91,050 shares remained available for future grant as of February 29, 1996. In July 1992 and July 1995, the Company's stockholders approved amendments to the ISO Plan to create a new class of Senior Management Options, which provide for the granting of options to purchase a maximum of 3,414,135 shares of common stock, of which options to purchase 2,303,000 shares of common stock have been granted and 1,111,135 shares remained available for future grant as of February 29, 1996. In July 1994, the Company's stockholders approved an amendment to the ISO Plan to provide for the granting of options to non-employee directors to purchase a maximum of 210,000 shares of common stock, of which options to purchase 75,000 shares of common stock have been granted and 135,000 remained available for future grant. The Company has, from time to time, also granted options to key employees, officers and directors to purchase an aggregate of 236,750 shares of the Company's common stock. The options, including those issued under the ISO Plan, provide for an exercise price equal to fair market value of the common stock as of the date of the grant, generally vest ratably over periods of three to five years, and expire ten years from the date of the grant.
 A summary of stock option activity for the fiscal years ended February 1996, 1995 and 1994 is as follows:

                                            1996         1995         1994
                                        ------------  -----------  -----------
Outstanding, beginning of period.......    2,842,600    2,493,550    2,022,250
Granted................................      524,475      535,550      516,000
Exercised..............................     (600,550)    (186,300)     (35,700)
Canceled...............................     (167,875)        (200)      (9,000)
                                        ------------  -----------  -----------
Outstanding, end of period ($2.00-
 $12.38)...............................    2,598,650    2,842,600    2,493,550
                                        ============  ===========  ===========
Exercisable, end of period.............    1,854,145    1,720,085    1,448,520
                                        ============  ===========  ===========
Option prices per share:
Granted................................ $8.38-$12.38  $6.63-$7.63     $4.94
Exercised.............................. $2.00-$ 7.63  $2.00-$4.94  $2.00-$2.38
Canceled............................... $2.38-$ 9.00     $4.38     $2.38-$4.53

 STOCK PURCHASE WARRANTS--In connection with the issuance of the Company's 10% subordinated debentures (see Note 1), holders of the Company's Series A Preferred Stock (see Note 1) and 10% convertible subordinated debentures were granted warrants to purchase 3,141,517 shares of common stock, expiring May 15, 1997, at an exercise price of $4.25 per share. During the year ended February 28, 1994, 91,092 of these warrants were exercised. On March 25, 1994, the Company called the remaining warrants pursuant to terms of the related warrant agreement. During the year ended February 28, 1995, 3,050,425 of such warrants were exercised, resulting in net proceeds to the Company of approximately $12,965,000.
 In connection with the private placement of 794,449 shares of the Company's common stock in November 1991, the Company issued warrants to purchase 1,459,800 shares of common stock, expiring November 15, 1998, at an exercise price of $3.00 per share. The holders exercised all of these warrants during the year ended February 28, 1994.
 In connection with a 1989 offering of common stock, the Company granted the underwriter warrants to purchase 170,000 shares of common stock at a price of $5.25 per share. The warrants were exercisable through April 1994. During the years ended February 28, 1995 and 1994, the holders exercised 42,000 and 118,680 warrants, respectively, and the balance expired unexercised in April 1994.
 COMMON STOCK RESERVED--As of February 29, 1996, the Company had 21,786,666 shares of common stock issued and outstanding, and 3,908,835 shares of common stock reserved for the exercise of stock options (see above).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)                15
- --------------------------------------------------------------------------------
5. INCOME TAXES

 The provision for income taxes consisted of the following for the fiscal years ended February 1996, 1995 and 1994:

                                                     1996        1995    1994
                                                  -----------  -------- -------
Current:
  Federal........................................ $   200,000  $ 65,000 $50,000
  State..........................................     523,000   230,000  29,000
                                                  -----------  -------- -------
Total............................................     723,000   295,000  79,000
                                                  -----------  -------- -------
Deferred:
  Federal........................................  (2,348,000)
  State..........................................    (306,000)
                                                  -----------  -------- -------
Total............................................  (2,654,000)
                                                  -----------  -------- -------
Income tax provision (benefit)................... $(1,931,000) $295,000 $79,000
                                                  ===========  ======== =======

 The difference between the Company's effective income tax rate before extraordinary item and the United States statutory rate is reconciled below:

                                                           1996    1995   1994
                                                           -----   -----  -----
U.S. statutory rate.......................................  34.0%   34.0%  34.0%
State taxes, net of federal benefit.......................   5.2     5.6    2.0
Utilization of net operating loss carryforwards........... (19.3)  (26.2) (29.0)
Change in valuation allowance............................. (38.9)
Other, net................................................  (0.2)   (6.3)  (1.6)
                                                           -----   -----  -----
Effective tax rate........................................ (19.2)%   7.1%   5.4%
                                                           =====   =====  =====

 The tax effects of the items comprising the Company's net deferred tax asset at the end of February 1996 and 1995 are as follows:

                                           1996                  1995
                                   --------------------  ----------------------
                                   CURRENT   LONG-TERM    CURRENT    LONG-TERM
                                   -------- -----------  ---------  -----------
Deferred tax liability--
 differences between book and tax
 basis of property...............           $(1,565,541)            $  (880,961)
                                   -------- -----------  ---------  -----------
Deferred tax assets:
Reserves not currently
 deductible......................  $ 23,493              $ 195,993
Income deferred for book
 purposes........................   278,317     662,707    177,911      465,764
Net operating loss carryforwards.             4,946,197               6,895,540
Tax credit carryforwards.........               358,000                 140,000
                                   -------- -----------  ---------  -----------
Deferred tax assets..............   301,810   5,966,904    373,904    7,501,304
Valuation allowance..............                         (373,904)  (6,620,343)
                                   -------- -----------  ---------  -----------
                                    301,810   5,966,904                 880,961
                                   -------- -----------  ---------  -----------
Net deferred tax assets..........  $301,810 $ 4,401,363  $       0  $         0
                                   ======== ===========  =========  ===========

 Effective March 1, 1994, the Company adopted SFAS No. 109, "Accounting for Income Taxes." As a result, the Company recorded a deferred tax asset relating to the tax benefit of operating loss and tax credit carryovers, and differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At that time the Company provided for a valuation allowance equal to 100% of the deferred tax asset as a result of the uncertainty of the Company's ability to utilize the benefit of the net operating loss and tax credit carryovers against future taxable income or payments. Changes in the valuation allowance for the years ended February 1996, 1995 and 1994 resulted in a decrease to the Company's tax provision of approximately $5,854,000, $1,381,000 and $441,000, respectively, primarily attributable to the utilization of net operating loss carryforwards and the Company's determination that, as of the end of February 1996, the valuation allowance was no longer necessary. Accordingly, the income tax provision for the year ended February 29, 1996 includes a credit provision of approximately $2,654,000 related to the elimination of the valuation allowance for the deferred tax assets. The tax benefit that pertained to certain employee stock option exercises of approximately $2,049,000 was recorded to additional paid-in capital.
 The Company (excluding Recovery System, Inc. ("RSI"), a subsidiary) has available for tax purposes net operating loss carryforwards of approximately $12,700,000 at February 29, 1996. These losses may be used to offset future regular taxable income, if any, which may otherwise be subject to federal income tax, and expire in varying amounts through 2008. The Company also has investment tax and research and development credit carryforwards aggregating approximately $140,000 at February 29, 1996, and expire in varying amounts through 2001. The Company also has approximately $218,000 in alternative minimum tax credits at February 29, 1996. These credits may be used to offset future federal income tax liabilities, if any. The maximum amount of operating loss and tax credit carryforwards available in any one year may be limited under existing tax law.
 RSI has available for tax purposes a net operating loss carryforward of approximately $900,000 at February 29, 1996. This loss may be used to offset future taxable income of RSI, if any, which may otherwise be subject to federal income tax, and expires in varying amounts through 2005. As a result of the acquisition of RSI by LoJack, the maximum amount of RSI carryforwards available in any one year will be limited under existing tax law.

6. COMMITMENTS AND CONTINGENT LIABILITIES

 LEASE COMMITMENTS--The Company leases various facilities under operating leases whose terms expire from 1997 to 2001; the leases contain renewal options ranging from two to five years. Minimum annual lease payments are as follows:

1997................................................................. $  624,000
1998.................................................................    578,000
1999.................................................................    466,000
2000.................................................................    326,000
2001.................................................................    280,000
Thereafter...........................................................     43,000
                                                                      ----------
Total................................................................ $2,317,000
                                                                      ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)                16
- --------------------------------------------------------------------------------
 Rental expense under operating leases aggregated approximately $786,000, $721,000 and $667,000 for the fiscal years ended February 1996, 1995 and 1994, respectively.
 OTHER COMMITMENTS--The Company made a payment of $500,000 of contingent interest in fiscal 1995 to a third-party guarantor under a previous line of credit to the Company. The Company has no further contingent liabilities under this agreement.

7. EMPLOYEE BENEFIT PLAN

 Effective March l, 1992, the Company adopted a defined contribution 40l(k) plan covering substantially all full-time employees. Under the provisions of the plan, employees may contribute a portion of their compensation within certain limitations. The Company matches a percentage of employee contributions on a discretionary basis as determined by the Board of Directors. The Company's Board of Directors elected to match 40% of employee contributions in fiscal 1996 and 25% in fiscal years 1995 and 1994, subject to certain limitations. Company contributions are vested 100% after five years of continuous service. Benefit costs related to the plan were $133,000, $59,000 and $27,000 for the fiscal years ended February 1996, 1995 and 1994, respectively.

8. EXPORT SALES

 Export revenues relate to product sales to and licensing revenues from unaffiliated licensees in foreign countries. A summary of such revenues is as follows:

                                                   1996       1995       1994
                                                ---------- ---------- ----------
Export revenues:
  Europe....................................... $1,589,000 $  654,000 $2,246,000
  South America................................  2,391,000  1,044,000    582,000
  Asia.........................................    236,000    749,000    219,000
  Africa.......................................    217,000
                                                ---------- ---------- ----------
Total.......................................... $4,433,000 $2,447,000 $3,047,000
                                                ========== ========== ==========

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of LoJack Corporation:
 We have audited the accompanying consolidated balance sheets of LoJack Corporation and subsidiaries as of February 29, 1996 and February 28, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended February 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
 In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of LoJack Corporation and subsidiaries as of February 29, 1996 and February 28, 1995, and the results of their operations and their cash flows for each of the three years in the period ended February 29, 1996 in conformity with generally accepted accounting principles.

(ART)

Boston, Massachusetts
April 12, 1996

CORPORATE DATA
- --------------------------------------------------------------------------------
EXECUTIVE OFFICERS         SECURITIES LISTINGS

C. Michael Daley           NASDAQ: National Market Systems--"LOJN"
Chairman of the Board of
Directors and Treasurer    ANNUAL MEETING
(ChiefExecutive Officer)
                           10:00 a.m.
Joseph F. Abely            July 17, 1996
President and Chief        Sheraton Tara Hotel
Operating Officer          Braintree, Massachusetts

William R. Duvall          FORM 10-K AVAILABILITY
Senior Vice President
(Operations and Technical  The Company's annual report filed with the
Development)               Securities and Exchange Commission on Form 10-K is
                           available without charge upon written request to:
Kevin M. Mullins
Vice President                Investor Relations
(Sales and Marketing)         LoJack Corporation
                              Norfolk Place
Peter J. Conner               333 Elm Street
Vice President                Dedham, Massachusetts 02026
(Government Relations)        617-326-4700

BOARD OF DIRECTORS         CORPORATE COUNSEL

C. Michael Daley           Peabody & Arnold
Chairman                   Boston, Massachusetts

James A. Daley             INDEPENDENT CERTIFIED
President, Daley Hotel     PUBLIC ACCOUNTANTS
Group, Inc.
                           Deloitte & Touche LLP
Robert J. Murray           Boston, Massachusetts
Chairman and Chief
Executive OfficerNew       INVESTOR RELATIONS
England Business
Service, Inc.              Swanson Communications
                           New York, NY
Harold W. Shad, III        212-683-4890
President and Chief
Executive Officer,
Mike Shad Ford

Larry C. Renfro
Vice President,
Allmerica Financial
Services

Lee T. Sprague
Private Investor

Thomas A. Wooters
Clerk

REGISTRAR AND TRANSFER AGENT

American Stock Transfer &
Trust Company
New York, New York