Form 10-K, Exhibit 13
LOJACK CORP
filed 1997-05-29
CIK 355777

                                                                      EXHIBIT 13



                               [INSET PICTURE OF ___________ APPEARS HERE]

                  [PHOTOGRAPH OF 3 LANE HIGHWAY APPEARS HERE]

                                                                1997

                                                                Annual

                                                                Report




                                       [LOGO OF LOJACK CORPORATION APPEARS HERE]

--------------------------------------------------------------------------------
[TRAFFIC PICTURE APPEARS HERE]                                  Company Profile
--------------------------------------------------------------------------------


LoJack Corporation markets and licenses the LoJack System, a unique, proprietary system used exclusively by law enforcement personnel to track, locate, and recover stolen motor vehicles.

The problem of vehicle theft has escalated to an epidemic level - estimated to result in an annual loss of almost $8 billion.

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

The LoJack System is currently operational in the following states: California, Connecticut, District of Columbia, Florida, Georgia, Illinois, Maryland, Massachusetts, Michigan, New Jersey, New York, Pennsylvania, Rhode Island, Texas, and Virginia.

International licensees are operating stolen vehicle recovery systems using LoJack's technology in the following countries: Argentina, Colombia, Czech Republic, Ecuador, Greece, Hong Kong, Kenya, Korea, Panama, Russia, Slovak Republic, South Africa, Tobago and Trinidad, United Kingdom, and Venezuela.

                   [LOGO OF LOJACK CORPORATION APPEARS HERE]
                                     LoJack
                                 Stolen Vehicle
                            Police Recovery Network


[PICTURE OF A RADIO TOWER APPEARS HERE] [PICTURE OF A LOJACK UNIT APPEARS HERE]

1 After you report your car theft to    2 The LOJACK UNIT randomly hidden in
  police, a signal from a RADIO TOWER     your car broadcasts a silent, coded
  activates the LoJack in your car.       signal to police.

                             The problem of vehicle
                           theft  has escalated to an
                        epidemic level - estimated to
                         result in an annual loss of
                              almost $8 billion.

[PICTURE OF LOJACK POLICE TRACKING      [PICTURE OF POLICEMAN APPEARS HERE]
 COMPUTER APPEARS HERE]

3 The LOJACK POLICE TRACKING COMPUTER   4 Leads police directly to it.
  receives the LoJack signal,
  identifies your car and. . .

Market for Registrant's Common Equity and Related Stockholder Matters

LoJack's Common Stock is traded on the NASDAQ National Market under the symbol:
LOJN.

The following table sets forth the range of the high and low bid information for the Common Stock of LoJack for the fiscal periods indicated, as reported by NASDAQ. This information reflects inter-dealer prices, without retail mark-up, markdowns or commission and may not necessarily reflect actual transactions. LoJack's fiscal year ends on the last day of February.

                                                                 High     Low
                                   Fiscal 1996
                                   First Quarter                $10 1/8  $6 7/8
                                   Second Quarter                13 5/8   9 1/8
                                   Third Quarter                 17 1/2   9 1/4
                                   Fourth Quarter                11 1/2   9 1/4

                                   Fiscal 1997
                                   First Quarter                 14 1/8   9 1/8
                                   Second Quarter                14 1/8   9 1/4
                                   Third Quarter                11 9/16   9 1/4
                                   Fourth Quarter               11 5/16   9 1/4

On May 12, 1997, there were 4,300 record holders of the Company's Common Stock. The Company believes the actual number of beneficial owners of shares of the Common Stock is approximately 28,000 because a large number of the shares are held in custodial or nominee accounts for the benefit of persons other than the record holder.

LoJack has never paid a dividend, and at the present time, the Company expects that future earnings will be retained for use in its business or to repurchase shares of its Common Stock. The Company's loan agreement with a bank permits the payment of dividends so long as such payment does not cause noncompliance with certain loan covenants.

--------------------------------------------------------------------------------
[TRAFFIC PICTURE APPEARS HERE]                           Letter To Shareholders
--------------------------------------------------------------------------------

Overview

     I recently had the opportunity to visit our licensees of the LoJack Technology in Argentina and South Africa. My visits to these distant parts of the world, and my observations of the exciting and intense start-up efforts experienced by these two licensees provided me an opportunity to reflect on the incredible progress and success that LoJack Corporation has achieved. Over the past eleven years we have built a strong foundation for the LoJack Technology that sets the stage for our continued growth into the future. We produced revenues of over $61 million during our fiscal year ended February 28, 1997 ("Fiscal 1997"). More importantly, this past year we continued to invest in establishing our Stolen Vehicle Recovery Network, which today includes fourteen states, plus the District of Columbia. In addition, our licensees presently operate the LoJack Technology in 15 foreign countries.

     It gives me great pleasure to outline for you our accomplishments over the past year and to give some insights into our future plans. We produced solid financial results while completing domestic expansion to Maryland, Pennsylvania and Texas, with additional expansions within the existing states of California and Florida. On the international front, we extended our coverage to include South Africa, Korea, Kenya and Panama. It is of equal importance to recognize that our research and development efforts have produced efficiencies in our technology which provide us the opportunity to expand coverage on an economically feasible basis to a broader geographic area than was originally planned. We are also nearing completion of the development of the LJU III product, a self-powered version of the LoJack Unit, which we hope will be the catalyst for expansion into the fleet, rental and commercial markets. We believe that this product and our enhanced geographic coverage represent significant opportunities for the company's continued growth.

Fiscal 1997 Results

     For fiscal 1997, revenues increased 17% to $61,665,000, compared to $52,616,000 a year ago. Operating income for fiscal 1997 was $11,920,000, an increase of 39% over $8,605,000 in fiscal 1996. Net income was $8,180,000, or $.36 per share. Fiscal 1996's net income of $11,978,000, or $.51 per share, included a non-recurring credit for income taxes of $2,654,000. The company's effective tax rate for fiscal 1997 was reported on a fully taxed basis of 39%, compared with a net tax benefit of 19% a year ago. Pro forma net income for fiscal 1996 would have been $6,129,000, or $.26 per share, had taxes been calculated at the fully taxed rate of 39%.

                                   [PHOTOGRAPH OF C. MICHAEL DALEY APPEARS HERE]

     The increase in our revenues reflects a $5,265,000, or 119%, increase in revenues from our international licensing activities, and a $3,884,000, or 8% increase in revenues from our domestic operations. Our overall gross margin, as a percentage of revenues, increased to 55% from 54% a year ago. It is important to note that domestically in fiscal 1997 there were no new markets opened. In addition, our cost of sales and operating expenses in fiscal 1997 included costs and expenses relating to our expansion into Maryland, Pennsylvania, and Texas, all of which became fully operational in fiscal 1998.

     We realize that the increase in our effective tax rate to a fully taxed rate of 39% in fiscal 1997, coupled with the large tax credit in fiscal 1996, made comparisons of the company's performance for the two years somewhat confusing. Fortunately, in the fiscal year ending February 28, 1998 (fiscal
1998), our effective tax rate is expected to be the same as in fiscal 1997, which should provide a more realistic comparison of our results.

     In fiscal 1997, we generated $12,879,000 in cash flow from operations, which helped enhance our already strong financial position. This strength gave us the opportunity to undertake a stock repurchase program. Through May 12, 1997, we have repurchased 3,065,000 shares of our common stock. We believe that this program represents a good investment and utilization of cash, and will contribute to enhancing shareholder value.

Fiscal 1998

     It is exciting to report that we are off to a very strong start in the first two months of fiscal 1998, which we hope will be a good indication of the potential results for the coming year.

     We will be ramping up our sales in Maryland, Pennsylvania and Texas. These markets increase the portion of the U.S. retail new car and light truck market served by LoJack by approximately 30% over fiscal 1997. We believe that the potential in these new markets represents a solid revenue growth opportunity for the company in fiscal 1998.

     In addition, we are undertaking over the next two years to expand into markets contiguous to existing LoJack coverage areas as well as to markets that have a higher incidence of auto theft. Present plans include Ohio, Delaware, southern New Hampshire, and several key metropolitan areas such as Tucson/Phoenix, St. Louis, Denver and northern California.

--------------------------------------------------------------------------------
[TRAFFIC PICTURE APPEARS HERE]                           Letter To Shareholders
--------------------------------------------------------------------------------


     In our new markets, we have improved our advertising program to include greater frequency and more focused content and we are testing other media in addition to our traditional drive time radio format. We have evaluated and are improving our sales organizations in several markets and have strengthened our training program. We believe that these changes will improve our sales results over the coming year.

     Internationally, our licensee in South Africa commenced operations during the third quarter of fiscal 1997, and our licensees in Korea and Kenya have commenced operations in the first quarter of fiscal 1998. Of note, affiliates of licensees in South Africa and Korea, Rembrant Group and Samsung Corporation, respectively, both are major multinational companies. We are excited about the potential of these markets. In addition, some of our international licensees have arrangements with Jaguar, Fiat, Vauxhall, Mercedes Benz and BMW for the installation of LoJack Units. Finally, we expect that growth will be healthy in our international area with fourteen additional countries under agreement. Licensees in Germany, Mexico, Brazil, China and several additional countries in South America are making significant progress, with the potential for several of them to open sometime during fiscal 1998.

     As I write this letter, LJU III is going through production validation testing, and barring any unforeseen delays, we estimate that this product could be ready for manufacturing by year end. The LJU III is equipped with a self-contained power supply and antenna, and will have a lower installed cost than the current LoJack Retrieve Unit. This product will not differ functionally from our existing product. We feel this product increases the number of potential applications for use of the LoJack System. We will initially market the LJU III to fleet, commercial, and car rental operators, which we feel present a growth opportunity as well as an introduction into an underdeveloped market segment for our system. We have also recently completed the development of a version of our current LoJack Unit for use by the heavy equipment industry which will be ready to market in the coming year.

     We are enthusiastic about our prospects for fiscal 1998. Domestically, we believe that the stage is set for increased growth in our existing markets, and that new markets will start to contribute meaningful revenue growth progressively over the course of the year. Our international licensees are performing well, and we estimate that our growth in that area will be strong throughout the year.

The Future

     LoJack is one of the few companies in the highly fragmented automotive aftermarket that has an established brand name and brand equity, distribution channels, advertising presence and installation capability in most major US markets. Now that we have attained that position, we are continually seeking potential niche products to more effectively utilize our aftermarket installation organization and distribution networks. We are currently evaluating several potential research and development projects which will assist our expansion program and growth, including technologies to increase our coverage over a broader nationwide area. We are aggressively looking at ways to lower the cost of our products to make them more affordable to consumers as well as compatible for automobile manufacturers to utilize in the production line environment.

Conclusion

     It is encouraging to note that the LoJack System continues to be the only proven technology for Stolen Vehicle Recovery in the world. A number of competitive systems have attempted but failed to equal the success we have achieved with our system.

     The major elements of our domestic success are that our product is operated exclusively by law enforcement and that there are no hidden charges or ongoing monitoring fees to our customers.

     Finally, a recent article in Business Week discusses an independent study by the National Bureau of Economic Research which gives a substantial boost to the LoJack Technology. The study suggests that there is a major deterrent effect in the states that have the LoJack System. The study also states that there are significant economic benefits to be realized by society as a whole as the result of reduced auto theft due to the use of the LoJack System. The study encourages expansion of the system and makes the suggestion that the insurance industry should take a more aggressive interest in its growth.

     On behalf of the Officers and Directors of LoJack Corporation, I would like to express our appreciation to the many loyal and dedicated employees who are a part of the LoJack Family. It is because of their efforts and dedication to our mission that the Company has been so successful. I know with their continued commitment and this unique technology we are positioned for a promising and prosperous future.

Yours truly,

/s/ C. Michael Daley

C. Michael Daley
Chairman and Chief Executive Officer
May 12, 1997

--------------------------------------------------------------------------------
[TRAFFIC PICTURE APPEARS HERE]                         Selected Financial Data
--------------------------------------------------------------------------------

     The following tables set forth selected consolidated financial data of the Company for the periods indicated.

     The selected consolidated financial data for and as of the end of the years in the five year period ended February 28, 1997 are derived from the consolidated financial statements of the Company which have been audited by Deloitte & Touche LLP, independent auditors. The selected quarterly financial data has not been audited. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes as of and for the three years ended February 28, 1997 appearing elsewhere in this report.

                                                                                      YEAR ENDED
                                                ------------------------------------------------------------------------------------

                                                FEBRUARY 28        FEBRUARY 29       FEBRUARY 28      FEBRUARY 28        FEBRUARY 28

                                                ------------------------------------------------------------------------------------

                                                   1997                1996              1995             1994               1993
STATEMENT OF OPERATIONS DATA:

Revenues                                       $ 61,664,501       $ 52,516,359      $ 41,658,074     $ 30,218,584      $ 23,346,493
Cost of goods sold                               27,703,963         23,966,360        20,840,184       15,301,927        12,689,495
                                                 ----------         ----------        ----------       ----------        ----------
Gross margin                                     33,960,538         28,549,999        20,817,890       14,916,657        10,656,998
                                                 ----------         ----------        ----------       ----------        ----------
Costs and expenses:
  System costs and research and development       1,316,832          1,263,492           807,462          522,117           725,462
  Marketing                                      12,943,309         11,211,501         9,277,847        6,797,677         5,747,868
  General and administrative                      6,283,731          5,574,757         4,870,004        4,111,385         3,750,387
  Depreciation and amortization                   1,496,406          1,894,933         2,294,346        1,988,916         1,807,846
                                                 ----------         ----------        ----------       ----------        ----------
   Total                                         22,040,278         19,944,683        17,249,659       13,420,095        12,031,563
                                                 ----------         ----------        ----------       ----------        ----------
Operating income                                 11,920,260          8,605,316         3,568,231        1,496,562        (1,374,565)


Interest income (expense) and other - net         1,483,938          1,441,720           564,507          (24,529)         (367,244)
                                                 ----------         ----------        ----------       ----------        ----------
Income (loss) before provision for income
  taxes and extraordinary item                   13,404,198         10,047,036         4,132,738        1,472,033        (1,741,809)


Income tax provision (benefit)                    5,224,000         (1,931,000)          295,000           79,000
                                                 ----------         ----------        ----------       ----------        ----------
Income (loss) before extraordinary item           8,180,198         11,978,036         3,837,738        1,393,033        (1,741,809)


Extraordinary item, loss on exchange of
 subordinated debentures                                                                                 (163,062)
                                                 ----------         ----------        ----------       ----------        ----------
Net income (loss)                                 8,180,198         11,978,036         3,837,738        1,229,971        (1,741,809)


Preferred dividends                                                                     (425,563)      (1,216,500)       (1,216,500)
                                                 ----------         ----------        ----------       ----------        ----------
Net income (loss) applicable to common
 stockholders                                  $  8,180,198       $ 11,978,036      $  3,412,175     $     13,471      $ (2,958,309)
                                                  =========         ==========        ==========           ======        ===========

Earnings per common share                      $       0.36       $       0.51      $       0.16     $       0.01      $      (0.23)
                                                  =========         ==========        ==========           ======        ===========


BALANCE SHEET DATA:

Working capital                                $ 21,883,016       $ 33,619,366      $ 21,967,747     $  8,006,436      $  1,270,527
Total assets                                     38,165,143         53,079,437        36,694,816       21,376,486        13,559,392
Long term debt                                      781,817            644,218           899,246          617,662         2,384,656
Total liabilities                                10,944,954          9,351,969         7,930,097        6,213,707         7,371,133
Stockholders' equity                             27,220,189         43,727,468        28,764,719       15,162,779         6,188,259

REVENUES AND EARNINGS BY QUARTER (UNAUDITED):
Year Ended February 28, 1997 and February 29, 1996

                                             1997                                                    1996
                       First         Second        Third        Fourth          First          Second     Third         Fourth
-----------------------------------------------------------------------------------------------------------------------------------
Revenues            $ 15,005,326  $ 15,909,555  $ 15,131,688  $ 15,617,932  $ 11,832,738  $ 13,490,835   $ 13,600,226  $ 13,592,560
Gross margin           8,072,908     8,858,602     8,401,214     8,627,814     6,199,714     7,361,968      7,367,039     7,621,278
Net income             1,936,290     2,360,338     1,927,555     1,956,015     1,620,785     2,245,298      2,560,264     5,551,689*

Earnings per share  $       0.08  $       0.10  $       0.09  $       0.09  $       0.07  $       0.10   $       0.11  $       0.24

* Included a non-recurring credit for income taxes of $2,654,000.

[TRAFFIC PICTURE   Management's Discussion and Analysis of
APPEARS HERE]      Financial Condition and Results of Operations


     LoJack is the developer of, and owns all rights to, the LoJack System, a unique patented system designed to assist law enforcement personnel in locating, tracking, and recovering stolen vehicles. The LoJack System is comprised of a Registration System maintained and operated by LoJack; a Sector Activation System and Police Tracking Computers operated by law enforcement officials (the "Law Enforcement Components"); and the LoJack Unit, a VHF (very high frequency) transponder sold to consumers. The LoJack System is designed to be integrated into existing law enforcement computer and telecommunication networks and procedures. If a car equipped with a LoJack Unit is stolen, its owner reports the theft as usual to a local police department. Existing law enforcement computer and communication networks and procedures operate in the normal manner for a report of a stolen vehicle. If the theft involves a vehicle equipped with a LoJack Unit, a unique radio signal will be transmitted automatically to the LoJack Unit in the stolen vehicle activating its tracking signal. The tracking signal emitted from the LoJack Unit can be detected by the Police Tracking Computer installed in police patrol cars throughout the coverage areas and is used to lead law enforcement officers to the stolen vehicle.

The Company's revenues in the United States are derived primarily from the sale of LoJack Units and related products to consumers. Approximately 95% of such sales are made through a distribution network consisting of new and used automobile dealers.

The Company also derives revenues from fees, sales of product, and royalties pursuant to agreements to license ("License Agreements") the use of the Company's stolen vehicle recovery system technology, principally to selected international markets. In connection with this international expansion, the Company modified its stolen vehicle recovery technology to develop the CarSearch Stolen Vehicle Recovery System ("CarSearch"). Unlike the LoJack System currently in operation in the United States, CarSearch has the flexibility of operating independently of existing law enforcement communication networks.

Results of Operations
Year ended February 28, 1997 ("fiscal 1997") vs. February 29, 1996 ("fiscal 1996")

Revenues increased by $9,149,000 or 17% in fiscal 1997 to $61,665,000 from $52,516,000 in fiscal 1996. Revenues from domestic markets contributed $3,884,000 of the increase and international revenues contributed $5,265,000. The increase in domestic revenues was primarily due to increased revenues from sales of LoJack Units and related components in existing domestic markets. The increase in international revenues of $5,265,000 resulted primarily from an increase in the sales and royalties of the international version of the LoJack Unit and related products of $2,839,000 which are primarily recurring in nature, as well as an increase in revenues from the sale of system components and licensing fees of $2,426,000, which are primarily both non-recurring in nature and related to new licensees.

Cost of goods sold decreased to 45% of consolidated revenues in fiscal 1997 from 46% for the same period a year earlier. Domestically cost of goods sold decreased as a percentage of revenues to 45% in fiscal 1997 from 46% in fiscal 1996. The decrease results primarily from a decrease in the manufactured cost of the LoJack unit as well as installation efficiencies realized from economies of scale resulting from increased product sales. International cost of goods sold increased to 43% of revenues in fiscal 1997 from 40% in fiscal 1996.

Systems costs and research and development expense increased by $54,000 to $1,317,000 in fiscal 1997 from $1,263,000 in fiscal 1996. Research and development expense increased by $2,000 to $518,000 in fiscal 1997 from $516,000 in fiscal 1996. Fiscal 1997 expense was primarily related to the ongoing development of a third generation LoJack Unit, while fiscal 1996 research and development expense related to modifications to the LoJack Unit for international applications and the Police Tracking Computer. Systems costs increased by $52,000 to $799,000 in fiscal 1997 from $747,000 in fiscal 1996 due to an increased number of domestic markets and increased age of the LoJack System in established markets.

Overall, marketing expenses remained at 21% of total revenues. Marketing expenses increased by $1,731,000 to $12,943,000 in fiscal 1997 from $11,212,000 in fiscal 1996. These increases were primarily related to an increase in media expense due to increased radio advertising in certain markets, as well as start-up expenses (including personnel and media planning) related to expansion activity in Maryland, Pennsylvania, and Texas. Additionally, sales and marketing salaries and wages and other general marketing expenses increased as the result of an increase in overall business volume.

Overall, general and administrative expenses as a percentage of revenues decreased to 10% in fiscal 1997 as compared to 11% in fiscal 1996. General and administrative expenses increased by $709,000 to $6,284,000 in fiscal 1997 from $5,575,000 in fiscal 1996. These increases are primarily the result of increased payroll costs and administrative expenses related to the increased domestic and international

LoJack is the developer of, and owns all rights to, the LoJack System, a unique patented system designed to assist law enforcement personnel in tracking, locating, and recovering stolen vehicles.

[TRAFFIC PICTURE             Results Of Operations
APPEARS HERE]


volume during the year, as well as start-up expenses related to expansion activity in Maryland, Pennsylvania and Texas.

Depreciation and amortization decreased by $399,000 as the result of LoJack System components in certain older markets becoming fully depreciated, offset partially by increases in depreciation related to current year additions of computer equipment and software.

Interest and other income increased by $29,000 primarily as the result of the increase in average cash balances related to cash flow from operations during the first half of fiscal 1997, partially offset by the decrease in average cash balances during the second half of fiscal 1997 related to increased activity in the Company's stock repurchase program.

Interest expense decreased by $13,000 due to a decrease in the average capital lease obligations outstanding in fiscal 1997 as compared to fiscal 1996.

Provision for income taxes increased by $7,155,000 for fiscal 1997 primarily as the result of both the increase in the Company's taxable income during the fiscal year as well as an increase in the Company's effective tax rate to 39% in fiscal 1997. The Company had a net tax benefit of 19% for fiscal 1996 primarily as the result of a non-recurring credit for income taxes.

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

Systems costs and research and development increased by $456,000 to $1,263,000 in fiscal 1996 from $807,000 in fiscal 1995. Research and development expense increased by $185,000 as a result of expenses related to the development of certain improvements and modifications to the LoJack Unit and the Police Tracking Computer, and other projects which commenced during fiscal 1996. Systems costs increased by $271,000 primarily as a result of increased system operating costs related to the fiscal 1995 expansion markets which were in operation for a full year in fiscal 1996, as well as increases in systems maintenance costs and maintenance engineering salaries related to updating and repairing existing LoJack Systems.

Marketing expenses increased by $1,933,000 to $11,211,000 in fiscal 1996 from $9,278,000 in fiscal 1995 primarily as the result of increases in marketing wages and benefits and increases in general marketing expenses, including advertising costs, as the result of both a full year of operations in the fiscal 1995 expansion markets, the start-up of new markets in fiscal 1996, and an increase in marketing spending related to the increase in overall business volume during the year in existing domestic markets.

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

Interest and other income increased by $700,000 to $1,608,000 in fiscal 1996 from $908,000 in fiscal 1995 as the result in the increase in cash balances available for investment during the year offset by a general decrease in average interest rates during the year.

Interest expense decreased by $177,000 to $167,000 in fiscal 1996 from $344,000 in fiscal 1995 primarily due to the inclusion of additional interest expense in fiscal 1995 related to a guarantee under a former line of credit.

The income tax provision (benefit) decreased by $2,226,000 to a benefit of $1,931,000 in fiscal 1996 from a provision of $295,000 in fiscal 1995. This decrease resulted from an increase in the current provision of $428,000 as the result of the increase in taxable income during the fiscal year, offset by a non-recurring credit for income taxes of $2,654,000.

As a result of the foregoing, net income increased by $8,140,000 to $11,978,000 in fiscal 1996 from $3,838,000 in fiscal 1995.

[TRAFFIC PICTURE             Liquidity and Capital Resources
APPEARS HERE]

The Company's strategic plan in the United States is to expand the use of its technology to those jurisdictions where the combination of new vehicle sales, population density, and the incidence of vehicle theft is high. Expansion of the LoJack System in the United States requires substantial investments of capital and operating resources. The Company currently finances its capital and operating needs from cash flow from operations and capital leases. During fiscal 1995 and prior years, the Company financed such needs through the issuance of common stock, convertible debentures, and long-term debt.

In fiscal 1997 cash and equivalents decreased by $16,959,000. The overall decrease is the result of cash outlays for financing of $25,961,000 and investing of $3,877,000 being partially offset by cash flow from operating activities of $12,879,000.

Cash used for financing activities included $25,356,000 related to the repurchase of the Company's stock under a stock repurchase program approved during fiscal 1996 and amended during fiscal 1997, as well as repayment of capital leases of $1,008,000 offset by proceeds from the exercise of stock options of $403,000.

Cash used for investing activities included a purchase of short-term investment of $1,600,000 as well as expenditures for property and equipment of $2,277,000 (excluding assets purchased under capital lease agreements.)

Cash flow provided by operating activities of $12,879,000 includes net income of $8,180,000 and $4,699,000 of adjustments to reconcile net income to net cash provided by operating activities. The decrease in cash from changes in assets and liabilities of $1,898,000 includes an increase in accounts receivable of $1,780,000, an increase in inventories of $965,000, an increase in prepaid expenses of $70,000 and a decrease in other assets of $11,000 and accrued and other liabilities of $133,000, offset partially by increases in accounts payable of $279,000, and deferred revenue of $782,000. The increase in accounts receivable is primarily related to a $1,603,000 increase in receivables related to international sales substantially all of which were secured under the terms of letters of credit and paid in March 1997. The Company expects its investment in accounts receivable will increase as its sales increase. The increase in inventory is primarily the result of a $690,000 increase in international inventory, as well as a $275,000 increase in domestic inventory levels. The international inventory was increased to satisfy orders which were primarily shipped during March and April 1997, whereas the domestic increase related to efforts to increase inventories on hand to sufficient levels to satisfy the Company's current level of business, anticipated sales in expansion markets of Maryland, Texas and Pennsylvania, as well as to meet unanticipated demand. The increase in deferred revenue is related to cash received during the year under the extended warranty program for which revenue is amortized over a five year period.

The Company is presently pursuing expansion efforts in several additional markets which meet the qualifications set forth in the Company's strategic plan. The Company expects that, pending receipt of necessary approvals, certain of these potential expansion markets may become operational during fiscal 1998. The Company plans to fund these expansions as well as other capital expenditures during fiscal 1998, using the existing working capital, cash flow from operations, or line of credit. The Company estimates capital expenditures in fiscal 1998 of approximately $3,100,000 (excluding assets purchased under capital lease agreements) principally for planned and anticipated domestic market expansions, including Pennsylvania and Texas, as well as other on-going capital requirements, including an investment to upgrade the Company's information systems.

The Company's expansion into additional international markets is achieved through licensing agreements and has not in the past required capital investment on the part of the Company. The Company currently has no plans to change this practice.

As of February 28, 1997 the Company had working capital of $21,883,000. The Company believes that its anticipated capital and operating requirements for fiscal 1998 can be funded from cash flows from operations and, if necessary, the existing line of credit. The Company intends to continue to repurchase shares of its common stock provided that the purchase price makes such repurchases economically practical. The Company's existing line of credit with a bank of $7,500,000 was amended during the third and fourth quarters of fiscal 1997 primarily to convert it from a secured facility to an unsecured facility, and to extend the revolving credit facility term to March 1998 at which time any then outstanding balances would convert to a term loan payable in quarterly installments through February 2003.

During fiscal 1996 the Company's Board of Directors authorized a stock repurchase program under which the Company may repurchase up to 2,200,000 shares of its outstanding common stock, which subsequently was increased to 3,200,000 on January 3, 1997 and to 5,200,00 in May, 1997. As of February 28, 1997 the Company had repurchased 2,569,500 shares for a total of $26,203,658. From February 28, 1997 through May 12, 1997 the Company has repurchased an additional 496,000 shares at a cost of $4,997,808.

The Company continues to participate in research and development efforts that will lead to improvements and modifications to the LoJack Unit and LoJack System components. The Company estimates it will spend approximately $750,000 in fiscal 1998 on its research and development efforts as compared with $518,000 spent in fiscal 1997.

The Company is also continuing to explore possible investment opportunities, including, but not limited to, possible acquisitions of or investments in other companies.

[TRAFFIC PICTURE              New Accounting Pronouncements
APPEARS HERE]                     and Cautionary Statements

New Accounting Pronouncements

During fiscal 1997 the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and SFAS No. 123 "Accounting for Stock-Based Compensation". The implementation of SFAS No. 121 did not have a significant impact on the financial statements when adopted in fiscal 1997. The Company, as permitted under SFAS No. 123, did not adopt the fair value method for the measurement and recognition of employee stock-based transactions and continues to use Accounting Principles Board Opinion No. 25. In February 1997 the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share" which will become effective during the fourth quarter of fiscal 1998. SFAS No. 128 replaces the presentation of primary earnings per share with a presentation of basic earnings per share, which excludes dilution, and requires the dual presentation of basic and diluted earnings per share. Had the Company used SFAS No. 128, the Company's basic earnings per share would have been $.39, $.56 and $.17 for fiscal 1997, 1996 and 1995, respectively. Diluted earnings per share would have been the same as the earnings per share presented in the consolidated statements of operations.


Cautionary Statements

The Private Securities Litigation Reform Act of 1995 contains certain safe harbors regarding forward-looking statements. From time to time, information provided by the Company or statements made by its employees may contain "forward-looking" information which involve risk and uncertainties.

Any statements in this report that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of the Company's market and customers, the Company's objectives and plans for future operations and the Company's expected liquidity and capital resources). Such forward-looking statements are based on a number of assumptions and involve a number of risks and uncertainties, and accordingly, actual results could differ materially. Factors that may cause such differences include, but are not limited to: the continued and future acceptance of the Company's products and services, the rate of growth in the industries of the Company's customers; the presence of competitors with greater technical, marketing and financial resources; the Company's ability to promptly and effectively respond to technological change to meet evolving customer needs; capacity and supply constraints or difficulties; and the Company's ability to successfully integrate new operations. For a further discussion of these and other significant factors to consider in connection with forward-looking statements concerning the Company, reference is made to Exhibit 99 of the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1997.

[TRAFFIC PICTURE              LoJack Corporation
APPEARS HERE]


CONSOLIDATED BALANCE SHEETS
FEBRUARY 28, 1997 AND FEBRUARY 29, 1996

ASSETS                                                                       1997             1996
     CURRENT ASSETS:
      Cash and equivalents............................................. $ 14,671,700     $ 31,630,663
      Short-term investment............................................    1,600,000
      Accounts receivable - net........................................    7,430,491        5,873,918
      Inventories......................................................    3,745,473        2,780,416
      Prepaid expenses and other.......................................      153,812           83,544
      Deferred income taxes............................................    1,525,010          301,810
                                                                          ----------       ----------
           Total current assets........................................   29,126,486       40,670,351

     PROPERTY AND EQUIPMENT - Net......................................    8,722,950        7,652,703

     DEFERRED INCOME TAXES.............................................                     4,401,363

     OTHER ASSETS - Net................................................      315,707          355,020
                                                                          ----------       ----------
     TOTAL............................................................. $ 38,165,143     $ 53,079,437
                                                                          ==========       ==========
LIABILITIES AND STOCKHOLDERS' EQUITY

     CURRENT LIABILITIES:
      Current portion of capital
       lease obligations............................................... $    693,553     $    670,925
      Accounts payable.................................................    2,842,186        2,562,922
      Accrued and other liabilities....................................      847,984          996,165
      Deposits.........................................................      749,020        1,087,741
      Current portion of deferred revenue..............................      985,301          695,794
      Accrued compensation.............................................      837,953          672,938
      Accrued taxes....................................................      287,473          364,500
                                                                          ----------       ----------
          Total current liabilities....................................    7,243,470        7,050,985

     DEFERRED REVENUE..................................................    2,149,524        1,656,766

     DEFERRED INCOME TAXES.............................................      770,143

     CAPITAL LEASE OBLIGATIONS.........................................      781,817          644,218

     COMMITMENTS AND CONTINGENCIES

     STOCKHOLDERS' EQUITY:
      Common stock - $.01 par value; authorized,
       35,000,000 shares; issued 21,985,091 and
       21,876,666 shares at February 28,
       1997 and February 29, 1996, respectively........................      219,851          218,767
      Additional paid-in capital.......................................   57,539,986       56,872,389
      Deficit..........................................................   (4,335,990)     (12,516,188)
      Treasury stock, at cost, 2,569,500 and 90,000
       shares of common stock at February 28, 1997
       and February 29, 1996, respectively.............................  (26,203,658)        (847,500)
                                                                          ----------       ----------
          Total stockholders' equity...................................   27,220,189       43,727,468
                                                                          ----------       ----------
     TOTAL............................................................. $ 38,165,143     $ 53,079,437
                                                                          ==========       ==========

     See notes to consolidated financial statements.

[LOGO OF LOJACK CORPORATION APPEARS HERE]



CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED FEBRUARY 28, 1997, FEBRUARY 29, 1996
AND FEBRUARY 28, 1995

                                                   1997           1996           1995
REVENUES.......................................$ 61,664,501   $ 52,516,359   $ 41,658,074

COST OF GOODS SOLD.............................  27,703,963     23,966,360     20,840,184
                                                 ----------    -----------     ----------
GROSS MARGIN...................................  33,960,538     28,549,999     20,817,890
                                                 ----------    -----------     ----------
COSTS AND EXPENSES:
 System costs and research and development.....   1,316,832      1,263,492        807,462
 Marketing.....................................  12,943,309     11,211,501      9,277,847
 General and administrative....................   6,283,731      5,574,757      4,870,004
 Depreciation and amortization.................   1,496,406      1,894,933      2,294,346
                                                 ----------    -----------     ----------
     Total.....................................  22,040,278     19,944,683     17,249,659
                                                 ----------    -----------     ----------
OPERATING INCOME...............................  11,920,260      8,605,316      3,568,231
                                                 ----------    -----------     ----------
OTHER INCOME (EXPENSE):
 Interest expense..............................   (153,517)      (166,748)      (343,658)
 Interest income...............................   1,571,867      1,526,440        817,179
 Other income..................................      65,588         82,028         90,986
                                                 ----------    -----------     ----------
     Total.....................................   1,483,938      1,441,720        564,507
                                                 ----------    -----------     ----------
INCOME BEFORE PROVISION FOR INCOME TAXES.......  13,404,198     10,047,036      4,132,738

INCOME TAX PROVISION (BENEFIT).................   5,224,000    (1,931,000)        295,000
                                                 ----------    -----------     ----------
NET INCOME.....................................   8,180,198     11,978,036      3,837,738

PREFERRED DIVIDENDS............................                                 (425,563)
                                                 ----------    -----------     ----------
NET INCOME APPLICABLE TO COMMON
 STOCKHOLDERS.................................. $ 8,180,198   $ 11,978,036    $ 3,412,175
                                                 ==========    ===========     ==========
EARNINGS PER COMMON SHARE...................... $      0.36   $       0.51    $      0.16
                                                 ==========    ===========     ==========
WEIGHTED AVERAGE COMMON SHARES AND
 EQUIVALENTS...................................  22,569,179     23,284,684     20,666,057
                                                 ==========    ===========     ==========

See notes to consolidated financial statements.

[LOGO OF LOJACK CORPORATION APPEARS HERE]

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED FEBRUARY 28, 1997, FEBRUARY 29, 1996
AND FEBRUARY 28, 1995


                             Preferred Stock       Common Stock                                 Treasury Stock
                                                                     Additional
                            Number of          Number of              Paid-in                   Number of
                             Shares   Amount    Shares      Amount    Capital      Deficit       Shares    Amount        Total
                            --------- ------   ----------  --------  ----------    -------      ---------  ------        -----

BALANCE, MARCH 1, 1994..... 1,216,500  $12,165 15,114,705   $151,147  $39,509,803 $(24,510,336)                         $15,162,779
Issuance of common stock:
 Exercise of stock
  warrants and options.....                     3,278,453     32,785   13,553,043                                        13,585,828
 Conversion of preferred
  stock into
  common stock.............(1,216,500) (12,165) 2,859,452     28,595      (16,430)
Preferred dividend paid....                                                         (3,821,626)                          (3,821,626)
Net income.................                                                          3,837,738                            3,837,738
                            ---------   ------ ----------   --------   ----------  -----------                           ----------

BALANCE, FEBRUARY 28, 1995                     21,252,610    212,527   53,046,416  (24,494,224)                          28,764,719
Issuance of common stock:

 Exercise of stock options.                       600,550      6,005    1,676,844                                         1,682,849
 Conversion of
  subordinated debentures..                        23,506        235       99,765                                           100,000
Repurchase of common stock.                                                                       90,000  $ (847,500)      (847,500)
Tax benefit of employee
 stock option exercises....                                             2,049,364                                         2,049,364
Net income.................                                                         11,978,036                           11,978,036
                            ---------   ------ ----------   --------   ----------  -----------     ------      -------   ----------

BALANCE, FEBRUARY 29, 1996                     21,876,666    218,767   56,872,389  (12,516,188)    90,000     (847,500)  43,727,468

Exercise of stock options..                       108,425      1,084      402,397                                           403,481
Repurchase of common stock.                                                                     2,479,500  (25,356,158) (25,356,158)
Tax benefit of employee
 stock option exercises....                                               265,200                                           265,200
Net income.................                                                          8,180,198                            8,180,198
                            ---------   ------ ----------   --------   ----------  -----------    ------     -------     ----------

BALANCE, FEBRUARY 28, 1997                     21,985,091   $219,851  $57,539,986  $(4,335,990) 2,569,500 $(26,203,658) $27,220,189
                            =========   ====== ==========   ========   ==========  ===========  ========= ============  ===========


See notes to consolidated financial statements.

[LOGO OF LOJACK CORPORATION APPEARS HERE]

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED FEBRUARY 28, 1997, FEBRUARY 29, 1996
AND FEBRUARY 28, 1995

                                                                                  1997          1996           1995

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income.............................................................   $  8,180,198    $ 11,978,036    $ 3,837,738
                                                                           ------------      ----------     ----------

  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization.......................................      2,425,794       2,730,173      2,860,303
    Provision for doubtful accounts.....................................        223,384         237,724        117,831
    Deferred income taxes...............................................      3,948,000      (2,654,000)
    Increase (decrease) in cash from changes in

     assets and liabilities:
      Accounts receivable...............................................     (1,779,957)     (1,853,087)    (1,714,369)
      Inventories.......................................................       (965,057)       (934,663)       (42,483)
      Prepaid expenses and other........................................        (70,268)        (19,573)       (10,338)
      Other assets......................................................        (11,053)          1,778         41,325
      Accounts payable..................................................        279,264          14,111        300,477
      Accrued and other liabilities.....................................       (133,408)        893,539        677,287
      Deferred revenue..................................................        782,265         750,371        661,721
                                                                           ------------      ----------     ----------

           Total adjustments............................................      4,698,964        (833,627)     2,891,754
                                                                           ------------      ----------     ----------

           Net cash provided by operating activities....................     12,879,162      11,144,409      6,729,492
                                                                           ------------      ----------     ----------

CASH FLOWS FROM INVESTING ACTIVITIES:

 Expenditures for property and equipment - net..........................     (2,277,443)       (999,567)    (2,556,419)
 Purchase of short-term investment......................................     (1,600,000)
                                                                           ------------      ----------     ----------

           Net cash used for investing activities.......................     (3,877,443)       (999,567)    (2,556,419)
                                                                           ------------      ----------     ----------

CASH FLOWS FROM FINANCING ACTIVITIES:

 Issuance of common stock...............................................        403,481       1,682,849     13,585,828
 Repayment of capital lease obligations.................................     (1,008,005)     (1,015,436)      (687,895)
 Payment of preferred dividends.........................................                                    (3,821,626)
 Repurchase of common stock.............................................    (25,356,158)       (847,500)
                                                                           ------------      ----------     ----------

           Net cash (used for) provided by financing activities.........    (25,960,682)       (180,087)     9,076,307
                                                                           ------------      ----------     ----------

(DECREASE) INCREASE IN CASH AND EQUIVALENTS.............................    (16,958,963)      9,964,755     13,249,380

BEGINNING CASH AND EQUIVALENTS..........................................     31,630,663      21,665,908      8,416,528
                                                                           ------------      ----------     ----------

ENDING CASH AND EQUIVALENTS.............................................   $ 14,671,700    $ 31,630,663    $21,665,908
                                                                           ============      ==========     ==========

See notes to consolidated financial statements.

[LOGO OF LOJACK CORPORATION APPEARS HERE]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company - LoJack Corporation and subsidiaries ("LoJack" or the "Company") market and license for use components of the LoJack System (the "LoJack System") and related products, a unique proprietary system for tracking, locating, and recovering stolen vehicles.

Summary of Significant Accounting Policies

Fiscal Year - The Company's February 1997, 1996, and 1995 fiscal years ended on February 28, 1997, February 29, 1996, and February 28, 1995, respectively.

Principles of Consolidation - The consolidated financial statements include the accounts of LoJack and its wholly owned subsidiaries. Intercompany transactions and balances are eliminated in consolidation.

Use of Estimates - The management of the Company is required, in certain instances, to use estimates and assumptions that affect the amounts reported in the consolidated financial statements, and the notes thereto, in order to conform with generally accepted accounting principles. The Company's actual results could differ from these estimates.

Revenue Recognition - Sales of the LoJack Units and related products are recognized upon installation by the Company. Revenues from the sale of products and components of the LoJack System to licensees are recognized upon shipment.

Nonrefundable fees received in connection with the granting of licenses to implement and operate components of the LoJack System are generally recognized upon receipt of the fees or, in the case of deposits, once they became nonrefundable. Such revenues aggregated approximately $1,168,000, $932,000, and $163,000 for the fiscal years ended February 1997, 1996, and 1995, respectively. LoJack's sole obligation in connection with the granting of licenses is to provide technical assistance on a fee-for-service basis.

Revenues from sales of extended warranties are amortized over the estimated term of the warranties (five years). Revenues from extended warranty sales expected to be realized beyond one year are classified as a long-term liability. Costs directly related to the sales of such warranties are deferred and charged to expense proportionately as the revenues are recognized. Such revenues aggregated approximately $855,000, $570,000 and $334,000 for the fiscal years ended February 1997, 1996 and 1995, respectively. The related warranty costs are recognized when incurred.

Research and Development - Costs for research and development on components of the LoJack System have been expensed as incurred. Such costs aggregated approximately $518,000, $516,000 and $330,000, for the fiscal years ended February 1997, 1996 and 1995, respectively.

Certain Concentrations - The Company has subcontracted one supplier to manufacture certain LoJack System components (including police tracking computers) as well as to perform certain research and development. The Company also conducts certain research and development through an equally owned joint venture between the supplier and a subsidiary of the Company. The Company's subsidiary reimburses the joint venture for fifty percent of the research and development costs incurred. Such reimbursed costs are included as research and development expense in the consolidated statements of operations. The Company also has subcontracted the manufacturing of the LoJack Unit to another supplier. The Company believes that other suppliers have the capability to perform these services, but that changing suppliers may cause delays and additional costs to the Company.

Cash Equivalents - Cash equivalents include short-term, highly liquid investments purchased with remaining maturities of three months or less. These cash equivalents consist of high quality securities purchased through major banks. Management routinely assesses the financial strength of the banks and, as of February 28, 1997, believes it had no significant exposure to credit risks.

Short-Term Investment - Short-term investment consists of a floating rate demand security with a final maturity of greater than three months. The Company has a continuous option to have the security redeemed at par value at any seven day interval.

Accounts Receivable - The allowance for doubtful accounts was approximately $553,000 and $395,000 as of the end of February 1997 and 1996, respectively. Domestic receivables are principally due from new and used automobile dealers that are geographically dispersed in various states. International receivables are primarily secured by letters of credit and are related to fees, sales of product, and royalties pursuant to licensing agreements.

Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market and consist primarily of finished goods, including LoJack Units and other related products and components held for resale.

Property and Equipment - Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets (three to seven years).

Deferred Contract and Patent Costs - Deferred contract and patent costs, included in other assets, are being amortized using the straight-line method over periods ranging from 3 to 17 years.

Fair Value of Financial Instruments - The Company's financial instruments consist of cash and equivalents, a short-term investment, accounts receivable, accounts payable, deposits, accrued liabilities, and capital lease obligations. The fair value of these financial instruments at the end of February 1997 and 1996 approximate their carrying values.

Product Warranty Costs - Anticipated costs related to standard product warranties are charged against income at the time of the sale of the related products.

[LOGO OF LOJACK CORPORATION APPEARS HERE]

Income Taxes - Effective March 1, 1994, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes." SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the Company's financial statements or tax returns. Deferred tax liabilities and assets are determined based upon the difference between the financial statement carrying amounts and the tax basis of existing assets and liabilities, using enacted tax rates in effect in the year(s) in which the differences are expected to reverse.

Earnings Per Share - Earnings per share has been computed by dividing net income, after reduction for preferred stock dividends, by the weighted average number of common shares and equivalents outstanding. Common share equivalents included in the computation represent shares issuable upon assumed exercise of stock options (and stock purchase warrants for fiscal 1995), which would have a dilutive effect. Fully diluted and primary earnings per share were the same for the years ended February 1997, 1996 and 1995.

Accounting for Long-Lived Assets - The Financial Accounting Standards Board ("FASB") has issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The Company adopted this standard in fiscal 1997. The adoption did not have a material effect on the Company's consolidated financial position or results of operations.

Accounting for Stock-Based Compensation - The Company accounts for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25.

New Accounting Pronouncement - In February 1997, the FASB issued SFAS No. 128, "Earnings per Share" which will become effective during the fourth quarter of fiscal 1998. SFAS No. 128 replaces the presentation of primary earnings per share with basic earnings per share, which excludes dilution, and requires the dual presentation of basic and diluted earnings per share. Had the Company used SFAS No. 128, the Company's basic earnings per share on a proforma basis would have been $0.39, $0.56 and $0.17 for fiscal 1997, 1996 and 1995, respectively. Diluted earnings per share would have been the same as the earnings per share presented in the consolidated statements of operations.

Supplemental Disclosures of Cash Flow Information - Cash payments for interest aggregated approximately $154,000, $168,000 and $672,000 for the fiscal years ended February 1997, 1996 and 1995, respectively. Cash payments for income taxes for the fiscal years ended February 1997, 1996 and 1995 were approximately $1,064,000, $418,000 and $244,000, respectively.

Supplemental Disclosures of Noncash Investing and Financing Activities - Capital lease obligations aggregating approximately $1,168,000, $879,000 and $1,299,000 were incurred when the Company entered into lease agreements for new vehicles and equipment during the fiscal years ended February 1997, 1996 and 1995, respectively.

In July 1995, $100,000 of the Company's 10% convertible subordinated debentures were converted into 23,506 shares of the Company's common stock.

Reclassifications - Certain 1996 and 1995 amounts have been reclassified to conform to the 1997 presentation.


2. PROPERTY AND EQUIPMENT
Property and equipment consisted of the following as of the end of February:

                                                           1997           1996
LoJack System components                             $ 13,489,289   $ 13,015,269
Equipment, furniture, and fixtures                      3,281,973      2,766,764
Vehicles                                                3,985,963      3,129,892
                                                     ------------   ------------
Total                                                  20,757,225     18,911,925
Less accumulated depreciation
and amortization                                      (14,032,945)   (12,069,040)
                                                     ------------   ------------
Total                                                   6,724,280      6,842,885
LoJack System components
not yet in service                                      1,998,670        809,818
                                                     ------------   ------------
Property and equipment - net                         $  8,722,950   $  7,652,703
                                                     ============   ============

Total additions to property and equipment, including those relating to capital lease obligations, aggregated approximately $3,567,000, $2,158,000 and $3,471,000 for the fiscal years ended February 1997, 1996 and 1995, respectively.

LoJack System components not yet in service consist primarily of certain components relating to the implementation of the LoJack System in expansion markets. Such components at the end of February 1997 are expected to be used in the expansion markets of Pennsylvania and Texas which are expected to become operational during the year end February 28, 1998.

3. OTHER ASSETS

Other assets consisted of the following as of the end of February:

                                  1997      1996
Engineering deposits            $110,000  $110,000
Deferred contract costs          122,229   153,920
Deferred patent costs              9,263    12,318
Other (principally deposits)      74,215    78,782
                                 -------   -------
Total                           $315,707  $355,020
                                 =======   =======

Accumulated amortization aggregated approximately $289,000 and $247,000 as of the end of February 1997 and 1996, respectively.

                   [LOGO OF LOJACK CORPORATION APPEARS HERE]


4. LINE-OF-CREDIT AND CAPITAL LEASE OBLIGATIONS

Line-of-Credit - The Company has an unsecured line-of-credit agreement with a bank which provides for borrowings up to a maximum of $7,500,000. This facility permits borrowings and repayments through March 1, 1998, at which time the line-of-credit converts to a term loan which requires quarterly installments of principal commencing on May 31, 1998 and ending on February 28, 2003. Outstanding borrowings under the line-of-credit bear annual interest, payable monthly, at the bank's base rate. No borrowings were outstanding under the line-of-credit as of the end of February l997 and 1996.

The line-of-credit agreement generally contains limitations on indebtedness, certain investments in equity securities and entity acquisitions; requires lender's approval of mergers; and prohibits disposition of assets other than in the normal course of business. Additionally, the Company is required to maintain certain financial performance measures including debt service coverage, minimum tangible capital funds, and profitability.

The payment of dividends and repurchase of the Company's common stock is permitted and is limited only to the extent such payments affect the Company's ability to meet the financial performance measures under the line-of-credit.

Capital Lease Obligations - The Company has entered into capital lease arrangements for certain vehicles and equipment. The cost of leased vehicles and equipment included in property and equipment was approximately $3,986,000 and $2,946,000, and the related accumulated amortization was approximately $2,326,000 and $1,447,000 as of the end of February 1997 and 1996, respectively. Amortization of such assets is included within depreciation and amortization expense in the accompanying consolidated financial statements. At February 28, 1997, scheduled repayment requirements for capital lease obligations are as follows:

1998                                           $  818,192
1999                                              510,790
2000                                              289,006
2001                                               59,248
                                                ---------
Total payments                                  1,677,236
Less amounts representing interest               (201,866)
                                                ---------
Total principal                                 1,475,370
Less current portion                             (693,553)
                                                ---------
Long-term portion                              $  781,817
                                                =========

5. STOCKHOLDERS' EQUITY

Common Stock - As of February 28, 1997, the Company has 35,000,000 authorized shares of $.01 par value common stock, of which 19,415,591 are issued and outstanding and 3,800,410 shares are reserved for issuance upon the exercise of stock options.

Preferred Stock - The Company has 10,000,000 authorized shares of $.01 par value Series A Preferred Stock (the "Preferred Stock"). On May 27, 1994, the Company called for redemption on July 11, 1994, 1,216,500 shares of its Preferred Stock at a price of $10.50 per share. Prior to the redemption date, holders of all of the 1,216,500 shares of the Preferred Stock exercised their option to convert such shares into 2,859,452 shares of the Company's common stock and received payment of $3,821,626 of accumulated preferred dividends, which had accumulated at a rate of 10% per year from May 15, 1991. As a result of this conversion, there is no Preferred Stock outstanding as of February 28, 1997 and February 29, 1996.

Stock Options - The Company's Incentive Stock Option Plan ("the Option Plan"), as amended, provides for the issuance of incentive stock options to employees, senior management ("Management Options") and non-employee directors ("Directors Options") to purchase an aggregate of 4,124,135 shares of common stock. The Company has, from time to time, also granted nonqualified options to key employees, officers and directors to purchase an aggregate of 234,250 shares of common stock. The incentive and nonqualified options are granted at exercise prices equal to the fair market value of the common stock on the date of grant. Options generally become exercisable over periods of two to five years and expire ten years from the date of the grant. Selected information regarding the options under the Option Plan as of February 28, 1997 is as follows:

                                        Authorized                Available for
                                        for Grant   Outstanding    Future Grant
Incentive stock options                    500,000      287,950       49,700
Management options                       3,414,135    2,204,750      813,760
Directors options                          210,000      127,000       83,000
Nonqualified options                                    234,250
                                         ---------    ---------      -------
                                         4,124,135    2,853,950      946,460
                                         =========    =========      =======

The following table presents activity of all stock options:

                                                           Weighted
                                           Number of       Average
                                            Options     Exercise Price
Outstanding, March 1, 1994                  2,493,550          $  2.84
   Granted                                    535,550             7.47
   Exercised                                 (186,300)            2.15
   Canceled                                      (200)            6.88
                                            ---------           ------
Outstanding, February 28, 1995              2,842,600             3.76
   Granted                                    524,475             8.72
   Exercised                                 (600,550)            2.80
   Canceled                                  (167,875)            6.78
                                            ---------           ------
Outstanding, February 29, 1996              2,598,650             4.79
   Granted                                    390,350            12.25
   Exercised                                 (108,425)            3.72
   Canceled                                   (26,625)            7.80
                                            ---------           ------
Outstanding, February 28, 1997              2,853,950          $  5.84
                                            =========           ======

                   [LOGO OF LOJACK CORPORATION APPEARS HERE]




The following table sets forth information regarding options outstanding at February 28, 1997:

                                                                                                         Weighted Average
                                                                   Weighted Average   Number of Options  Exercise Price for
          Number of        Range of Exercise  Weighted Average      Remaining Life        Currently           Currently
           Options              Prices         Exercise Price           (Years)          Exercisable     Exercisable Options

         1,110,450         $  2.00-2.38            $ 2.01                 4              1,100,850             $ 2.01
           383,750            4.53-4.94              4.92                 6                359,550               4.92
            80,500            5.31-5.97              5.88                 3                 80,500               5.88
           427,950            6.88-7.63              7.48                 7                311,660               7.47
           396,450            8.38-9.00              8.43                 8                187,290               8.40
           122,350           9.13-10.13              9.82                 8                 10,000               9.63
           332,500          12.38-12.88             12.84                 9                 89,375              12.81
         ---------          -----------             -----                ---             ---------              -----
         2,853,950         $2.00-$12.88            $ 5.84                 6              2,139,225             $ 4.48
         =========          ===========             =====                ===             =========              =====

As described in Note 1, the Company uses the intrinsic value method to measure compensation expense associated with grants of stock options to employees and non-employee directors. Had the Company used the fair value method to measure compensation for options granted subsequent to February 28, 1995, reported net income and earnings per share would have been as follows:

                                                       1997           1996
  Net income                                      $ 6,627,893     $11,328,626
  Earnings per share                              $      0.29     $      0.49

Options granted during fiscal 1997 and 1996 had a weighted average grant date fair value of $8.47 and $5.58, respectively. The fair value of options on their grant date was measured using the Black/Scholes option pricing model. Key assumptions used to apply this pricing model were as follows:

                                                       1997           1996
  Range of risk free interest rates               6.51% - 6.87%  5.81% - 7.06%
  Expected life of option grants                     9 years        9 years
  Range of expected volatility of underlying
   stock                                            51% - 53%      44% - 51%

It should be noted that the option pricing model used was designed to value readily tradable stock options with relatively short lives. The options granted to employees are not tradable and have contractual lives of up to ten years. However, management believes that the assumptions used to value the options and the model applied yield a reasonable estimate of the fair value of the grants made under the circumstances.

Stock Repurchase Plan - During fiscal 1996, the Company's Board of Directors authorized a stock repurchase plan (the "Repurchase Plan"). The Repurchase Plan, as amended, authorizes the Company to purchase up to 3,200,000 shares of its outstanding common stock. As of February 28, 1997, the Company repurchased 2,569,500 shares for a total of $26,203,658.

Stock Purchase Warrants - During the year ended February 28, 1995, 3,092,425 of stock warrants were exercised resulting in net proceeds to the Company of approximately $13,185,500. There were no stock warrants outstanding as of the end of February 1997, 1996, and 1995.

                   [LOGO OF LOJACK CORPORATION APPEARS HERE]


6. INCOME TAXES

The provision for income taxes consisted of the following for the fiscal years ended February 1997, 1996 and 1995:

                                     1997         1996          1995
  Current:
   Federal                        $  873,000   $   200,000     $ 65,000
   State                             337,000       523,000      230,000
   Foreign                            66,000
                                   ---------     ---------      -------

  Total                            1,276,000       723,000      295,000
                                   ---------     ---------      -------
  Deferred:
   Federal                         3,762,000    (2,348,000)
   State                             186,000      (306,000)
                                   ---------     ---------      -------

  Total                            3,948,000    (2,654,000)
                                   ---------     ---------      -------

  Income tax provision
   (benefit)                      $5,224,000   $(1,931,000)    $295,000
                                   =========     =========      =======



The difference between the Company's effective income tax rate and the United States statutory rate is reconciled below:

                                        1997          1996         1995
  U.S. statutory rate                   34.0 %        34.0 %       34.0 %
  State taxes, net of federal
   benefit                               5.0           5.2          5.6
  Utilization of net operating
   loss carryforwards                                (19.3)       (26.2)
  Change in valuation allowance                      (38.9)
  Other, net                                          (0.2)        (6.3)
                                      ------        -------      -------
  Effective tax rate                    39.0 %       (19.2) %       7.1 %
                                      ======        =======      =======

The tax effects of the items comprising the Company's net deferred tax asset at the end of February 1997 and 1996 are as follows:

                                                           1997                     1996
                                                   Current      Long-term    Current     Long-term
  Deferred tax liability - differences between
   book and tax basis of property                              $(1,608,458)             $(1,565,541)
                                                                 ---------                ---------

  Deferred tax assets:
   Reserves not currently deductible             $    99,028                $  23,493
   Income deferred for book purposes                 384,267       838,315    278,317       662,707
   Net operating loss carryforwards                  371,293                              4,946,197
   Tax credit carryforwards                          670,422                                358,000
                                                     -------       -------    -------       -------
  Deferred tax assets                              1,525,010       838,315    301,810     5,966,904
                                                   ---------      --------    -------     ---------

  Net deferred tax asset (liability)             $ 1,525,010   $  (770,143) $ 301,810   $ 4,401,363
                                                   =========      ========    =======     =========

                   [LOGO OF LOJACK CORPORATION APPEARS HERE]



SFAS No. 109 requires a valuation allowance against deferred tax assets, if based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of February 28, 1995, the Company believed that uncertainty existed with respect to future realization of the net deferred tax assets and established a valuation allowance for the full amount. Changes in the valuation allowance for the years ended February 1996 and 1995 resulted in a decrease to the Company's tax provision of approximately $5,854,000 and $1,381,000, respectively, primarily attributable to the utilization of net operating loss carryforwards and the Company's determination that, as of the end of February 1996, the valuation allowance was no longer necessary. Accordingly, the income tax provision for the year ended February 29, 1996 included a credit provision of approximately $2,654,000 related to the elimination of the valuation allowance for the deferred tax assets. Tax benefits that pertained to certain employee stock option exercises of approximately $265,000 and $2,049,000 were recorded to additional paid-in capital for the fiscal years ended February 1997 and 1996, respectively.

The Company has investment tax and research and development credit carryforwards aggregating approximately $140,000 at February 28, 1997, which expire in varying amounts through 2001. The Company also has approximately $530,000 in alternative minimum tax credits at February 28, 1997. These credits may be used to offset future federal income tax liabilities, if any. The maximum amount of operating loss and tax credit carryforwards available in any one year may be limited under existing tax law.

Recovery System, Inc. ("RSI"), a subsidiary of the Company, has available for tax purposes a net operating loss carryforward of approximately $799,000 at February 28, 1997. This loss may be used to offset future taxable income of RSI, if any, which may otherwise be subject to federal income tax, and expires in varying amounts through 2005. As a result of the acquisition of RSI by LoJack, the maximum amount of RSI carryforwards available in any one year will be limited under existing tax law.

7. COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments - The Company leases various facilities under operating leases whose terms expire from 1998 to 2002; the leases contain renewal options ranging from two to five years. Minimum annual lease payments are as follows:

     1998                                                  $   595,000
     1999                                                      533,000
     2000                                                      387,000
     2001                                                      342,000
     2002                                                       80,000
                                                            ----------
     Total                                                 $ 1,937,000
                                                            ==========

Rental expense under operating leases aggregated approximately $844,000, $786,000 and $721,000 for the fiscal years ended February 1997, 1996 and 1995, respectively.

Other Commitments - The Company made a payment of $500,000 of contingent interest in fiscal 1995 to a third-party guarantor under a previous line-of-credit to the Company. The Company has no further contingent liabilities under this agreement.

8. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution 40l(k) plan covering substantially all full-time employees. Under the provisions of the plan, employees may contribute a portion of their compensation within certain limitations. The Company matches a percentage of employee contributions on a discretionary basis as determined by the Board of Directors. The Company's Board of Directors elected to match 40% of employee contributions in both fiscal 1997 and 1996 and 25% in fiscal year 1995, subject to certain limitations. Company contributions become fully vested after five years of continuous service. Company contributions related to the plan were $139,000, $133,000 and $59,000 for the fiscal years ended February 1997, 1996 and 1995, respectively.

9. EXPORT SALES
Export revenues relate to product sales to and licensing revenues from unaffiliated licensees in foreign countries. A summary of such revenues is as follows:

                            1997         1996         1995
Export revenues:
  Europe                 $  871,000   $1,589,000   $  654,000
  South America           3,131,000    2,391,000    1,044,000
  Asia                    2,324,000      236,000      749,000
  Africa                  3,372,000      217,000
                         ----------    ---------    ---------

 Total                   $9,698,000   $4,433,000   $2,447,000
                          =========    =========    =========

                         ----------------------------
                         Independent Auditors' Report
                         ----------------------------

To the Board of Directors and Stockholders of LoJack Corporation:

We have audited the accompanying consolidated balance sheets of LoJack Corporation and subsidiaries as of February 28, 1997 and February 29, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended February 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of LoJack Corporation and subsidiaries as of February 28, 1997 and February 29, 1996, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 1997 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Boston, Massachusetts
April 18, 1997

                                --------------
                                Corporate Data
                                --------------

EXECUTIVE OFFICERS

C. Michael Daley
Chairman of the Board of Directors and Treasurer
(Chief Executive Officer)

Joseph F. Abely
President and Chief Operating Officer

William R. Duvall
Senior Vice President
(Operations and Technical Development)

Kevin M. Mullins
Vice President
(Sales and Marketing)

Peter J. Conner
Vice President
(Government Relations)

BOARD OF DIRECTORS

C. Michael Daley
Chairman

James A. Daley
President
Daley Hotel Group, Inc.

Robert J. Murray
Chairman and Chief Executive Officer
New England Business Service, Inc.

Harold W. Shad, III
President and Chief Executive Officer
Mike Shad Ford

Larry C. Renfro
Vice President
Allmerica Financial Services

Lee T. Sprague
Private Investor

Thomas A. Wooters
Clerk


REGISTRAR AND TRANSFER AGENT

American Stock Transfer
& Trust Company
New York, New York

SECURITIES LISTINGS

NASDAQ: National Market System-"LOJN"

ANNUAL MEETING

10:00 a.m.
July 16, 1997
Sheraton Tara Hotel
Braintree, Massachusetts

FORM 10-K AVAILABILITY

The Company's annual report filed
with the Securities and Exchange
Commission on Form 10-K is available
without charge upon written request to:

 Investor Relations
 LoJack Corporation
 Norfolk Place
 333 Elm Street
 Dedham, Massachusetts 02026
 617.326.4700

CORPORATE COUNSEL

Peabody & Arnold
Boston, Massachusetts

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Boston, Massachusetts

INVESTOR RELATIONS

Swanson Communications, Inc.
New York, New York
212.683.4890