Form 10-K, Exhibit 13
period 1998-02-28
LOJACK CORP
filed 1998-05-29
CIK 355777

                                                                      EXHIBIT 13

1998 ANNUAL REPORT

COMPANY PROFILE

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

The LoJack System is currently operational in the following states: California, Connecticut, Delaware, District of Colombia, Florida, Georgia, Illinois, Maryland, Massachusetts, Michigan, New Jersey, New York, Pennsylvania, Rhode Island, Texas, and Virginia.

International licensees are operating stolen vehicle recovery systems using LoJack's technology in the following countries: Argentina, Colombia, Czech Republic, Ecuador, Greece, Hong Kong, Kenya, Korea, Panama, Russia, Slovak Republic, South Africa, Trinidad and Tobago, United Kingdom and Venezuela.

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

Fiscal 1998

First Quarter          12 7/8     9 5/8
Second Quarter         17 1/2    11 5/8
Third Quarter          18 7/8    12 3/4
Fourth Quarter         15 5/8    12


On May 14, 1998, there were 3,600 record holders of the Company's Common Stock. The Company believes the actual number of beneficial owners of the Common Stock is approximately 19,000 because a large number of the shares of the Company's Common Stock is held in custodial or nominee accounts for the benefit of persons other than the record holder.

LoJack has never paid a dividend, and at the present time, the Company expects that future earnings will be retained for use in its business or to repurchase shares of its Common Stock. The Company's loan agreement with a bank permits the payment of dividends so long as such payment does not cause noncompliance with certain loan covenants.

LETTER TO SHAREHOLDERS

I am very pleased to report that in fiscal 1998, ended February 28, LoJack for the fifth straight year, achieved the highest annual revenues, operating profits, and pre-tax income in its history. In addition, we celebrated a significant milestone, the production of the 1,000,000th LoJack Unit by our manufacturer, Motorola Corporation. Consumer Digest Magazine rated the LoJack System a "Best Buy", in recognition of its excellent value in the marketplace.

LoJack's brand name is now widely recognized; the LoJack Stolen Vehicle Recovery System is proven effective in the battle against auto theft around the globe, and we continue to expand our technology domestically and internationally. At home, through the dedication and hard work of our employees, we continue to focus on increasing sales of the LoJack Stolen Vehicle Recovery System through the new car dealer distribution network.

HIGHLIGHTS OF FISCAL 1998

Revenues for the year ended February 28, 1998 were $74,502,000, an increase of 21% over revenues of $61,665,000 a year ago. Net income for fiscal 1998 was $9,887,000 or $.48 per share, increases of 21% and 33%, respectively, over net income of $8,180,000, or $.36 per share for the same period a year ago.

Domestic revenue grew 17% over a year ago. This growth was the result of a substantial increase in LoJack unit sales in both our new and existing domestic markets. Our strong focus on our selling and marketing efforts continues to bear fruit, which is evidenced by the gradual increase in the year-to-year growth in LoJack Unit sales from 8% in the first quarter of fiscal 1998 to 28% in the fourth quarter of fiscal 1998.

International revenues increased by 43%. Revenues derived from the sale and royalties of the international version of the LoJack Unit comprised over 67% of international revenues in fiscal 1998. During the year, we finalized agreements with licensees in Germany, Brazil, Mexico and several other South American countries. Several of these licensees expect to become operational during our fiscal year ending February 28, 1999 ("fiscal 1999").

The results of fiscal 1998 reflect our increasing level of profitability as we continue to benefit from efficiencies brought about from the economies of scale both domestically and internationally. Our increase in gross margin dollars for both the fourth quarter and for fiscal 1998 was double our increase in costs and expenses (excluding depreciation expense). This increased profitability, in combination with the impact of our stock buyback program, produced a 33% increase in earnings per share for fiscal 1998.

We purchased 1,567,000 shares from March 1, 1997 to May 7, 1998, bringing our total number of shares repurchased to 4,136,500, reflecting our confidence in the Company's future growth prospects. We plan to continue repurchasing shares of the Company at prices we feel are attractive.


FISCAL 1999 AND BEYOND BUSINESS STRATEGY

We believe that the market for the patented LoJack Stolen Vehicle Recovery System is strong and that even with the healthy growth we have experienced, we will be able to continue to grow our revenues and profits in the coming years. Despite decreases in stolen vehicles over the last several years, auto theft is still a significant problem facing consumers, costing society almost $8 billion in losses annually. The problem is just as severe internationally.

In our domestic operations, our strategy is to continue to improve our sales and marketing efforts both in the media and by strengthening our sales force and expanding our new car dealer network in our existing markets. We will also continue to explore new markets to increase our geographic coverage and improve our distribution into the fleet and commercial markets.

In Fiscal 1999, we expect that we will expand our coverage to include New Hampshire, Arizona, and Ohio and continue to expand our Texas operation to Houston and Austin. As a result of improvements in our technology and infrastructure, it has become economically feasible to review our expansion strategy. At present, LoJack is in 15 of the top 16 states in terms of population, new car sales and auto theft (we are currently targeting Ohio, the 16th state). Entry into smaller, but growing urban markets is under review as our next tier of opportunity for inclusion in the LoJack Stolen Vehicle Recovery Network.

The continued improvement of our sales force was a major factor in our domestic growth in fiscal 1998. We introduced a formalized training program for all of our sales and management employees during the year. We believe this will bring more consistency in our hiring, training and presentation practices, and will help us to maintain same market growth from year to year.

Utilizing the strength of our sales personnel and processes, improved sales materials, consistent advertising, and public relations initiatives, we intend to increase the number of new car dealers who actively sell our product. While the percentage of dealers selling our product during the year is high, the overall penetration of LoJack sales to new car sales in many of those outlets is still in need of improvement and represents a major opportunity for growth in LoJack Unit sales. In addition, we believe that the recent trend towards the consolidation of the new car dealer distribution network, and the advent of large dealer groups, present major long-term market opportunities for the company. The automotive aftermarket which LoJack serves is highly-fragmented. A major advantage to these large dealer groups and organizations is that LoJack has a nationwide presence in the new car population centers of the U.S. In addition, we represent a proven high quality product supported by a strong nationally recognized brand name, advertising presence and installation capability unique to the automotive after-market industry.

We are in the process of expanding our market to include the fleet and commercial market, which represents approximately 30% of the new vehicles sold annually in the US. We have completed our business planning in this area and believe that this market has the capability of eventually adding 20-30% to our existing business. Because most of our cost structure is already absorbed by our current business, success in this area would be very profitable to LoJack, even at a modest level of sales.

As I indicated above, we have been very pleased with the growth of our business in the international area. Our licensees in the United Kingdom, South Africa, and Latin America have completed very successful years. While our licensees in the Far East have been impacted by the area's financial crisis, we hope that with the return of stability in the region, we will experience growth in this business. Additionally, we presently have over a dozen countries under agreement which will add to our future expansion of the network around the globe.


"Revenues for the year ended February 28, 1998 were $74,502,000, an increase of 21% over revenues of $61,665,000 a year ago."


We are continuing to work on the development of our third generation LoJack Unit, or LJUIII. Originally designed as a separate, self powered unit to be initially marketed to the fleet and commercial markets, we found that, as the project developed, we would not be able to accomplish all of our initial goals, including certain technological improvements and cost effectiveness. During the year, we altered the direction of this project and engaged Motorola to incorporate many of the improvements into a redesign of the present LoJack Unit. We estimate this new unit to be ready for sale by January 1999. We expect LJUIII to be used interchangeably in all of our present applications and to have the option of being either hardwired or portable. The redesign of this product is intended to change the appearance and size of the LoJack Unit and also to take advantage of improvements in technology, reduce the cost of the hardware, and to improve the efficiency of the installation process. While we have been disappointed with the delay, we believe the LJUIII development will achieve most of the goals of our original development plan.

BROADENING OUR HORIZONS

All of us at LoJack have worked tirelessly to contribute to LoJack's success. It has been our goal to focus on building our technology into a nationwide network to recover stolen vehicles. With our present expansion to l6 states and l7 countries, we have accomplished a great deal in a very short period of time. Much remains to be done, however. We have made a substantial contribution to the reduction of auto theft in this country while establishing a reputation around the globe that contributes to our continued growth. LoJack has established brand name, distribution, advertising presence, and installation capability on a national scale, which we believe can be the catalyst for us to ally ourselves with the makers of potential niche products that can be profitably leveraged off of these strengths.

It is our plan, over the coming year, to continue to evaluate companies, products and technologies that represent a potential fit with LoJack and have true commercial viability. However, the LoJack System, which is the only stolen vehicle recovery system designed to be integrated into existing law enforcement computers and telecommunication networks, will continue to be the foundation of our business. Our experience in the technology of tracking and position location coupled with our sales and marketing experience, make us uniquely qualified to exploit other opportunities in this industry at this time.

I would like to thank our shareholders for their support and continued interest in the company, and I look forward to the opportunity to report our progress over the coming year. On behalf of the officers and directors of the company, I would like to express our gratitude and appreciation to the employees of LoJack Corporation for their dedication and contribution in making this such a successful year.

Yours truly,


/s/ C. Michael Daley
C. Michael Daley
Chairman and Chief Executive Officer
May 11, 1998

SELECTED FINANCIAL DATA

The following tables set forth selected consolidated financial data of the Company for the periods indicated. The selected consolidated financial data for and as of the end of the years in the five year period ended February 28, 1998 are derived from the consolidated financial statements of the Company which have been audited by Deloitte & Touche LLP, independent auditors. The selected quarterly financial data has not been audited. The EPS data presented below has been restated to conform with the provisions of Statement of Financial Accounting Standards No. 128. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes appearing elsewhere in this report.

                                                                                         YEAR ENDED
                                                        FEBRUARY 28,    FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 28,
                                                            1998            1997            1996            1995            1994
STATEMENT OF OPERATIONS DATA:
Revenues                                                $74,502,318     $61,664,501     $52,516,359     $41,658,074     $30,218,584
Cost of goods sold                                       32,777,929      27,703,963      23,966,360      20,840,184      15,301,927
                                                        -----------     -----------     -----------     -----------     -----------
Gross margin                                             41,724,389      33,960,538      28,549,999      20,817,890      14,916,657
                                                        -----------     -----------     -----------     -----------     -----------
Costs and expenses:
     System  costs and research and development           1,182,988       1,316,832       1,263,492         807,462         522,117
     Marketing                                           15,901,693      12,943,309      11,211,501       9,277,847       6,797,677
     General and administrative                           7,319,715       6,283,731       5,574,757       4,870,004       4,111,385
     Depreciation and amortization                        1,800,163       1,496,406       1,894,933       2,294,346       1,988,916
                                                        -----------     -----------     -----------     -----------     -----------
           Total                                         26,204,559      22,040,278      19,944,683      17,249,659      13,420,095
                                                        -----------     -----------     -----------     -----------     -----------
Operating income                                         15,519,830      11,920,260       8,605,316       3,568,231       1,496,562
Interest income (expense) and other - net                   685,158       1,483,938       1,441,720         564,507         (24,529)

                                                        -----------     -----------     -----------     -----------     -----------
Income before provision for income taxes
  and extraordinary item                                 16,204,988      13,404,198      10,047,036       4,132,738       1,472,033

Income tax provision (benefit)                            6,318,000       5,224,000      (1,931,000)        295,000          79,000

                                                        -----------     -----------     -----------     -----------     -----------
Income before extraordinary item                          9,886,988       8,180,198      11,978,036       3,837,738       1,393,033
Extraordinary item, loss on exchange of
  subordinated debentures                                                                                                  (163,062)

                                                        -----------     -----------     -----------     -----------     -----------
Net income                                              $ 9,886,988     $ 8,180,198     $11,978,036     $ 3,837,738     $ 1,229,971
Preferred dividends for the year                                                                           (425,563)     (1,216,500)

                                                        -----------     -----------     -----------     -----------     -----------
Net income applicable to common stockholders            $ 9,886,988     $ 8,180,198     $11,978,036     $ 3,412,175      $   13,471
                                                        ===========     ===========     ===========     ===========     ===========
Earnings per common share
     Basic                                              $      0.52     $      0.39     $      0.56     $      0.17      $     0.00
                                                        -----------     -----------     -----------     -----------     -----------
     Diluted                                            $      0.48     $      0.36     $      0.51     $      0.17      $     0.00
                                                        ===========     ===========     ===========     ===========     ===========
Weighted average shares
     Basic                                               18,934,414      21,176,205      21,544,346      19,660,496      13,652,255
                                                        ===========     ===========     ===========     ===========     ===========
     Diluted                                             20,579,884      22,569,179      23,284,684      20,666,057      15,916,395
                                                        ===========     ===========     ===========     ===========     ===========
BALANCE SHEET DATA:
Working capital                                         $15,486,403     $21,883,016     $33,619,366     $21,967,747     $ 8,006,436
Total assets                                             32,660,908      38,165,143      53,079,437      36,694,816      21,376,486
Long term debt                                              792,926         781,817         644,218         899,246         617,662
Total liabilities                                        11,158,424      10,944,954       9,351,969       7,930,097       6,213,707
Stockholders' equity                                     21,502,484      27,220,189      43,727,468      28,764,719      15,162,779

REVENUES AND EARNINGS BY QUARTER (Unaudited):
Year Ended February 28, 1998 and 1997

                                                   1998                                                  1997
                               First       Second        Third        Fourth         First       Second        Third        Fourth
Revenues                    $18,558,153  $18,744,847  $19,310,762  $17,888,556    $15,005,326  $15,909,555  $15,131,688  $15,617,932

Gross margin                  9,997,359   10,460,360   11,304,172    9,962,498      8,072,908    8,858,602    8,401,214    8,627,814

Net income                    2,261,254    2,516,874    2,911,090    2,197,770      1,936,290    2,360,338    1,927,555    1,956,015

Basic earnings per share    $      0.12  $      0.13  $      0.15  $      0.12    $      0.09  $      0.11  $      0.09  $      0.10

Diluted earnings per share  $      0.11  $      0.12  $      0.14  $      0.11    $      0.08  $      0.10  $      0.09  $      0.09



MANAGEMENT'S DISCUSSION AND ANALYSIS

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

The Company also derives revenues from fees,sales of product, and royalties pursuant to agreements to license ("License Agreements") the use of the Company's stolen vehicle recovery system technology, principally to selected international markets. In connection with this international expansion, the Company modified its stolen vehicle recovery technology to develop the CarSearch Stolen Vehicle Recovery System ("CarSearch"). Unlike the LoJack System currently in operation in the United States, CarSearch has the flexibility of operating independently of existing law enforcement communication networks.

RESULTS OF OPERATIONS

YEAR ENDED FEBRUARY 28, 1998 ("FISCAL 1998") VS. FEBRUARY 28, 1997 ("FISCAL
1997")

Revenues increased by $12,837,000, or 21%, to $74,502,000 in fiscal 1998 from $61,665,000 in fiscal 1997. Domestic markets contributed $8,706,000 of the increase in revenues and international revenues contributed $4,131,000. The increase in revenues from domestic markets of 17% was the result of revenues of $4,793,000 from new markets as well as growth of $3,913,000 in the existing markets. Domestic revenue growth was fueled by an overall increase of 20% in the number of LoJack Units sold, partially offset by a decrease in penetration of optional lower-margin automobile security products. International revenue growth was primarily the result of the increase in sales and royalties on the international version of the LoJack Unit of $4,250,000 primarily to existing licensees and an increase in license fees of $1,687,000 primarily from new international agreements. These increases were partially offset by net decreases of $1,806,000 in fiscal 1998 of revenues from the shipment of LoJack System components and other products to new start-up licensees.

Cost of goods sold decreased to 44% of consolidated revenues in fiscal 1998 from 45% in fiscal 1997. Domestically, cost of goods sold decreased to 44% in fiscal 1998 from 45% in fiscal 1997. This decrease reflects the combination of lower manufacturing and installation costs of the LoJack Unit as well as decreased penetrations of lower-margined, optional alarm products. International cost of sales for fiscal 1998 increased to 44% of related revenues from 43% in fiscal 1997. This increase is primarily the result of the aforementioned increase in revenues from sales of the international version of the LoJack Unit which typically are at a lower margin than sales of system components and license fees.

Systems costs and research and development expense decreased by $134,000 in fiscal 1998 to $1,183,000 from $1,317,000 in fiscal 1997. Research and development expense decreased by $274,000 to $244,000 in fiscal 1998 from $518,000 in fiscal 1997 primarily as the result of a decrease in costs related to the development of the third generation LoJack Unit. Systems costs increased by $140,000 to $939,000 in fiscal 1998 from $799,000 in fiscal 1997 as the result of both the new markets and systems maintenance costs in the existing markets.

Marketing expenses increased by $2,959,000 to $15,902,000 in fiscal 1998 from $12,943,000 in fiscal 1997. This increase was primarily related to start-up expenses, including advertising, general marketing expense and personnel in the new markets, as well as an increase related to a promotional rebate program and to the overall increase in the volume of business in the existing domestic markets.

General and administrative expenses increased $1,036,000 to $7,320,000 in fiscal 1998 from $6,284,000 in fiscal 1997. This increase is primarily the result of administrative overhead and personnel expenses in the new markets as well as increases in payroll and benefits, professional fees and general overhead related to the increased volume of business of the existing domestic and international operations.

Depreciation and amortization increased by $304,000 primarily due to depreciation on the additions in fiscal 1998 and the latter portion of fiscal 1997 of certain computer equipment and software related to management information systems upgrades, the addition of installation vehicles related to increased business volume, and depreciation of LoJack system components and other property in the new markets.

Provision for income taxes increased by $1,094,000 to $6,318,000 in fiscal 1998 from $5,224,000 in fiscal 1997 as the result of the increase in related taxable income. The effective tax rate for fiscal 1998 and 1997 remained at 39%.

As a result of the foregoing, net income increased by $1,707,000 to $9,887,000 in fiscal 1998 from $8,180,000 in fiscal 1997.

MANAGEMENT'S DISCUSSION AND ANAYLSIS

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

Cost of goods sold decreased to 45% of consolidated revenues in fiscal 1997 from 46% for the same period a year earlier. Domestically, cost of goods sold decreased as a percentage of revenues to 45% in fiscal 1997 from 46% in fiscal 1996. The decrease results primarily from a decrease in the manufactured cost of the LoJack unit as well as increased product sales. International cost of goods sold increased to 43% of revenues in fiscal 1997 from 40% in fiscal 1996.

Systems costs and research and development expense increased by $54,000 to $1,317,000 in fiscal 1997 from $1,263,000 in fiscal 1996. Research and development increased by $2,000 to $518,000 in fiscal 1997, from $516,000 in fiscal 1996. Fiscal 1997 expense was primarily related to the ongoing development of a third generation LoJack Unit, while fiscal 1996 research and development expense related to modifications to the LoJack Unit for international applications and the Police Tracking Computers. Systems costs increased by $52,000 to $799,000 in fiscal 1997 from $747,000 in fiscal 1996 due to an increased number of domestic markets and increased age of the LoJack System in established markets.

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

Overall, general and administrative expenses as a percentage of revenues decreased to 10% in fiscal 1997 as compared to 11% in fiscal 1996. General and administrative expenses increased by $709,000 to $6,284,000 in fiscal 1997 from $5,575,000 in fiscal 1996. These increases are primarily the result of increased payroll costs and administrative expenses related to the increased domestic and international volume during the year, as well as start-up expenses related to expansion activity in Maryland, Pennsylvania and Texas.

Depreciation and amortization decreased by $399,000 as the result of LoJack System components in certain older markets becoming fully depreciated, offset partially by increases in depreciation related to current year additions of computer equipment and software.

Interest and other income increased by $29,000 primarily as the result of the increase in average cash balances related to cash flow from operations during the first half of fiscal 1997, partially offset by the decrease in average cash balances during the second half of fiscal 1997 related to increased activity in the CompanyOs stock repurchase program.

Interest expense decreased by $13,000 due to a decrease in the average capital lease obligations outstanding in fiscal 1997 as compared to fiscal 1996.

Provision for income taxes increased by $7,155,000 for fiscal 1997 primarily as the result of both the increase in the CompanyOs taxable income during the fiscal year as well as an increase in the CompanyOs effective tax rate to 39% in fiscal 1997. The Company had a net tax benefit of 19% for fiscal 1996 primarily as the result of a non-recurring credit for income taxes.

MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

The Company's strategic plan in the United States is to expand the use of its technology to those jurisdictions where the combination of new vehicle sales, population density, and the incidence of vehicle theft is high. Expansion of the LoJack System in the United States requires substantial investments of capital and operating resources. The Company currently finances its capital and operating needs through cash flows from operations and capital leases.

In fiscal 1998 cash and equivalents decreased by $9,173,000. The overall decrease is the result of cash used for financing activities of $17,579,000 and investing activities of $2,473,000 being partially offset by cash provided by operating activities of $10,878,000.

Cash used for financing activities included $17,561,000 related to the repurchase of the Company's stock under a stock repurchase program initially approved during fiscal 1996 and amended during fiscal 1997 and fiscal 1998, as well as repayment of capital leases of $1,038,000 offset by proceeds from the exercise of stock options of $1,020,000.

Cash used for investing activities included expenditures for property and equipment of $2,673,000 (excluding assets purchased under capital lease agreements) offset partially by a maturity of an investment of $200,000.

Cash flow provided by operating activities of $10,878,000 includes net income of $9,887,000 and $991,000 of adjustments to reconcile net income to net cash provided by operating activities. The decrease in cash from changes in assets and liabilities of $2,122,000 includes an increase in accounts receivable of $861,000, an increase in inventories of $1,137,000, an increase in vendor deposits of $1,432,000, an increase in other assets of $10,000, a decrease in accounts payable of $264,000, offset partially by an increase in accrued and other liabilities of $804,000, an increase in deferred revenue of $755,000 and a decrease in prepaid expenses of $21,000. The increase in accounts receivable is primarily related to domestic receivables, which the Company expects will continue to increase as its sales increase. The increase in inventory is the result of a $491,000 increase in international inventory, as well as a $646,000 increase in domestic inventory levels. The domestic increase related to efforts to increase inventories on hand to sufficient levels to satisfy the Company's current level of business, as well as to meet unanticipated demand. The international inventory increase is the result of timing of shipments related to certain purchase orders received from international licensees. The increase in vendor deposits of $1,432,000 relates to a deposit for long-lead time parts orders with a major supplier which will be applied toward future purchases during fiscal 1999. The increase in deferred revenue is related to cash received during the year under the extended warranty program for which revenue is amortized over a five year period.

The Company is presently pursuing expansion efforts in several additional markets which meet the qualifications set forth in the Company's strategic plan. The Company expects that, pending receipt of necessary approvals, certain of these potential expansion markets will become operational during fiscal 1999. The Company plans to fund these expansions as well as other capital expenditures during fiscal 1999 using the existing line-of-credit, working capital or cash flow from operations. The Company estimates capital expenditures in fiscal 1999 of approximately $2,500,000 principally for planned domestic market expansions, including Arizona, New Hampshire and within Texas, as well as other on-going capital requirements.

The Company's expansion into additional international markets is achieved through licensing agreements and has not in the past required capital investment on the part of the Company. The Company currently has no plans to change this practice.

As of February 28, 1998 the Company had working capital of $15,486,000. The Company believes that its anticipated capital and operating requirements for fiscal 1999 can be funded from cash flows from operations and the existing line of credit. The Company intends to continue to repurchase shares of its common stock provided that the reacquisition cost makes such repurchases economically practical. The Company's existing line of credit with a bank of $7,500,000 was amended during the fourth quarter of fiscal 1998 to extend the revolving credit facility term to June 1999 at which time it would convert to a term loan payable in quarterly installments through February 2004.

During fiscal 1996 the Company's board of directors authorized a stock repurchase program under which the Company may repurchase up to 2,200,000 shares of its outstanding common stock, which subsequently was increased to 5,200,000 during fiscal 1998. As of February 28, 1998 the Company had repurchased 3,971,500 shares for a total of $43,764,826. From March 1, 1998 through May 15, 1998 the Company has repurchased an additional 165,000 shares at a cost of $2,080,000.

The Company continues to participate in research and development efforts regarding both improvements and modifications to the LoJack Unit and LoJack system components. The Company expects to spend approximately $750,000 in fiscal 1999 on its research and development efforts as compared with $244,000 spent in fiscal 1998.

The Company is also continuing to explore possible investment opportunities, including, but not limited to, possible acquisitions of or investments in other companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OTHER INFORMATION

NEW ACCOUNTING PRONOUNCEMENTS

During fiscal 1998 the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". SFAS No. 128 replaced the presentation of primary earnings per share with a presentation of basic earnings per share, which excludes dilution, and requires the dual presentation of basic and diluted earnings per share. In fiscal 1999 the Company will be required to adopt the provisions of SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The adoption of SFAS No. 130 will not have an effect on the financial position or results of operations of the Company. SFAS No. 131 may require the Company to provide information about the segments of its business based upon internal information used to make operating decisions. The Company is currently evaluating its operations to determine the effect of the adoption of this statement, but has not yet completed its evaluation.

In March 1998, the Accounting Standards Executive Committee ("ASEC") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which will become effective during fiscal year 2000. The Company is currently evaluating this SOP and does not expect its adoption to have a material impact on the Company's financial statements. In April 1998, the ASEC issued SOP 98-5, "Reporting on the Costs of Start-up Activities", which will become effective during fiscal year 2000. The Company has determined that the adoption of this SOP will have no impact as the Company currently expenses all costs associated with entering new markets and establishing new licensees.

YEAR 2000

The Company has conducted a review of its computer systems to identify those areas that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve the issue. The Company is currently implementing new accounting and custom software as well as new computer network systems which have been designed by the vendors to properly process transactions which could be impacted by the "Year 2000" problem. The Company believes that with certain modifications to LoJack System components, the "Year 2000" problem will not pose significant operational problems and costs to complete this process are not anticipated to be material to its financial position or results of operation in any given year.

INTERNATIONAL OPERATIONS

In fiscal 1998 the Company derived 19% of its consolidated revenues from the international operations of its foreign licensees, with sales concentrations in certain countries. At the end of fiscal 1998, the Company's licensee in Argentina, which represented 4% of consolidated revenues during the year, started to experience financial difficulties. The Company believes that prospects for sales and market opportunities in Argentina remain strong. The Company will closely monitor the activities of this licensee as well as other foreign licensees. The Company generally sells to foreign licensees through cash prepayments, letters of credit, and bonded warehouse arrangements, which assure payment for its products. However, matters affecting the operations or financial condition of the Company's foreign licensees, many of which are beyond the control of the Company, may affect the timing of licensing arrangements or orders of LoJack's products by such licensees.

CAUTIONARY STATEMENTS

The Private Securities Litigation Reform Act of 1995 contains certain safe harbors regarding forward-looking statements. From time to time, information provided by the Company or statements made by its employees may contain "for-ward-looking" information which involve risk and uncertainties. Any statements in this report that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of the Company's market and customers, the Company's objectives and plans for future operations and the Company's expected liquidity and capital resources). Such forward-looking statements are based on a number of assumptions and involve a number of risks and uncertainties, and accordingly, actual results could differ materially. Factors that may cause such differences include, but are not limited to: the continued and future acceptance of the Company's products and services, the rate of growth in the industries of the Company's customers; the presence of competitors with greater technical, marketing and financial resources; the Company's ability to promptly and effectively respond to technological change to meet evolving customer needs; capacity and supply constraints or difficulties; and the Company's ability to successfully integrate new operations. For a further discussion of these and other significant factors to consider in connection with forward-looking statements concerning the Company, reference is made to Exhibit 99 of the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1996.

LOJACK CORPORATION

CONSOLIDATED BALANCE SHEETS
FEBRUARY 28, 1998 AND 1997

 ASSETS                                                        1998                 1997
  CURRENT ASSETS:
    Cash and equivalents ................................  $  5,498,348         $ 14,671,700
    Short-term investment ...............................     1,400,000            1,600,000
    Accounts receivable - net ...........................     8,073,981            7,430,491
    Inventories .........................................     4,883,038            3,745,473
    Vendor deposit ......................................     1,432,000
    Prepaid expenses and other ..........................       132,154              153,812
    Deferred income taxes ...............................     1,195,881            1,525,010
                                                           ------------         ------------
      Total current assets ..............................    22,615,402           29,126,486
  PROPERTY AND EQUIPMENT - Net ..........................     9,763,720            8,722,950
  OTHER ASSETS - Net ....................................       281,786              315,707
                                                           ------------         ------------
  TOTAL .................................................  $ 32,660,908         $ 38,165,143
                                                           ============         ============
LIABILITIES AND STOCKHOLDERS' EQUITY
  CURRENT LIABILITIES:
    Current portion of capital
      lease obligations .................................  $    746,304         $    693,553
    Accounts payable ....................................     2,578,348            2,842,186
    Accrued and other liabilities .......................     1,016,345              847,984
    Deposits ............................................       379,421              749,020
    Current portion of deferred revenue .................     1,213,693              985,301
    Accrued compensation ................................     1,057,895              837,953
    Accrued taxes .......................................       136,993              287,473
                                                           ------------         ------------
      Total current liabilities .........................     7,128,999            7,243,470
                                                           ------------         ------------
  DEFERRED REVENUE ......................................     2,676,351            2,149,524
                                                           ------------         ------------
  DEFERRED INCOME TAXES .................................       560,148              770,143
                                                           ------------         ------------
  CAPITAL LEASE OBLIGATIONS .............................       792,926              781,817
                                                           ------------         ------------
  COMMITMENTS AND CONTINGENCIES
  STOCKHOLDERS' EQUITY:
    Common stock - $.01 par value; authorized,
      35,000,000 shares; issued
      22,250,381 and 21,985,091 shares at February 28,
      1998 and 1997, respectively .......................       222,504              219,851
    Additional paid-in capital ..........................    59,493,808           57,539,986
    Retained earnings (deficit) .........................     5,550,998           (4,335,990)
    Treasury stock, at cost, 3,971,500 and 2,569,500
      shares of common stock at February 28, 1998
      and 1997, respectively ............................   (43,764,826)         (26,203,658)
                                                           ------------         ------------
      Total stockholders' equity ........................    21,502,484           27,220,189
                                                           ------------         ------------
  TOTAL .................................................  $ 32,660,908         $ 38,165,143
                                                           ============         ============

See notes to consolidated financial statements.

LOJACK CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED FEBRUARY 28, 1998, 1997 AND FEBRUARY 29, 1996

                                                    1998            1997            1996
REVENUES .....................................  $ 74,502,318    $ 61,664,501    $ 52,516,359
COST OF GOODS SOLD ...........................    32,777,929      27,703,963      23,966,360
                                                ------------    ------------    ------------
GROSS MARGIN .................................    41,724,389      33,960,538      28,549,999
                                                ------------    ------------    ------------
COSTS AND EXPENSES:
  System costs and research and development...     1,182,988       1,316,832       1,263,492
  Marketing ..................................    15,901,693      12,943,309      11,211,501
  General and administrative .................     7,319,715       6,283,731       5,574,757
  Depreciation and amortization ..............     1,800,163       1,496,406       1,894,933
                                                ------------    ------------    ------------
    Total ....................................    26,204,559      22,040,278      19,944,683
                                                ------------    ------------    ------------

OPERATING INCOME .............................    15,519,830      11,920,260       8,605,316
                                                ------------    ------------    ------------
OTHER INCOME (EXPENSE):
  Interest expense ...........................      (210,784)       (153,517)       (166,748)
  Interest income ............................       787,636       1,571,867       1,526,440
  Other income ...............................       108,306          65,588          82,028
                                                ------------    ------------    ------------
    Total ....................................       685,158       1,483,938       1,441,720
                                                ------------    ------------    ------------
INCOME BEFORE PROVISION
FOR INCOME TAXES .............................    16,204,988      13,404,198      10,047,036
INCOME TAX PROVISION (BENEFIT) ...............     6,318,000       5,224,000      (1,931,000)
                                                ------------    ------------    ------------
NET INCOME ...................................  $  9,886,988    $  8,180,198    $ 11,978,036
                                                ============    ============    ============
EARNINGS PER SHARE:
  BASIC ......................................  $       0.52    $       0.39    $       0.56
                                                ============    ============    ============
  DILUTED ....................................  $       0.48    $       0.36    $       0.51
                                                ============    ============    ============
WEIGHTED AVERAGE SHARES:
  BASIC ......................................    18,934,414      21,176,205      21,544,346
                                                ============    ============    ============
  DILUTED ....................................    20,579,884      22,569,179      23,284,684
                                                ============    ============    ============

See notes to consolidated  financial statements.

LOJACK CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED FEBRUARY 28, 1998, 1997 AND FEBRUARY 29, 1996


                                        Common Stock       Additional    Retained         Treasury Stock
                                    Number of                Paid-in     Earnings        Number of
                                      Shares     Amount      Capital     (Deficit)         Shares   Amount          Total
                                      ------     ------      -------     ---------         ------   ------          -----
BALANCE, MARCH 1, 1995 ...........  21,252,610  $212,527   $53,046,416   $(24,494,224)                               $28,764,719

  Issuance of common stock:
    Exercise of stock options ....     600,550     6,005     1,676,844                                                 1,682,849
    Conversion of subordinated
      debentures .................      23,506       235        99,765                                                   100,000
  Repurchase of common stock .....                                                          90,000  $   (847,500)       (847,500)
  Tax benefit of employee stock
    option exercises .............                           2,049,364                                                 2,049,364
  Net income .....................                                         11,978,036                                 11,978,036
                                    ----------  --------   -----------   -------------   ---------  -------------   ------------
BALANCE, FEBRUARY 29, 1996 .......  21,876,666   218,767    56,872,389    (12,516,188)      90,000      (847,500)     43,727,468
  Exercise of stock options ......     108,425     1,084       402,397                                                   403,481
  Repurchase of common stock .....                                                       2,479,500   (25,356,158)    (25,356,158)
  Tax benefit of employee stock
    option exercises .............                             265,200                                                   265,200
  Net income .....................                                          8,180,198                                  8,180,198
                                    ----------  --------   -----------   -------------   ---------  -------------   ------------

BALANCE, FEBRUARY 28, 1997 .......  21,985,091   219,851    57,539,986     (4,335,990)   2,569,500   (26,203,658)     27,220,189
  Exercise of stock options ......     265,290     2,653     1,017,684                                                 1,020,337
  Repurchase of common stock .....                                                       1,402,000   (17,561,168)    (17,561,168)
  Tax benefit of employee stock
    option exercises .............                             936,138                                                   936,138
  Net income .....................                                          9,886,988                                  9,886,988
                                    ----------  --------   -----------   -------------   ---------  -------------   ------------

BALANCE, FEBRUARY 28, 1998 .......  22,250,381  $222,504   $59,493,808   $  5,550,998    3,971,500  $(43,764,826)    $21,502,484
                                    ==========  ========   ===========   =============   =========  =============   ============

See notes to consolidated financial statements.

LOJACK CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED FEBRUARY 28, 1998, 1997 AND FEBRUARY 29, 1996

                                                                 1998                1997               1996
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                $  9,886,988        $  8,180,198        $ 11,978,036
                                                            ------------        ------------        ------------
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization                              2,777,636           2,425,794           2,730,173
    Provision for doubtful accounts                              217,139             223,384             237,724
    Deferred income taxes                                        119,000           3,948,000          (2,654,000)
    Increase (decrease) in cash from changes in
      assets and liabilities:
       Accounts receivable                                      (860,629)         (1,779,957)         (1,853,087)
       Inventories                                            (1,137,565)           (965,057)           (934,663)
       Vendor deposit                                         (1,432,000)
       Prepaid expenses and other                                 21,658             (70,268)            (19,573)
       Other assets                                               (9,627)            (11,053)              1,778
       Accounts payable                                         (263,838)            279,264              14,111
       Accrued and other liabilities                             804,496            (133,408)            893,539
       Deferred revenue                                          755,218             782,265             750,371
                                                            ------------        ------------        ------------
         Total adjustments                                       991,488           4,698,964            (833,627)
                                                            ------------        ------------        ------------
         Net cash provided by operating activities            10,878,476          12,879,162          11,144,409
                                                            ------------        ------------        ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Expenditures for property and equipment - net               (2,672,857)         (2,277,443)           (999,567)
  Maturity (purchase) of short-term investment                   200,000          (1,600,000)
                                                            ------------        ------------        ------------
    Net cash used for investing activities                    (2,472,857)         (3,877,443)           (999,567)
                                                            ------------        ------------        ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of common stock                                     1,020,337             403,481           1,682,849
  Repayment of capital lease obligations                      (1,038,140)         (1,008,005)         (1,015,436)
  Repurchase of common stock                                 (17,561,168)        (25,356,158)           (847,500)
                                                            ------------        ------------        ------------
    Net cash used for financing activities                   (17,578,971)        (25,960,682)           (180,087)
                                                            ------------        ------------        ------------

(DECREASE) INCREASE  IN CASH AND EQUIVALENTS                  (9,173,352)        (16,958,963)          9,964,755

BEGINNING CASH AND EQUIVALENTS                                14,671,700          31,630,663          21,665,908
                                                            ------------        ------------        ------------
ENDING CASH AND EQUIVALENTS                                 $  5,498,348        $ 14,671,700        $ 31,630,663
                                                            ============        ============        ============

See notes to consolidated financial statements.

LOJACK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED FEBRUARY 28, 1998, 1997 AND FEBRUARY 29, 1996

1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company - LoJack Corporation and subsidiaries ("LoJack" or the "Company") market and license for use components of the LoJack System (the "LoJack System") and related products, a unique proprietary system for tracking, locating and recovering stolen vehicles.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year - The Company's February 1998, 1997, and 1996 fiscal years ended on February 28, 1998, February 28, 1997, and February 29, 1996, respectively.

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

Revenue Recognition - Sales of the LoJack Unit and related products are recognized upon installation by the Company. Revenues from the sales of products and components of the LoJack System to licensees are recognized upon shipment to the licensee.

Nonrefundable fees received in connection with the granting of licenses to implement and operate components of the LoJack System are generally recognized upon receipt of the fees or, in the case of deposits, once they become nonrefundable. Such revenues aggregated approximately $2,821,000, $1,168,000, and $932,000 for the fiscal years ended February 1998, 1997, and 1996, respectively. LoJack's sole obligation in connection with the granting of licenses is to provide technical assistance on a fee-for-service basis.

Revenues from sales of extended warranties are amortized over the estimated term of the warranties (five years). Revenues from extended warranty sales expected to be realized beyond one year are classified as long-term liabilities. Costs directly related to the sales of such warranties are deferred and charged to expense proportionately as the revenues are recognized. Such revenues aggregated approximately $1,181,000, $855,000 and $570,000 for the fiscal years ended February 1998, 1997 and 1996, respectively. The related warranty costs are recognized when incurred.

Research and Development - Costs for research and development of components of the LoJack System are expensed as incurred. Such costs aggregated approximately $244,000, $518,000 and $516,000, for the fiscal years ended February 1998, 1997 and 1996, respectively.

Certain Concentrations - The Company has subcontracted one supplier to manufacture certain LoJack System components (including police tracking computers) as well as to perform certain research and development. The Company also has subcontracted the manufacturing of the LoJack Unit with one vendor and at February 28, 1998 has $1,432,000 of a deposit with such vendor for inventory to be purchased during fiscal 1999. The Company believes that other suppliers have the capability to perform these services, but that changing suppliers may cause delays and additional costs to the Company.

Cash Equivalents - Cash equivalents include short-term, highly liquid investments purchased with remaining maturities of three months or less. These cash equivalents consist of high quality securities purchased through major banks. Management routinely assesses the financial strength of the banks and, as of February 28, 1998, believes it had no significant exposure to credit risks.

Short-Term Investment - Short-term investment consists of a floating rate demand security with a remaining maturity of greater than three months at the time the investment was acquired by the Company. The Company has a continuous option to have the security redeemed at par value at any seven day interval and is classified as an available-for-sale security in accordance with SFAS No. 115, "Accounting for Certain Investments, Debt, and Equity Securities".

LOJACK CORPORATION

Accounts Receivable - The allowance for doubtful accounts was approximately $579,000 and $553,000 as of the end of February 1998 and 1997, respectively. Domestic accounts receivable are principally due from new and used automobile dealers that are geographically dispersed in various states. International receivables are primarily secured by letters of credit and are related to fees, sales of product, and royalties pursuant to licensing agreements.

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

Fair Value of Financial Instruments - The Company's financial instruments consist of cash and equivalents, short term investment, accounts receivable, accounts payable, deposits, accrued liabilities, and capital lease obligations. The fair value of these financial instruments at the end of February 1998 and 1997 approximate their carrying values. The Company also holds an option exercisable through March 1998 to purchase up to 5% of the outstanding common stock of its United Kingdom licensee. The consideration paid for the option at the date it was received was nominal, and, accordingly, no amounts were recorded in the historical consolidated financial statements. The option is not considered an exchange traded option, and therefore, the option has continued to be carried at cost. At February 28, 1998 and 1997 the fair market value of the stock of the licensee, using exchange rates on such dates, exceeded the aggregate exercise price of the option by approximately $1,504,000 and $1,135,000, respectively.

Product Warranty Costs - Anticipated costs related to standard product warranties are charged against income at the time of the sale of the related products.

Income Taxes - The Company accounts for income taxes under Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes". SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the Company's financial statements or tax returns. Deferred tax liabilities and assets are determined based upon the difference between the financial statement carrying amounts and tax basis of existing assets and liabilities, using enacted tax rates in effect in the year(s) in which the differences are expected to reverse.

Accounting for Stock-Based Compensation - The Company accounts for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25.

Earnings Per Share - In fiscal 1998 the Company adopted the provisions of SFAS No. 128, "Earnings Per Share". SFAS No. 128 replaces the presentation of primary earnings per share with basic earnings per share, which excludes dilution, and requires the dual presentation of basic and diluted earnings per share. Prior to fiscal 1998, the Company computed earnings per share using the method outlined in APB No. 15. Earnings per share previously reported using the provisions of APB No. 15 in 1997 and 1996 were $0.36 and $0.51 per share, respectively. All prior periods have been restated to conform to the provisions of SFAS No. 128.

Basic income per common share is computed using the weighted average number of common shares outstanding during each year. Diluted income per common share reflects the effect of the Company's outstanding options (using the treasury stock method), except where such options would be antidilutive.

A reconciliation of weighted average shares used for the basic and diluted computations is as follows:

                                          1998        1997        1996

Weighted average shares for basic      18,934,414  21,176,205  21,544,346
Dilutive effect of stock options        1,645,470   1,392,974   1,740,338
                                       ----------  ----------  ----------
Weighted average shares for diluted    20,579,884  22,569,179  23,284,684
                                       ==========  ==========  ==========

New Accounting Pronouncements - In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which the Company will be required to adopt in its fiscal 1999 financial statements. The adoption of SFAS No. 130 will not have an effect on reported results of consolidated operations or financial position. SFAS No. 131 may require the Company to provide information about the segments of its business based upon internal information used to make operating decisions. The Company is currently evaluating its operations to determine the effect of the adoption of this statement but has not yet completed its evaluation.

In March 1998, the Accounting Standards Executive Committee ("ASEC") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which will become effective during fiscal year 2000. The Company is currently evaluating this SOP and does not expect its adoption to have a material impact on the Company's consolidated financial statements. In April 1998, the ASEC issued SOP 98-5, "Reporting on the Costs of Start-up Activities", which will become effective during fiscal year 2000. The Company has determined that the adoption of this SOP will have no impact as the Company currently expenses all costs associated with entering new markets and establishing new licensees.

Supplemental Disclosures of Cash Flow Information - Cash payments for interest aggregated approximately $211,000, $154,000 and $168,000 for the fiscal years ended February 1998, 1997 and 1996, respectively. Cash payments for income taxes for the fiscal years ended February 1998, 1997 and 1996 were approximately $5,371,000, $1,064,000 and $418,000, respectively.

Supplemental Disclosures of Noncash Investing and Financing Activities - Capital lease obligations aggregating approximately $1,102,000, $1,168,000 and $879,000 were incurred when the Company entered into lease agreements for new vehicles during the fiscal years ended February 1998, 1997 and 1996, respectively.

LOJACK CORPORATION

Reclassifications - Certain 1997 and 1996 amounts have been reclassified to conform to the 1998 presentation.

2.  PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of the end of February:

                                     1998           1997

LoJack System components         $ 15,932,768   $ 13,489,289
Equipment, furniture,
  and fixtures                      3,803,591      3,281,973
Vehicles                            4,552,134      3,985,963
                                   ----------     ----------
     Total                         24,288,493     20,757,225
Less accumulated depreciation
  and amortization                (16,110,570)   (14,032,945)
                                   ----------     ----------
     Total                          8,177,923      6,724,280
LoJack System components
  not yet in service                1,585,797      1,998,670
                                   ----------     ----------
Property and equipment
   - net                         $  9,763,720   $  8,722,950
                                   ==========     ==========

Total additions to property and equipment, including those relating to capital lease obligations, aggregated approximately $3,775,000, $3,567,000 and $2,158,000 for the fiscal years ended February 1998, 1997 and 1996, respectively.

LoJack System components not yet in service consist primarily of certain components relating to the operation of the LoJack System. Such components at the end of February 1998 are expected to be placed into service during the year ended February 28, 1999.

3.  OTHER ASSETS

Other assets-net consisted of the following as of the end of February:

                                   1998       1997
Engineering deposits             $110,000   $110,000
Deferred contract costs            90,537    122,229
Other (principally deposits)       81,249     83,478
                                 --------   --------
Total                            $281,786   $315,707
                                 ========   ========

Accumulated amortization aggregated approximately $333,000 and $289,000 as of the end of February 1998 and 1997, respectively.

4.  LINE-OF-CREDIT AND CAPITAL LEASE OBLIGATIONS

Line-of-Credit - The Company has an unsecured line-of-credit agreement with a bank which provides for borrowings up to a maximum of $7,500,000. This facility permits borrowings and repayments through June 1, 1999, at which time the line-of-credit converts to a term loan which requires quarterly installments of principal commencing on August 31, 1999 and ending on May 31, 2004. Outstanding borrowings under the line-of-credit bear annual interest, payable monthly, at the bank's base rate. No borrowings were outstanding under the line-of-credit as of the end of February l998 and 1997.

The line-of-credit agreement generally contains limitations on indebtedness, certain investments in equity securities and entity acquisitions; requires lender's approval of mergers; and prohibits disposition of assets other than in the normal course of business. Additionally, the Company is required to maintain certain financial performance measures including debt service coverage, leverage and profitability.

The payment of dividends and repurchase of the Company's common stock is permitted and is limited only to the extent such payments affect the Company's ability to meet the financial performance measures under the line-of-credit.

Capital Lease Obligations - The Company has entered into capital lease arrangements for certain vehicles. The cost of leased vehicles included in property and equipment was approximately $4,552,000 and $3,986,000, and the related accumulated amortization was approximately $2,769,000 and $2,326,000 as of the end of February 1998 and 1997, respectively. Amortization of such assets is included within depreciation and amortization expense in the accompanying consolidated statements of operations. At February 28, 1998, scheduled repayment requirements for capital lease obligations are as follows:


     1999                                  $  858,740
     2000                                     635,560
     2001                                     249,714
                                            ---------
     Total payments                         1,744,014
     Less amounts representing interest      (204,784)
                                            ---------
     Total principal                        1,539,230
     Less current portion                    (746,304)
                                            ---------
     Long-term portion                     $  792,926
                                            =========

5.  STOCKHOLDERS' EQUITY

Common Stock- As of February 28, 1998, the Company has 35,000,000 authorized shares of $.01 par value common stock, of which 18,278,881 are outstanding and 3,685,120 shares are reserved for the exercise of stock options.

Preferred Stock - The Company has 10,000,000 authorized shares of $.01 par value Series A Preferred Stock. There were no shares outstanding at February 28, 1998 and 1997.

Stock Options - The Company's Incentive Stock Option Plan ("the Option Plan"), as amended, provides for the issuance of incentive stock options to employees, senior management ("Management Options") and non-employee directors ("Directors Options") to purchase an aggregate of 4,274,135 shares of common stock. The Company has, from time to time, also granted nonqualified options to key employees, officers and directors, of which 114,000 remain outstanding. The incentive and nonqualified options are granted at exercise prices equal to the fair market value of the common stock on the date of grant. Options generally become exercisable over periods of two to five years and expire ten years from the date of the grant. Selected information regarding the options under the Option Plan as of February 28, 1998 is as follows:

                                                                              Available
                                        Authorized                               for
                                           for                                  Future
                                          Grant           Outstanding           Grant
Incentive stock options                   650,000            260,240            150,620
Management options                      3,414,135          2,506,500            443,760
Directors options                         210,000            162,000             48,000
Nonqualified options                      114,000            114,000
                                        ---------          ---------           --------
                                        4,388,135          3,042,740            642,380
                                        =========          =========           ========

The following table presents activity of all stock options:

                                                               Weighted
                                         Number of             Average
                                          Options           Exercise Price
Outstanding at
  March 1, 1995                          2,842,600         $     3.76
     Granted                               524,475               8.72
     Exercised                            (600,550)              2.80
     Canceled                             (167,875)              6.78
                                         ---------          ---------
Outstanding at
  February 29, 1996                      2,598,650               4.79
     Granted                               391,350              12.25
     Exercised                            (108,425)              3.72
     Canceled                              (26,625)              7.80
                                         ---------          ---------
Outstanding at
  February 28, 1997                      2,854,950               5.84
    Granted                                457,050              10.15
    Exercised                             (265,290)              3.86
    Canceled                                (3,970)              9.38
                                         ---------          ---------
Outstanding at
  February 28, 1998                      3,042,740         $     6.64
                                         =========          =========

The following table sets forth information regarding options outstanding at February 28, 1998:

                                                                                         Weighted Average
                                                    Weighted Average                     Exercise Price for
  Number of   Range of Exercise   Weighted Average  Remaining Life     Number Currently  Currently
  Options     Prices              Exercise Price    (Years)            Exercisable       Exercisable
  952,900        $    2.00-2.38         $     2.01         4            952,900               $ 2.01
  363,300             4.53-4.94               4.92         5            351,200                 4.92
   42,500             5.31-5.97               5.84         3             42,500                 5.84
  382,970             6.88-7.63               7.47         6            360,090                 7.49
  393,870             8.38-9.00               8.43         7            282,810                 8.40
  539,700            9.13-10.13               9.77         9            134,050                 9.75
  332,500           12.38-12.88              12.84         8            178,750                12.81
   35,000                 15.00              15.00         9
---------        --------------         ----------      -------       ---------               ------
3,042,740        $2.00 - $15.00         $     6.64         5          2,302,300               $ 5.45
=========        ==============         ==========      =======       =========               ======

As described in Note 1, the Company has determined that it will continue to account for stock-based compensation for employees and directors under APB No. 25 and elect the disclosure alternative under SFAS No. 123. Had compensation expense for the Company's stock option plans been determined consistent with SFAS No. 123 for options granted subsequent to February 28, 1995, pro forma net income and earnings per share would have been as follows:


                                      1998         1997          1996

     Net income                     $7,814,345   $6,627,893   $11,328,626
     Basic earnings per share       $     0.41   $     0.31   $      0.53
     Diluted earnings per share     $     0.38   $     0.29   $      0.49

Options granted during fiscal 1998, 1997, and 1996, had a weighted average grant date fair value of $6.11, $8.47, and $5.58, respectively. The fair value of options on their grant date was measured using the Black/Scholes option pricing model. Key assumptions used to apply this pricing model were as follows:

                                                                1998             1997              1996
     Range of risk free interest rates                      6.22% - 6.69%    6.51% - 6.87%     5.81% - 7.06%
     Expected life of option grants                           9 years          9  years          9  years
     Range of expected volatility of underlying stock         38% - 39%        51% - 53%         44% - 51%


The Black/Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models to not necessarily provide a reliable measure of the fair value of its stock options.

Stock Repurchase Plan - During fiscal 1996, the Company's Board of Directors authorized a stock repurchase plan (the "Repurchase Plan"). The Repurchase Plan, as amended, authorizes the Company to purchase up to 5,200,000 shares of its outstanding common stock. As of February 28, 1998, the Company repurchased 3,971,500 shares for a total of $43,764,826.

LOJACK CORPORATION

6.  INCOME TAXES

The provision (benefit) for income taxes consisted of the following for the fiscal years ended February 1998, 1997 and 1996:

                                                 1998         1997         1996
        Current:
          Federal                            $4,901,000   $  873,000  $   200,000
          State                               1,228,000      337,000      523,000
          Foreign                                70,000       66,000
                                             ----------  -----------  -----------
        Total                                 6,199,000    1,276,000      723,000
                                             ==========  ===========  ===========

        Deferred:
          Federal                               150,000    3,762,000   (2,348,000)
          State                                 (31,000)     186,000     (306,000)
                                             ----------  -----------  -----------
        Total                                   119,000    3,948,000   (2,654,000)
                                             ----------  -----------  -----------
        Income tax provision (benefit)       $6,318,000  $ 5,224,000  $(1,931,000)
                                             ==========  ===========  ===========

The difference between the Company's effective income tax rate and the United States statutory rate is reconciled below:

                                                                     1998           1997           1996
        U.S. statutory rate                                          34.0  %        34.0  %        34.0  %
        State taxes, net of federal benefit                           5.0            5.0            5.2
        Utilization of net operating loss carryforwards                                           (19.3)
        Change in valuation allowance                                                             (38.9)
        Other, net                                                                                 (0.2)
                                                                    ------          ------        ------
        Effective tax rate                                           39.0  %        39.0  %       (19.2) %
                                                                    ======          ======        ======

The tax effects of the items comprising the Company's net deferred tax asset at the end of February 1998 and 1997 are as follows:

                                                                          1998                         1997
                                                                 Current      Long-term       Current       Long-term
     Deferred tax liability - differences between
      book and tax basis of property                                        $(1,630,688)                  $(1,608,458)

     Deferred tax assets:
     Reserves not currently deductible                       $   379,842                   $    99,028
     Income deferred for book purposes
        (primarily extended warranties)                          485,477      1,070,540        384,267        838,315
     Net operating loss carryforwards                            330,562                       371,293
     Tax credit carryforwards                                                                  670,422
                                                             -----------    -----------    -----------      ---------
     Deferred tax assets                                       1,195,881      1,070,540      1,525,010        838,315
                                                             -----------    -----------    -----------      ---------
     Net deferred tax assets (liability)                      $1,195,881    $  (560,148)   $ 1,525,010      $(770,143)
                                                             ===========    ===========    ===========      =========

The income tax provision for the year ended February 29, 1996 included a credit provision of approximately $2,654,000 related to the elimination of a valuation allowance for the deferred tax assets. Tax benefits that pertained to certain employee stock option exercises of approximately $936,000 and $265,000 were recorded to additional paid-in capital for the fiscal years ended February 1998 and 1997, respectively.

Recovery Systems, Inc. ("RSI"), a subsidiary of the Company, has available for tax purposes a net operating loss carryforward of approximately $699,000 at February 28, 1998. This loss may be used to offset future taxable income of RSI, if any, which may otherwise be subject to federal income tax, and expires in varying amounts through 2005. As a result of the acquisition of RSI by LoJack, the maximum amount of RSI carryforwards available in any one year will be limited under existing tax law. The Company currently believes recovery of amounts pursuant to this carryforward are more likely than not.

LOJACK CORPORATION

7.  COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments - The Company leases various facilities under operating leases whose terms expire from 1999 to 2003; the leases contain renewal options ranging from two to five years. Minimum annual lease payments are as follows:

      1999     $  930,500
      2000        705,500
      2001        342,800
      2002        125,200
      2003         19,300
               ----------
     Total     $2,123,300
               ==========

Rental expense under operating leases aggregated approximately $1,028,000, $844,000 and $786,000 for the fiscal years ended February 1998, 1997 and 1996, respectively.

8.  EMPLOYEE BENEFIT PLAN

The Company has a defined contribution 40l(k) plan covering substantially all full-time employees. Under the provisions of the plan, employees may contribute a portion of their compensation within certain limitations. The Company matches a percentage of employee contributions on a discretionary basis as determined by the Board of Directors. The Company's Board of Directors elected to match 50% of employee contributions in fiscal year 1998 and 40% in fiscal years 1997 and 1996, subject to certain limitations. Company contributions become fully vested after five years of continuous service. Company contributions related to the plan were $126,000, $139,000 and $133,000 for the fiscal years ended February 1998, 1997 and 1996, respectively.

9.  EXPORT SALES

Export revenues relate to product sales to and licensing revenues from unaffiliated licensees in foreign countries. A summary of such revenues is as follows:

                                 1998         1997         1996
          Export Revenues:
          Europe              $ 1,841,000   $  871,000   $1,589,000
          South America         7,401,000    3,131,000    2,391,000
          Asia                  1,296,000    2,324,000      236,000
          Africa                3,291,000    3,372,000      217,000
                              -----------   ----------   ----------
          Total               $13,829,000   $9,698,000   $4,433,000
                              ===========   ==========   ==========

10.  SUBSEQUENT EVENTS

As described in Note 1, the Company has been granted an option, exercisable through March 1998, to purchase up to 5% of the outstanding common stock of its United Kingdom licensee. On March 12, 1998, the Company exercised its option and purchased 292,507 shares for an aggregate exercise price of approximately $1,259,000. The Company subsequently sold 150,000 shares of its investment in the licensee and recognized a pre-tax gain of approximately $1,100,000.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF LOJACK CORPORATION:

We have audited the accompanying consolidated balance sheets of LoJack Corporation and subsidiaries as of February 28, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended February 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of LoJack Corporation and subsidiaries as of February 28, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 1998 in conformity with generally accepted accounting principles.


/s/  Deloitte & Touche LLP
--------------------------

Boston, Massachusetts
April 24, 1998

CORPORATE DATA

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

Harvey Rosenthal
Retired;
Formerly President and Chief Executive Officer
Melville Corporation

Harold W. Shad, III
President and Chief Executive Officer
Mike Shad Ford

Larry C. Renfro
Chief Executive Officer
LCR Financial Group, Inc.

Lee T. Sprague
Private Investor

Thomas A. Wooters
Clerk

REGISTRAR AND TRANSFER AGENT

American Stock Transfer
& Trust Company
New York, New York

SECURITIES LISTINGS

NASDAQ: National Market Systems-"LOJN"

ANNUAL MEETING

10:00 a.m.
July 15, 1998
Sheraton Tara Hotel
Braintree, Massachusetts

FORM 10-K AVAILABILITY

The Company's annual report filed
with the Securities and Exchange
Commission on Form 10-K is available
without charge upon written request to:

     Investor Relations
     LoJack Corporation
     Norfolk Place
     333 Elm Street
     Dedham, Massachusetts 02026
     781.326.4700

CORPORATE COUNSEL

Peabody & Arnold
Boston, Massachusetts

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Boston, Massachusetts

INVESTOR RELATIONS

Swanson Communications
New York, New York
212.683.4890