Form 10-K, Exhibit 13
period 1999-02-28
LOJACK CORP
filed 1999-05-28
CIK 355777

                         [LOGO OF LOJACK APPEARS HERE]



                                                   [LOGO OF LOJACK APPEARS HERE]

                                                              1999 ANNUAL REPORT

--------------------------------------------------------------------------------
                                                                 Company Profile
--------------------------------------------------------------------------------

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

     The LoJack System is currently operational in the following states:
Arizona, California, Connecticut, Delaware, District of Columbia, Florida, Georgia, Illinois, Maryland, Massachusetts, Michigan, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, Texas, and Virginia.

     International licensees are operating stolen vehicle recovery systems using LoJack's technology in the following countries: Argentina, Colombia, Ecuador, Germany, Greece, Hong Kong, Kenya, Korea, Mexico, Nigeria, Panama, Poland, Russia, South Africa, Trinidad and Tobago, United Kingdom and Venezuela.

Market for Registrant's Common Equity and Related Stockholder Matters

     LoJack's Common Stock is traded on the NASDAQ National Market under the symbol LOJN.

     The following table sets forth the range of the high and low bid information for the Common Stock of LoJack for the fiscal periods indicated, as reported by NASDAQ. This information reflects inter-dealer prices, without retail mark-up, markdowns or commission and may not necessarily reflect actual transactions. LoJack's fiscal year ends the last day of February.

                                  High     Low
             Fiscal 1998
               First Quarter    $12 7/8   $ 9 5/8
               Second Quarter    17 1/2    11 5/8
               Third Quarter     18 7/8    12 3/4
               Fourth Quarter    15 5/8    12
             Fiscal 1999
               First Quarter     14 5/8    12
               Second Quarter    14 1/8    11 1/4
               Third Quarter     11 3/4    8
               Fourth Quarter    12 1/3    8 7/8

     On May 10, 1999, there were 3,400 record holders of the Company's Common Stock. The Company believes the actual number of beneficial owners of the Common Stock is approximately 14,000 because a large number of the shares of the Company's Common Stock are held in custodial or nominee accounts for the benefit of persons other than the record holder.

     LoJack has never paid a dividend, and at the present time, the Company expects that future earnings will be retained for use in its business or to repurchase shares of its Common Stock. The Company's loan agreement with a bank permits the payment of dividends so long as such payment does not cause noncompliance with certain loan covenants.

--------------------------------------------------------------------------------
Letter to Shareholders
--------------------------------------------------------------------------------

[PHOTO OF MICHAEL DALEY APPEARS HERE]

C. Michael Daley
Chairman and Chief Executive Officer

Each year it is my pleasure to report to you on the progress of the company, and to highlight our growth and potential for the future. I believe that the progress we have made this year has set the stage for not only a very good fiscal 2000, but for growth and prosperity well into the 21st Century.

     We can all be proud of the record compiled by the LoJack technology, the only stolen vehicle recovery system utilized by law enforcement agencies in this country. Recently, law enforcement using the LoJack technology in the United States recovered the 30,000th LoJack equipped vehicle. In our international markets many thousand more vehicles have been recovered using our system. The LoJack System is a significant deterrent, and tool, for law enforcement in their battle against auto theft. The public's awareness of our reputation is based on LoJack's proven record, and the LoJack brand name is well established and growing in the consumer security market.

Highlights of Fiscal 1999

     Revenues for the year ended February 28, 1999 were $83,210,000, an increase of $8,708,000, or 12%, over revenues of $74,502,000 a year ago. Net income for the year ended February 28, 1999 was $11,008,000, or $.57 per diluted share, increases of 11% and 19%, respectively, over net income of $9,887,000, or $.48 per diluted share, for the same period a year ago. Net income for the year ended February 28, 1999 included a gain on the sale of marketable securities which accounted for $.03 per diluted share, after taxes.

     The increase in annual revenues reflects an $11,663,000, or 19%, increase in domestic revenues and a $2,955,000, or 21%, decrease in revenues from product sales and licensing fees pursuant to international licensing agreements.

     For the year, gross margins were down slightly to 55% from 56% a year earlier. Domestic gross margin remained constant for the period at 56% while international gross margin decreased to 48% for fiscal 1999 from 56% a year earlier.

     We continue to achieve strong revenue growth in our domestic operations as the result of sales and marketing improvements in our existing markets, and the addition of new markets to the Network including New Hampshire, Arizona, and the expansion of the Texas coverage area to include Houston/Galveston. The number of LoJack Units sold increased by 23% in fiscal 1999 over fiscal 1998. Several of our established markets continued to record double-digit revenue growth during the year which, we believe, is the result of our strategy to increase the number of dealers regularly selling our products, as well as our efforts to capitalize on established dealer relationships by increasing the penetration of LoJack sales within these dealerships.

     International revenues did not meet our expectations for fiscal 1999 as previously noted, primarily because of the economic downturn in a number of our Asian and South American markets, and lower license fee revenues during the period. However, our South African and United Kingdom licensees, and many of our smaller international markets, continued to show improvement. In addition, we extended the LoJack International Network to include Poland, Nigeria, Mexico and Germany during the year. In fiscal 2000 we expect reasonable revenue growth in this sector. In the future we expect further growth as economic conditions improve in the Asian and South American markets and from the continued addition of new licensees.

     We have been disappointed in the recent performance of our share price. While this can be attributed in large part to the overall performance of so-called small cap stocks, we believe that we are taking appropriate, proactive steps to maximize our value.

     At current price levels, we will continue to repurchase shares pursuant to our share buyback program. We believe this represents an excellent long-term investment for the company. During fiscal 1999 we increased our total purchases under this program to 4,736,600 shares. The Board of Directors has recently voted to increase the total number of shares under this program by an additional 1,000,000 shares.

Fiscal 2000 Objectives

     Over the next several years, we estimate that we will sustain an annual revenue growth of 15%-20% and earnings growth of 20%-25%. Based upon our historic cash flow, long-term asset value and highly leverageable operating cost structure, we expect that our prospective return on investment will be in excess of 25%. Our balance sheet continues to have a strong cash position and little debt.

     There are a number of factors that support LoJack's optimism regarding our future growth and profitability. We have a proprietary technology which is the only one used by law enforcement agencies and which is operated in major population centers across the United States. Through many years of advertising and news coverage, we have gained strong brand name recognition not only in the U.S., but also in many foreign countries. Because LoJack has created a marketplace for stolen vehicle recovery technology which had not previously existed, we possess unique marketing know-how, and a new car dealer distribution network serviced by the largest automotive aftermarket sales force in the country. This distribution channel is complemented by our own nationwide installation organization, which installs and services our products.

Domestic Operations

     In our domestic operations, our target for annualized domestic growth in the number of LoJack Units sold is 15%-20%. The number of LoJack Units sold increased by 23% in fiscal 1999, compared to a year earlier. LoJack's fixed cost base produces pre-tax profit of approximately 50% on each incremental LoJack Unit sale. As a result, domestic net profit contribution is expected to grow at a higher rate than revenues from LoJack Unit sales.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     The seventeen states (plus Washington, D.C.) that comprise LoJack's current domestic market represent seven million new car and light truck sales (excluding rental, fleet and commercial vehicles) annually, or 60% of annual sales in the United States. Projected near term expansions to domestic markets have the potential to add one million new car and light truck sales to the LoJack coverage area. Some of these new markets have become attractive to LoJack because we have improved our technology to reduce significantly the capital cost to equip a new market with our System. Furthermore, the company now has the ability to service new markets utilizing existing market resources without substantially increasing overhead. We believe that our ability to improve market share at low cost enhances our future profit potential. Such expansion represents a significant opportunity for LoJack to increase its annual Unit sales and to further expand the LoJack System's coverage geographically, which is an important consideration to the fleet, commercial and construction companies whose business routinely takes them throughout the country.

     The company has launched an aggressive multi-media advertising campaign for fiscal 2000 which includes the addition of national cable television and automotive magazine advertising as well as our traditional radio advertising format. It is our belief that this advertising campaign will support our dealer and direct sales network with stronger brand and consumer awareness. It will also serve to spread the LoJack message to parts of the country that we plan for future expansion.

     LoJack's current market penetration of annual new vehicle sales in our coverage areas is 5%. Our target is to reach 10% over the next several years. In order to achieve this goal, the company has stepped-up its commitment of resources to the sales and marketing efforts with additional sales personnel and training, as well as increasing our visibility through our new multi-media advertising campaign. These initiatives should increase the number of dealers participating as well as increase sales within existing participating dealerships. In addition, it also should improve our efforts to market our product in the fleet, commercial, and construction markets.

International Operations

     We presently have licensees operating in eighteen countries, including our newest systems in Nigeria, Germany, Poland and Mexico. We have agreements in place for expansion to other countries in fiscal 2000 and preliminary negotiations are in progress with licensees for several additional countries. Although revenues generated by LoJack from certain of these licensees may be adversely affected in the short-term by economic and political factors, as evidenced by the financial crises over the past year in Asia, Russia, and some Latin American countries, international acceptance of the LoJack product continues to be strong and we are optimistic about our long-term revenue growth in this area. As the number of countries "online" continues to increase, international revenues are expected to grow in the range of 15-20% per year beginning in fiscal 2000.

Future Strategies

     We are presently reviewing options, and developing a strategic initiative to capitalize on the many strengths we possess as an organization: our proprietary technology, strong brand awareness, strong aftermarket distribution network and unique installation capabilities. Mindful of these strengths, and the proven success of the LoJack Stolen Vehicle Recovery Network in this country, we have set a priority to explore opportunities for new product introductions over the next several years in the area of vehicle security, convenience and personal safety.

     As part of this process, we also are evaluating the establishment of strategic alliances to facilitate the sale of LoJack's existing stolen vehicle recovery system as well as any new products we are considering for introduction through alternative sources of distribution. Our review of such opportunities indicates that other manufacturers of in-vehicle electronics believe that LoJack's core competencies could be utilized for their products. Over the next 12 months, the company will strongly consider initiating such alliances.

     In closing, I remain very optimistic about the future for LoJack Corporation. We continue to record solid revenue and profit growth, the Company has the strongest sales and installation team in our history, prospects for expansion of coverage areas continue to be excellent, and our balance sheet and core competencies as a company afford us the opportunity to undertake new initiatives which we feel will ensure future growth and profitability. I am particularly proud and pleased to be associated with so many committed and dedicated employees who make up your company. On behalf of the officers and directors of the company, we express our gratitude to them all for their many contributions to our success. We know with their continued commitment and enthusiasm we have a very bright future.

Yours truly,

/s/ C. Michael Daley

C. Michael Daley
Chairman and Chief Executive Officer
May 27, 1999

--------------------------------------------------------------------------------
Selected Financial Data
--------------------------------------------------------------------------------

The following tables set forth selected consolidated financial data of the Company for the periods indicated. The selected consolidated financial data for and as of the end of the years in the five year period ended February 28, 1999 are derived from the consolidated financial statements of the Company which have been audited by Deloitte & Touche LLP, independent auditors. The selected quarterly financial data has not been audited. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes appearing elsewhere in this report.


                                                               YEARS ENDED
                                   FEBRUARY 28,  FEBRUARY 28,  FEBRUARY 28,  FEBRUARY 29,  FEBRUARY 28,
                                      1999           1998          1997          1996         1995

STATEMENTS OF OPERATIONS DATA (in thousands, except per share information):
Revenues                            $ 83,210      $ 74,502       $ 61,665     $ 52,516     $ 41,658
Costs of goods sold                   37,565        32,778         27,704       23,966       20,840
                                    --------      --------       --------     --------     --------
Gross margin                          45,645        41,724         33,961       28,550       20,818
Costs and expenses                    29,159        26,204         22,041       19,945       17,250
                                    --------      --------       --------     --------     --------
Operating income                      16,486        15,520         11,920        8,605        3,568
Interest income (expense) and
  other-net                            1,563           685          1,484        1,442          565
                                    --------      --------       --------     --------     --------
Income before provision (benefit)
  for income taxes                    18,049        16,205         13,404       10,047        4,133
Income tax provision (benefit)         7,041         6,318          5,224       (1,931)         295
                                    --------      --------       --------     --------     --------
Net income                            11,008         9,887          8,180       11,978        3,838
Preferred dividends for the year                                                               (426)
Net income applicable to
                                    --------      --------       --------     --------     --------
  common stockholders               $ 11,008      $  9,887       $  8,180     $ 11,978     $  3,412
                                    ========      ========       ========     ========     ========

Earnings per common share:
  Basic                             $   0.61      $   0.52       $   0.39     $   0.56     $   0.17
                                    ========      ========       ========     ========     ========
  Diluted                           $   0.57      $   0.48       $   0.36     $   0.51     $   0.17
                                    ========      ========       ========     ========     ========

Weighted average shares:
  Basic                               17,920        18,934         21,176       21,544       19,660
                                    ========      ========       ========     ========     ========
  Diluted                             19,215        20,580         22,569       23,285       20,666
                                    ========      ========       ========     ========     ========

BALANCE SHEET DATA:
Working capital                     $ 18,735      $ 15,486       $ 21,883     $ 33,619     $ 21,968
Total assets                          38,479        32,661         38,165       53,079       36,695
Long-term debt                         1,373           793            782          644          899
Total liabilities                     13,363        11,158         10,945        9,352        7,930
Stockholders' equity                  25,116        21,502         27,220       43,727       28,765


REVENUES AND EARNINGS BY QUARTER (Unaudited and in thousands except per share information):
Years Ended February 28, 1999 and 1998

                                              1999                                   1998
                              First    Second     Third    Fourth     First    Second     Third    Fourth
Revenues                     $20,265   $21,810   $20,864   $20,271   $18,558   $18,745   $19,311   $17,889
Gross margin                  11,383    12,328    11,313    10,621     9,997    10,460    11,304     9,962
Net income                     3,419     2,866     2,279     2,444     2,261     2,517     2,911     2,198
Basic earnings per share     $  0.19   $  0.16   $  0.13   $  0.13   $  0.12   $  0.13   $  0.15   $  0.12
Diluted earnings per share   $  0.17   $  0.15   $  0.12   $  0.13   $  0.11   $  0.12   $  0.14   $  0.11

--------------------------------------------------------------------------------
Management's Discussion and Analysis
--------------------------------------------------------------------------------


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

     The Company also derives revenues from fees, sales of product, and royalties pursuant to agreements, to license ("License Agreements") the use of the Company's stolen vehicle recovery system technology, principally to selected international markets. In connection with this international expansion, the Company modified its stolen vehicle recovery technology to develop the CarSearch Stolen Vehicle Recovery System ("CarSearch"). Unlike the LoJack System currently in operation in the United States, CarSearch has the flexibility of operating independently of existing law enforcement communication networks.

RESULTS OF OPERATIONS

Year Ended February 28, 1999 ("fiscal 1999") vs. February 28, 1998 ("fiscal
1998")

     Revenues increased by $8,708,000, or 12%, to $83,210,000 in fiscal 1999 from $74,502,000 in fiscal 1998. This consists of an $11,663,000, or 19%, increase in domestic revenues and a $2,955,000, or 21%, decrease in revenues from product sales and licensing fees pursuant to international licensing agreements. Domestic revenue growth was fueled by an overall increase of 23% in the number of LoJack Units sold, partially offset by a decrease in penetration of optional lower-margin automobile security products. The decrease in international revenues of $2,955,000 resulted from a decrease in license fees of $2,143,000, a decrease in sales of and royalties on the international version of the LoJack Unit of $967,000, offset partially by an increase in sales of system components and other revenues of $155,000. License fees, which are generally non-recurring in nature, decreased during fiscal 1999 as the result of fewer new licensees from large international markets. The decrease in revenues from the international version of the LoJack Unit was primarily the result of a decrease in sales to the licensee in Argentina, as well as decreases in sales related to economic crises in certain Asian and South American markets, partially offset by increased sales to licensees in other international markets including South Africa.

     Cost of goods sold increased to 45% of consolidated revenues in fiscal 1999 from 44% in fiscal 1998. Domestic cost of goods sold for fiscal years 1999 and 1998 was 44% of related revenues, while international cost of goods sold increased to 52% in fiscal 1999 from 44% of related revenues in fiscal 1998. This increase in international cost of goods sold as a percentage of related revenues is primarily the result of the decrease in license fees during the period, which have a higher margin than sales of LoJack Units and related products.

     Systems costs and research and development expense increased by $119,000 in fiscal 1999 to $1,302,000 from $1,183,000 in fiscal 1998. Research and development expense decreased by $43,000 to $201,000 in fiscal 1999 from $244,000 in fiscal 1998 primarily as the result of a decrease in costs related to the development of third generation LoJack Unit. Systems costs increased by $162,000 to $1,101,000 in fiscal 1999 from $939,000 in fiscal 1998 as the result of both the new markets and increases in systems maintenance costs in the existing markets.

     Marketing expenses increased by $1,684,000 to $17,586,000 in fiscal 1999 from $15,902,000 in fiscal 1998. This increase was primarily related to increases in marketing salaries and benefits, advertising, and promotional spending related to expansion to new markets and increased domestic sales, as well as marketing expenses related to the sales efforts in the fleet and commercial market.

     General and administrative expenses increased $1,169,000 to $8,489,000 in fiscal 1999 from $7,320,000 in fiscal 1998. This increase was primarily related to increases in administrative salaries and benefits, and other general and overhead expenses related to the increase in the domestic business and market expansion, as well as certain professional fees related to ongoing business and international markets.

     Depreciation and amortization decreased by $19,000 to $1,781,000 in fiscal 1999 from $1,800,000 in fiscal 1998.

     Provision for income taxes increased by $723,000 to $7,041,000 in fiscal 1999 from $6,318,000 in fiscal 1998 as the result of the increase in related taxable income. The effective tax rate for fiscal 1999 and 1998 remained at 39%.

     As a result of the foregoing, net income increased by $1,121,000 to $11,008,000 in fiscal 1999 from $9,887,000 in fiscal 1998.

--------------------------------------------------------------------------------
Management's Discussion and Analysis
--------------------------------------------------------------------------------

Year Ended February 28, 1998 ("fiscal 1998") vs. February 28, 1997 ("fiscal
1997")

     Revenues increased by $12,837,000, or 21%, to $74,502,000 in fiscal 1998 from $61,665,000 in fiscal 1997. Domestic markets contributed $8,706,000 of the increase in revenues and international revenues contributed $4,131,000. The increase in revenues from domestic markets of 17% was the result of revenues of $4,793,000 from new markets as well as growth of $3,913,000 in the existing markets. Domestic revenue growth was fueled by an overall increase of 20% in the number of LoJack Units sold, partially offset by a decrease in penetration of optional lower-margin automobile security products. International revenue growth was primarily the result of the increase in sales and royalties on the international version of the LoJack Unit of $4,250,000 and an increase in license fees of $1,687,000 primarily from new international agreements. These increases were partially offset by net decreases of $1,806,000 in fiscal 1998 of revenues from shipment of LoJack system components and other products to new start-up licensees.

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

     Systems costs and research and development expense decreased by $134,000 in fiscal 1998 to $1,183,000 from $1,317,000 in fiscal 1997. Research and development expense decreased by $274,000 to $244,000 in fiscal 1998 from $518,000 in fiscal 1997 primarily as the result of a decrease in costs related to the development of third generation LoJack Unit. Systems costs increased by $140,000 to $939,000 in fiscal 1998 from $799,000 in fiscal 1997 as the result of both the new markets and systems maintenance costs in the existing markets.

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

Liquidity and Capital Resources

     The Company's strategic plan for the operation of its stolen vehicle recovery network in the United States is to expand the use of its technology to those jurisdictions where the combination of new vehicle sales, population density, and the incidence of vehicle theft is high. Expansion of the LoJack System in the United States requires substantial investments of capital and operating resources. The Company currently finances its capital and operating needs through cash flow from operations and capital leases.

     In fiscal 1999 cash and equivalents increased by $4,732,000. The overall increase is the result of cash provided by operating activities of $12,923,000 and investing activities of $1,234,000, offset by cash used for financing activities of $9,425,000. Cash used for financing activities included $8,467,000 related to the repurchase of the Company's stock under a stock repurchase program initially approved during fiscal 1996 and amended during fiscals 1997, 1998, and 1999, as well as repayment of capital leases of $1,491,000 offset by proceeds from the exercise of stock options of $533,000.

     Cash flows provided by investing activities in fiscal 1999 (exclusive of additions under capital leases of $2,622,000) included expenditures for property and equipment of $652,000, partially offset by proceeds from the maturity of an investment of $1,400,000. Additionally, in fiscal 1999 the Company purchased 292,507 common shares of its United Kingdom licensee for $1,259,000 under terms of an option agreement in the related license agreement. A subsequent sale of 150,000 of these shares in fiscal 1999 netted proceeds to the Company of $1,745,000.

--------------------------------------------------------------------------------
                                            Management's Discussion and Analysis
--------------------------------------------------------------------------------

     Cash flow provided by operating activities in fiscal 1999 of $12,923,000 includes net income of $11,008,000 and $1,915,000 of adjustments to reconcile net income to net cash provided by operating activities. The decrease in cash from changes in assets and liabilities includes an increase in accounts receivable of $1,704,000, an increase in inventories of $784,000, an increase in prepaid expenses and other of $85,000, an increase in other assets of $92,000, and a decrease in accrued and other liabilities of $208,000, offset partially by an increase in deferred revenue of $740,000, a decrease in a vendor deposit of $1,432,000 and an increase in accounts payable of $860,000. The increase in accounts receivable is primarily related to domestic receivables, which the Company expects will continue to increase as its sales increase. The inventory increase related to efforts to increase inventories on hand to sufficient levels to satisfy the Company's current level of business, as well as to meet unanticipated demand. The decrease in vendor deposits of $1,432,000 relates to a deposit for long-lead time parts orders with a major supplier which was refunded during fiscal 1999. The increase in deferred revenue is related to cash received during the year under the extended warranty program for which revenue is amortized over a five year period. Increase in accounts payable is related to timing of payments to certain large vendors.

     The Company is presently pursuing opportunities to expand its stolen vehicle recovery system to several additional domestic markets which meet the qualifications set forth in the Company's strategic plan. The Company expects that, pending receipt of necessary approvals, certain of these potential expansion markets will become operational during fiscal 2000. The Company plans to fund these expansions as well as other capital expenditures during fiscal 2000 using the existing line of credit discussed below, working capital or cash flow from operations. The Company estimates capital expenditures in fiscal 2000 of approximately $2,500,000 principally for planned domestic market expansions as well as other on-going capital requirements.

     The Company's expansion into additional international markets is achieved through licensing agreements and has not in the past required capital investment on the part of the Company. The Company currently has no plans to change this practice.

     As of February 28, 1999 the Company had working capital of $18,735,000. The Company believes that its anticipated capital and operating requirements for fiscal 2000 can be funded from cash flows from operations and the existing line of credit discussed below. In addition, the Company intends to continue to repurchase shares of its common stock provided that the reacquisition cost makes such repurchases economically practical.

     The Company's line-of-credit with the bank provides for unsecured borrowings up to a maximum of $7,500,000. Outstanding borrowings bear annual interest, payable monthly, at the bank's base rate. There were no outstanding borrowings under the line-of-credit as of February 28, 1999. On May 26, 1999, the line-of-credit was amended to extend it on a revolving basis through June 1, 2002.

     During fiscal 1996 the Company's Board of Directors authorized a stock repurchase program which as amended provided for the repurchase of up to 5,200,000 common shares. In April 1999, the Company's Board of Directors increased the number of shares to be purchased by 1,000,000 to 6,200,000 shares. As of February 28, 1999 the Company had repurchased 4,736,600 shares for a total of $52,232,313. From March 1, 1999 through May 27, 1999 the Company has repurchased 844,400 shares at a cost of $6,592,823.

     The Company continues to participate in research and development efforts regarding both improvements and modifications to the LoJack Unit and LoJack system components. The Company expects to spend approximately $750,000 in fiscal 2000 on its research and development efforts as compared with $201,000 spent in fiscal 1999.

     The Company is also continuing to explore additional investment opportunities, including, but not limited to, possible acquisitions of or investments in other companies.

OTHER INFORMATION

Year 2000 Compliance

     The Year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Computer programs and hardware that are date sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. The products sold by the Company do not contain internal date-sensitive components which would affect their operation on or beyond the date January 1, 2000.

     The Year 2000 issue could cause some disruptions of internal operations, including, among other things, a temporary inability to process transactions or engage in normal business activities. The Company has focused its Year 2000 review in the following areas: (1) information technology ("IT") systems such as hardware and software; (2) non-IT systems such as distribution and facility equipment containing embedded microprocessors; and (3) the readiness of third-parties such as suppliers and customers. An inventory of all IT and non-IT systems has been taken and efforts are underway to insure that the appropriate testing and remediation or replacement occurs. Virtually all of the Company's critical accounting information systems have been tested for Year 2000 compliance. Many of the critical information systems were replaced with Year 2000 compliant programs in the normal course of business. The Company intends to replace or upgrade non-compliant IT hardware and software systems by the end of the third quarter of the calendar year. Preliminary testing of non-IT systems and equipment indicates that many of these systems rely on time intervals rather than dates in their operation. The Company is satisfied to date with our efforts regarding Year 2000 compliance.

--------------------------------------------------------------------------------
Management's Discussion and Analysis
--------------------------------------------------------------------------------

The Company has begun the implementation of hardware and software upgrades to its law enforcement infrastructure, currently scheduled for completion by September 1999. Although the Company cannot provide absolute assurance, these systems have been designed to prevent date field-related operation interruptions and miscalculations. The Company is also working with the government agencies in our areas of operation to attempt to ensure that the government systems that communicate with the Company's law enforcement infrastructure are tested and modified, if necessary. There can be no assurance, however, that government agencies will address the Year 2000 issue in a timely manner. The Company will continue to communicate with major suppliers and customers to determine the extent to which the Company may be vulnerable if a supplier fails to correct their own Year 2000 issue. Most suppliers and customers who have replied to our inquiries indicated that they expect to be Year 2000 compliant on a timely basis. There can be no assurance, however, that third parties will address the Year 2000 issue in a timely manner. Based on its review to date, the Company believes the Year 2000 problem will not pose significant internal operational disruptions. Events beyond the Company's reasonable control could adversely affect the Company's ability to deliver its products in a timely manner. These events could include failure of infrastructure systems, including power, heat and water; disruptions in distribution channels; or the inability of suppliers and customers to engage in normal business activities. The Company will develop a contingency plan based on the magnitude and probability that operational disruptions may still occur on January 1, 2000. The Company currently believes that the risk of disruption will be minimal since its operations are geographically dispersed and rely on a large customer base and one major manufacturer. The Company does not expect the costs associated with its Year 2000 compliance to be material. Internal employees, whose salaries and wages are included in normal operating expenses, have modified many of the Company's information technology systems. Approximately $75,000 has been spent to date out of the normal course of business. Future costs have been estimated at approximately $350,000.

New Accounting Pronouncements

     See Note 1, New Accounting Pronouncements, in the Notes to the Consolidated Financial Statements for a discussion of these matters.

International Operations

     In fiscal 1999 the Company derived 13% of its consolidated revenues from the international operations of its foreign licensees, with sales concentrations in certain countries. The Company generally sells to foreign licensees through cash prepayments, letters of credit, and bonded warehouse arrangements, which assure payment for its products. However, matters affecting the operations or financial condition of the Company's foreign licensees, many of which are beyond the control of the Company, may affect the timing of licensing arrangements or orders of LoJack's products by such licensees.

Cautionary Statements

     The Private Securities Litigation Reform Act of 1995 contains certain safe harbors regarding forward-looking statements. From time to time, information provided by the Company or statements made by its employees may contain "forward-looking" information which involves risk and uncertainties. Any statements in this report and accompanying materials that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of the Company's market and customers, the Company's objectives and plans for future operations and products and the Company's expected liquidity and capital resources). Such forward-looking statements are based on a number of assumptions and involve a number of risks and uncertainties, and accordingly, actual results could differ materially. Factors that may cause such differences include, but are not limited to: the continued and future acceptance of the Company's products and services, the rate of growth in the industries of the Company's customers; the presence of competitors with greater technical, marketing and financial resources; the Company's ability to promptly and effectively respond to technological change to meet evolving customer needs; capacity and supply constraints or difficulties; and the Company's ability to successfully expand its operations. For a further discussion of these and other significant factors to consider in connection with forward-looking statements concerning the Company, reference is made to Exhibit 99 of the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1996.

Quantitative and Qualitative Disclosures about Market Risk

     The Company has limited exposure to market risk due to the nature of its financial instruments. The Company's financial instruments consist of cash and equivalents, accounts receivable, marketable securities, accounts payable, deposits, accrued liabilities, and capital lease obligations. The fair value of these financial instruments, other than marketable securities, as of February 28, 1999 approximate their carrying values.

     Marketable securities are recorded at market value at February 28, 1999. Such market value is not subject to changes in interest rates as the financial instrument is an equity security and is not interest bearing.

     The Company's interest rate exposure is limited primarily to interest rate changes on its $7,500,000 variable rate line-of-credit facility. Any outstanding amounts under the facility are presumed to approximate market as the facility's interest rate will adjust accordingly with market rates. An immediate adverse change in market interest rates would not have had any effect on the Company's interest expense as there were no borrowings under the facility during fiscal 1999. In addition, the Company does not have any foreign currency exposure as it does not have foreign subsidiaries and all amounts are transacted in U.S. dollars.

     Currently, the Company does not enter into financial instrument transactions for trading or other speculative purposes.

--------------------------------------------------------------------------------
                                                     Consolidated Balance Sheets
--------------------------------------------------------------------------------

FEBRUARY 28, 1999 AND 1998

ASSETS                                                  1999             1998
CURRENT ASSETS:
  Cash and equivalents .........................   $ 10,230,215    $  5,498,348
  Short-term investments .......................             --       1,400,000
  Accounts receivable - net ....................      9,679,102       8,073,981
  Inventories ..................................      5,666,718       4,883,038
  Vendor deposit ...............................             --       1,432,000
  Prepaid expenses and other ...................        217,609         132,154
  Prepaid income taxes .........................        779,118              --
  Deferred income taxes ........................        796,237       1,195,881
                                                   ------------    ------------
        Total current assets ...................     27,368,999      22,615,402
MARKETABLE SECURITIES ..........................        999,232              --
PROPERTY AND EQUIPMENT - Net ...................      9,873,105       9,763,720
OTHER ASSETS - Net .............................        237,321         281,786
                                                   ------------    ------------
TOTAL ..........................................   $ 38,478,657    $ 32,660,908
                                                   ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of capital
   lease obligations ...........................   $  1,297,046    $    746,304
  Accounts payable .............................      3,437,895       2,578,348
  Accrued and other liabilities ................      1,098,274       1,016,345
  Deposits .....................................         54,416         379,421
  Current portion of deferred revenue ..........      1,516,875       1,213,693
  Accrued compensation .........................      1,229,970       1,057,895
  Accrued income taxes .........................             --         136,993
                                                   ------------    ------------
        Total current liabilities ..............      8,634,476       7,128,999
                                                   ------------    ------------
DEFERRED REVENUE ...............................      3,113,683       2,676,351
                                                   ------------    ------------
DEFERRED INCOME TAXES ..........................        241,855         560,148
                                                   ------------    ------------
CAPITAL LEASE OBLIGATIONS ......................      1,372,760         792,926
                                                   ------------    ------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Common stock - $.01 par value; authorized,
  35,000,000 shares; issued 22,399,381
  and 22,250,381 shares at February 28,
  1999 and 1998, respectively ..................        223,994         222,504
Additional paid-in capital .....................     60,329,803      59,493,808
Accumulated other comprehensive income .........        235,323              --
Retained earnings ..............................     16,559,076       5,550,998
Treasury stock, at cost, 4,736,600 and 3,971,500
  shares of common stock at February 28, 1999
  and 1998, respectively .......................    (52,232,313)    (43,764,826)
                                                   ------------    ------------
        Total stockholders' equity .............     25,115,883      21,502,484
                                                   ------------    ------------
TOTAL ..........................................   $ 38,478,657    $ 32,660,908
                                                   ============    ============


See notes to consolidated financial statements.

--------------------------------------------------------------------------------
Consolidated Statements of Operations
--------------------------------------------------------------------------------

YEARS ENDED FEBRUARY 28, 1999, 1998 AND 1997


                                                         1999            1998            1997
REVENUES ........................................   $ 83,209,703    $ 74,502,318    $ 61,664,501

COST OF GOODS SOLD ..............................     37,565,161      32,777,929      27,703,963
                                                    ------------    ------------    ------------
GROSS MARGIN ....................................     45,644,542      41,724,389      33,960,538
                                                    ------------    ------------    ------------
COSTS AND EXPENSES:
        System costs and research and development      1,301,997       1,182,988       1,316,832
        Marketing ...............................     17,585,841      15,901,693      12,943,309
        General and administrative ..............      8,489,468       7,319,715       6,283,731
        Depreciation and amortization ...........      1,781,010       1,800,163       1,496,406
                                                    ------------    ------------    ------------

          Total .................................     29,158,316      26,204,559      22,040,278
                                                    ------------    ------------    ------------

OPERATING INCOME ................................     16,486,226      15,519,830      11,920,260
                                                    ------------    ------------    ------------
OTHER INCOME (EXPENSE):
        Interest expense ........................       (265,412)       (210,784)       (153,517)
        Interest income .........................        428,388         787,636       1,571,867
        Other income ............................        300,279         108,306          65,588
        Gain on sale of marketable securities ...      1,099,597              --              --
                                                    ------------    ------------    ------------

          Total .................................      1,562,852         685,158       1,483,938
                                                    ------------    ------------    ------------

INCOME BEFORE PROVISION FOR INCOME TAXES ........     18,049,078      16,204,988      13,404,198

PROVISION FOR INCOME TAXES ......................      7,041,000       6,318,000       5,224,000
                                                    ------------    ------------    ------------

NET INCOME ......................................   $ 11,008,078    $  9,886,988    $  8,180,198
                                                    ============    ============    ============
EARNINGS PER SHARE:
        BASIC ...................................   $       0.61    $       0.52    $       0.39
                                                    ============    ============    ============
        DILUTED .................................   $       0.57    $       0.48    $       0.36
                                                    ============    ============    ============
WEIGHTED AVERAGE SHARES:
        BASIC ...................................     17,919,868      18,934,414      21,176,205
                                                    ============    ============    ============
        DILUTED .................................     19,215,061      20,579,884      22,569,179
                                                    ============    ============    ============

See notes to consolidated financial statements.

--------------------------------------------------------------------------------
                                 Consolidated Statements of Stockholders' Equity
--------------------------------------------------------------------------------

YEARS ENDED FEBRUARY 28, 1999, 1998 AND 1997

                                               Common Stock              Additional      Retained             Treasury Stock
                                           Number of                       Paid-in       Earnings         Number of
                                            Shares         Amount          Capital       (Deficit)         Shares        Amount
                                         ------------   ------------    ------------    ------------   ------------   ------------
BALANCE MARCH 1, 1996 ................     21,876,666   $    218,767    $ 56,872,389    $(12,516,188)        90,000   $   (847,500)

Exercise of stock options ............        108,425          1,084         402,397
Repurchase of common stock ...........                                                                    2,479,500    (25,356,158)
Tax benefit of employee stock
        option exercises .............                                       265,200
Net income ...........................                                                     8,180,198
                                         ------------   ------------    ------------    ------------   ------------   ------------
BALANCE FEBRUARY 28, 1997 ............     21,985,091        219,851      57,539,986      (4,335,990)     2,569,500    (26,203,658)

Exercise of stock options ............        265,290          2,653       1,017,684
Repurchase of common stock ...........                                                                    1,402,000    (17,561,168)
Tax benefit of employee stock
        option exercises .............                                       936,138
Net income ...........................                                                     9,886,988
                                         ------------   ------------    ------------    ------------   ------------   ------------
BALANCE FEBRUARY 28, 1998 ............     22,250,381        222,504      59,493,808       5,550,998      3,971,500    (43,764,826)

Comprehensive income:
  Net income .........................                                                    11,008,078
  Unrealized gain on marketable
    securities (net of taxes $150,452)

Total comprehensive income ...........

Exercise of stock options ............        149,000          1,490         531,891
Repurchase of common stock ...........                                                                      765,100     (8,467,487)
Tax benefit of employee stock
        option exercises .............                                       304,104
                                         ------------   ------------    ------------    ------------   ------------   ------------

BALANCE FEBRUARY 28, 1999 ............     22,399,381   $    223,994    $ 60,329,803    $ 16,559,076      4,736,600   $(52,232,313)
                                         ============   ============    ============    ============   ============   ============
                                         Accumulated Other
                                           Comprehensive
                                               Income          Total
                                            ------------   ------------
BALANCE MARCH 1, 1996 ................      $         --   $ 43,727,468

Exercise of stock options ............                          403,481
Repurchase of common stock ...........                      (25,356,158)
Tax benefit of employee stock
        option exercises .............                          265,200
Net income ...........................                        8,180,198
                                            ------------   ------------

BALANCE FEBRUARY 28, 1997 ............                       27,220,189
                                                           ------------
Exercise of stock options ............                        1,020,337
Repurchase of common stock ...........                      (17,561,168)
Tax benefit of employee stock
        option exercises .............                          936,138
Net income ...........................                        9,886,988
                                            ------------   ------------

BALANCE FEBRUARY 28, 1998 ............                       21,502,484
                                                           ------------
Comprehensive income:
  Net income .........................                       11,008,078
  Unrealized gain on marketable
    securities (net of taxes $150,452)           235,323        235,323
                                                           ------------
Total comprehensive income ...........                       11,243,401
                                                           ------------

Exercise of stock options ............                          533,381
Repurchase of common stock ...........                       (8,467,487)
Tax benefit of employee stock
        option exercises .............                          304,104
                                            ------------   ------------

BALANCE FEBRUARY 28, 1999 ............      $    235,323   $ 25,115,883
                                            ============   ============

See notes to consolidated financial statements.

--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

YEARS ENDED FEBRUARY 28, 1999, 1998 AND 1997

                                                                       1999            1998            1997
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income ........................................................  $ 11,008,078    $  9,886,988    $  8,180,198
  Adjustments to reconcile net income to net cash
    provided by operating activities:
       Depreciation and amortization ................................     3,300,751       2,777,636       2,425,794
       Provision for doubtful accounts ..............................        99,103         217,139         223,384
       Deferred income taxes ........................................       (69,101)        119,000       3,948,000
       Gain on sale of marketable securities ........................    (1,099,597)
       Increase (decrease) in cash from changes in
       assets and liabilities:
          Accounts receivable .......................................    (1,704,224)       (860,629)     (1,779,957)
          Inventories ...............................................      (783,680)     (1,137,565)       (965,057)
          Vendor deposit ............................................     1,432,000      (1,432,000)             --
          Prepaid expenses and other ................................       (85,455)         21,658         (70,268)
          Prepaid income taxes ......................................      (475,014)             --              --
          Other assets ..............................................       (91,633)         (9,627)        (11,053)
          Accounts payable ..........................................       859,547        (263,838)        279,264
          Accrued and other liabilities .............................      (207,994)        804,496        (133,408)
          Deferred revenue ..........................................       740,514         755,218         782,265
                                                                       ------------    ------------    ------------
          Net cash provided by operating activities .................    12,923,295      10,878,476      12,879,162
                                                                       ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Expenditures for property and equipment - net .....................      (652,285)     (2,672,857)     (2,277,443)
  Purchase of marketable securities .................................    (1,259,170)             --              --
  Proceeds from sale of marketable securities .......................     1,745,310              --              --
  Maturity (purchase) of short-term investment ......................     1,400,000         200,000      (1,600,000)
                                                                       ------------    ------------    ------------
          Net cash provided by (used for) investing activities.......     1,233,855      (2,472,857)     (3,877,443)
                                                                       ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Exercise of stock options .........................................       533,381       1,020,337         403,481
  Repayment of capital lease obligations ............................    (1,491,177)     (1,038,140)     (1,008,005)
  Repurchase of common stock ........................................    (8,467,487)    (17,561,168)    (25,356,158)
                                                                       ------------    ------------    ------------
          Net cash used for financing activities ....................   (9,425,283)    (17,578,971)    (25,960,682)
                                                                       ------------    ------------    ------------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS .........................     4,371,867      (9,173,352)    (16,958,963)
BEGINNING CASH AND EQUIVALENTS ......................................     5,498,348      14,671,700      31,630,663
                                                                       ------------    ------------    ------------
ENDING CASH AND EQUIVALENTS .........................................  $ 10,230,215    $  5,498,348    $ 14,671,700
                                                                       ============    ============    ============

See notes to consolidated financial statements.

--------------------------------------------------------------------------------
                                             LoJack Corporation and Subsidiaries
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED FEBRUARY 28, 1999, 1998, AND 1997

1.   THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company - LoJack Corporation and subsidiaries ("LoJack" or the "Company") market and license for use components of the LoJack System (the "LoJack System") and related products, a unique proprietary system for tracking, locating and recovering stolen vehicles.

     Summary of Significant Accounting Policies

     Fiscal Year - The Company's fiscal years end on the last day of February.

     Principles of Consolidation - The consolidated financial statements include the accounts of LoJack and its wholly owned subsidiaries. Intercompany transactions and balances are eliminated in consolidation.

     Use of Estimates - The management of the Company is required, in certain instances, to use estimates and assumptions that affect the amounts reported in the consolidated financial statements and the notes thereto, in order to conform with generally accepted accounting principles. The Company's actual results could differ from these estimates.

     Revenue Recognition - Sales of the LoJack Unit and related products are recognized upon installation by the Company. Revenues from the sales of products and components of the LoJack System to licensees are recognized upon shipment to the licensee.

     Nonrefundable fees received in connection with the granting of licenses to implement and operate components of the LoJack System are generally recognized upon receipt of the fees or, in the case of deposits, once they become nonrefundable. Such revenues aggregated approximately $678,000, $2,821,000, and $1,168,000 for the fiscal years ended February 1999, 1998, and 1997, respectively. LoJack's sole obligation in connection with the granting of licenses is to provide technical assistance on a fee-for-service basis.

     Revenues from sales of extended warranties are amortized over the estimated term of the warranties (five years).Revenues from extended warranty sales expected to be realized beyond one year are classified as long-term liabilities. Costs directly related to the sales of such warranties are deferred and charged to expense proportionately as the revenues are recognized. Such revenues aggregated approximately $1,431,000, $1,181,000, and $855,000 for the fiscal years ended February 1999, 1998, and 1997, respectively. The related warranty costs are recognized when incurred.

     Research and Development - Costs for research and development on components of the LoJack System are expensed as incurred. Such costs aggregated approximately $201,000, $244,000, and $518,000 for the fiscal years ended February 1999, 1998, and 1997, respectively.

     Certain Concentrations - The Company has subcontracted one supplier to manufacture certain LoJack System components (including police tracking computers). The Company also has subcontracted the manufacturing of the LoJack Unit to one vendor. The Company believes that other suppliers have the capability to perform these services, but that changing suppliers may cause delays and additional costs to the Company.

     Cash Equivalents - Cash equivalents include short-term, highly liquid investments purchased with remaining maturities of three months or less. These cash equivalents consist of high quality securities purchased through major banks. Management routinely assesses the financial strength of the banks and, as of February 28, 1999, believes it had no significant exposure to credit risks.

     Short-Term Investments - Short-term investments consisted of a floating rate demand security with a remaining maturity of greater than three months at the time the investment was acquired by the Company. The Company had a continuous option to have the security redeemed at par value at any seven day interval and classified the security as an available-for-sale security in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

     Accounts Receivable - The allowance for doubtful accounts was approximately $527,000 and $579,000 as of the end of February 1999 and 1998, respectively. Domestic accounts receivable are principally due from new and used automobile dealers that are geographically dispersed in various states. International receivables are primarily secured by letters of credit and are related to fees, sales of product, and royalties pursuant to licensing agreements.

     Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market and consist primarily of finished goods, including LoJack Units and other related products and components held for resale.

     Marketable Securities - In March 1998 the Company exercised an option to purchase 292,507 common shares of its United Kingdom licensee, Tracker Network, UK Ltd., for an aggregate exercise price of $1,259,170. In April 1998 the Company sold 150,000 of these shares and recognized a pre-tax gain of $1,099,597. The remaining 142,507 shares of the investment are classified as an available-for-sale security in accordance with SFAS No. 115 in the Company's consolidated balance sheet with a fair value of $999,232 as of February 28, 1999. The unrealized gain of $235,323 (net of taxes of $150,452) is reported in accumulated other comprehensive income, a component of stockholders' equity, at February 28, 1999.

     Property and Equipment - Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets (three to seven years).

     Fair Value of Financial Instruments - The Company's financial instruments consist of cash and equivalents, short term investments, accounts receivable, marketable securities, accounts payable, deposits, accrued liabilities, and capital lease obligations. The fair value of these financial instruments, other than marketable securities, at the end of February 1999 and 1998 approximate cost.

--------------------------------------------------------------------------------
LoJack Corporation and Subsidiaries
--------------------------------------------------------------------------------

     Product Warranty Costs - Anticipated costs related to standard product warranties are charged against income at the time of the sale of the related products. Accrued warranty costs were approximately $477,000 and $483,000 as of the end of February 1999 and 1998, respectively.

     Income Taxes - The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the Company's financial statements or tax returns. Deferred tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and tax basis of existing assets and liabilities, using enacted tax rates in effect in the year(s) in which the differences are expected to reverse.

     Accounting for Stock-Based Compensation - The Company accounts for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25.

     Earnings Per Share - The Company computes earnings per share under the provisions of SFAS No. 128, "Earnings Per Share". SFAS No. 128 also requires the dual presentation of basic and diluted earnings per share. Basic income per common share is computed using the weighted average number of common shares outstanding during each year. Diluted income per common share reflects the effect of the Company's outstanding stock options (using the treasury stock method), except where such stock options would be antidilutive.

     A reconciliation of weighted average shares used for the basic and diluted computations is as follows:

                                            1999          1998          1997

Weighted average shares for basic        17,919,868    18,934,414    21,176,205
Dilutive effect of stock options          1,295,193     1,645,470     1,392,974
                                         ----------    ----------    ----------
Weighted average
shares for diluted                       19,215,061    20,579,884    22,569,179
                                         ==========    ==========    ==========

     Comprehensive Income - Effective March 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income". For the year ended February 1999, in addition to net income, the only item included in the Company's comprehensive income is unrealized gains and losses on available-for-sale securities. The realized and unrealized gains on marketable securities have been included in net income and comprehensive income, respectively, as follows for the year ended February 1999:

Net Income:
  Gain on sale of marketable securities                          $ 1,099,597
  Income tax expense                                                (428,843)
                                                                 -----------
  Net gain realized in net income                                $   670,754
                                                                 ===========
Other Comprehensive Income:
  Holding gain, net of tax                                       $   906,077
  Net gain realized in net income                                   (670,754)
                                                                 -----------
  Net gain recognized in other
  comprehensive income                                           $   235,323
                                                                 ===========

     Comprehensive income and net income were the same for the years ended February 1998 and 1997.

     Segment Reporting - Effective March 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 requires disclosure of segmented information about the Company's operations based upon how management oversees and evaluates the results of such operations. Accordingly, the Company has determined that it has two distinct reportable segments: the domestic segment and the international segment. The Company considers these two segments reportable as they are managed separately and the operating results of each segment are regularly reviewed and evaluated separately by the Company's senior management. Certain general overhead costs have been allocated to each segment based on methods considered to be reasonable by the Company's management. Income taxes have been allocated to each segment using the Company's effective tax rate.

     New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board released SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. This statement requires that all derivatives be recognized at fair value in the balance sheet, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. The statement will be effective for the Company in fiscal 2001. Management is currently evaluating the effect of adopting SFAS No. 133 on the Company's consolidated financial statements.

     In 1998, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", and SOP 98-5, "Reporting on the Costs of Start-up Activities", which will become effective during fiscal year 2000. The Company has determined that the adoption of these SOPs will not have a material impact, if any, on the Company's consolidated financial statements.

     Supplemental Disclosures of Cash Flow Information - Cash payments for interest aggregated approximately $265,000, $211,000, and $154,000 for the fiscal years ended February 1999, 1998, and 1997, respectively. Cash payments for income taxes for the fiscal years ended February 1999, 1998, and 1997 were approximately $7,691,000, $5,371,000, and $1,064,000, respectively.

     Supplemental Disclosures of Noncash Investing and Financing Activities - Capital lease obligations aggregating approximately $2,622,000, $1,102,000, and $1,168,000 were incurred when the Company entered into lease agreements for new vehicles during the fiscal years ended February 1999, 1998, and 1997, respectively.

     Reclassifications - Certain 1998 and 1997 amounts have been reclassified to conform to the 1999 presentation.

--------------------------------------------------------------------------------
                                             LoJack Corporation and Subsidiaries
--------------------------------------------------------------------------------

2.   PROPERTY AND EQUIPMENT

     Property and equipment consist of the following as of the end of February:

                                                       1999            1998

LoJack System components                          $ 16,840,848    $ 15,932,768
Equipment, furniture, and fixtures                   4,288,994       3,803,591
Vehicles                                             6,113,777       4,552,134
                                                  ------------    ------------
Total                                               27,243,619      24,288,493
Less accumulated depreciation
  and amortization                                 (18,125,250)    (16,110,570)
                                                  ------------    ------------
Total                                                9,118,369       8,177,923

LoJack System components not yet in service            754,736       1,585,797
                                                  ------------    ------------
Property and equipment - net                      $  9,873,105    $  9,763,720
                                                  ============    ============

     Total additions to property and equipment, including those relating to capital lease obligations, aggregated approximately $3,274,000, $3,775,000, and $3,567,000 for the fiscal years ended February 1999, 1998, and 1997, respectively.

     LoJack System components not yet in service consist primarily of certain components relating to the operation of the LoJack System. Such components at the end of February 1999 are expected to be placed into service during the year ended February 2000.

3.   OTHER ASSETS

     Other assets consist of the following as of the end of February:

                                                        1999             1998

Engineering deposits                                $110,000         $110,000
Deferred contract costs                               58,845           90,537
Other (principally deposits)                          68,476           81,249
                                                    --------         --------
Total                                               $237,321         $281,786
                                                    ========         ========

     Accumulated amortization aggregated approximately $375,000 and $333,000 as of the end of February 1999 and 1998, respectively.

4.   LINE-OF-CREDIT AND CAPITAL LEASE OBLIGATIONS

     Line-of-Credit - The Company has an unsecured line-of-credit facility with a bank, which provides for borrowings up to a maximum of $7,500,000. Outstanding borrowings under the line-of-credit bear annual interest, payable monthly, at the bank's base rate. No borrowings were outstanding under the line-of-credit as of the end of February 1999 and 1998. On May 26, 1999, the line-of-credit was amended to extend the facility on a revolving basis through June 1, 2002.

     The line-of-credit facility generally contains limitations on indebtedness, certain investments in equity securities and entity acquisitions; requires lender's approval of mergers; and prohibits disposition of assets other than in the normal course of business. Additionally, the Company is required to maintain certain financial performance measures including debt service coverage and profitability. The payment of dividends and repurchase of the Company's common stock is permitted and is limited only to the extent such payments affect the Company's ability to meet the financial performance measures under the line-of-credit.

     Capital Lease Obligations - The Company has entered into capital lease arrangements for certain vehicles. The cost of leased vehicles included in property and equipment is approximately $6,114,000 and $4,552,000, and the related accumulated amortization is approximately $2,773,000 and $2,769,000 as of the end of February 1999 and 1998, respectively. Amortization of such assets is included within depreciation and amortization expense in the accompanying consolidated financial statements. At February 28, 1999, scheduled repayment requirements for capital lease obligations are as follows:

     2000                                                         $ 1,406,122
     2001                                                           1,026,213
     2002                                                             396,136
                                                                  -----------
     Total payments                                                 2,828,471
     Less amounts representing interest                              (158,665)
                                                                  -----------
     Total principal                                                2,669,806

     Less current portion                                          (1,297,046)
                                                                  -----------
     Long-term portion                                            $ 1,372,760
                                                                  ===========

5.   STOCKHOLDERS' EQUITY

     Common Stock - As of February 28, 1999 the Company has 35,000,000 authorized shares of $.01 par value common stock of which 17,662,781 shares are issued and outstanding and 3,536,120 shares are reserved for the exercise of stock options. Preferred Stock - The Company has 10,000,000 authorized shares of $.01 par value Series A Preferred Stock. There were no shares outstanding at February 28, 1999 and 1998.

     Preferred Stock - The Company has 10,000,000 authorized shares of $.01 par value Series A Preferred Stock. There were no shares outstanding at February 28, 1999 and 1998.

     Stock Options - The Company's Incentive Stock Option Plan ("the Option Plan"), as amended, provides for the issuance of incentive stock options to employees, senior management ("Management Options") and non-employee directors ("Directors Options") to purchase an aggregate of 4,274,135 shares of common stock. The Company has, from time to time, also granted nonqualified options to key employees, officers and directors. The incentive and nonqualified options are granted at exercise prices equal to the fair market value of the common stock on the date of grant. Options generally become exercisable over periods of two to five years and expire ten years from the date of the grant. Selected information regarding the options under the Option Plan as of February 28, 1999 is as follows:

                                     Authorized                   Available for
                                     for Grant     Outstanding    Future Grant

Incentive stock options                650,000        302,640         82,220
Management options                   3,414,135      2,807,500         83,760
Directors options                      210,000        192,000         18,000
Nonqualified options                        --         50,000             --
                                     ---------      ---------      ---------
                                     4,274,135      3,352,140        183,980
                                     =========      =========      =========

--------------------------------------------------------------------------------
LoJack Corporation and Subsidiaries
--------------------------------------------------------------------------------

     The following table presents activity of all stock options:

                                                                   Weighted
                                                  Number of        Average
                                                   Options      Exercise Price

Outstanding at March 1, 1996                      2,598,650         $ 4.79
  Granted                                           391,350          12.25
  Exercised                                        (108,425)          3.72
  Canceled                                          (26,625)          7.80
                                                 ----------         ------
Outstanding at February 28, 1997                  2,854,950           5.84
  Granted                                           457,050          10.15
  Exercised                                        (265,290)          3.86
  Canceled                                           (3,970)          9.38
                                                 ----------         ------
Outstanding at February 28, 1998                  3,042,740           6.64
  Granted                                           462,775          13.04
  Exercised                                        (149,000)          3.55
  Canceled                                           (4,375)         10.26
                                                 ----------         ------
Outstanding at February 28, 1999                  3,352,140         $ 7.65
                                                 ==========         ======

     The following table sets forth information regarding options outstanding at February 28, 1999:

                                                                                               Weighted Average
                                                         Weighted Average                     Exercise Price for
    Number of    Range of Exercise    Weighted Average    Remaining Life    Number Currently      Currently
     Options          Prices          Exercise Price         (Years)          Exercisable        Exercisable
     881,400       $2.00 - $2.38           $2.01                3               881,400             $2.01
     329,100        4.53 - 5.97             5.05                4               329,100              5.05
     775,040        6.88 - 9.00             7.96                6               749,610              7.95
     538,200        9.13 - 10.13            9.77                8               270,790              9.75
     828,400       12.38 - 15.00           13.04                8               363,125             12.97
   ---------       -------------           -----                -             ---------             -----
   3,352,140       $2.00 - $15.00          $7.65                5             2,594,025             $6.45
   =========       ==============          =====                =             =========             =====

     As described in Note 1, the Company continues to account for stock-based compensation for employees and directors under APB No. 25 and has elected the disclosure alternative under SFAS No. 123. Had compensation expense for the Company's stock option plans been determined consistent with SFAS No. 123, pro forma net income and earnings per share would have been as follows:

                                       1999            1998            1997

Net income                       $   8,247,055   $   7,814,345   $   6,627,893
Basic earnings per share         $        0.46   $        0.41   $        0.31
Diluted earnings per share       $        0.43   $        0.38   $        0.29

     Options granted during fiscal 1999, 1998, and 1997 had a weighted average grant date fair value of $6.70, $6.11, and $8.47, respectively. The fair value of options on their grant date was measured using the Black-Scholes option pricing model. Key assumptions used to apply this pricing model were as follows:

                                                        1999            1998            1997

Range of risk free interest rates                  5.46% - 5.65%   6.22% - 6.69%   6.51% - 6.87%
Expected life of option grants                        9 years         9 years         9 years
Range of expected volatility of underlying stock     28% - 30%       38% - 39%       51% - 53%

     The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable measure of the fair value of its stock options.

     Stock Repurchase Plan - During fiscal 1996, the Company's Board of Directors authorized a stock repurchase plan (the "Repurchase Plan"). The Repurchase Plan, as amended several times since that date, authorizes the Company to purchase up to 5,200,000 shares of its outstanding common stock. On April 13, 1999, the Company's Board of Directors increased the authorized number of shares to be repurchased to a total of 6,200,000 shares of its outstanding common stock. Through February 28, 1999, the Company has repurchased 4,736,600 shares for a total of $52,232,313.

--------------------------------------------------------------------------------
LoJack Corporation and Subsidiaries
--------------------------------------------------------------------------------

6.   INCOME TAXES

     The provision for income taxes consists of the following for the fiscal years ended February 1999, 1998 and 1997:

                                       1999           1998            1997
Current:
  Federal                          $ 5,808,899    $ 4,901,000     $   873,000
  State                              1,163,000      1,228,000         337,000
  Foreign                                   --         70,000          66,000
                                   -----------    -----------     -----------
Total                                6,971,899      6,199,000       1,276,000
                                   -----------    -----------     -----------
Deferred:
  Federal                               17,101        150,000       3,762,000
  State                                 52,000        (31,000)        186,000
                                   -----------    -----------     -----------
Total                                   69,101        119,000       3,948,000
                                   -----------    -----------     -----------
Provision for income taxes         $ 7,041,000    $ 6,318,000     $ 5,224,000
                                   ===========    ===========     ===========

     The difference between the Company's effective income tax rate and the United States statutory rate is reconciled below:

                                              1999          1998         1997
U. S. statutory rate                          35.0%         34.0%        34.0%
State taxes,
      net of federal benefit                   5.0           5.0          5.0
Other, net                                    (1.0)           --           --
                                            ------        ------       ------
Effective tax rate                            39.0%         39.0%        39.0%
                                            ======        ======       ======

     The tax effects of the items comprising the Company's net deferred tax assets at the end of February 1999 and 1998 are as follows:

                                                   1999                        1998
                                            Current    Long-term        Current     Long-term
Deferred tax liabilities:
 Differences between book and
  tax basis of property                 $        --   $(1,487,328)    $        --  $(1,630,688)
Unrealized gain on
 marketable securities                     (150,452)            --             --            --
                                        -----------   -----------    -----------   -----------
Deferred tax liabilities                   (150,452)   (1,487,328)             --   (1,630,688)
                                        -----------   -----------    -----------   -----------
Deferred tax assets:
 Reserves not currently deductible          108,361            --        379,842            --
 Income deferred for book purposes          606,750     1,245,473        485,477     1,070,540
 Net operating loss carry forwards
  (utilization limited to $39,000 per
  year through 2005)                        231,578            --        330,562            --
                                        -----------   -----------    -----------   -----------
Deferred tax assets                         946,689     1,245,473      1,195,881     1,070,540
                                        -----------   -----------    -----------   -----------
Net deferred tax assets (liabilities)   $   796,237   $  (241,855)   $ 1,195,881   $  (560,148)
                                        ===========   ===========    ===========   ===========

     Tax benefits that pertained to certain employee stock option exercises of $304,104 and $936,138 were recorded to additional paid-in capital for the fiscal years ended February 1999 and 1998, respectively.

7.   COMMITMENTS AND CONTINGENT LIABILITIES

     Lease Commitments - The Company leases various facilities under operating leases whose terms expire from 2000 to 2004; the leases contain renewal options ranging from two to five years. Minimum annual lease payments are as follows:

                            2000      $ 1,090,300
                            2001          911,600
                            2002          445,800
                            2003          222,900
                            2004           89,000
                                      -----------
                           Total      $ 2,759,600
                                      ===========

     Rental expense under operating leases aggregated approximately $1,235,000, $1,028,000, and $844,000 for the fiscal years ended February 1999, 1998, and 1997, respectively.

8.   EMPLOYEE BENEFIT PLAN

     The Company has a defined contribution 40l(k) plan covering substantially all full-time employees. Under the provisions of the plan, employees may contribute a portion of their compensation within certain limitations. The Company matches a percentage of employee contributions on a discretionary basis as determined by the Board of Directors. The Company's Board of Directors

--------------------------------------------------------------------------------
LoJack Corporation and Subsidiaries
--------------------------------------------------------------------------------

elected to match 50% of employee contributions (100% of employee contributions for those with more than five years of service) in fiscal year 1999; and 50% and 40% of all employee contributions in fiscal 1998 and 1997, respectively, subject to certain limitations. Company contributions become fully vested after five years of continuous service. Company contributions related to the plan were $412,000, $126,000, and $139,000 for the fiscal years ended February 1999, 1998, and 1997, respectively.

9.   EXPORT SALES

     Export revenues relate to product sales to and licensing revenues from unaffiliated licensees in foreign countries. A summary of such revenues is as follows:

                                     1999             1998             1997
Export Revenues:
  Europe and Russia              $ 2,011,000      $ 1,841,000      $   871,000
  South America                    2,815,000        7,108,000        3,131,000
  Asia                               638,000        1,296,000        2,324,000
  Caribbean                          328,000          293,000               --
  Africa                           5,082,000        3,291,000        3,372,000
                                 -----------      -----------      -----------
Total                            $10,874,000      $13,829,000      $ 9,698,000
                                 ===========      ===========      ===========

10.  SEGMENT INFORMATION

     The following tables present information about the Company's operating segments for the years ended February:

                                                           Domestic Segment  International   Consolidated
                                                                               Segment
1997
----
Revenues:
Product sales                                                $ 51,966,682    $  5,463,539   $ 57,430,221
License fees and system component revenues                             --       4,234,280      4,234,280
                                                             ------------    ------------   ------------
        Total revenues                                         51,966,682       9,697,819     61,664,501
Interest income                                                 1,571,867              --      1,571,867
Interest expense                                                 (153,517)             --       (153,517)
Depreciation and amortization                                   2,420,546           5,248      2,425,794
Income tax expense                                              3,514,000       1,710,000      5,224,000
Segment net income                                              5,506,108       2,674,090      8,180,198
Capital expenditures (excluding capital leases)                 2,262,333          15,110      2,277,143
Segment assets                                                 34,987,574       3,177,569     38,165,143

1998
----
Revenues:
Product sales                                                $ 60,673,286    $ 10,035,507   $ 70,708,793
License fees and system component revenues                             --       3,793,525      3,793,525
                                                             ------------    ------------   ------------
        Total revenues                                         60,673,286      13,829,032     74,502,318
Interest income                                                   787,636              --        787,636
Interest expense                                                 (210,784)             --       (210,784)
Depreciation and amortization                                   2,772,195           5,441      2,777,636
Income tax expense                                              3,778,000       2,540,000      6,318,000
Segment net income                                              5,913,945       3,973,043      9,886,988
Capital expenditures (excluding capital leases)                 2,666,127           6,730      2,672,857
Segment assets                                                 28,413,616       4,247,292     32,660,908

1999
----
Revenues:
Product sales                                                $ 72,335,435    $  8,696,783   $ 81,032,218
License fees and system component revenues                             --       2,177,485      2,177,485
                                                             ------------    ------------   ------------
        Total revenues                                         72,335,435      10,874,268     83,209,703
Interest income                                                   428,388              --        428,388
Interest expense                                                 (265,412)             --       (265,412)
Depreciation and amortization                                   3,296,819           3,932      3,300,751
Income tax expense                                              5,628,000       1,413,000      7,041,000
Segment net income                                              8,798,634       2,209,444     11,008,078
Capital expenditures (excluding capital leases)                   652,285              --        652,285
Segment assets                                                 36,393,377       2,085,280     38,478,657

The 1999, 1998, and 1997 domestic and international segment assets are net of intercompany eliminations of approximately $2,547,000, $1,162,060 and $0, respectively.

--------------------------------------------------------------------------------
Independent Auditors' Report
--------------------------------------------------------------------------------

To the Board of Directors and Stockholders of LoJack Corporation:

     We have audited the accompanying consolidated balance sheets of LoJack Corporation and subsidiaries as of February 28, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of LoJack Corporation and subsidiaries as of February 28, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 1999 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
April  22, 1999
(May  26, 1999 as to the first paragraph of Note 4)

--------------------------------------------------------------------------------
LoJack Corporation and Subsidiaries
--------------------------------------------------------------------------------

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

Harold W. Shad, III
President and Chief Executive Officer
Shad Management

Larry C. Renfro
Chief Executive Officer
LCR Financial Group, Inc.

Lee T. Sprague
Private Investor

Thomas A. Wooters
Clerk

Registrar and Transfer Agent

American Stock Transfer
& Trust Company
New York, New York

Securities Listings

NASDAQ: National Market Systems-"LOJN"

Annual meeting

10:00 a.m.
July 21, 1999
Sheraton Tara Hotel
Braintree, Massachusetts

Form 10-K Availability

The Company's annual report filed with the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

        Investor Relations
        LoJack Corporation
        Norfolk Place
        333 Elm Street
        Dedham, Massachusetts 02026
        781.326.4700

or through our website
(www.lojack.com).

Corporate Counsel

Sullivan & Worcester LLP
Boston, Massachusetts

Independent Auditors

Deloitte & Touche LLP
Boston, Massachusetts

Investor Relations

Swanson Communications
New York, New York
516.671.8582