Form 10-K, Exhibit 13
period 2000-02-29
LOJACK CORP
filed 2000-05-26
CIK 355777

                                                                  EXHIBIT 13
                                                              ------------------
                                                              2000 Annual Report

                                Company Profile
                                ---------------


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

LoJack's mission is to be the leading, premium-branded aftermarket provider of vehicle tracking and related products. The Company's strategy is to strengthen its position in current markets and expand into new markets while extending the LoJack brand into other related products, such as Telematics. The Company expects to continue its strategy of licensing the LoJack brand in international markets.

The LoJack System is currently operational in the following states: Arizona, California, Connecticut, Delaware, Florida, Georgia, Illinois, Maryland, Massachusetts, Michigan, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, Texas, Virginia, and the District of Columbia.

International licensees are operating stolen vehicle recovery systems using LoJack's technology in the following countries: Argentina, Brazil, Colombia, Ecuador, Greece, Hong Kong, P.R.C., Kenya, Korea, Mexico, Nigeria, Panama, Poland, Russia, South Africa, Trinidad and Tobago, United Kingdom and Venezuela.

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

                                        High        Low
         Fiscal 1999
         First Quarter                $14.625    $12.000
         Second Quarter                14.125     11.250
         Third Quarter                 11.750      8.000
         Fourth Quarter                12.333      8.875

         Fiscal 2000
         First Quarter                  9.000      6.813
         Second Quarter                11.875      7.750
         Third Quarter                  9.500      6.750
         Fourth Quarter                 8.313      6.250

On May 18, 2000, there were 3,100 record holders of the Company's Common Stock. The Company believes the actual number of beneficial owners of the Common Stock is approximately 12,200 because a large number of the shares of the Company's Common Stock is held in custodial or nominee accounts for the benefit of persons other than the record holder.

LoJack has never paid a dividend, and at the present time the Company expects that future earnings will be retained for use in its business or to repurchase shares of its Common Stock. The Company's loan agreement with a bank permits the payment of dividends so long as such payment does not cause noncompliance with certain loan covenants.

                             Letter to Shareholders
                             ----------------------


LoJack Corporation has compiled an impressive record of revenue and profit growth over its history and is today the nation's largest marketer of security products for the automotive aftermarket. In Fiscal 2000 we recorded an 8% revenue growth to over $90 million, and net income of over $9 million; however, several areas of our operations did not meet our expectations. First, expansion to new international markets, and recovery in some of the existing ones was slower than expected due to political and economic conditions. This caused a slight decrease in our revenues from that segment. We also expanded our operations to new domestic markets at a lower rate than in recent years. Lastly, the number of dealers regularly selling our product did not expand at the rate experienced in prior years.

Despite some disappointments, LoJack continues to be a very profitable company with an outstanding international identity as the leader in stolen vehicle recovery technology and with the opportunity for significant future growth. Throughout the world LoJack's proprietary stolen vehicle recovery system is the technology most widely used by law enforcement agencies in their battle against vehicle theft. In the United States alone, there have been over 35,000 recoveries of LoJack equipped vehicles and untold thousands more vehicle recoveries associated with the LoJack recoveries. Over 20% of LoJack recoveries have resulted in arrests and many recoveries have been a significant tool in assisting law enforcement in locating chop shops and investigating other criminal activity. Because of our system's effectiveness LoJack receives outstanding cooperation from participating law enforcement agencies.

For Fiscal 2000, revenues were $90,159,000, an 8% increase over revenues of $83,210,000 for a year earlier. Net income was $9,081,000, or $.52 per diluted share compared to $11,008,000, or $.57 per diluted share, for fiscal 1999. Included in Fiscal 2000 net income was a net gain of $.01 per diluted share after taxes on a gain on the sale of marketable securities, which was partially offset by a charge related to the financial difficulties of a licensee. Net income for fiscal 1999 included a gain on the sale of marketable securities of $.03 per diluted share after taxes.

Domestic Operations

In fiscal 2000 the Company had an 11% increase in revenues from our domestic operations. This growth rate was very solid as it primarily represents an increase in same market sales since our domestic expansion for the year was limited to new areas within our existing California, Florida and Texas markets. Domestic sales of LoJack units increased by an encouraging l6% compared to the previous year. We believe that we can continue to grow revenues from our core domestic markets, which comprise a distribution network of over 6,000 new car dealerships, at healthy rates by continuing to target major dealer organizations and by increasing sales in smaller individual groups and new car dealerships.

                                    [PHOTO]

In addition to our new car business we are also expecting to increase our fleet, commercial and heavy equipment business. We experienced modest success in this area in Fiscal 2000, and see real opportunity in several vertical markets, including construction equipment and tractor-trailers. We recently formed a commercial business unit to focus more attention to this largely untapped market.

Over the next three years LoJack anticipates significant domestic expansion. In March 2000 we began operations in the San Francisco and San Jose areas and we have just completed expanding coverage in Texas to San Antonio and Austin. We also expect to expand our Northern California coverage to Sacramento, Stockton and Modesto by the end of the second quarter. We are proceeding with plans to add Louisiana and Nevada by the end of the second quarter of this fiscal year. In addition, we are negotiating with authorities in Colorado, Ohio and North Carolina to add those markets to our coverage area within two years. Completion of these plans will increase LoJack's domestic market coverage to approximately 65% of the U.S. population.

For Fiscal 2001 we have expanded our multimedia advertising program, which includes national cable television, national automotive magazines and our traditional drive time radio, to include Internet advertising to address the growing population of consumers who are utilizing the Internet in their new car buying decisions. We believe that our media campaign offers visible support to our new car dealer network, and improves our strong brand name, consumer awareness, and product acceptance as the leader in the automotive aftermarket for vehicle security.

International Operations

We experienced an 8% decrease in revenues in our international sector in Fiscal 2000. This problem is not unique to LoJack. Many companies that do business internationally are experiencing similar difficulties in producing gains in their international operations primarily due to the unpredictability of economic and political conditions that are prevalent in markets around the globe. That said, I am pleased to report that during Fiscal 2000 we

                             Letter to Shareholders
                             ----------------------


expanded the International LoJack Stolen Vehicle Recovery Network to include Nigeria and Poland and we have recently signed agreements to expand our International LoJack Stolen Vehicle Recovery Network to include Brazil, Spain, Portugal, and Uruguay. Also, we have recently resumed shipping product to Russia, Colombia, Venezuela and Argentina after extended periods of inactivity in those markets.

We are also moving forward to expand coverage to Canada beginning in the Toronto area, which could be operational by the end of this fiscal year. Similar efforts are underway to expand the coverage of our LoJack licensee in Mexico to Mexico City. This licensee is presently awaiting approval from the Mexican authorities to authorize this expansion, and to approve the use of his present frequency nationwide. Both the Canadian and Mexican systems are planning to operate on the U.S. frequency which will allow the LoJack Technology to work on both sides of the borders.

Fiscal 2001 and Beyond

We have accomplished the successful introduction of a new technology, which has compiled an outstanding record of performance. Using this technology, we have established a highly profitable company with an exceptionally well known brand name, and a solid distribution network with the added benefit of a nationwide sales and installation organization. Based on the success and the reputation we have established, we have identified our mission to be the leading, premium-branded aftermarket provider of vehicle tracking and related products. Our strategy is to strengthen our position in current markets and expand into new markets while extending the LoJack brand into other related products, such as Telematics. The Company expects to continue its strategy of licensing the LoJack brand in international markets.

As a part of translating this mission into reality, I will outline some of our new product initiatives. We have recently signed an agreement with Wireless Link, a design/development engineering firm specializing in wireless technology, to develop a LoJack "Telematics" product. This new product will be applicable to both the consumer and commercial markets.

The Telematic product we are developing will provide location information using Global Positioning Satellites (GPS). This product will provide consumers with features such as: roadside assistance, medical alert, collision notification, the ability to remotely open/close door locks and disable the engine. For the commercial customer, this information will greatly enhance productivity. We are presently seeking to pool our experience and resources with other companies in the wireless field to offer a premier, affordable product that can gain the widest possible acceptance in the growing consumer and commercial telematics markets.

Telematics products of the future will be capable of delivering many new services to the vehicle including Internet access and entertainment. Industry studies predict this to be a multi-billion dollar market. The opportunity for these types of products in the automotive aftermarket is significant. We believe that LoJack will become a dominant force because of our national presence in that market, our brand name, distribution and installation capability. We also see strong synergies between such new product lines and LoJack's stolen vehicle recovery technology. This combination has the potential to aid us in gaining increased penetration of our domestic markets.

In addition to new product development we will introduce two new features to the patented LoJack Technology during our third quarter of Fiscal 2001. The first feature will be a signal sent from a stolen vehicle acknowledging that its LoJack unit has been activated and is transmitting. This will allow the LoJack Network to identify the general location of the newly activated signal in the coverage area, which will further assist police in recovering vehicles and improve their already impressive recovery record.

The second feature is designed to be an "Early Warning Alarm" with the ability to send a signal to a LoJack telecommunications center informing LoJack that a vehicle is experiencing an unauthorized use. It will provide an automated request to the customer to check his vehicle to see if it has been stolen, and, if stolen, inform the customer to immediately report the theft to the police.

I am very optimistic about the opportunities we have as a result of continued sales increases, market expansion, product improvements and new product developments for Fiscal 2001 and beyond. I am also encouraged to see some improvement in our international results here in the early part of this fiscal year. Taken together I believe that we will continue to be successful in growing revenues and profits in the coming years. On behalf of the officers and directors of LoJack Corporation, I wish to thank our many dedicated employees whose contributions have played a major role in LoJack's successful history.


/s/ C. Michael Daley

C. Michael Daley
Chairman and Chief Executive Officer

                            Selected Financial Data
                            -----------------------


The following tables set forth selected consolidated financial data of the Company for the periods indicated. The selected consolidated financial data for and as of the end of the years in the five year period ended February 29, 2000 are derived from the consolidated financial statements of the Company which have been audited by Deloitte & Touche LLP, independent auditors. The selected quarterly financial data has not been audited. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes appearing elsewhere in this report.

                                                                                     YEARS ENDED
                                                        FEBRUARY 29,  FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 29,
                                                           2000           1999           1998           1997           1996

STATEMENTS OF OPERATIONS DATA (in thousands, except per share information):
Revenues                                                 $ 90,159       $ 83,210       $ 74,502       $ 61,665       $ 52,516
Cost of goods sold                                         41,933         37,565         32,778         27,704         23,966
                                                         --------       --------       --------       --------       --------
Gross margin                                               48,226         45,645         41,724         33,961         28,550
Costs and expenses                                         34,035         29,159         26,204         22,041         19,945
                                                         --------       --------       --------       --------       --------
Operating income                                           14,191         16,486         15,520         11,920          8,605
Interest income (expense) and other - net                     695          1,563            685          1,484          1,442
                                                         --------       --------       --------       --------       --------
Income before provision (benefit) for income taxes         14,886         18,049         16,205         13,404         10,047
Income tax provision (benefit)                              5,805          7,041          6,318          5,224         (1,931)
                                                         --------       --------       --------       --------       --------
Net income                                               $  9,081       $ 11,008       $  9,887       $  8,180       $ 11,978
                                                         ========       ========       ========       ========       ========

Earnings per common share:
  Basic                                                  $   0.54       $   0.61       $   0.52       $   0.39       $   0.56
                                                         ========       ========       ========       ========       ========
  Diluted                                                $   0.52       $   0.57       $   0.48       $   0.36       $   0.51
                                                         ========       ========       ========       ========       ========

Weighted average shares
  Basic                                                    16,665         17,920         18,934         21,176         21,544
                                                         ========       ========       ========       ========       ========
  Diluted                                                  17,481         19,215         20,580         22,569         23,285
                                                         ========       ========       ========       ========       ========

BALANCE SHEET DATA:
Working capital                                          $ 15,453       $ 18,735       $ 15,486       $ 21,883       $ 33,619
Total assets                                               35,161         38,479         32,661         38,165         53,079
Long-term debt                                              1,204          1,373            793            782            644
Total liabilities                                          13,907         13,363         11,158         10,945          9,352
Stockholders' equity                                       21,254         25,116         21,502         27,220         43,727

REVENUES AND EARNINGS BY QUARTER (Unaudited and in thousands except per share information): Years Ended February 29, 2000 and February 28,1999

                                                    2000                                            1999
                                 First      Second       Third      Fourth       First      Second       Third      Fourth
Revenues                       $22,501     $24,085     $22,168     $21,405     $20,265     $21,810     $20,864     $20,271
Gross margin                    12,533      12,904      11,764      11,025      11,383      12,328      11,313      10,621
Net income                       2,245       2,521       2,505       1,810       3,419       2,866       2,279       2,444
Basic earnings per share       $  0.13     $  0.15     $  0.15     $  0.11     $  0.19     $  0.16     $  0.13     $  0.13
Diluted earnings per share     $  0.12     $  0.14     $  0.15     $  0.11     $  0.17     $  0.15     $  0.12     $  0.13

                      Management's Discussion and Analysis
                      ------------------------------------


LoJack is the developer of, and owns all rights to, the LoJack System, a unique patented system designed to assist law enforcement personnel in locating, tracking, and recovering stolen vehicles. The LoJack System is comprised of a Registration System maintained and operated by LoJack; a Sector Activation System and Police Tracking Computers operated by law enforcement officials (the "Law Enforcement Components"); and the LoJack Unit, a VHF (very high frequency) transponder sold to consumers. The LoJack System is integrated into existing law enforcement computer and telecommunication networks and procedures. If a car equipped with a LoJack Unit is stolen, its owner reports the theft as required to a local police department. Existing law enforcement computer and communication networks and procedures operate in the normal manner for a report of a stolen vehicle. If the theft involves a vehicle equipped with a LoJack Unit, a unique radio signal will be transmitted automatically to the LoJack Unit in the stolen vehicle activating its tracking signal. The tracking signal emitted from the LoJack Unit can be detected by the Police Tracking Computer installed in police patrol cars throughout the coverage areas and is used to lead law enforcement officers to the stolen vehicle.

The Company's revenues in the United States are derived primarily from the sale of LoJack Units and related products to consumers. Approximately 95% of such sales are made through a distribution network consisting of new and used automobile dealers.

The Company also derives revenues from fees, sales of product, and royalties pursuant to agreements to license ("License Agreements") the use of the Company's stolen vehicle recovery system technology, to selected international markets. In connection with this international expansion, the Company modified its stolen vehicle recovery technology to develop the CarSearch Stolen Vehicle Recovery System ("CarSearch"). Unlike the LoJack System currently in operation in the United States, CarSearch has the flexibility of operating independently of existing law enforcement communication networks.


Results of Operations

Year Ended February 29, 2000 ("fiscal 2000") vs. February 28, 1999 ("fiscal 1999")

Revenues increased by $6,949,000, or 8%, to $90,159,000 in fiscal 2000 from $83,210,000 in fiscal 1999. Revenues from domestic markets increased by $7,846,000, or 11%, to $80,181,000 in fiscal 2000 from $72,335,000 in fiscal
1999. Revenues from product sales and licensing fees related to international licensing agreements decreased by $897,000, or 8%, in fiscal 2000 to $9,978,000 from $10,874,000 in fiscal 1999.

The increase in domestic revenues resulted primarily from an increase of 16% in the number of LoJack Units sold in fiscal 2000, as compared to a year earlier, offset partially by reduction in the average revenue earned per LoJack Unit sold as a result of standard volume variable pricing discounts earned by larger customers, and by decreases in the penetration of sales of optional alarm products.

The decrease in international revenues of $897,000 is the result of a decrease in system components and license fee revenues of $36,000 and a decrease in revenues on sales of and royalties on the international version of the LoJack Unit and related products of $861,000.

Cost of goods sold for fiscal 2000 increased to 47% of revenues from 45% in fiscal 1999. Domestically, cost of goods sold was 46% of related revenues in fiscal 2000 as compared to 44% a year earlier. The increase in domestic cost of goods sold was principally related to the aforementioned reduction in average revenue per LoJack Unit sold. International cost of goods sold decreased to 50% of related revenues in fiscal 2000 from 52% a year earlier. The change in international cost of goods sold resulted from changes in the mix of product sales and license fee revenue.

Systems costs and research and development expense increased by $884,000 in fiscal 2000 to $2,186,000, from $1,302,000 in fiscal 1999. Systems costs increased by $408,000 to $1,508,000 in fiscal 2000 from $1,100,000 a year earlier, primarily as a result of increases in systems and engineering salaries and benefits and system maintenance costs. Research and development expense increased by $476,000 to $678,000 in fiscal 2000 from $201,000 a year earlier, primarily as a result of the timing of certain work related to a redesign of the LoJack Unit and other new product research and development initiatives. Approximately $291,000 of product development costs associated with a new feature of the LoJack Unit was capitalized during fiscal 2000.

Marketing expense increased by $2,939,000, to $20,525,000 in fiscal 2000 from $17,586,000 in fiscal 1999. This increase resulted from an increase in media expense of $1,039,000 and an increase of $1,900,000 in marketing salaries and benefits, and other expenses related to market expansion, an increase in size and quality of sales force, and an increase in overall business volume.

General and administrative expense increased by $929,000 to $9,418,000 in fiscal 2000 from $8,489,000 in fiscal 1999. This

                      Management's Discussion and Analysis
                      ------------------------------------


increase was primarily the result of increases in administrative salaries and benefits, and other general and overhead expenses related to the increase in the domestic business and market expansion, as well as certain professional, consulting fees, and information systems costs.

Depreciation and amortization increased by $124,000 to $1,905,000 in fiscal 2000 from $1,781,000 in fiscal 1999, primarily as the result of depreciation expense in fiscal 2000 on the LoJack System in new expansion markets, computer equipment and other capital expenditures and amortization on a patent acquired during the year.

Other income (expense) in fiscal 2000 included an expense of $457,000 related to the write-off of advances to the Company's German licensee who was experiencing severe financial difficulties and costs incurred related to such advances. The licensee filed for bankruptcy in October 1999. Other income (expense) in fiscal 2000 also included a gain on the sale of marketable securities of $864,000 related to the sale of the remaining portion of the Company's stock in its United Kingdom licensee, and a gain on the sale of certain installation vehicles in the normal course of business of $184,000. In fiscal 1999 other income (expense) included a gain on the sale of marketable securities of $1,100,000 and a gain on the sale of certain installation vehicles in the normal course of business of $300,000.

Interest expense increased by $8,000 to $273,000 in fiscal 2000 from $265,000 in fiscal 1999.

Interest income decreased by $51,000 to $377,000 in fiscal 2000 from $428,000 in fiscal 1999, as a result of the decrease in cash available for investment during the year.

Provision for income taxes decreased by $1,236,000 to $5,805,000 in fiscal 2000 from $7,041,000 in fiscal 1999 as the result of the decrease in related taxable income. The Company's effective tax rate remained at 39% in fiscal 2000 and 1999.

As a result of the foregoing, net income decreased by $1,927,000 to $9,081,000 in fiscal 2000 from $11,008,000 in fiscal 1999.


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

                      Management's Discussion and Analysis
                      ------------------------------------


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

In fiscal 2000, cash and equivalents decreased by $4,207,000. The overall decrease is the result of cash provided by operating activities of $11,935,000 offset by cash used for investing activities of $1,644,000 and cash used for financing activities of $14,498,000. Cash used for financing activities included $13,067,000 related to the repurchase of the Company's stock under a stock repurchase program initially approved during fiscal 1996 and amended several times since that date, as well as repayment of capital leases of $1,662,000 offset by proceeds from the exercise of stock options of $231,000.

Cash flows used for investing activities in fiscal 2000 included expenditures for property and equipment of $1,949,000 (exclusive of additions under capital leases of $1,754,000), purchase of a patent for $425,000, product development costs capitalized of $291,000 and advances to a licensee and related costs of $457,000. Additionally, in fiscal 2000 the Company sold the remaining shares of United Kingdom licensee stock and netted proceeds of $1,478,000.

Cash flow provided by operating activities in fiscal 2000 of $11,935,000 was primarily attributed to net income of $9,081,000, depreciation and amortization of $3,862,000, and a decrease in inventories of $2,073,000, offset by a use of cash by an increase in receivables of $2,630,000. The increase in receivables is primarily due to an increase in the Company's domestic sales and timing of certain international shipments. The decrease in inventory resulted from a decrease in international inventory and a decrease in domestic inventory primarily related to the rollout of a third generation LoJack Unit in the fourth quarter.

The Company is presently pursuing opportunities to expand its stolen vehicle recovery system to several additional domestic markets, which meet the qualifications set forth in the Company's strategic plan. The Company expects that, pending receipt of necessary approvals, certain of these potential expansion markets will become operational during fiscal 2001. The Company plans to fund these expansions as well as other capital expenditures during fiscal 2001 using working capital cash flow from operations, or the existing line of credit discussed below. The Company estimates capital expenditures in fiscal 2001 of approximately $2,750,000 principally for planned domestic market expansions as well as other on-going capital requirements.

As of February 29, 2000 the Company had working capital of $15,453,000. The Company believes that its anticipated capital and operating requirements for fiscal 2001 can be funded from cash flows from operations and the existing line of credit discussed below. The Company's line-of-credit with the bank provides for unsecured borrowings up to a maximum of $7,500,000. Outstanding borrowings bear annual interest, payable monthly, at the bank's base rate. There were no outstanding borrowings under the line-of-credit as of February 29, 2000. The line-of-credit will expire on June 1, 2002.

During fiscal 1996 the Company's Board of Directors authorized a stock repurchase program which as amended provided for the repurchase of up to 5,200,000 common shares. In April 1999, the Company's Board of Directors increased the number of shares to be purchased to 6,200,000 shares. In September 1999, the Board of Directors increased the total by 1,000,000 to 7,200,000 total shares authorized under the Company's repurchase program. As of February 29, 2000 the Company had repurchased 6,393,600 shares for a total of $65,299,054.

The Company continues to participate in research and development efforts regarding both improvements and modifications to the LoJack Unit and LoJack system components. The Company expects to spend approximately $738,000 in fiscal 2001 on its research and development efforts as compared with $678,000 spent in fiscal 2000.

                      Management's Discussion and Analysis
                      ------------------------------------


The Company is also continuing to explore possible investment opportunities, including, but not limited to, possible acquisitions of, or investments in, other companies.


Other Information

Year 2000 Issue

The "Year 2000 Issue" ("Y2K") related to potential problems resulting from the incorrect processing of information using dates or date sensitive data by computers and other machines utilizing embedded microprocessors. The problem is attributable to the computer or software recognizing the year as a two digit number "00" as opposed to the Year "2000". The Company was adequately prepared for Y2K and did not experience any significant disruptions related to the Company's information technology ("IT") and non-IT systems. Additionally, the Company did not encounter any disruptions in service or communications with its mission critical service vendors, suppliers of products, logistics vendors or its customers.


New Accounting Pronouncements

See Note 1, New Accounting Pronouncements, in the Notes to the Consolidated Financial Statements for a discussion of these matters.

International Operations

In fiscal 2000 the Company derived 11% of its consolidated revenues from the international operations of its foreign licensees, with sales concentrations in certain countries. The Company generally sells to foreign licensees through cash prepayments, letters of credit, and bonded warehouse arrangements, or purchases export insurance, which assures payment for its products. However, matters affecting the operations or financial condition of the Company's foreign licensees, many of which are beyond the control of the Company, may affect the timing of licensing arrangements or orders of LoJack's products by such licensees.

Cautionary Statements

The Private Securities Litigation Reform Act of 1995 contains certain safe harbors regarding forward-looking statements. From time to time, information provided by the Company or statements made by its employees may contain "forward-looking" information which involve risk and uncertainties. Any statements in this report and accompanying materials that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of the Company's market and customers, the Company's objectives and plans for future operations and products and the Company's expected liquidity and capital resources). Such forward-looking statements are based on a number of assumptions and involve a number of risks and uncertainties, and accordingly, actual results could differ materially. Factors that may cause such differences include, but are not limited to: the continued and future acceptance of the Company's products and services, the rate of growth in the industries of the Company's customers; the presence of competitors with greater technical, marketing and financial resources; the Company's ability to promptly and effectively respond to technological change to meet evolving customer needs; capacity and supply constraints or difficulties; and the Company's ability to successfully expand its operations. For a further discussion of these and other significant factors to consider in connection with forward-looking statements concerning the Company, reference is made to Exhibit 99 of the Company's Annual Report on Form 10-K for the fiscal year ended February 29, 2000.

Quantitative and Qualitative Disclosures about Market

The Company has limited exposure to market risk due to the nature of its financial instruments. The Company's financial instruments at February 29, 2000 consist of cash and equivalents, accounts receivable, accounts payable, deposits, accrued liabilities, and capital lease obligations. The fair value of these financial instruments as of February 29, 2000 approximate their carrying values.

The Company's interest rate exposure is limited primarily to interest rate changes on its $7,500,000 variable rate line-of-credit facility. Any outstanding amounts under the facility are presumed to approximate market value, as the facility's interest rate will adjust accordingly with market rates. An immediate adverse change in market interest rates would not have had any effect on the Company's interest expense, as there were no borrowings under the facility during fiscal 2000. In addition, the Company does not have any foreign currency exposure as it does not have foreign subsidiaries and all amounts are transacted in U.S. dollars.

Currently, the Company does not enter into financial instrument transactions for trading or other speculative purposes.

                          Consolidated Balance Sheets
                          ---------------------------

                    FEBRUARY 29, 2000 AND FEBRUARY 28, 1999

ASSETS                                                                                              2000              1999

CURRENT ASSETS:
   Cash and equivalents ..............................................................          $  6,023,323      $ 10,230,215
   Accounts receivable--Net ..........................................................            12,096,998         9,679,102
   Inventories .......................................................................             3,593,760         5,666,718
   Prepaid expenses and other ........................................................               152,393           217,609
   Prepaid income taxes ..............................................................             1,595,421           779,118
   Deferred income taxes .............................................................             1,021,394           796,237
                                                                                                ------------      ------------
      Total current assets ...........................................................            24,483,289        27,368,999

MARKETABLE SECURITIES ................................................................                    --           999,232

PROPERTY AND EQUIPMENT--Net ..........................................................             9,780,828         9,873,105

OTHER ASSETS--(Net of accumulated amortization of $442,124 and $375,139) .............               897,173           237,321
                                                                                                ------------      ------------
TOTAL ................................................................................          $ 35,161,290      $ 38,478,657
                                                                                                ============      ============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of capital
      lease obligations ..............................................................          $  1,556,536      $  1,297,046
   Accounts payable ..................................................................             3,016,220         3,437,895
   Accrued and other liabilities .....................................................             1,351,218         1,152,690
   Current portion of deferred revenue ...............................................             1,621,933         1,516,875
   Accrued compensation ..............................................................             1,484,850         1,229,970
                                                                                                ------------      ------------
      Total current liabilities ......................................................             9,030,757         8,634,476
                                                                                                ------------      ------------
DEFERRED REVENUE .....................................................................             3,026,442         3,113,683
                                                                                                ------------      ------------
DEFERRED INCOME TAXES ................................................................               645,730           241,855
                                                                                                ------------      ------------
CAPITAL LEASE OBLIGATIONS ............................................................             1,204,412         1,372,760
                                                                                                ------------      ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Common stock - $.01 par value; authorized, 35,000,000 shares; issued,
      22,474,581 and 22,399,381 shares at February 29, 2000
      and February 28, 1999, respectively ............................................               224,746           223,994
   Additional paid-in capital ........................................................            60,688,316        60,329,803
   Accumulated other comprehensive income ............................................                    --           235,323
   Retained earnings .................................................................            25,639,941        16,559,076
   Treasury stock, at cost, 6,393,600 and 4,736,600
      shares of common stock at February 29, 2000
      and February 28, 1999, respectively ............................................           (65,299,054)      (52,232,313)
                                                                                                ------------      ------------
         Total stockholders' equity ..................................................            21,253,949        25,115,883
                                                                                                ------------      ------------
TOTAL ................................................................................          $ 35,161,290      $ 38,478,657
                                                                                                ============      ============

See notes to consolidated financial statements.

                      LOJACK CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
          YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999 AND 1998

                                                                           2000               1999               1998
REVENUES ...................................................           $ 90,158,708       $ 83,209,703       $ 74,502,318

COST OF GOODS SOLD .........................................             41,933,181         37,565,161         32,777,929
                                                                       ------------       ------------       ------------

GROSS MARGIN ...............................................             48,225,527         45,644,542         41,724,389
                                                                       ------------       ------------       ------------
COSTS AND EXPENSES:
   Systems costs and research and development ..............              2,186,293          1,301,997          1,182,988
   Marketing ...............................................             20,525,427         17,585,841         15,901,693
   General and administrative ..............................              9,418,302          8,489,468          7,319,715
   Depreciation and amortization ...........................              1,904,736          1,781,010          1,800,163
                                                                       ------------       ------------       ------------

      Total ................................................             34,034,758         29,158,316         26,204,559
                                                                       ------------       ------------       ------------

OPERATING INCOME ...........................................             14,190,769         16,486,226         15,519,830
                                                                       ------------       ------------       ------------
OTHER INCOME (EXPENSE):
   Interest expense ........................................               (273,477)          (265,412)          (210,784)
   Interest income .........................................                376,604            428,388            787,636
   Gain on sale of fixed assets ............................                184,122            300,279            108,306
   Other expense ...........................................               (456,244)                --                 --
   Gain on sale of marketable securities ...................                864,091          1,099,597                 --
                                                                       ------------       ------------       ------------

      Total ................................................                695,096          1,562,852            685,158
                                                                       ------------       ------------       ------------

INCOME BEFORE PROVISION FOR INCOME TAXES ...................             14,885,865         18,049,078         16,204,988

PROVISION FOR INCOME TAXES .................................              5,805,000          7,041,000          6,318,000
                                                                       ------------       ------------       ------------

NET INCOME .................................................           $  9,080,865       $ 11,008,078       $  9,886,988
                                                                       ============       ============       ============
EARNINGS PER SHARE:

   BASIC ...................................................           $       0.54       $       0.61       $       0.52
                                                                       ============       ============       ============

   DILUTED .................................................           $       0.52       $       0.57       $       0.48
                                                                       ============       ============       ============

WEIGHTED AVERAGE SHARES:

   BASIC ...................................................             16,665,116         17,919,868         18,934,414
                                                                       ============       ============       ============

   DILUTED .................................................             17,481,403         19,215,061         20,579,884
                                                                       ============       ============       ============

See notes to consolidated financial statements.

                       LOJACK CORPORATION AND SUBSIDIARIES

                             --------------------

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
          Years Ended February 29, 2000 AND FEBRUARY 28, 1999 AND 1998

                                                                                                              Treasury Stock
                                                     Common Stock           Additional      Retained          --------------
                                               Number of                     Paid-in        Earnings       Number of
                                                Shares         Amount        Capital        (Deficit)       Shares        Amount
                                                ------         ------        -------        ---------       ------        ------
BALANCE,
MARCH 1, 1997 .............................    21,985,091   $    219,851   $ 57,539,986   $ (4,335,990)    2,569,500   $(26,203,658)

Exercise of stock options .................       265,290          2,653      1,017,684
Repurchase of common stock ................                                                                1,402,000    (17,561,168)
Tax benefit of employee stock
   option exercises .......................                                     936,138
Net income ................................                                                  9,886,988
                                              -----------   ------------   ------------   ------------    ----------   ------------
BALANCE,
FEBRUARY 28, 1998 .........................    22,250,381        222,504     59,493,808      5,550,998     3,971,500    (43,764,826)

Comprehensive Income:
   Net income .............................                                                 11,008,078
   Unrealized gain on marketable securities
   (net of taxes of $150,452) .............

Total comprehensive income

Exercise of stock options .................       149,000          1,490        531,891
Repurchase of common stock ................                                                                  765,100     (8,467,487)
Tax benefit of employee stock
   option exercises .......................                                     304,104
                                              -----------   ------------   ------------   ------------    ----------   ------------
BALANCE,
FEBRUARY 28, 1999 .........................    22,399,381        223,994     60,329,803     16,559,076     4,736,600    (52,232,313)

Comprehensive Income:
   Net income .............................                                                  9,080,865
   Sale of marketable securities ..........
Total comprehensive income

Exercise of stock options .................        75,200            752        230,257
Repurchase of common stock ................                                                                1,657,000    (13,066,741)
Tax benefit of employee stock
   option exercises .......................                                     128,256
                                              -----------   ------------   ------------   ------------    ----------   ------------

BALANCE,
FEBRUARY 29, 2000 .........................    22,474,581   $    224,746   $ 60,688,316   $ 25,639,941     6,393,600   $(65,299,054)
                                              ===========   ============   ============  =============    ==========   ============








































                                             Accumulated Other
                                              Comprehensive
                                                  Income              Total
                                                  ------              -----
BALANCE,
MARCH 1, 1997 .............................    $         --       $ 27,220,189

Exercise of stock options .................                          1,020,337
Repurchase of common stock ................                        (17,561,168)
Tax benefit of employee stock
   option exercises .......................                            936,138
Net income ................................                          9,886,988
                                               ------------       ------------
BALANCE,
FEBRUARY 28, 1998 .........................                         21,502,484
                                                                  ------------
Comprehensive Income:
   Net income .............................                         11,008,078
   Unrealized gain on marketable securities
   (net of taxes of $150,452) .............         235,323            235,323
                                                                  ------------
Total comprehensive income                                          11,243,401
                                                                  ------------

Exercise of stock options .................                            533,381
Repurchase of common stock ................                         (8,467,487)
Tax benefit of employee stock
   option exercises .......................                            304,104
                                               ------------       ------------
BALANCE,
FEBRUARY 28, 1999 .........................         235,323         25,115,883
                                                                  ------------
Comprehensive Income:
   Net income .............................                          9,080,865
   Sale of marketable securities ..........        (235,323)          (235,323)
                                                                  ------------
Total comprehensive income                                           8,845,542
                                                                  ------------

Exercise of stock options .................                            231,009
Repurchase of common stock ................                        (13,066,741)
Tax benefit of employee stock
   option exercises .......................                            128,256
                                               ------------       ------------

BALANCE,
FEBRUARY 29, 2000 .........................    $         --       $ 21,253,949
                                               ============       ============

See notes to consolidated financial statements.

                       LOJACK CORPORATION AND SUBSIDIARIES

                             --------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
         Years Ended February 29, 2000 AND FEBRUARY 28, 1999 AND 1998

                                                                                       2000              1999              1998
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Income ................................................................     $  9,080,865      $ 11,008,078      $  9,886,988

   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization ..........................................        3,862,101         3,300,751         2,777,636
      Provision for doubtful accounts ........................................          212,290            99,103           217,139
      Deferred income taxes ..................................................          329.168           (69,101)          119,000
      Advances to licensee and related costs .................................          456,242                --                --
      Gain on sale of marketable securities ..................................         (864,091)       (1,099,597)               --
      Increase (decrease) in cash from changes in
       assets and liabilities:
        Accounts receivable ..................................................       (2,630,186)       (1,704,224)         (860,629)
        Inventories ..........................................................        2,072,958          (783,680)       (1,137,565)
        Vendor deposit .......................................................               --         1,432,000        (1,432,000)
        Prepaid expenses and other ...........................................           65,216           (85,455)           21,658
        Prepaid income taxes .................................................         (688,047)         (475,014)               --
        Other assets .........................................................          (11,272)          (91,633)           (9,627)
        Accounts payable .....................................................         (421,675)          859,547          (263,838)
        Accrued and other liabilities ........................................          453,408          (207,994)          804,496
        Deferred revenue .....................................................           17,817           740,514           755,218
                                                                                   ------------      ------------      ------------
          Net cash provided by operating activities ..........................       11,934,794        12,923,295        10,878,476
                                                                                   ------------      ------------      ------------

Cash flows from investing activities:
   Expenditures for property and equipment - net .............................       (1,949,301)         (652,285)       (2,672,857)
   Purchase of patent ........................................................         (425,000)               --                --
   Expenditures for product development ......................................         (290,564)               --                --
   Purchase of marketable securities .........................................               --        (1,259,170)               --
   Advances to licensee and related costs ....................................         (456,242)               --                --
   Proceeds from sale of marketable securities ...............................        1,477,548         1,745,310                --
   Maturity of short-term investment .........................................               --         1,400,000           200,000
                                                                                   ------------      ------------      ------------
          Net cash (used for) provided by investing activities ...............       (1,643,559)        1,233,855        (2,472,857)
                                                                                   ------------      ------------      ------------

Cash flows from financing activities:
   Exercise of stock options .................................................          231,009           533,381         1,020,337
   Repayment of capital lease obligations ....................................       (1,662,395)       (1,491,177)       (1,038,140)
   Repurchase of common stock ................................................      (13,066,741)       (8,467,487)      (17,561,168)
                                                                                   ------------      ------------      ------------
          Net cash used for financing activities .............................      (14,498,127)       (9,425,283)      (17,578,971)
                                                                                   ------------      ------------      ------------

(Decrease) Increase in cash and equivalents ..................................       (4,206,892)        4,731,867        (9,173,352)

Beginning Cash and equivalents ...............................................       10,230,215         5,498,348        14,671,700
                                                                                   ------------      ------------      ------------

Ending Cash and equivalents ..................................................     $  6,023,323      $ 10,230,215      $  5,498,348
                                                                                   ============      ============      ============

See notes to consolidated financial statements.

                       LOJACK CORPORATION AND SUBSIDIARIES

                             --------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Years Ended February 29, 2000 AND FEBRUARY 28, 1999 AND 1998


1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company - LoJack Corporation and subsidiaries ("LoJack" or the "Company") market and license for use components of the LoJack System (the "LoJack System") and related products, a unique proprietary system for tracking, locating and recovering stolen vehicles.

     Summary of Significant Accounting Policies

     Fiscal Year - The Company's fiscal year ends on the last day of February.

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

     Nonrefundable fees received in connection with the granting of licenses to implement and operate components of the LoJack System are generally recognized upon receipt of the fees or, in the case of deposits, once they become nonrefundable. Such revenues aggregated approximately $707,000, $678,000, and $2,821,000 for the fiscal years ended February 2000, 1999, and 1998, respectively. LoJack's sole obligation in connection with the granting of licenses is to provide technical assistance on a fee-for-service basis.

     Revenues from sales of extended warranties are amortized over the estimated term of the warranties (five years). Revenues from extended warranty sales expected to be realized beyond one year are classified as long-term liabilities. Costs directly related to the sales of such warranties are deferred and charged to expense proportionately as the revenues are recognized. Such revenues aggregated approximately $1,687,000, $1,431,000, and $1,181,000 for the fiscal years ended February 2000, 1999 and 1998, respectively. The related warranty costs are recognized when incurred.

     Research and Development - Costs for research and development on components of the LoJack System are expensed as incurred. Such costs aggregated approximately $678,000, $201,000, and $244,000 for the fiscal years ended February 2000, 1999, and 1998, respectively.

     Certain Concentrations - The Company has subcontracted one supplier to manufacture a certain LoJack System component (police tracking computers). The Company also has subcontracted the manufacturing of the LoJack Unit to one vendor. The Company believes that other suppliers have the capability to perform these services, but that changing suppliers may cause delays and additional costs to the Company.

     Cash Equivalents - Cash equivalents include short-term, highly liquid investments purchased with remaining maturities of three months or less. These cash equivalents consist of high quality securities purchased through major banks. Management routinely assesses the financial strength of the banks and, as of February 29, 2000, believes it had no significant exposure to credit risks.

     Accounts Receivable - The allowance for doubtful accounts was approximately $630,000 and $527,000 as of the end of February 2000 and 1999, respectively. Domestic accounts receivable are principally due from new and used automobile dealers that are geographically dispersed in various states. International receivables are primarily secured by export insurance policies or letters of credit and are related to fees, sales of product, and royalties pursuant to licensing agreements.

     Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market and consist primarily of finished goods, including LoJack Units and other related products and components held for resale.

     Marketable Securities - In March 1998 the Company exercised an option to purchase 292,507 common shares of its United Kingdom licensee, Tracker Network, UK Ltd., for an aggregate exercise price of $1,259,170. In April 1998 the Company sold 150,000 of these shares and recognized a pre-tax gain of $1,099,597. As of February 28, 1999, 142,507 shares of the investment were classified as an available-for-sale security in accordance with SFAS No. 115 in the Company's consolidated balance sheet with a fair value of $999,232. The unrealized gain of $235,323 (net of taxes of $150,452) was reported in accumulated other comprehensive income, a component of stockholders' equity, at February 28, 1999. In June 1999, the Company sold the remaining 142,507 shares and recognized a pre-tax gain of $864,091.

     Property and Equipment - Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets (three to seven years).

     Fair Value of Financial Instruments - The Company's financial instruments consist of cash and equivalents, short term investments, accounts receivable, marketable securities, accounts payable, deposits, accrued liabilities, and capital lease obligations. The fair value of these financial instruments, other than marketable securities, at the end of February 2000 and 1999 approximate cost.

     Product Warranty Costs - Anticipated costs related to standard product warranties are charged against income at the time of the sale of the related products. Accrued warranty costs were approximately $484,000 and $477,000 as of the end of February 2000 and 1999, respectively.

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

                       LOJACK CORPORATION AND SUBSIDIARIES

                             --------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Years Ended February 29, 2000 AND FEBRUARY 28, 1999 AND 1998


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

     A reconciliation of weighted average shares used for the basic and diluted computations is as follows:

                                              2000         1999         1998

Weighted average shares for basic          16,665,116   17,919,868   18,934,414
Dilutive effect of stock options              816,287    1,295,193    1,645,470
                                           ----------   ----------   ----------
Weighted average
shares for diluted                         17,481,403   19,215,061   20,579,884
                                           ==========   ==========   ==========

     Options to purchase 1,727,459 (at a range of $7.625 to $15.00 per share), 624,738 (at a range of $12.375 to $15.00 per share), and 100,625 shares (at a range of $12.375 to $15.00 per share) of common stock were outstanding on average during fiscal 2000, 1999, and 1998, respectively, but were not included in the computation of diluted earnings per share, because the options exercise price was greater than the average market price of the common share.

     Comprehensive Income - In March 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income". For the years ended February 2000 and 1999, in addition to net income, the only items included in the Company's comprehensive income are realized and unrealized gains and losses on available-for-sale securities. The realized and unrealized gains on marketable securities have been included in net income and comprehensive income, respectively, as follows for the years ended February 2000 and 1999.

                                                         2000           1999
Net Income:
   Gain on sale of marketable securities             $   864,091     $ 1,099,597

   Income tax expense                                   (336,995)       (428,843)
                                                     -----------     -----------
   Net gain realized in net income                   $   527,096     $   670,754
                                                     ===========     ===========

Other comprehensive income:
   Holding gain, net of tax                          $   291,773     $   906,077
   Net gain realized in net income                      (527,096)       (670,754)
                                                     -----------     -----------
   Net (loss) gain recognized in other
   comprehensive income                              $  (235,323)    $   235,323
                                                     ===========     ===========

     Comprehensive income and net income were the same for the year ended February 1998.

     Segment Reporting - In March 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 requires disclosure of segmented information about the Company's operations based upon how management oversees and evaluates the results of such operations. Accordingly, the Company has determined that it has two distinct reportable segments: the domestic segment and the international segment. The Company considers these two segments reportable as they are managed separately and the operating results of each segment are regularly reviewed and evaluated separately by the Company's senior management. Certain general overhead costs have been allocated to each segment based on methods considered to be reasonable by the Company's management. Income taxes have been allocated to each segment using the Company's effective tax rate.

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

     In 1998, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", and SOP 98-5, "Reporting on the Costs of Start-up Activities", which were adopted by the Company during fiscal year 2000. The adoption of these SOP's did not have a material impact on the Company's consolidated financial statements.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." The SAB summarizes certain of the SEC's views in applying revenue recognition in financial statements. The provisions of SAB No. 101 are effective for the fiscal year beginning March 1, 2000. The Company has not yet completed the evaluation of the effects of SAB No. 101.

     Supplemental Disclosures of Cash Flow Information - Cash payments for interest aggregated approximately $273,000, $265,000, and $211,000 for the fiscal years ended February 2000, 1999, and 1998, respectively. Cash payments for income taxes for the fiscal years ended February 2000, 1999, and 1998 were approximately $5,982,000, $7,691,000, and $5,371,000, respectively.

     Supplemental Disclosures of Noncash Investing and Financing Activities - Capital lease obligations aggregating approximately $1,754,000, $2,622,000, and $1,102,000 were incurred when the Company entered into lease agreements for new vehicles during the fiscal years ended February 2000, 1999, and 1998, respectively.

     Reclassifications - Certain 1999 and 1998 amounts have been reclassified to conform to the 2000 presentation.

2. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following as of the end of February:

                                                     2000              1999

LoJack System components                         $ 17,952,417     $ 16,840,848
Equipment, furniture, and fixtures                  4,938,834        4,288,994
Vehicles                                            7,336,349        6,113,777
                                                 ------------     ------------
Total                                              30,227,600       27,243,619
Less accumulated depreciation
  and amortization                                (21,215,366)     (18,125,250)
                                                 ------------     ------------
Total                                               9,012,234        9,118,369
LoJack System components not yet in service           768,594          754,736
                                                 ------------     ------------
Property and equipment - net                     $  9,780,828     $  9,873,105
                                                 ============     ============

                       LOJACK CORPORATION AND SUBSIDIARIES

                             --------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Years Ended February 29, 2000 AND FEBRUARY 28, 1999 AND 1998


     Total additions to property and equipment, including those relating to capital lease obligations, aggregated approximately $3,703,000, $3,274,000 and $3,775,000 for the fiscal years ended February 2000, 1999, and 1998, respectively.

     LoJack System components not yet in service consist primarily of certain components relating to the operation of the LoJack System. Such components at the end of February 2000 are expected to be placed into service during the year ended February 2001.


     3. LINE-OF-CREDIT AND CAPITAL LEASE OBLIGATIONS

Line-of-Credit - The Company has an unsecured line-of-credit facility with a bank, which provides for borrowings up to a maximum of $7,500,000. Outstanding borrowings under the line-of-credit bear annual interest, payable monthly, at the bank's base rate. No borrowings were outstanding under the line-of-credit as of the end of February 2000 and 1999. In May 1999, the line-of-credit was amended to extend the facility on a revolving basis through June 1, 2002.

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

     Capital Lease Obligations - The Company has entered into capital lease arrangements for certain vehicles. The cost of leased vehicles included in property and equipment is approximately $7,336,000 and $6,114,000, and the related accumulated amortization is approximately $4,234,000 and $2,773,000 as of the end of February 2000 and 1999, respectively. Amortization of such assets is included within cost of goods sold in the accompanying consolidated financial statements.

     At February 29, 2000, scheduled repayment requirements for capital lease obligations are as follows:



2001                                     $   1,675,978
2002                                           923,095
2003                                           294,991
                                         -------------
Total payments                               2,894,064
Less amounts representing interest            (133,116)
                                         -------------
Total principal                              2,760,948

Less current portion                        (1,556,536)
                                         -------------
Long-term portion                        $   1,204,412
                                         =============

4. STOCKHOLDERS' EQUITY

     Common Stock - As of February 29, 2000 the Company has 35,000,000 authorized shares of $.01 par value common stock of which 16,080,981 are issued and outstanding and 4,560,920 shares are reserved for the exercise of stock options.

     Preferred Stock - The Company has 10,000,000 authorized shares of $.01 par value Series A Preferred Stock. There were no shares outstanding at February 29, 2000 and February 28, 1999.

     Stock Options - The Company's Incentive Stock Option Plan ("the Option Plan"), as amended, provides for the issuance of incentive stock options to employees, senior management ("Management Options") and non-employee directors ("Directors Options") to purchase an aggregate of 5,374,135 shares of common stock. The incentive options are granted at exercise prices equal to the fair market value of the common stock on the date of grant. Options generally become exercisable over periods of two to five years and expire ten years from the date of the grant. Selected information regarding the options under the Option Plan as of February 29, 2000 is as follows:

                               Authorized                  Available for
                                for Grant    Outstanding    Future Grant

Management and incentive
   stock options                5,064,135      3,457,915        812,005
Directors options                 310,000        203,000         88,000
                               ----------     ----------      ---------
                                5,374,135      3,660,915        900,005
                               ==========     ==========      =========

     The following table presents activity of all stock options:

                                                            Weighted
                                         Number of          Average
                                          Options        Exercise Price

Outstanding at March 1, 1997             2,854,950         $    5.84
   Granted                                 457,050             10.15
   Exercised                              (265,290)             3.86
   Canceled                                 (3,970)             9.38
                                        ----------         ---------
Outstanding at February 28, 1998         3,042,740              6.64
   Granted                                 463,775             13.04
   Exercised                              (149,000)             3.55
   Canceled                                 (4,375)            10.26
                                        ----------         ---------
Outstanding at February 28, 1999         3,353,140              7.65
   Granted                                 390,025              7.83
   Exercised                               (75,200)             3.07
   Canceled                                 (7,050)            10.29
                                        ----------         ---------
Outstanding at February 29, 2000         3,660,915         $    7.76
                                        ==========         =========

                       LOJACK CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999 AND 1998


     The following table sets forth information regarding options outstanding at February 29, 2000:

                                                                                          Weighted Average
                                                   Weighted Average                      Exercise Price for
Number of   Range of Exercise   Weighted Average    Remaining Life    Number Currently        Currently
 Options          Prices         Exercise Price        (Years)           Exercisable         Exercisable
  825,900     $2.00 - $2.38          $2.00                2                825,900              $2.00
  319,600       4.94 - 5.97           5.04                3                319,600               5.04
1,123,115       6.88 - 9.00           7.86                5                825,630               7.93
  564,900      9.13 - 10.25           9.79                7                392,520               9.75
  827,400     12.38 - 15.00          13.04                7                576,380              13.04
---------    --------------          -----                -              ---------              -----
3,660,915    $2.00 - $15.00          $7.76                5              2,940,030              $7.20
=========    ==============          =====                =              =========              =====

     As described in Note 1, the Company accounts for stock-based compensation for employees and directors under APB No. 25 and has elected the disclosure alternative under SFAS No. 123. Had compensation expense for the Company's stock option plans been determined consistent with SFAS No. 123, pro forma net income and earnings per share would have been as follows:

                                         2000           1999           1998

     Net income                      $ 6,335,237    $ 8,247,055    $ 7,814,345
     Basic earnings per share        $      0.38    $      0.46    $      0.41
     Diluted earnings per share      $      0.36    $      0.43    $      0.38

     Options granted during fiscal 2000, 1999, and 1998 had a weighted average grant date fair value of $5.76, $6.70, and $6.11, respectively. The fair value of options on their grant date was measured using the Black/Scholes option pricing model. Key assumptions used to apply this pricing model were as follows:

                                                  2000             1999              1998
     Range of risk free interest rates        5.11% - 5.72%    5.46% - 5.65%    6.22% - 6.69%
     Expected life of option grants              9 years          9 years          9 years
     Range of expected volatility of
     underlying stock                           58% - 65%        28% - 30%         38% - 39%

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

     Stock Repurchase Plan - During fiscal 1996, the Company's Board of Directors authorized a stock repurchase plan (the "Repurchase Plan"). The Repurchase Plan, as amended several times since that date, authorizes the Company to purchase up to 7,200,000 shares of its outstanding common stock. Through February 29, 2000, the Company has repurchased 6,393,600 shares for a total of $65,299,054.

5. INCOME TAXES

   The provision for income taxes consists of the following for the fiscal years ended February 2000, 1999 and 1998:

                                      2000            1999             1998
Current:
      Federal                     $ 4,674,641     $ 5,947,101      $ 4,901,000
      State                           801,191       1,163,000        1,228,000
      Foreign                              --              --           70,000
                                  -----------     -----------      -----------
Total                               5,475,832       7,110,101        6,199,000
                                  -----------     -----------      -----------
Deferred:
      Federal                         317,182         (17,101)         150,000
      State                            11,986         (52,000)         (31,000)
                                  -----------     -----------      -----------
Total                                 329,168         (69,101)         119,000
                                  -----------     -----------      -----------
Provision for income taxes        $ 5,805,000     $ 7,041,000      $ 6,318,000
                                  ===========     ===========      ===========

                      LOJACK CORPORATION AND SUBSIDIARIES

                           ------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Years Ended February 29, 2000 AND FEBRUARY 28, 1999 AND 1998

     The difference between the Company's effective income tax rate and the United States statutory rate is reconciled below:

                                              2000       1999       1998

    U. S. statutory rate                      35.0%      35.0%      34.0%
    State taxes, net of federal benefit        5.0        5.0        5.0
    Other, net                                (1.0)      (1.0)        --
                                              ----       ----       ----
Effective tax rate                            39.0%      39.0%      39.0%
                                              ====       ====       ====

     The tax effects of the items comprising the Company's net deferred tax asset at the end of February 2000 and 1999 are as follows:

                                                         2000                             1999
                                                Current        Long-term         Current         Long-term
Deferred tax liabilities:
   Differences between book and
      tax basis of property                   $        --     $(1,856,307)     $        --      $(1,487,328)
   Unrealized gain on
      marketable securities                            --              --         (150,452)              --
                                              -----------     -----------      -----------      -----------
Deferred tax liabilities                               --      (1,856,307)        (150,452)      (1,487,328)
                                              -----------     -----------      -----------      -----------
Deferred tax assets:
   Reserves not currently deductible              171,818              --          108,361               --
   Income deferred for book purposes              648,773       1,210,577          606,750        1,245,473
   Net operating loss carryforwards
      (utilization limited to $39,000 per
      year through 2005)                          200,803              --          231,578               --
                                              -----------     -----------      -----------      -----------
Deferred tax assets                             1,021,394       1,210,577          946,689        1,245,473
                                              -----------     -----------      -----------      -----------
Net deferred tax assets (liabilities)         $ 1,021,394     $  (645,730)     $   796,237      $  (241,855)
                                              ===========     ===========      ===========      ===========

     Tax benefits that pertained to certain employee stock option exercises of $128,256 and $304,104 were recorded to additional paid-in capital for the fiscal years ended February 2000 and 1999, respectively.


6.   COMMITMENTS AND CONTINGENT LIABILITIES

     Lease Commitments - The Company leases various facilities under operating leases whose terms expire from 2001 to 2005; the leases contain renewal options ranging from two to five years. Minimum annual lease payments are as follows:

               2001                               $ 982,000
               2002                                 511,000
               2003                                 287,000
               2004                                 194,000
               2005                                  55,000
                                                   --------
               Total                            $ 2,029,000
                                                ===========

     Rental expense under operating leases aggregated approximately $1,337,000, $1,235,000, and $1,028,000 for the fiscal years ended February 2000, 1999, and 1998, respectively.


7. EMPLOYEE BENEFIT PLAN

     The Company has a defined contribution 40l(k) plan covering substantially all full-time employees. Under the provisions of the plan, employees may contribute a portion of their compensation within certain limitations. The Company matches a percentage of employee contributions on a discretionary basis as determined by the Board of Directors. The Company's Board of Directors elected to match 50% of employee contributions (100% of employee contributions for those with more than five years of service) in fiscal years 2000 and 1999; and 50% of all employee contributions in fiscal 1998, subject to certain limitations. Company contributions become fully vested after five years of continuous service. Company contributions related to the plan were approximately $474,000, $412,000 and $126,000 for the fiscal years ended February 2000, 1999 and 1998, respectively.

                       LOJACK CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Years Ended February 29, 2000 And February 28, 1999 And 1998


8. EXPORT SALES

     Export revenues relate to product sales to and licensing revenues from unaffiliated licensees in foreign countries. A summary of such revenues is as follows:

                               2000              1999              1998
Export Revenues:
   Europe and Russia       $ 2,161,000       $ 2,011,000       $ 1,841,000
   South America             3,390,000         2,815,000         7,108,000
   Asia                         14,000           638,000         1,296,000
   Caribbean                   427,000           328,000           293,000
   Africa                    3,986,000         5,082,000         3,291,000
                           -----------       -----------       -----------
Total                      $ 9,978,000       $10,874,000       $13,829,000
                           ===========       ===========       ===========

9. SEGMENT INFORMATION

     The following tables present information about the Company's operating segments for the years ended February:


                                                  Domestic Segment   International     Consolidated
                                                                         Segment
1998
----
Revenues:
Product sales                                       $ 60,673,286      $ 10,035,507     $ 70,708,793
License fees and
   system component revenues                                  --         3,793,525        3,793,525
                                                    ------------      ------------     ------------
      Total revenues                                  60,673,286        13,829,032       74,502,318
Interest income                                          787,636                --          787,636
Interest expense                                        (210,784)               --         (210,784)
Depreciation and amortization                          2,772,195             5,441        2,777,636
Income tax expense                                     3,778,000         2,540,000        6,318,000
Segment net income                                     5,913,945         3,973,043        9,886,988
Capital expenditures (excluding capital leases)        2,666,127             6,730        2,672,857
Segment assets                                        28,413,616         4,247,292       32,660,908

1999
----
Revenues:
Product sales                                       $ 72,335,435      $  8,696,783     $ 81,032,218
License fees and
   system component revenues                                  --         2,177,485        2,177,485
                                                    ------------      ------------     ------------
      Total revenues                                  72,335,435        10,874,268       83,209,703
Interest income                                          428,388                --          428,388
Interest expense                                        (265,412)               --         (265,412)
Depreciation and amortization                          3,296,819             3,932        3,300,751
Income tax expense                                     5,628,000         1,413,000        7,041,000
Segment net income                                     8,798,634         2,209,444       11,008,078
Capital expenditures (excluding capital leases)          652,285                --          652,285
Segment assets                                        36,393,377         2,085,280       38,478,657

2000
----
Revenues:
Product sales                                       $ 80,181,032      $  7,836,085     $ 88,017,117
License fees and
   system component revenues                                  --         2,141,591        2,141,591
                                                    ------------      ------------     ------------
      Total revenues                                  80,181,032         9,977,676       90,158,708
Interest income                                          367,979             8,625          376,604
Interest expense                                        (273,477)               --         (273,477)
Depreciation and amortization                          3,858,201             3,900        3,862,101
Income tax expense                                     4,798,000         1,007,000        5,805,000
Segment net income                                     7,506,169         1,574,696        9,080,865
Capital expenditures (excluding capital leases)        1,949,301                --        1,949,301
Segment assets                                        33,196,380         1,964,910       35,161,290

The 2000, 1999, and 1998 domestic and international segment assets are net of intercompany eliminations of approximately $4,637,000, $2,547,000 and $1,162,000, respectively.

                          INDEPEDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of LoJack Corporation:

     We have audited the accompanying consolidated balance sheets of LoJack Corporation and subsidiaries as of February 29, 2000 and February 28, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended February 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of LoJack Corporation and subsidiaries as of February 29, 2000 and February 28, 1999, and the results of their operations and their cash flows for each of the three years in the period ended February 29, 2000 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

Boston, Massachusetts
April 20, 2000

LOJACK CORPORATION AND SUBSIDIARIES

Executive Officers                                         Registrar and Transfer Agent

C. Michael Daley                                           American Stock Transfer
Chairman of the Board of Directors and Treasurer           & Trust Company
(Chief Executive Officer)                                  New York, New York

Joseph F. Abely                                            Securities Listings
President and Chief Operating Officer
                                                           NASDAQ: National Market Systems-"LOJN"
William R. Duvall
Senior Vice President                                      Annual meeting
(Operations and Technical Development)
                                                           10:00 a.m.
Kevin M. Mullins                                           July  19, 2000
Vice President                                             Sheraton Tara Hotel
(Sales and Marketing)                                      Braintree, Massachusetts

Peter J. Conner                                            Form 10-K Availability
Vice President
(Government Relations)                                     The Company's annual report filed
                                                           with the Securities and Exchange
Board of Directors                                         Commission on Form 10-K is available
                                                           without charge upon written request to:
C. Michael Daley
Chairman                                                            Investor Relations
                                                                    LoJack Corporation
James A. Daley                                                      Norfolk Place
President                                                           333 Elm Street
Daley Hotel Group, Inc.                                             Dedham, Massachusetts 02026
                                                                    781.326.4700
Robert J. Murray
Chairman and Chief Executive Officer                       or through our website
New England Business Service, Inc.                         (www.lojack.com).
                                                           Corporate Counsel
Harvey Rosenthal
Retired;                                                   Sullivan & Worcester LLP
Formerly President and Chief Operating Officer             Boston, Massachusetts
Melville Corporation
                                                           Independent Auditors
Larry C. Renfro
President and Chief Executive Officer                      Deloitte & Touche LLP
NewRiver Investor Communications                          Boston, Massachusetts

Lee T. Sprague                                             Investor Relations
Private Investor
                                                           Swanson Communications
Thomas A. Wooters                                          New York, New York
Clerk                                                      516.671.8582


                                      20