Form 10-K, Exhibit 13
period 2001-02-28
LOJACK CORP
filed 2001-06-11
CIK 355777

                                                                      EXHIBIT 13

LoJack: The premium brand and market leader in vehicle tracking and recovery systems

LoJack Corporation has the world's leading technology for locating, tracking and recovering stolen vehicles. The company markets LoJack systems in selected areas worldwide where vehicle theft is a major concern for owners, insurers and law enforcement agencies. LoJack is positioning itself for rapid, profitable growth as it develops new applications for technology and expands its marketing mission to offer wireless security and location services to consumer and commercial customers.

LoJack's competitive advantages are in its proprietary application of radio frequency (RF) technology and its relationship with law enforcement agencies that track and recover LoJack-equipped vehicles after they are reported stolen.

With over 2 million units installed worldwide and more than 40,000 recovered vehicles, LoJack is responsible for recovered assets approaching nearly $1 billion in value. LoJack is a potent weapon against crime related to stolen vehicles, at $7 billion, the costliest property crime in the United States. And today, 80% of vehicle thefts are committed by professionals. Unlike the joyriding car thief, professional theft rings either dismantle vehicles for parts--a car is worth three times more in pieces than it is whole--or attempt to ship vehicles overseas to illegal black markets. LoJack's technology not only assists with vehicle recovery, but can contribute to the breakup, arrest and conviction of organized theft rings.

In the U.S., LoJack systems are sold primarily through new vehicle dealers. LoJack makes it easy and profitable for dealers to sell its systems by providing sales training, point-of-sale marketing tools and installation services. Internationally, LoJack systems are sold by licensees through a variety of channels, including the insurance industry.

The company's strategy includes increasing penetration among its current dealer base, leveraging the strength of the LoJack brand to define and expand into additional market segments, opening new domestic and international markets and developing a new security and location service to broaden the LoJack line.

LoJack currently operates in 19 states and the District of Columbia in the U.S. and has licensees in 20 countries around the world. Plans call for opening six new domestic markets over the next two years, including Colorado, North Carolina, Buffalo/Rochester, N.Y., Ohio, Washington state and Canada, which will be a part of domestic operations.

Internationally, the company is anticipating four new countries to come on line over the next 18 months, including France, Italy, Portugal and Spain.

The LoJack System is currently operational in the following states: Arizona, California, Connecticut, Delaware, Florida, Georgia, Illinois, Louisiana, Maryland, Massachusetts, Michigan, New Hampshire, New Jersey, New York, Nevada, Pennsylvania, Rhode Island, Texas, Virginia and the District of Columbia.

International licensees operate stolen vehicle recovery systems using LoJack's technology in the following countries: Argentina, Brazil, Colombia, Ecuador, Greece, Hong Kong, Kenya, Korea, Mexico, Mozambique, Nigeria, Panama, Poland, Russia, South Africa, Swaziland, Trinidad and Tobago, Uganda, United Kingdom, and Venezuela.

                                                     Letter to Shareholders


Dear Fellow Shareholder:

LoJack, the world's undisputed leader in vehicle theft recovery, is under new leadership and we are eager to provide our shareholders with our enthusiastic outlook for the future of the company, a future that builds on our past success.

Our former chairman and CEO, C. Michael Daley, retired at the end of the 2001 fiscal year and the Board of Directors elected Ronald J. Rossi as Chairman and Chief Executive Officer. Over the past few months, we've taken the opportunity to meet with many of our customers, investors and hard working employees to learn more about their experience with, and expectations for, LoJack. Through those meetings we've developed a strong sense of our strengths and identified areas where there are opportunities for improvement. We believe strongly that LoJack has tremendous potential to grow by maximizing our penetration in our primary channel, the new car dealer, introducing new products, penetrating new domestic and international markets and developing additional sales channels. Through these actions, we intend to improve our financial performance and increase the value of LoJack to our shareholders.

We intend to capitalize on our potential by reinventing LoJack. We are placing a heightened emphasis on marketing the great products and technology the company has developed over the years. By sharply focusing our marketing and sales on our target markets, we can raise LoJack to the next level as a company. In its October 30, 2000 issue Forbes magazine named LoJack as one of the top 200 small companies in America. That is a strong endorsement from a respected business publication, and we intend to improve our performance even beyond that high level of recognition. We can realistically aspire to top that list.

Shareholder Value

Our top priority is to increase shareholder value over the long term. Our challenge in the coming year is to translate our potential into performance. The company is financially well positioned to set aggressive long term growth goals in both revenue and profitability. Part of our growth strategy is the need to invest in the areas that will provide the best sustainable returns. In the near term, we will make significant investments in people, technology, marketing, research and development. These investments are needed in order for us to deliver on the aggressive goals we set. We have the advantage of no debt, a healthy cash flow and a sound financial position to fund our investments internally, though in the short term we expect our needed investments to put pressure on earnings during the 2002 fiscal year.

Since 1996 when the Board of Directors authorized a stock repurchase program, we have bought back nearly 7 million shares through the fiscal year ended February 28, 2001. We have authorization to repurchase more than 2 million additional shares and will continue to evaluate this strategy as market conditions warrant.

The stock repurchase plan is helpful to our efforts to increase shareholder value, but the real key lies in changing the market's perception of LoJack. We'll do this in two ways; first, by demonstrating our value as a quality long term investment by our performance and second, by actively communicating with the investment community so they know more about our prospects and what we are doing to grow the business.

Selling LoJack - Domestic

We have a strong win-win message for our key distribution channel, the new car dealer. Sales through new car dealers will continue to be the major revenue producer for LoJack. Our message to the dealers is clear: Aggressively selling LoJack to their customers can boost dealer profitability and provide their customers with a high value, strongly branded product.

We have introduced new initiatives to increase our domestic dealer penetration level by 50 percent. Our initiatives include a reorganization of our sales and customer service organization to provide targeted coverage of large dealer groups, as well as to enhance our ability to serve individually owned dealerships. In essence, we're making it easier for all dealers to sell LoJack by providing more direct sales support and offering incentives that encourage them to increase their sales and profits by more effectively promoting LoJack to their customers. Our reorganization helps us adapt to changes in the retail automotive business, namely the advent of nationwide companies that hold multiple dealerships. We have formed a national accounts group to better service these dealers. By paying close attention to the needs of these large dealer groups, we can operate more efficiently and, as they focus multiple outlets on selling LoJack, they'll see a rise in profitability. In addition, we've strengthened our customer service by consolidating and upgrading customer service centers to make it easier for every dealer to do business with LoJack.

Selling LoJack - International

Our international business grew last year at an impressive rate of 52%. Noteworthy is that our ongoing sales of LoJack units increased by 93%. Most of the increase came from our South African and South American licensees, largely fueled by collaboration with the insurance industry.

We view the international segment as an important area of the company's future growth prospects. In order to continue growing, we intend to devote additional resources to working more closely with existing and prospective licensees in order to help them realize the success that we've seen both in the United States and abroad among other licensees.

Products

In the fourth calendar quarter, we plan to go to market with perhaps the most significant new product introduction since the original LoJack device. The LoJack Early Warning(TM) System will notify vehicle owners if their vehicles are moved and will be sold as an enhanced feature to the LoJack unit. The advantage to the LoJack Early Warning system is that it can reduce the amount of time between a vehicle theft and its owner notifying the police, thus enhancing the already impressive recovery rate LoJack has established. We'll back the launch with a significant investment in advertising and public relations campaigns to build consumer awareness and demand.

We are investing more in research and development to improve our existing product line as well as to bring additional products to market in the future. Our primary focus is on improvements that will reduce the size and cost of our existing LoJack products and result in creation of new market opportunities such as motorcycles and rental cars. We are also following advancements in emerging technologies and believe that there are synergies that can greatly enhance the LoJack technology.

We are moving into telematics, a technology developed from the convergence of information and communications technologies. As previously announced, we've signed agreements with CSI Wireless,

Inc., Air IQ Inc. and Aeris.net, Inc. to develop and manufacture a state-of-the-art LoJack-branded vehicle telematics product for the consumer and commercial markets. The product will complement our stolen vehicle recovery system by using Global Positioning System (GPS) satellite technology to determine the location of a vehicle and provide services for safety, security and vehicle location services at competitive pricing.

New geographic markets

We are currently doing business in 19 states and the District of Columbia in the U.S. and have licensees in 20 countries around the world. In the United States, vehicle theft rates have started to grow and the profile of the car thief has changed from the joy rider to the professional criminal--professional car thieves are now responsible for 80% of car thefts. LoJack's technology and track record of recovery provide us with tremendous opportunities to move into new markets where vehicle theft is growing, driving up the costs of insurance and increasing the demands on law enforcement. The fact that we're still the only vehicle theft recovery system operated by the police gives us a strong lead-in to new markets.

We began service to New Orleans, Louisiana, and Las Vegas, Nevada, in early 2001 and are targeting six more domestic markets. They include Colorado, North Carolina, the Buffalo/Rochester, New York area, Ohio and Washington State.
We're also preparing to enter the Canadian market which will be part of our domestic business.

Internationally, we're planning for four new countries to come on line over the next 18 months, including France, Spain, Portugal, and Italy.

Those new markets will significantly expand our coverage and represent a significant upside in potential sales growth after we make the necessary investments in infrastructure, people and marketing and receive the necessary governmental and law enforcement approvals that allow us to begin selling products.

New sales channels

From the beginning, LoJack has been best known as a product bought and used by individual vehicle owners. As our coverage expands, we are seeing opportunities among fleet owners and construction equipment operators grow as well. Thefts of expensive construction equipment are on the rise. Many of you may have seen an episode of the television program Cops that featured a police recovery of stolen equipment from a garage in New Jersey. That was great publicity for LoJack, as the episode pointed out the growing need to protect valuable equipment.

Likewise, owners of trucking fleets are realizing the benefits of LoJack as they become the targets of professional thieves. We're moving aggressively in this market because fleet owners can easily see the benefit of LoJack not only to recover stolen equipment, but potentially the valuable cargo inside that equipment as well.

What makes the fleet and construction equipment markets so attractive is our ability to sell LoJack efficiently in volume sets. Fleet sales grew by 30% in 2001 to account for 3% of revenue today. With our investment in additional staff, we expect this segment to grow quickly and very profitably.

LoJack is also exploring additional sales channels. As we roll out our telematics product, we will explore distribution through major consumer electronics retailers. We're also seeing renewed interest from the insurance industry in using LoJack to mitigate losses. We have undertaken an effort, similar to one successfully employed by our South African and South American licensees, to work directly with insurance companies to promote the use of LoJack on higher risk vehicles.

People

People make the biggest difference in a company's success. People provide a competitive advantage if they know their management supports their work and provides them with the tools they need to succeed. LoJack has great people. We hear anecdotes and see letters from customers that offer testimony to the work ethic and dedication our employees routinely demonstrate. We aspire to make LoJack an employer of choice in order to attract and retain people who are motivated to win, strongly believe in our products and our company and want to contribute personally to our success.

As part of our investment in people, we are launching an Internet-based learning program that will provide on line education and training to LoJack employees in order to develop their business skills and career potential in ways that help LoJack compete and win.

The leadership team is also formalizing our set of company values and aspirations that clearly state our beliefs about business ethics, how we treat customers, how we work together and what we stand for. It is important for leaders to set standards for a company's behavior because they represent a commitment by all of us to maintaining the positive reputation of the LoJack brand.

Focus on the future

In this letter, we`ve outlined our goals for increasing shareholder value and business performance and shared the strategies we're using to achieve them. We've concentrated on the developments and actions we're taking to focus on our future, a future that holds bright promise if we execute with speed, discipline and professionalism to meet our commitments to customers, employees, and to you, our shareholders.

Finally, we would like to thank Mike Daley for his years of leading and growing this company. Mike was a member of the Board of Directors since 1981 and CEO since 1986. Mike's leadership was instrumental in taking the company to its current position. We wish him well in all his pursuits.




Ronald J. Rossi
Chairman and Chief Executive Officer





Joseph F. Abely
President and Chief Operating Officer

Selected Financial Data

The following table sets forth selected consolidated financial data of the Company for the periods indicated. The selected consolidated financial data for and as of the end of the years in the five year period ended February 28, 2001 are derived from the consolidated financial statements of the Company. The amounts in fiscal 2001 include the cumulative effect on prior years of a change in accounting principle for revenue recognition on international license fees in accordance with SEC Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements." The unaudited proforma amounts are presented as if the change in accounting principle had been applied retroactively. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes appearing elsewhere in this report. For the years 1997-2000 certain amounts have been reclassified from costs and expenses to cost of goods sold to conform to the 2001 presentation.

                                                                                         YEARS ENDED
                                                              ----------------------------------------------------------------
                                                              FEBRUARY 28, FEBRUARY 29, FEBRUARY 28, FEBRUARY 28, FEBRUARY 28,
                                                                 2001         2000         1999         1998         1997
                                                              ----------------------------------------------------------------
STATEMENTS OF INCOME DATA (in thousands, except per share information):

Revenues                                                      $     95,850    $ 90,159    $  83,210    $ 74,502    $  61,665
Cost of goods sold                                                  47,541      41,933       37,565      32,778       27,704
                                                              ------------    --------    ---------    --------    ---------
Gross margin                                                        48,309      48,226       45,645      41,724       33,961
Costs and expenses                                                  36,960      34,035       29,159      26,204       22,041
                                                              ------------    --------    ---------    --------    ---------
Operating income                                                    11,349      14,191       16,486      15,520       11,920
Interest income (expense) and other - net                              528         695        1,563         685        1,484
                                                              ------------    --------    ---------    --------    ---------
Income before provision for income taxes                            11,877      14,886       18,049      16,205       13,404
Income tax provision                                                 4,371       5,805        7,041       6,318        5,224
                                                              ------------    --------    ---------    --------    ---------
Income before cumulative effect of
  change in accounting principle                                     7,506       9,081       11,008       9,887        8,180
Cumulative effect of change in
  accounting principle                                              (2,978)          -            -           -            -
                                                              ------------    --------    ---------    --------    ---------
Net income                                                    $      4,528    $  9,081    $  11,008    $  9,887    $   8,180
                                                              ============    ========    =========    ========    =========

Basic earnings per common share before cumulative
  effect of change in accounting principle                    $       0.47    $   0.54    $    0.61    $   0.52    $    0.39
Cumulative effect of change in accounting principle                  (0.19)          -            -           -            -
                                                              ------------    --------    ---------    --------    ---------
Basic earnings per share                                      $       0.28    $   0.52    $    0.57    $   0.48    $    0.36
                                                              ============    ========    =========    ========    =========
Diluted earnings per common share before cumulative
  effect of change in accounting principle                    $       0.45    $   0.52    $    0.57    $   0.48    $    0.36
Cumulative effect of change in accounting principle                  (0.18)          -            -           -            -
                                                              ------------    --------    ---------    --------    ---------
Diluted earnings per share                                    $       0.27    $   0.52    $    0.57    $   0.48    $    0.36
                                                              ============    ========    =========    ========    =========
Weighted average shares
   Basic                                                            15,910      16,665       17,920      18,934       21,176
                                                              ============    ========    =========    ========    =========
   Diluted                                                          16,625      17,481       19,215      20,580       22,569
                                                              ============    ========    =========    ========    =========

Proforma amounts assuming the change in
accounting principle is applied retroactively (unaudited):
Net Income                                                    $      7,506    $  9,087    $  11,061    $  8,463    $   7,768
Basic earnings per share                                      $       0.47    $   0.55    $    0.62    $   0.45    $    0.37
Diluted earnings per share                                    $       0.45    $   0.52    $    0.58    $   0.41    $    0.34

BALANCE SHEET DATA:
Working capital                                               $     18,758    $ 15,453    $  18,735    $ 15,486    $  21,883
Total assets                                                        42,155      35,161       38,479      32,661       38,165
Long-term debt                                                       1,087       1,204        1,373         793          782
Total liabilities                                                   20,319      13,907       13,363      11,158       10,945
Stockholders' equity                                                21,836      21,254       25,116      21,502       27,220

REVENUES, MARGIN AND EARNINGS BY QUARTER
(Unaudited and in thousands except per share information):

In the fourth quarter of fiscal 2001, the Company changed its policy for accounting for revenue recognition for international license fees in accordance with SEC SAB No.101. The quarterly information for the first three quarters of fiscal 2001 has been restated to give effect of the adoption of SAB 101 as of the beginning of the fiscal year.


   Year Ended February 28, 2001

                                                                                    Quarter
                                                    First                  Second                 Third              Fourth
                                              As                      As                      As
                                          Previously      As      Previously      As      Previously      As
                                           Reported    Restated    Reported    Restated    Reported    Restated
   Revenues                               $  24,316   $  24,486   $  26,317   $  25,867   $  24,352   $  24,252   $  21,245
   Gross Margin                              13,242      13,112      14,302      13,451      12,208      11,708      10,038
   Income before cumulative
    effect in change in
    accounting principle                      2,511       2,615       3,162       2,888       1,753       1,692         311
   Cumulative effect of change
    in accounting principle                       -      (2,978)          -           -           -           -           -
   Net income (loss)                      $   2,511   $    (363)  $   3,162   $   2,888   $   1,753   $   1,692   $     311 (1)
   Basic earnings (loss) per share        $    0.16   $   (0.02)  $    0.20   $    0.18   $    0.11   $    0.11   $    0.03
   Diluted earnings (loss) per share      $    0.15   $   (0.02)  $    0.19   $    0.17   $    0.11   $    0.10   $    0.03

    (1) Reflects a $1,513,000 pretax charge for expenses related to a management reorganization and a tax credit of $257,000 as a result of adjusting the annualized income tax rate to 37% from 39%.

   Year Ended February 29, 2000
                                   First     Second    Third     Fourth

   Revenues                      $ 22,501  $ 24,085  $ 22,188  $ 21,405
   Gross margin                    12,286    12,524    11,764    11,025
   Net income                       2,245     2,521     2,505     1,810
   Basic earnings per share      $   0.13  $   0.15  $   0.15  $   0.11
   Diluted earnings per share    $   0.12  $   0.14  $   0.15  $   0.11

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

                                            High      Low
         Fiscal 2001

           First Quarter                 $ 8.000   $ 6.625
           Second Quarter                  7.969     6.563
           Third Quarter                   8.875     7.000
           Fourth Quarter                  8.000     6.938

         Fiscal 2000

           First Quarter                   9.000     6.813
           Second Quarter                 11.875     7.750
           Third Quarter                   9.500     6.750
           Fourth Quarter                  8.313     6.250

On May 25, 2001, there were 2,600 record holders of the Company's Common Stock. The Company believes the actual number of beneficial owners of the Common Stock is approximately 8,900 because a large number of the shares of the Company's Common Stock is held in custodial or nominee accounts for the benefit of persons other than the record holder.

LoJack has never paid a dividend, and at the present time the Company expects that future earnings will be retained for use in its business or to repurchase shares of its Common Stock. The Company's loan agreement with a bank permits the payment of dividends so long as such payment does not cause noncompliance with certain loan covenants.

Management's Discussion and Analysis

LoJack is the developer of, and owns all rights to, the LoJack System, a unique patented system designed to assist law enforcement personnel in locating, tracking, and recovering stolen vehicles. The LoJack System is comprised of a Registration System maintained and operated by LoJack; a Sector Activation System and Police Tracking Computers operated by law enforcement officials (the "Law Enforcement Components"); and the LoJack Unit, a VHF (very high frequency) transponder sold to consumers. The LoJack System is integrated into existing law enforcement computer and telecommunication networks and procedures. If a car equipped with a LoJack Unit is stolen, its owner reports the theft as required to a local police department. Existing law enforcement computer and communication networks and procedures operate in the normal manner for a report of a stolen vehicle. If the theft involves a vehicle equipped with a LoJack Unit and is reported in a jurisdiction where the LoJack System is operational, a unique radio signal will be transmitted automatically to the LoJack Unit in the stolen vehicle activating its tracking signal. The tracking signal emitted from the LoJack Unit can be detected by the Police Tracking Computer installed in police patrol cars throughout the coverage areas and is used to lead law enforcement officers to the stolen vehicle.

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

Results of Operations

Year Ended February 28, 2001 ("fiscal 2001") vs. February 29, 2000 ("fiscal
2000")

Revenues increased by $5,691,000, or 6%, to $95,850,000 in fiscal 2001 from $90,159,000 in fiscal 2000. Domestic revenues increased by $472,000, or 1%, to $80,653,000 in fiscal 2001 from $80,181,000 in fiscal 2000. International revenues from product sales and licensing fees increased by $5,219,000, or 52%, in fiscal 2001 to $15,197,000 from $9,978,000 in fiscal 2000.

The increase in domestic revenues of $472,000 resulted primarily from LoJack unit volume increases of 4%. Fiscal 2001 unit volume reflected the weakness in new car sales in the latter part of the year. The fiscal 2001 volume increase resulted in net LoJack unit revenue increases of $1,331,000, after a reduction in the average revenue earned per LoJack Unit sold, totaling $1,666,000, as a result of standard volume variable pricing discounts earned by larger customers. In addition, revenues from sales of other automobile security products declined by $859,000 from fiscal 2000.

The increase in international revenues of $5,219,000 in fiscal 2001 was primarily the result of a $5,126,000 increase in revenues on sales of and royalties on the international version of the LoJack Unit, primarily in South Africa, and related products. License fee revenues increased by $93,000 to $800,000 in fiscal 2001 from $707,000 in fiscal 2000. Fiscal 2001 license fee revenues were reduced by $180,000 as a result of the adoption of Securities and Exchange Commission Staff Accounting Bulletin No. 101 ("SAB No. 101"), "Revenue Recognition in Financial Statements", which results in license fee revenue being recognized evenly over the initial term of the license agreement (generally ten years).

Cost of goods sold for fiscal 2001 increased to 50% of revenues from 48% in fiscal 2000. Domestically, cost of goods sold was 49% of related revenues in fiscal 2001, compared to 48% a year earlier. Lower manufacturing costs of the LoJack Unit of $1,614,000 were offset by a $2,205,000 increase in installation expenses. Systems costs increased by 168,000, primarily as a result of increases in salaries and system maintenance costs. International cost of goods sold increased to 58% of related revenues in fiscal 2001 from 50% a year earlier. The change in international cost of goods sold resulted from changes in the mix of product sales.

Research and development expense decreased by $16,000 to $1,073,000 in fiscal 2001 from $1,057,000 a year earlier, primarily as a result of the timing of certain work related to a redesign of the LoJack Unit and other new product research and development initiatives. In addition, approximately $535,000 of product development costs associated with a new feature of the LoJack Unit were capitalized during fiscal 2001, compared to $291,000 in fiscal 2000.

Marketing expense increased by $1,379,000, to $21,904,000 in fiscal 2001 from $20,525,000 in fiscal 2000. This increase resulted primarily from an increase of $1,064,000 in marketing salaries and benefits, and other expenses related to market expansion, and an increase in overall business volume.

General and administrative expense increased by $2,696,000 to $12,114,000 in fiscal 2001 from $9,418,000 in fiscal 2000. Severance, salary and benefit costs related to a management reorganization comprised $1,513,000 of the increase. The remainder was primarily the result of increases in administrative salaries and benefits, and other general and overhead expenses related to the increase in the domestic business and market expansion, as well as certain professional, consulting fees, and information systems costs.

Interest expense for capitalized leases increased by $48,000 to $321,000 in fiscal 2001 from $273,000 in fiscal 2000. Interest income increased by $252,000 to $629,000 in fiscal 2001 from $377,000 in fiscal 2000, as a result of the increase in cash available for investment during the year.

The provision for income taxes decreased by $1,434,000 to $4,371,000 in fiscal 2001 from $5,805,000 in fiscal 2000 as the result of the decrease in related taxable income. The Company's effective tax rate declined to 37% in fiscal 2001 from 39% in fiscal 2000 primarily as a result of the foreign sales corporation's benefit from increased exports and lower state taxes. Results for the Company's fourth quarter of fiscal 2001 include a tax credit of $257,000 as a result of adjusting the annual effective tax rate.

As described in Note 1 of the Notes to Consolidated Financial Statements, the Company adopted SAB No. 101 in the fourth quarter of fiscal 2001 and changed its revenue recognition policy for international license fees, recording a non-cash charge of $2,978,000, net of a $1,904,000 tax benefit, to reflect the cumulative effect on prior years.

As a result of the foregoing, net income decreased by $4,553,000 to $4,528,000 in fiscal 2001 from $9,081,000 in fiscal 2000.

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

The increase in domestic revenues of $7,846,000 resulted primarily from an increase of 16% in the number of LoJack Units sold in fiscal 2000, as compared to a year earlier. The fiscal 2000 volume increase resulted in net LoJack Unit revenue increases of $7,762,000, after a reduction in the average revenue earned per LoJack Unit sold, totaling $2,651,000, as a result of standard volume variable pricing discounts earned by larger customers. The penetration of sales of optional alarm products declined, as revenues rose by $84,000.

The decrease in international revenues of $897,000 is the result of a decrease in system components and license fee revenues of $36,000 and a decrease in revenues on sales of and royalties on the international version of the LoJack Unit and related products of $861,000.

Cost of goods sold for fiscal 2000 increased to 48% of revenues from 46% in fiscal 1999. Domestically, cost of goods sold was 49% of related revenues in fiscal 2000 as compared to 48% a year earlier. Systems costs increased by $228,000, primarily as a result of increases in salaries and system maintenance costs. The increase in domestic cost of goods sold was principally related to the aforementioned reduction in average revenue per LoJack Unit sold. International cost of goods sold decreased to 50% of related revenues in fiscal 2000 from 52% a year earlier. The change in international cost of goods sold resulted from changes in the mix of product sales and license fee revenue.

Research and development expense increased by $657,000 to $1,057,000 in fiscal 2000 from $400,000 a year earlier, primarily as a result of the timing of certain work related to a redesign of the LoJack Unit and other new product research and development initiatives. Approximately $291,000 of product development costs associated with a new feature of the LoJack Unit was capitalized during fiscal 2000.

Marketing expense increased by $2,939,000, to $20,525,000 in fiscal 2000 from $17,586,000 in fiscal 1999. This increase resulted from an increase in media expense of $1,039,000 and an increase of $1,900,000 in marketing salaries and benefits, and other expenses related to market expansion, an increase in size and quality of sales force, and an increase in overall business volume.

General and administrative expense increased by $929,000 to $9,418,000 in fiscal 2000 from $8,489,000 in fiscal 1999. This increase was primarily the result of increases in administrative salaries and benefits, and other general and overhead expenses related to the increase in the domestic business and market expansion, as well as certain professional, consulting fees, and information systems costs.

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

Interest expense for capitalized leases increased by $8,000 to $273,000 in fiscal 2000 from $265,000 in fiscal 1999.

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

In fiscal 2001, cash and equivalents increased by $1,965,000. The overall increase is the result of cash provided by operating activities of $11,153,000 offset by cash used for investing activities of $3,243,000 and cash used for financing activities of $5,943,000. Cash used for financing activities included $4,198,000 related to the repurchase of the Company's stock under a stock repurchase program initially approved during fiscal 1996 and amended several times since that date, as well as repayment of capital leases of $1,958,000, partially offset by proceeds from the exercise of stock options of $212,000.

Cash flows used for investing activities in fiscal 2001 included expenditures for property and equipment of $2,689,000 (exclusive of additions under capital leases of $1,831,000) and product development costs capitalized of $535,000.

Cash flow provided by operating activities in fiscal 2001 of $11,133,000 was primarily attributable to net income of $4,528,000, depreciation and amortization of $3,929,000, offset by an increase in inventories of $999,000, and by an increase in accounts receivable of $1,088,000. The increase in receivables is primarily due to an increase in the Company's international sales.

The Company is presently pursuing opportunities to expand its stolen vehicle recovery system to several additional domestic markets, which meet the qualifications set forth in the Company's strategic plan. The Company expects that, pending receipt of necessary approvals, certain of these potential expansion markets will become operational during fiscal 2002. Additionally, the Company plans on making increased investments in people, technology, marketing and research and development consistent with its strategic plan. The Company plans to fund these expenditures as well as other capital expenditures during fiscal 2002 using working capital, cash flow from operations, or the existing line of credit discussed below. The Company estimates capital expenditures in fiscal 2002 of approximately $4,600,000 principally for planned domestic market expansions as well as other on-going capital requirements.

As of February 28, 2001 the Company had working capital of $18,758,000. The Company believes that its anticipated capital and operating requirements for fiscal 2002 can be funded from cash flows from operations and its line of credit. The Company's line-of-credit with the bank provides for unsecured borrowings up to a maximum of $7,500,000. Outstanding borrowings bear annual interest, payable monthly, at the bank's base rate. There were no outstanding borrowings under the line-of-credit as of February 28, 2001. The line-of-credit will expire on June 1, 2002.

At February 28, 2001, the Company was not in compliance with the minimum profitability financial covenant under its line-of-credit. This non-compliance was caused by the reduction of net income resulting from the adoption of SAB 101 in the fiscal quarter ended May 31, 2000 and $1,513,000 of management reorganization costs incurred in the quarter ended February 28, 2001. The Company has received a waiver of the covenant requirement from its bank.

During fiscal 1996 the Company's Board of Directors authorized a stock repurchase program which, as amended, provided for the repurchase of up to 5,200,000 common shares. In April 1999, the Company's Board of Directors increased the number of shares to be purchased to 6,200,000 shares. In September 1999, the Board of Directors authorized the purchase of an additional 1,000,000 shares. In December 2000, the Board of Directors increased the total by 2,000,000 to 9,200,000 total shares authorized under the Company's repurchase program. As of February 28, 2001 the Company had repurchased 6,939,200 shares for a total of $69,497,000.

The Company continues to participate in research and development efforts regarding both improvements and modifications to the LoJack Unit and LoJack System components. The Company expects to spend approximately $2,570,000 in fiscal 2002 on its research and development efforts as compared with $1,073,000 spent in fiscal 2001.

The Company is also continuing to explore possible investment opportunities, including, but not limited to, possible acquisitions of, or investments in, other companies.

OTHER INFORMATION

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board released SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. This statement requires that all derivatives be recognized at fair value in the balance sheet, and that the corresponding gains or losses be reported either in the statement of income or as a component of comprehensive income, depending on the type of hedging relationship that exists. The statement will be effective for the Company in fiscal 2002. Management has evaluated the effect of adopting SFAS No. 133, as amended, on the Company's consolidated financial statements and does not believe that its adoption will have a material effect on the Company's financial position or results of operations.

International Operations

In fiscal 2001 the Company derived 16% of its consolidated revenues from sales to its foreign licensees, with sales concentrations in certain countries. The Company generally sells to foreign licensees through cash prepayments, letters of credit, and bonded warehouse arrangements or purchases export insurance, which assures payment for its products. However, matters affecting the operations or financial condition of the Company's foreign licensees, many of which are beyond the control of the Company, may affect the timing of licensing arrangements or orders of LoJack's products by such licensees.

Cautionary Statements

The Private Securities Litigation Reform Act of 1995 contains certain safe harbors regarding forward-looking statements. From time to time, information provided by the Company or statements made by its employees may contain "forward-looking" information, which involve risk and uncertainties. Any statements in this report and accompanying materials that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of the Company's market and customers, the Company's objectives and plans for future operations and products and the Company's expected liquidity and capital resources). Such forward-looking statements are based on a number of assumptions and involve a number of risks and uncertainties, and accordingly, actual results could differ materially. Factors that may cause such differences include, but are not limited to: the continued and future acceptance of the Company's products and services, the rate of growth in the industries of the Company's customers; the presence of competitors with greater technical, marketing and financial resources; the Company's ability to promptly and effectively respond to technological change to meet evolving customer needs; capacity and supply constraints or difficulties; and the Company's ability to successfully expand its operations. For a further discussion of these and other significant factors to consider in connection with forward -looking statements concerning the Company, reference is made to Exhibit 99 of the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2001.

Quantitative and Qualitative Disclosures about Market Risk

The Company has limited exposure to market risk due to the nature of its financial instruments. The Company's financial instruments at February 28, 2001 consist of cash and equivalents, accounts receivable, accounts payable, deposits, accrued liabilities, and capital lease obligations. The fair value of these financial instruments as of February 28, 2001 approximate their carrying values.

The Company's interest rate exposure is limited primarily to interest rate changes on its $7,500,000 variable rate line-of-credit facility. Any outstanding amounts under the facility are presumed to approximate market value, as the facility's interest rate will adjust accordingly with market rates. An immediate adverse change in market interest rates would not have had any effect on the Company's interest expense, as there were no borrowings under the facility during fiscal 2001. In addition, the Company does not have any foreign currency exposure as it does not have foreign subsidiaries and all amounts are transacted in U.S. dollars.

Currently, the Company does not enter into financial instrument transactions for trading or other speculative purposes.

CONSOLIDATED BALANCE SHEETS
FEBRUARY 28, 2001 AND FEBRUARY 29, 2000
ASSETS                                                                                 2001               2000

CURRENT ASSETS:
 Cash and equivalents..........................................................    $    7,988,720     $    6,023,323
 Accounts receivable - Net.....................................................        12,942,704         12,096,998
 Inventories...................................................................         4,592,420          3,593,760
 Prepaid expenses and other....................................................           462,380            152,393
 Prepaid income taxes..........................................................         1,370,618          1,595,421
 Deferred income taxes.........................................................         1,306,533          1,021,394
                                                                                   --------------     --------------
      Total current assets.....................................................        28,663,375         24,483,289

PROPERTY AND EQUIPMENT - Net...................................................        10,490,277          9,780,828

DEFERRED INCOME TAXES                                                                   1,691,249                  -
OTHER ASSETS (Net of accumulated amortization of $562,000 and $442,000)                 1,310,316            897,173
                                                                                   --------------     --------------
TOTAL..........................................................................    $   42,155,217     $   35,161,290
                                                                                   ==============     ==============
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Current portion of capital
  lease obligations............................................................    $    1,504,500     $    1,556,536
 Accounts payable..............................................................         2,071,716          3,016,220
 Accrued and other liabilities.................................................         1,388,065          1,351,218
 Current portion of deferred revenue...........................................         2,849,235          1,621,933
 Accrued compensation..........................................................         2,091,832          1,484,850
                                                                                   --------------     --------------
      Total current liabilities................................................         9,905,348          9,030,757

ACCRUED COMPENSATION                                                                      905,720                  -

DEFERRED REVENUE...............................................................         8,420,944          3,026,442

DEFERRED INCOME TAXES..........................................................                 -            645,730

CAPITAL LEASE OBLIGATIONS......................................................         1,087,438          1,204,412

COMMITMENTS AND CONTINGENCIES (NOTE 6)

STOCKHOLDERS' EQUITY:
 Common stock - $.01 par value; authorized,
  35,000,000 shares; issued, 22,517,281
     and 22,474,581 shares at February 28, 2001
     and February 29, 2000, respectively.......................................           225,173            224,746
 Additional paid-in capital....................................................        60,939,546         60,688,316
 Retained earnings.............................................................        30,167,609         25,639,941
 Treasury stock, at cost, 6,939,200 and 6,393,600
     shares of common stock at February 28, 2001
     and February 29, 2000, respectively.......................................       (69,496,561)       (65,299,054)
                                                                                   --------------     --------------
      Total stockholders' equity...............................................        21,835,767         21,253,949
                                                                                   --------------     --------------
TOTAL                                                                              $   42,155,217     $   35,161,290
                                                                                   ==============     ==============

See notes to consolidated financial statements.

LOJACK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED FEBRUARY 28, 2001, FEBRUARY 29, 2000 AND FEBRUARY 28,1999
--------------------------------------------------------------------------------

                                                                             2001              2000                1999
REVENUES..............................................................    $ 95,850,026       $ 90,158,708       $ 83,209,703
                                                                          ------------       ------------       ------------
COST OF GOODS SOLD:
Product and installation costs........................................      46,243,564         41,933,181         37,565,161
System costs (exclusive of depreciation shown separately below).......       1,297,159          1,129,543            902,345
                                                                          ------------       ------------       ------------
        Total.........................................................      47,540,723         43,062,724         38,467,506
                                                                          ------------       ------------       ------------

GROSS MARGIN..........................................................      48,309,303         47,095,984         44,742,197
                                                                          ------------       ------------       ------------

COSTS AND EXPENSES:
 Research and development.............................................       1,072,617          1,056,750            399,652
 Marketing............................................................      21,903,616         20,525,427         17,585,841
 General and administrative...........................................      12,113,935          9,418,302          8,489,468
 Depreciation and amortization........................................       1,869,593          1,904,736          1,781,010
                                                                          ------------       ------------       ------------

     Total............................................................      36,959,761         32,905,215         28,255,971
                                                                          ------------       ------------       ------------

OPERATING INCOME......................................................      11,349,542         14,190,769         16,486,226
                                                                          ------------       ------------       ------------

OTHER INCOME (EXPENSE):
 Interest expense.....................................................        (321,266)          (273,477)          (265,412)
 Interest income......................................................         628,695            376,604            428,388
 Gain on sale of fixed assets.........................................         220,440            184,122            300,279
 Other expense........................................................              --           (456,244)                --
 Gain on sale of marketable securities................................              --            864,091          1,099,597
                                                                          ------------       ------------       ------------

     Total............................................................         527,869            695,096          1,562,852
                                                                          ------------       ------------       ------------

INCOME BEFORE PROVISION FOR INCOME TAXES..............................      11,877,411         14,885,865         18,049,078

PROVISION FOR INCOME TAXES............................................       4,371,000          5,805,000          7,041,000
                                                                          ------------       ------------       ------------
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE
 IN ACCOUNTING PRINCIPLE..............................................       7,506,411          9,080,865         11,008,078

CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING
 PRINCIPLE, NET OF $1,904,000 TAX BENEFIT.............................      (2,978,743)                --                 --
                                                                          ------------       ------------       ------------

NET INCOME............................................................    $  4,527,668       $  9,080,865       $ 11,008,078
                                                                          ============       ============       ============
BASIC EARNINGS PER SHARE:
 Before Cumulative Effect of a Change in Accounting Principle.........    $       0.47       $       0.54       $       0.61
 Cumulative Effect of a Change in Accounting Principle................           (0.19)                --                 --
                                                                          ------------       ------------       ------------
 After Cumulative Effect of a Change in Accounting Principle..........    $       0.28       $       0.54       $       0.61
                                                                          ============       ============       ============

DILIUTED EARNINGS PER SHARE:
 Before Cumulative Effect of a Change in Accounting Principle.........    $       0.45       $       0.52       $       0.57
 Cumulative Effect of a Change in Accounting Principle................           (0.18)                --                 --
                                                                          ------------       ------------       ------------
 After Cumulative Effect of a Change in Accounting Principle..........    $       0.27       $       0.52       $       0.57
                                                                          ============       ============       ============

WEIGHTED AVERAGE SHARES:

  BASIC...............................................................      15,910,138         16,665,116         17,919,868
                                                                          ============       ============       ============

  DILUTED.............................................................      16,624,789         17,481,403         19,215,061
                                                                          ============       ============       ============

PROFORMA AMOUNTS ASSUMING THE CHANGE IN ACCOUNTING
 PRINCIPLE IS APPLIED RETROACTIVELY (UNAUDITED):
Net income............................................................    $  7,506,411       $  9,086,689       $ 11,061,483
Basic earnings per share..............................................    $       0.47       $       0.55       $       0.62
Diluted earnings per share............................................    $       0.45       $       0.52       $       0.58

See notes to consolidated financial statements.

LOJACK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY
YEARS ENDED FEBRUARY 28, 2001, FEBRUARY29, 2000 AND FEBRUARY 28, 1999
--------------------------------------------------------------------------------

                                                     Common Stock       Additional                   Treasury Stock
                                                Number of                 Paid in     Retained    Number of
                                                 Shares      Amount       Capital     Earnings     Shares         Amount

BALANCE MARCH 1, 1998                          22,250,381  $ 222,504  $ 59,493,808  $ 5,550,998  2,971,500   $ (43,764,826)

Comprehensive Income:
  Net Income
  Unrealized gain on marketable securities                                           11,008,078
  (net of taxes of $150,452)

Total comprehensive income
Exercise of stock option                          149,000      1,490       531,891
Repurchases of common stock                                                                        765,100      (8,467,487)
Tax benefit of employee stock
  option exercises                                                         304,104
                                              -----------  --------   ------------  ----------  ---------   --------------
BALANCE FEBRUARY 28, 1999                      22,399,381    223,994    60,329,803   16,559,076  4,736,600     (53,232,313)

Comprehensive Income:
  Net Income                                                                          9,080,065
  Sale of marketable securities
Total comprehensive income
Exercise of stock options                          75,200        752       230,257
Repurchase of common stock                                                                       1,657,000     (13,066,741)
Tax benefit of employee stock
  option exercises                                                         128,256
                                              -----------  --------   ------------  ----------  ---------   --------------
BALANCE, FEBRUARY 29, 2000                     22,474,581    224,746    60,688,316   25,639,941  6,393,600     (65,299,054)


Comprehensive Income:
  Net Income                                                                          4,527,668
Exercise of stock options                          42,700        427       211,669
Repurchase of common stock                                                                         545,600      (4,197,507)
Tax benefit of employee stock
  option exercises                                                          39,561
                                              -----------  ---------  ------------  -----------  ---------   --------------
BALANCE, FEBRUARY 28, 2001                     22,517,281  $ 225,173  $ 60,939,546  $30,167,609  6,939,200   $ (69,495,561)
                                              ===========  =========  ============  ===========  =========   ==============
                                             Accumulated Other
                                              Comprehensive
                                                 Income       Total
BALANCE MARCH 1, 1998                        $         --  $ 21,502,484

Comprehensive Income:
  Net Income                                                 11,008,078
  Unrealized gain on marketable securities
  (net of taxes of $150,452)                    235,323       235,323
                                                           -------------
Total comprehensive income                                   11,243,401
Exercise of stock option                                        533,381
Repurchases of common stock                                  (8,467,487)
Tax benefit of employee stock
  option exercises                                              304,104
                                             ------------  -------------
BALANCE FEBRUARY 28, 1999                         235,323    25,115,883

Comprehensive Income:
  Net Income                                                  9,080,865
  Sale of marketable securities                  (235,323)     (235,323)
                                                           -------------
Total comprehensive income                                    8,845,542
Exercise of stock options                                       231,009
Repurchase of common stock                                  (13,066,741)
Tax benefit of employee stock
  option exercises                                              128,256
                                             ------------  -------------
BALANCE, FEBRUARY 29, 2000                                   21,253,949

Comprehensive Income:
  Net Income                                                  4,527,668
                                             ------------  -------------
Exercise of stock options                                       212,096
Repurchase of common stock                                   (4,197,507)
Tax benefit of employee stock
  option exercises                                               39,561
                                             ------------  -------------
BALANCE, FEBRUARY 28, 2001                   $             $ 21,835,767
                                             ============  =============

                See notes to consolidated financial statements.

LOJACK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED FEBRUARY 28, 2001, FEBRUARY 29, 2000 AND FEBRUARY 28, 1999
--------------------------------------------------------------------------------

                                                                                     2001              2000             1999
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income...............................................................      $   4,527,668    $    9,080,865    $   11,008,078
                                                                                -------------    --------------    --------------

 Adjustments to reconcile net income to net cash provided by operating activities:
    Cumulative effect of change in accounting principle...................          2,978,743                 -                 -
    Depreciation and amortization.........................................          3,928,804         3,862,101         3,300,751
    Provision for doubtful accounts.......................................            241,901           212,290            99,103
    Deferred income taxes.................................................           (718,417)          329,168           (69,101)
    Advances to licensee and related costs................................                  -           456,242                 -
    Gain on sale of marketable securities.................................                  -          (864,091)       (1,099,597)
    Increase (decrease) in cash from changes in
      assets and liabilities:
        Accounts receivable...............................................         (1,087,607)       (2,630,186)       (1,704,224)
        Inventories.......................................................           (998,660)        2,072,958          (783,680)
        Vendor deposit....................................................                  -                 -         1,432,000
        Prepaid expenses and other........................................           (309,987)           65,216           (85,455)
        Prepaid income taxes..............................................            224,803          (688,047)         (475,014)
        Other assets......................................................              1,660           (11,272)          (91,633)
        Accounts payable..................................................           (944,504)         (421,675)          859,547
        Accrued and other liabilities.....................................          1,549,549           453,408          (207,994)
        Deferred revenue..................................................          1,738,619            17,817           740,514
                                                                                -------------    --------------    --------------
           Net cash provided by operating activities......................         11,132,572        11,934,794        12,923,295
                                                                                -------------    --------------    --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Expenditures for property and equipment - net.........................         (2,688,745)       (1,949,301)         (652,285)
    Purchase of patent....................................................                  -          (425,000)                -
    Expenditures for product development..................................           (534,721)         (290,564)                -
    Purchase of marketable securities.....................................                  -                 -        (1,259,170)
    Advances to licensee and related costs................................                  -          (456,242)                -
    Proceeds from sale of marketable securities...........................                  -         1,477,548         1,745,310
    Maturity of short-term investment.....................................                  -                 -         1,400,000
                                                                                -------------    --------------    --------------
           Net cash (used for) provided by investing activities...........         (3,223,466)       (1,643,559)        1,233,855
                                                                                -------------    --------------    --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Exercise of stock options.............................................            212,096           231,009           533,381
    Repayment of capital lease obligations................................         (1,958,298)       (1,662,395)       (1,491,177)
    Repurchase of common stock............................................         (4,197,507)      (13,066,741)       (8,467,487)
                                                                                -------------    --------------    --------------
           Net cash used for financing activities.........................         (5,943,709)      (14,498,127)       (9,425,283)
                                                                                -------------    --------------    --------------

INCREASE (DECREASE) IN CASH AND EQUIVALENTS...............................          1,965,397        (4,206,892)        4,731,867

BEGINNING CASH AND EQUIVALENTS............................................          6,023,323        10,230,215         5,498,348
                                                                                -------------    --------------    --------------

ENDING CASH AND EQUIVALENTS...............................................      $   7,988,720    $    6,023,323    $   10,230,215
                                                                                =============    ==============    ==============

See notes to consolidated financial statements.

LOJACK CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED FEBRUARY 28, 2001, FEBRUARY 29, 2000 AND FEBRUARY 28, 1999

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

      Revenue Recognition and Change in Accounting Principle - the Company recognizes revenue on sales of domestic LoJack Units and related products upon installation. Revenues from the sales of products and components of the LoJack System to international licensees are recognized upon shipment to the licensee.

      Under agreements with state police agencies, the Company generally furnishes certain components of the LoJack System for distribution to state, county and municipal law enforcement agencies for a nominal rent. The installation, testing and maintenance of the law enforcement components are primarily the responsibility of LoJack. LoJack or a LoJack subsidiary generally owns the law enforcement components. The respective state, county or city law enforcement agency provides the necessary staff to operate the LoJack System as required during the term of each such agreement. The agreements with the applicable law enforcement agencies are generally for initial terms of up to five years. To date, any such agreements which have expired have been renewed or are in the process of renewal. Renewal or extension of any such agreement may be subject to competitive bidding. The Company has no legal obligation to retail customers to provide ongoing systems support and maintenance or to refund any of the purchase price if these contracts expire and are not renewed, or are terminated either by LoJack or by the local law enforcement agencies.

      In the fourth quarter of fiscal 2001, the Company adopted Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements" for international license fees. SAB 101 summarizes the Securities and Exchange Commissions' views regarding the application of generally accepted accounting principles for revenue recognition. Prior to fiscal

      2001, non-refundable fees received in connection with the granting of international licenses to implement and operate components of the LoJack System were generally recognized upon receipt of the fees, or in the case of deposits, once they became non-refundable. The new method of revenue recognition records the license fee revenue ratably over the initial term of the license, typically ten years. The Company recorded a non-cash charge of approximately $4,883,000 ($2,978,000 net of tax benefit, or ($0.18) per diluted share) to reflect the cumulative effect of this accounting change as of the beginning of the fiscal year. This deferred revenue will be recorded as license fee revenue over the remaining terms of the licenses. The effect of adopting this revenue recognition policy was to reduce fiscal 2001 revenues by $180,000 and net income by $113,000 or ($0.01) per diluted share before recording the cumulative effect of this change in accounting principle.

      The Company warrants to consumers that the LoJack Unit will be free from defects in material or workmanship for a period of two years. The Company also warrants to purchasers of LoJack Units that if their LoJack equipped vehicle is stolen in a covered jurisdiction within two years of installation and not recovered within 24 hours from the time that the theft is reported to the police, the Company will pay the consumer an amount equal to the full purchase price of the LoJack Unit up to a maximum of $595. Anticipated costs related to this standard product warranty are charged against income at the time of sale of the related product. Accrued warranty costs were approximately $459,000 and $484,000 as of the end of February 2001 and 2000, respectively.

      Revenues from the sale of extended warranties are amortized over the estimated term of the warranties (five years). Revenues from extended warranties expected to be realized beyond one year are classified as long-term liabilities. Such revenues aggregated approximately $1,703,000, $1,687,000, and $1,431,000 for the fiscal years ended February 2001, 2000 and 1999, respectively. Incremental costs directly related to the sales of such warranties are deferred and charged to expense proportionately as the revenues are recognized. Any remaining warranty costs are recognized when incurred.

      Research and Development - Costs for research and development are expensed as incurred. Such costs aggregated approximately $1,073,000, $1,057,000, and $400,000 for the fiscal years ended February 2001, 2000, and 1999, respectively.

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

      Cash Equivalents - Cash equivalents include short-term, highly liquid investments purchased with remaining maturities of three months or less. These cash equivalents consist of high quality securities purchased through major banks. Management routinely assesses the financial strength of the banks and, as of February 28, 2001, believes it had no significant exposure to credit risks.

      Accounts Receivable - The allowance for doubtful accounts was approximately $602,000 and $630,000 as of the end of February 2001 and 2000, respectively. Domestic accounts receivable are principally due from new and used automobile dealers that are geographically dispersed in various states. International receivables are primarily secured by export insurance policies or letters of credit and are related to fees, sales of product, and royalties pursuant to licensing agreements.

      Inventories - Inventories are stated at the lower of cost (first-in,first-out method) or market and consist primarily of finished goods, including LoJack Units and other related products and components held for resale.

      Property and Equipment - Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets (three to seven years).

      Fair Value of Financial Instruments - The Company's financial instruments consist of cash and equivalents, accounts receivable, accounts payable, deposits, accrued liabilities and capital lease obligations. The fair value of these financial instruments, other than marketable securities, at the end of February 2001 and 2000 approximates cost.

      Income Taxes - The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the Company's financial statements or tax returns. Deferred tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and tax basis of existing assets and liabilities, using tax rates anticipated to be in effect in the year(s) in which the differences are expected to reverse.

      Accounting for Stock-Based Compensation - The Company accounts for stock-based compensation to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25.

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

      A reconciliation of weighted average shares used for the basic and diluted computations is as follows:

                                                    2001                   2000                1999

        Weighted average shares for basic           15,910,138             16,665,116          17,919,868
        Dilutive effect of stock options               714,651                816,287           1,295,193
                                                    ----------             ----------          ----------

        Weighted average shares for diluted         16,624,789             17,481,403          19,215,061
                                                    ==========             ==========          ==========

      Options to purchase 2,350,105 (at a range of $7.625 to $15.00 per share), 1,727,459 (at a range of $7.625 to $15.00 per share), and 624,738 (at a range of $12.375 to $15.00 per share) shares of common stock were outstanding on average during fiscal 2001, 2000, and 1999, respectively, but were not included in the computation of diluted earnings per share, because the options' exercise prices were greater than the average market price of the common share.

      Comprehensive Income - Comprehensive income and net income were the same in fiscal 2001 and are presented in the consolidated statements of stockholders' equity.

      Segment Reporting - The Company has determined that it has two distinct reportable segments: the domestic segment and the international segment. The Company considers these two segments reportable as they are managed separately and the operating results of each segment are regularly reviewed and evaluated separately by the Company's senior management. Certain general overhead costs have been allocated to each segment based on methods considered to be reasonable by the Company's management. Income taxes have been allocated to each segment using the Company's effective tax rate.

      Software Capitalization - The Company adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" in fiscal 2000. Product development costs of $535,000 in fiscal 2001 and $ 291,000 in fiscal 2000 were capitalized.

      New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board released SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. This statement requires that all derivatives be recognized at fair value in the balance sheet, and that the corresponding gains or losses be reported either in the statement of income or as a component of comprehensive income, depending on the type of hedging relationship that exists. The statement will be effective for the Company in fiscal 2002. Management has evaluated the effect of adopting SFAS No. 133, as amended, on the Company's consolidated financial statements and does not believe that its adoption will have a material effect on the Company's financial position or results of operations.

      Supplemental Disclosures of Cash Flow Information - Cash payments for interest aggregated approximately $321,000, $273,000, and $265,000 for the fiscal years ended February 2001, 2000, and 1999, respectively. Cash payments for income taxes for the fiscal years ended February 2000, 1999, and 1998 were approximately $4,808,000, $5,982,000, and $7,691,000, respectively.

      Supplemental Disclosures of Noncash Investing and Financing Activities - Capital lease obligations aggregating approximately $1,831,000, $1,754,000, and $2,622,000 were incurred when the Company entered into lease agreements for new vehicles during the fiscal years ended February 2001, 2000, and 1999, respectively.

      Reclassifications - Certain 2000 and 1999 amounts have been reclassified to conform to the 2001 presentation.

 2.  PROPERTY AND EQUIPMENT

      Property and equipment consist of the following as of the end of February:

                                                                                  2001                  2000
        LoJack System components                                              $  19,508,721        $   17,952,417
        Equipment, furniture, and fixtures                                        5,626,089             4,938,834
        Vehicles                                                                  7,972,323             7,336,349
                                                                              -------------        --------------
        Total                                                                    33,107,133            30,227,600

        Less accumulated depreciation and amortization                          (23,836,982)          (21,215,366)
                                                                              -------------        --------------
        Total                                                                     9,270,151             9,012,234

        LoJack System components not yet in service                               1,220,126               768,594
                                                                              -------------        --------------
        Property and equipment - net                                          $  10,490,277        $    9,780,828
                                                                              =============        ==============

      LoJack System components not yet in service consist primarily of certain components relating to the operation of the LoJack System. Such components at the end of February 2001 are expected to be placed into service during the year ended February 2002.


 3.  LINE OF CREDIT AND CAPITAL LEASE OBLIGATIONS

      Line of Credit - The Company has an unsecured line-of-credit facility with a bank, which provides for borrowings up to a maximum of $7,500,000. Outstanding borrowings under the line-of-credit bear annual interest, payable monthly, at the bank's base rate which was 8.5% at February 28, 2001. No borrowings were outstanding under the line-of-credit as of the end of February 2001 and 2000. The facility is available on a revolving basis through June 1, 2002.

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

      At February 28, 2001, the Company was not in compliance with the minimum profitability financial covenant under its line-of-credit. This non-compliance was caused by the reduction of net income resulting from the adoption of SAB 101 in the fiscal quarter ended May 31, 2000 and $1,513,000 of management reorganization costs incurred in the quarter ended February 28, 2001. The Company has received a waiver of the covenant requirement from its bank.

     Capital Lease Obligations - The Company has entered into capital lease arrangements for certain vehicles. The cost of leased vehicles included in property and equipment is approximately $7,972,000 and $7,336,000, and the related accumulated amortization is approximately $4,997,000 and $4,234,000 as of the end of February 2001 and 2000, respectively. Amortization of such assets is included within product and installation costs in the accompanying consolidated income statement.

     At February 28, 2001, scheduled repayment requirements for capital lease obligations are as follows:

          2002                                          $ 1,594,623
          2003                                              932,052
          2004                                              236,782
                                                        -----------
          Total payments                                  2,763,457
          Less amounts representing interest                171,519
                                                        -----------
          Total principal                                 2,591,938
          Less current portion                            1,504,500
                                                        -----------
          Long-term portion                             $ 1,087,438
                                                        ===========
4.   STOCKHOLDERS' EQUITY

     Common Stock- As of February 28, 2001 the Company has 35,000,000 authorized shares of $.01 par value common stock of which 15,578,081 are issued and outstanding and 4,519,830 shares are reserved for the exercise of stock options.

     Preferred Stock - The Company has 10,000,000 authorized shares of $.01 par value Series A Preferred Stock. There were no shares outstanding at February 28, 2001 and February 29, 2000.

     Stock Options - The Company's Incentive Stock Option Plan ("Option
     Plan"), as amended, provides for the issuance of incentive stock options to employees, senior management ("Management Options") and non-employee directors ("Directors' Options") to purchase an aggregate of 5,374,135 shares of common stock. The incentive options are granted at exercise prices equal to the fair market value of the common stock on the date of grant. Options generally become exercisable over periods of two to five years and expire ten years from the date of the grant. Selected information regarding the options under the Option Plan as of February 28, 2001 is as follows:

                                                      Authorized                      Available for
                                                      for Grant      Outstanding      Future Grant
          Management and incentive stock options      5,064,135        3,865,530           367,800
          Directors' options                            310,000          177,000           109,500
                                                    -----------      -----------      ------------
                                                      5,374,135        4,042,530           477,300
                                                    ===========      ===========      ============

     The following table presents activity of all stock options:

                                                 Number of    Weighted Average
                                                  Options      Exercise Price


     Outstanding at March 1, 1998                3,042,740             $ 6.64
       Granted                                     463,775              13.04
       Exercised                                  (149,000)              3.55
       Canceled                                     (4,375)             10.26
                                               ------------           -------
     Outstanding at February 28, 1999            3,353,140               7.65
       Granted                                     390,025               7.21
       Exercised                                   (75,200)              3.07
       Canceled                                     (7,050)             10.29
                                               ------------           -------
     Outstanding at February 29, 2000            3,660,915               7.76
       Granted                                     606,700               7.21
       Exercised                                   (42,700)              4.97
       Canceled                                   (182,385)              9.32
                                               ------------           -------
     Outstanding at February 28, 2001            4,042,530             $ 7.67
                                               ============           =======

     The following table sets forth information regarding options outstanding at February 28, 2001:

                                                                                                Weighted Average
                                                          Weighted Average                     Exercise Price for
     Number of      Range of Exercise   Weighted Average   Remaining Life   Number Currently        Currently
      Options             Prices         Exercise Price        (Years)        Exercisable          Exercisable
       814,900        $ 2.00 -$ 2.38         $ 2.00               1             814,900             $ 2.00
       283,900          4.94 -  5.97           4.94               2             283,900               4.94
     1,634,630          6.88 -  9.00           7.65               4             863,435               7.92
       518,000          9.13 - 10.25           9.79               6             353,830               9.80
       791,100         12.38 - 15.00          13.03               6             487,940              13.07
     ---------      ----------------         ------               -           ---------             ------
     4,042,530        $ 2.00 -$15.00         $ 7.67               5           2,804,005             $ 7.03
     =========      ================         ======               =           =========             ======

     As described in Note 1, the Company accounts for stock-based compensation for employees and directors under APB No. 25 and has elected the disclosure alternative under SFAS No. 123. Had compensation expense for the Company's stock option plans been determined consistent with SFAS No. 123, pro forma net income and earnings per share would have been as follows:

                                                                    2001               2000              1999
       Net income before change in accounting principle       $   4,887,940     $    6,335,237    $    8,247,055
       Basic earnings per share                               $        0.31     $         0.38    $         0.46
       Diluted earnings per share                             $        0.29     $         0.36    $         0.43

     Options granted during fiscal 2001, 2000, and 1999 had a weighted average grant date fair value of $4.29, $5.76, and $6.70, respectively. The fair value of options on their grant date was measured using the Black/Scholes option pricing model. Key assumptions used to apply this pricing model were as follows:

                                                                   2001              2000               1999
       Range of risk free interest rates                      5.72% - 6.26%     5.11% - 5.72%      5.46% - 5.65%
       Expected life of option grants                            9 years           9 years            9 years
       Range of expected volatility of underlying stock         31% - 45%         58% - 65%          28% - 30%

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

     Stock Repurchase Plan - During fiscal 1996, the Company's Board of Directors authorized a stock repurchase plan (the "Repurchase Plan"). The Repurchase Plan, as amended several times since that date, authorizes the Company to purchase up to 9,200,000 shares of its outstanding common stock. Through February 28, 2001, the Company has repurchased 6,939,200 shares for a total of $69,497,000.

5.   INCOME TAXES

     The provision for income taxes consists of the following for the fiscal years ended February 2001, 2000 and 1999:

                                         2001           2000           1999
       Current:
        Federal                      $ 4,488,413    $ 4,674,641    $ 5,947,101
        State                            601,004        801,191      1,163,000
        Foreign                                -              -              -
                                     -----------    -----------    -----------
       Total                           5,089,417      5,475,832      7,110,101
                                     -----------    -----------    -----------

       Deferred:
        Federal                         (718,417)       317,182        (17,101)
        State                                            11,986        (52,000)
                                     -----------    -----------    -----------
       Total                            (718,417)       329,168        (69,101)
                                     -----------    -----------    -----------
       Provision for income taxes    $ 4,371,000    $ 5,805,000    $ 7,041,000
                                     ===========    ===========    ===========

     The difference between the Company's effective income tax rate and the United States statutory rate is reconciled below:

                                                2001      2000      1999

     U.S. statutory rate                        35.0 %    35.0 %    35.0 %
     State taxes, net of federal benefit         4.0       5.0       5.0
     Other, net                                 (2.0)     (1.0)     (1.0)
                                               -----     -----     -----
     Effective tax rate                         37.0 %    39.0 %    39.0 %
                                               =====     =====     =====


     The tax effects of the items comprising the Company's net deferred tax asset at the end of February 2001 and 2000 are as follows:

                                                                             2001                            2000
                                                                   Current        Long-term        Current       Long-term
      Deferred tax liabilities:
       Differences between book and tax basis of property        $        -   $ (2,314,477)     $         -    $ (1,856,307)
                                                                 ----------   ------------      -----------    ------------
      Deferred tax liabilities                                            -     (2,314,477)               -      (1,856,307)
                                                                 ----------   ------------      -----------    ------------
      Deferred tax assets:
       Accruals not currently deductible                         $  480,233   $    638,000      $   171,818    $          -
       Income deferred for book purposes                            648,773      3,367,726          648,773       1,210,577
       Net operating loss carryforwards
       (utilization limited to $39,000 per year through 2005)       177,527              -          200,803               -
                                                                 ----------   ------------      -----------    ------------

      Deferred tax assets                                         1,306,533      4,005,726        1,021,394       1,210,577
                                                                 ----------   ------------      -----------    ------------

      Net deferred tax assets (liabilities)                      $1,306,533   $  1,691,249      $ 1,021,394    $   (645,730)
                                                                 ==========   ============      ===========    ============

     Tax benefits that pertained to certain employee stock option exercises of $39,561 and $128,256 were recorded to additional paid-in capital for the fiscal years ended February 2001 and 2000, respectively. Results for the Company's fourth quarter of fiscal 2001 include a tax credit of $257,000 as a result of adjusting the annual effective tax rate.

6.    COMMITMENTS AND CONTINGENT LIABILITIES

      Lease Commitments - The Company leases various facilities under operating leases whose terms expire from 2002 to 2006; the leases contain renewal options ranging from two to five years.

      Minimum annual lease payments are as follows:

        2002                           $   979,000
        2003                               566,000
        2004                               436,000
        2005                               290,000
        2006                               178,000
                                       -----------
        Total                          $ 2,449,000
                                       ===========

      Rental expense under operating leases aggregated approximately $1,507,000, $1,337,000, and $1,235,000 for the fiscal years ended February 2001, 2000, and 1999, respectively.

      Severance and Retirement Agreement - In the fourth quarter of fiscal 2001 the Company recorded a charge to General and Administrative Expenses of $1,512,687 related to a management reorganization. The expense consists of severance, which will be paid in fiscal 2002, and retirement compensation and related benefits, which will be paid in fiscal 2002-2006.


7.    EMPLOYEE BENEFIT PLAN

      The Company has a defined contribution 40l(k) plan covering substantially all full-time employees. Under the provisions of the plan, employees may contribute a portion of their compensation within certain limitations. The Company matches a percentage of employee contributions on a discretionary basis as determined by the Board of Directors. The Company's Board of Directors elected to match 50% of employee contributions (100% of employee contributions for those with more than five years of service) in fiscal years 2001, 2000 and 1999, subject to certain limitations. Company contributions become fully vested after five years of continuous service. Company contributions related to the plan were approximately $490,000, $474,000 and $412,000 for the fiscal years ended February 2001, 2000 and 1999, respectively.

8.    EXPORT SALES

      Export revenues relate to product sales to and licensing revenues from unaffiliated licensees in foreign countries. A summary of such revenues is as follows:

                                                           2001                2000                1999
      Export revenues:
        Europe and Russia                          $       1,020,000      $    2,161,000       $   2,011,000
        South America                                      6,063,000           3,817,000           3,143,000
        Asia                                                 157,000              14,000             638,000
        Africa                                             7,957,000           3,986,000           5,082,000
                                                   -----------------      --------------       -------------
      Total                                        $      15,197,000      $    9,978,000       $  10,874,000
                                                   =================      ==============       ==============

 9.   SEGMENT INFORMATION

      The following tables present information about the Company's operating segments for the years ended February:

                                                                          International
                                                     Domestic Segment       Segment                 Consolidated
                                                     ----------------     -------------             ------------
2001
----
Revenues:
Product sales                                        $    80,653,039      $     14,188,828     $    94,841,867
License fees and
system component revenues                                          -             1,008,159           1,008,159
                                                     ---------------      ----------------     ---------------
                                Total revenues            80,653,039            15,196,987          95,850,026
Interest income                                              628,695                     -             628,695
Interest expense                                            (321,266)                    -            (321,266)
Depreciation and amortization                              3,925,308                 3,496           3,928,804
Income tax expense                                         2,743,000             1,628,000           4,371,000
Segment net income before change in accounting             4,960,676             2,545,735           7,506,411
Segment net income (loss) after change in accounting       4,960,676              (433,008)          4,527,668
Capital expenditures (excluding capital leases)            2,688,745                     -           2,688,745
Segment assets                                            38,357,025             3,798,192          42,155,217

2000
----
Revenues:
Product sales                                        $    80,181,032      $      7,836,085     $    88,017,117
License fees and
system component revenues                                          -             2,141,591           2,141,591
                                                     ---------------      ----------------     ---------------
                                Total revenues            80,181,032             9,977,676          90,158,708
Interest income                                              367,979                 8,625             376,604
Interest expense                                            (273,477)                    -            (273,477)
Depreciation and amortization                              3,858,201                 3,900           3,862,101
Income tax expense                                         4,798,000             1,007,000           5,805,000
Segment net income                                         7,506,169             1,574,696           9,080,865
Capital expenditures (excluding capital leases)            1,949,301                     -           1,949,301
Segment assets                                            33,196,380             1,964,910          35,161,290

1999
----
Revenues:
Product sales                                        $    72,335,435      $      8,696,783     $    81,032,218
License fees and
system component revenues                                          -             2,177,485           2,177,485
                                                     ---------------      ----------------     ---------------
                                Total revenues            72,335,435            10,874,268          83,209,703
Interest income                                              428,388                     -             428,388
Interest expense                                            (265,412)                    -            (265,412)
Depreciation and amortization                              3,296,819                 3,932           3,300,751
Income tax expense                                         5,628,000             1,413,000           7,041,000
Segment net income                                         8,798,634             2,209,444          11,008,078
Capital expenditures (excluding capital leases)              652,285                     -             652,285
Segment assets                                            36,393,377             2,085,280          38,478,657

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of LoJack Corporation:

We have audited the accompanying consolidated balance sheets of LoJack Corporation and subsidiaries as of February 28, 2001 and February 29, 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended February 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of LoJack Corporation and subsidiaries as of February 28, 2001 and February 29, 2000, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in fiscal 2001 the Company changed its method of accounting for revenue recognition for international license fees in accordance with guidance provided in SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

/s/ Deloitte & Touche LLP

Boston, Massachusetts
May 24, 2001

LOJACK CORPORATION AND SUBSIDIARIES

Executive Officers                                               Registrar and Transfer Agent

Ronald J. Rossi                                                  American Stock Transfer
Chairman of the Board of Directors                               & Trust Company
(Chief Executive Officer)                                        New York, New York

Joseph F. Abely                                                  Securities Listings
Director, President, Treasurer and Chief Operating
                                                                 NASDAQ: National Market Systems -"LOJN"
William R. Duvall
Senior Vice President                                            Annual Meeting
(Operations and Technical Development)
                                                                 10:00 a.m.
Kevin M. Mullins                                                 July 18, 2001
Vice President                                                   Newton Marriott Hotel
(Sales and Marketing)                                            Newton, Massachusetts

Peter J. Conner                                                  Form 10-K Availability
Vice President
(Government Relations)                                           The Company's annual report filed
                                                                 with the Securities and Exchange
Keith E. Farris                                                  Commission on Form 10-K is available
Vice President                                                   without charge upon written request to:
(Chief Financial Officer)
                                                                      Investor Relations
Board of Directors                                                    LoJack Corporation
                                                                      Norfolk Place
Ronald J. Rossi                                                       333 Elm Street
Chairman                                                              Dedham, Massachusetts 02026
                                                                      781.326.4700
Joseph F. Abely
President                                                        Or through our website
                                                                 (www.lojack.com)
Robert J. Murray
Chairman and Chief Executive Officer                             Corporate Counsel
New England Business Service, Inc.
                                                                 Sullivan & Worcester LLP
Harvey Rosenthal                                                 Boston, Massachusetts
Retired;
Formerly President and Chief Operating Officer                   Independent Auditors
Melville Corporation
                                                                 Deloitte & Touche LLP
Larry C. Renfro                                                  Boston, Massachusetts
President and Chief Executive Officer
New River Investor Communications                                Investor Relations

Lee T. Sprague                                                   Swanson Communications
Private Investor                                                 New York, New York
                                                                 516.671.8582
John H. MacKinnon
Retired; Formerly Partner
PricewaterhouseCoopers LLP

                                      34