Form 10-K, Exhibit 13
period 2001-12-31
LOJACK CORP
filed 2002-03-29
CIK 355777

                                   EXHIBIT 13


Selected Financial Data

The following table sets forth selected consolidated financial data of the Company for the periods indicated. On October 24, 2001, the Company changed the date of its fiscal year end from the last day of February to December 31, effective December 31, 2001. The ten-month period ended December 31, 2001 is referred to as the transition period. The selected consolidated financial data for and as of the transition period and for each of the previous four fiscal years ended February 2001, 2000, 1999 and 1998 are derived from the consolidated financial statements of the Company. The amounts in the year ended February 28, 2001 include the cumulative effect on prior years of a change in accounting policy for revenue recognition on international license fees in accordance with SEC Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements". The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes appearing elsewhere in this report. For the fiscal years ended February 28, 2001 and February 29, 2000, certain amounts have been reclassified from costs and expenses to cost of goods sold to conform to the December 31, 2001 presentation.

                                                       TEN MONTHS                          YEARS  ENDED
                                                         ENDED       ---------------------------------------------------------
                                                      DECEMBER 31,   FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                                                          2001           2001           2000           1999           1998

STATEMENTS OF INCOME (in thousands, except share and per share information):
Revenues                                               $    84,379   $     95,850    $    90,159    $    83,210    $    74,502
Cost of goods sold                                          42,267         47,414         43,063         37,565         32,778
                                                       -----------   ------------    -----------    -----------    -----------
Gross margin                                                42,112         48,436         47,096         45,645         41,724
Costs and expenses                                          37,552         37,087         32,905         29,159         26,204
                                                       -----------   ------------    -----------    -----------    -----------
Operating income                                             4,560         11,349         14,191         16,486         15,520
Interest income (expense) and other - net                      130            528            695          1,563            685
                                                       -----------   ------------    -----------    -----------    -----------
Income before provision for income taxes                     4,690         11,877         14,886         18,049         16,205
Income tax provision                                         1,735          4,371          5,805          7,041          6,318
                                                       -----------   ------------    -----------    -----------    -----------
Income before cumulative effect of
  change in accounting principle                             2,955          7,506          9,081         11,008          9,887
Cumulative effect of change in
  accounting principle                                          --         (2,978)            --             --             --
                                                       -----------   ------------    -----------    -----------    -----------
Net income                                             $     2,955   $      4,528    $     9,081    $    11,008    $     9,887
                                                       -----------   ------------    -----------    -----------    -----------
Basic earnings per common share before cumulative
  effect of change in accounting principle             $      0.19   $       0.47    $      0.54    $      0.61    $      0.52
Cumulative effect of change in accounting principle             --          (0.19)            --             --             --
                                                       -----------   ------------    -----------    -----------    -----------
Basic earnings per share                               $      0.19   $       0.28    $      0.54    $      0.61    $      0.52
                                                       -----------   ------------    -----------    -----------    -----------
Diluted earnings per common share before cumulative
  effect of change in accounting principle             $      0.19   $       0.45    $      0.52    $      0.57    $      0.48
Cumulative effect of change in accounting principle             --          (0.18)            --             --             --
                                                       -----------   ------------    -----------    -----------    -----------
Diluted earnings per share                             $      0.19   $       0.27    $      0.52    $      0.57    $      0.48
                                                       -----------   ------------    -----------    -----------    -----------
Weighted average shares outstanding:
     Basic                                              15,272,264     15,910,138     16,665,116     17,919,868     18,934,414
                                                       -----------   ------------    -----------    -----------    -----------
     Diluted                                            15,774,719     16,624,789     17,481,403     19,215,061     20,579,884
                                                       -----------   ------------    -----------    -----------    -----------
BALANCE SHEET DATA (in thousands):
Working capital                                        $    14,359   $     18,758    $    15,453    $    18,735    $    15,486
Total assets                                                48,194         42,155         35,161         38,479         32,661
Long-term debt                                               1,038          1,087          1,204          1,373            793
Total liabilities                                           28,517         20,319         13,907         13,363         11,158
Stockholders' equity                                        19,677         21,836         21,254         25,116         21,502

REVENUES, MARGIN AND EARNINGS BY QUARTER
(Unaudited and in thousands except per share information):

On October 24, 2001, the Company changed its fiscal year end from the last day of February to December 31, effective beginning December 31, 2001. Effective March 1, 2000, the Company changed its policy for accounting for revenue recognition for international license fees in accordance with SEC SAB No. 101.

Ten Months Ended December 31, 2001
                                                         First        Second       Third
                                                       Quarter        Quarter     Quarter      December

Revenues                                              $   24,547    $   25,408   $   26,940   $    7,484
Gross margin                                              12,242        12,536       14,029        3,305
Net income (loss)                                          2,199         1,965          155       (1,364) (1)

Basic earnings (loss) per share                       $     0.14    $     0.13   $     0.01   $    (0.09)
Diluted earnings (loss) per share                     $     0.14    $     0.12   $     0.01   $    (0.09) (1)

Year Ended February 28, 2001
                                                         First        Second       Third        Fourth
                                                       Quarter        Quarter     Quarter       Quarter

Revenues                                              $   24,486    $   25,867   $   24,252   $   21,245
Gross margin                                              13,146        13,588       11,815        9,887
Income before cumulative
  effect in change in
  accounting principle                                     2,615         2,888        1,692          311  (2)
Cumulative effect of change
  in accounting principle                                 (2,978)           --           --           --
Net income (loss)                                     $     (363)   $    2,888   $    1,692   $      311  (2)

Basic earnings per common share before cumulative
  effect of change in accounting principle            $     0.16    $     0.18   $     0.11   $      0.03
Cumulative effect of change in accounting principle        (0.18)           --           --           --
                                                      ----------    ----------   ----------   ----------
Basic earnings (loss) per share                       $    (0.02)   $     0.18   $     0.11   $     0.03
                                                      ==========    ==========   ==========   ==========

Diluted earnings per common share before cumulative
  effect of change in accounting principle            $     0.16    $     0.17   $     0.10   $     0.03
Cumulative effect of change in accounting principle        (0.18)           --           --           --
                                                      ----------    ----------   ----------   ----------
Diluted earnings (loss) per share                     $    (0.02)   $     0.17   $     0.10   $     0.03
                                                      ==========    ==========   ==========   ==========

(1) The one-month loss was primarily the result of project milestones met for work relating to the ongoing re-engineering of the LoJack Unit of $335,000, the receipt of beta test units for a new product totaling $340,000, recruiting fees of $112,000 for new marketing and sales personnel, and year-to-date volume price rebate levels achieved in December by a major international licensee totaling $235,000. In addition, the Company continued its ongoing investments in marketing during December.

(2) Reflects a $1,513,000 pretax charge for expenses related to a management reorganization and a tax credit of $257,000 as a result of adjusting the annualized income tax rate to 37% from 39%.

Market for Registrant's Common Equity and Related Stockholder Matters

LoJack's Common Stock is traded on the NASDAQ National Market under the symbol:
LOJN.

The following table sets forth the range of the high and low bid information for the Common Stock for the periods indicated, as reported by NASDAQ. This information reflects inter-dealer prices, without retail mark-up, markdowns or commission and may not necessarily reflect actual transactions.

                                         High       Low
Ten Months Ended December 31, 2001

First Quarter                           $6.88      $4.90
Second Quarter                           7.11       5.11
Third Quarter                            5.77       4.90
December                                 5.45       5.10

Twelve Months Ended February 28, 2001

First Quarter                           $8.00      $6.63
Second Quarter                           7.97       6.56
Third Quarter                            8.88       7.00
Fourth Quarter                           8.00       6.94

On March 27, 2002, there were 2,527 record holders of the Common Stock. The Company believes the actual number of beneficial owners of the Common Stock is approximately 5,650 because a large number of the shares of the Common Stock are held in custodial or nominee accounts for the benefit of persons other than the record holders.

LoJack has never paid a dividend, and at the present time the Company expects that future earnings will be retained for use in its business or to repurchase shares of its Common Stock. The Company's loan agreement with a bank permits the payment of dividends so long as such payment does not cause noncompliance with certain loan covenants.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto.

Overview

LoJack is the developer of, and owns all rights to, the LoJack System, a unique patented system designed to assist law enforcement personnel in locating, tracking, and recovering stolen vehicles. The LoJack System is comprised of a Registration System maintained and operated by LoJack; a Sector Activation System and Police Tracking Computers operated by law enforcement officials (the "Law Enforcement Components"); and the LoJack Unit, a VHF (very high frequency) transponder sold to consumers. The LoJack System is integrated into existing law enforcement computer and telecommunication networks and procedures. If a car equipped with a LoJack Unit is stolen, its owner reports the theft to a local police department. When the vehicle owner reports the vehicle theft to the police in a jurisdiction where the LoJack System is operational, routine law enforcement processing of a stolen vehicle report activates the Sector Activation System, which automatically emits a signal that turns on the LoJack Unit in the stolen vehicle. Communications between the LoJack Unit and the law enforcement agencies are transmitted on a frequency which only law enforcement agencies are authorized to use. The Police Tracking Computer, installed in police patrol cars throughout the coverage areas, can detect the tracking signal emitted from the LoJack Unit and the law enforcement officer in the police car follows a homing procedure that takes them directly to the stolen vehicle.

The Company's revenues in the United States are derived primarily from the sale of LoJack Units and related products, including alarms and extended warranties, to consumers. Approximately 94% of such sales are made through a distribution network consisting of new and used automobile dealers. The Company has strong brand awareness and loyalty in the United States, originally built in the car and light truck markets, and we are continuing to expand our brand awareness and loyalty in the commercial fleet and construction markets.

The Company also derives revenues from license fees, sales of products, and royalties pursuant to agreements to license ("License Agreements") the use of the Company's stolen vehicle recovery system technology in over 25 international markets. In connection with this international expansion, the Company modified its stolen vehicle recovery technology to have the flexibility of operating independently of existing law enforcement communication networks.

For the transition period, the Company derived 17% of its consolidated revenues from sales to its foreign licensees, with sales concentrations in certain countries. The Company generally assures payment for its products to foreign licensees through cash prepayments, letters of credit and bonded warehouse arrangements, or purchases export insurance. The Company granted extended payment terms to an international licensee for amounts not covered by export insurance and has deferred revenue recognition of approximately $1,498,000 in product shipments to that licensee until payment becomes reasonably assured. The Company presently is in the process of completing a secured long-term financing agreement with this licensee. Other matters affecting the operations or financial condition of the Company's foreign licensees, many of which are beyond the control of the Company, may affect the timing of licensing arrangements or orders of LoJack's products by such licensees.

The Company plans on introducing a new product, LoJack Early Warning(TM), as an option to the LoJack Unit, in 2002. Resulting revenues will be recognized over a period of the estimated life of vehicle ownership. While the Company expects to show only moderate revenues in 2002 as a result of this product, the Company expects that this product will result in increased sales of the LoJack Unit.

On October 24, 2001, the Company's Board of Directors approved a change in the Company's fiscal year end from the last day of February to December 31, effective beginning December 31, 2001. All references in the financial statements to the period ended December 31 refer to the ten month transition period ended December 31, 2001.

Critical Accounting Policies

The consolidated financial statements include the accounts of LoJack and its wholly owned subsidiaries. Intercompany transactions and balances are eliminated in consolidation. Management is required, in certain instances, to use estimates and assumptions that affect the amounts reported in the consolidated financial statements and the notes thereto. The actual results could differ from those estimates. The Company's accounting policies are fully described in Note 1 to the Consolidated Financial Statements. The significant accounting policies which we believe to be the most critical in understanding and evaluating our reported financial position and results of operations include:

Revenue Recognition, Deferred Revenue and Change in Accounting Principle. Effective March 1, 2000, the Company changed its method of revenue recognition for international license fees to comply with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"). The new method of revenue recognition records international license fee revenue ratably over the initial term of the license, typically ten years.

The Company earns revenues primarily from the domestic sale and installation of LoJack Units, international license fees, sales of products and components to international licensees, and from extended and enhanced warranty programs.

The Company recognizes revenue on sales of domestic LoJack Units and related products upon installation. Revenues from the sales of products and components of the LoJack System to international licensees are recognized upon shipment to the licensee or, if later, when payment is reasonably assured.

The Company warrants to consumers that the LoJack Unit will be free from defects in material or workmanship for a period of two years from the date of installation. The Company also warrants to purchasers of LoJack Units that if their LoJack equipped vehicle is stolen and reported in a covered jurisdiction within two years of installation and not recovered within 24 hours from the time that the theft is reported to the police, the Company will pay the consumer an amount equal to the full purchase price of the LoJack Unit up to a maximum of $595. Material differences may result in the amount of warranty costs to be accrued if management were to change the estimate of projected warranty costs. Historically, the Company's warranty claims have been within the range of management's estimates and recorded warranty reserves.

Revenues from the sale of extended warranties are amortized over the estimated term of the warranties (five years). Revenues from extended warranties expected to be realized beyond one year are classified as long-term deferred revenue. Incremental costs directly related to the provision of such warranties are deferred and charged to expense proportionately as the revenues are recognized. Any remaining warranty costs, relating to actual claims made, are recognized when incurred. Material differences may result in the timing of the recognition of revenue if management were to make different estimates in the estimated useful life of the warranty.

The Company granted extended payment terms to an international licensee for amounts not covered by export insurance and deferred revenue recognition of approximately $1,498,000 in product shipments to that licensee until payments become reasonably assured. The Company is presently in the process of completing a secured long-term financing agreement with this licensee.

Accounts Receivable. Domestic accounts receivable are principally due from automobile dealers that are geographically dispersed. The Company generally sells products and components of the LoJack System to foreign licensees through cash prepayments, letters of credit or purchased export insurance, which assures payment for its products. Management makes estimates of the collectibility of accounts receivable based upon historic experience, customer credit worthiness and current economic trends. Historically, management estimates have been consistent with actual losses incurred.

Research and Development. Costs for research and development are expensed as incurred. Such costs aggregated approximately $2,634,000, $1,200,000, and $1,057,000 for the ten months ended December 2001 and for the fiscal years 2001 and 2000, respectively. Research and development expense includes salaries, fees to consultants, and other related costs associated with the development of new products.

Software Capitalization. The Company adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" for the year ended February 29, 2000. The Company capitalizes internal software development costs subsequent to establishing technological feasibility and the Company continually evaluates the recoverability of capitalized costs. Product development costs of $194,000 were capitalized in the ten months ended December 31, 2001 and $534,000 and $291,000 were capitalized in fiscal years 2001 and 2000, respectively. At December 31, 2001, capitalized development costs amounted to $1,019,000. If the related product candidates fail to achieve marketability, we would be required to write off the unamortized costs.

Results of Operations

In October 2001, the Company announced that it had changed its fiscal year end from the end of February to December 31, effective December 31, 2001. The financial statements included with this filing include the balance sheets as of December 31, 2001 and February 28, 2001 and the related statements of income, stockholders' equity and cash flows for the ten months ended December 31, 2001, and the twelve months ended February 28, 2001 and February 29, 2000. Unaudited financial information for the comparable ten-month period ended December 31, 2000 is presented in the table below and includes any adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair presentation (amounts in thousands except share amounts). For purposes of Management's Discussion and Analysis of Financial Condition and Results of Operations, the Company believes that this ten-month statement and comparison provide a more meaningful analysis.

                                                Ten Months           As a          Ten Months          As a
                                                  Ended           Percent of          Ended          Percent of
                                             December 31, 2001     Revenues     December 31, 2000     Revenues
                                             -----------------    ----------    -----------------    ----------
                                                                                   (unaudited)
Revenues                                        $    84,379         100.0%         $    80,369         100.0%

Cost of goods sold                                   42,267          50.1%              39,080          48.6%
                                                -----------         ------         -----------         -----
Gross margin                                         42,112          49.9%              41,289          51.4%
                                                -----------         ------         -----------         -----
Costs and expenses:
Research and development                              2,634           3.1%                 911           1.1%
Sales and marketing                                  22,783          27.0%              18,315          22.8%
General and administrative                           10,531          12.5%               8,726          10.9%
Depreciation and amortization                         1,604           1.9%               1,494           1.9%
                                                -----------         ------         -----------         -----
   Total                                             37,552          44.5%              29,446          36.7%

Operating income                                      4,560           5.4%              11,843          14.7%
                                                -----------         ------         -----------         -----
Other income (expense):                                 130           0.2%                 442           0.5%
                                                -----------         ------         -----------         -----
Income before provision
  for income taxes                                    4,690           5.6%              12,285          15.2%

Provision for income taxes                            1,735           2.1%               4,546           5.7%
                                                -----------         ------         -----------         -----
Income before cumulative effect of change
  in accounting principle                             2,955           3.5%               7,739           9.5%

Cumulative effect of change                              --                             (2,978)
                                                -----------         ------         -----------         -----
Net income                                      $     2,955           3.5%         $     4,761           5.9%
                                                ===========         ======         ===========         =====
Basic earnings (loss) per share:
Before cumulative effect of change              $      0.19                        $      0.49
Cumulative effect of change                              --                              (0.19)
                                                -----------                        -----------
After cumulative effect of change               $      0.19                        $      0.30
                                                ===========                        ===========
Diluted earnings (loss) per share:
Before cumulative effect of change              $      0.19                        $      0.47
Cumulative effect of change                              --                              (0.18)
                                                -----------                        -----------
After cumulative effect of change               $      0.19                        $      0.29
                                                ===========                        ===========
Weighted average shares:
Basic                                            15,272,264                         15,915,662
                                                ===========                        ===========
Diluted                                          15,774,719                         16,626,290
                                                ===========                        ===========

Ten Months Ended December 31, 2001 vs. Ten Months Ended December 31, 2000

Revenues increased by $4,010,000, or 5%, to $84,379,000 for the ten-month transition period ended December 31, 2001 from $80,369,000 for the same ten-month period a year ago. Domestic revenues increased by $1,462,000 or 2%, to $70,226,000 during the ten months ended December 31, 2001 as compared to $68,764,000 for the comparable ten-month period in the prior year. International revenues from product sales and licensing fees increased by $2,548,000, or 22%, for the transition period to $14,153,000 from $11,605,000 in the ten-month period in the prior year.

The increase in domestic revenues of 2% or $1,462,000 reflect unit volume increases of 4% or $2,401,000 for the ten-month period offset by $1,256,000 relating to standard volume variable pricing discounts earned by larger customers. In addition, revenues from sales of other automobile security products increased by $330,000 to $5,726,000 in the ten months ended December 31, 2001 from $5,396,000 in the same period a year ago. For the period of March 2001 to September 2001, unit sales decreased by 5% while during the period of October 2001 to December 2001, unit sales increased by 27% as compared to the same periods in the prior year. Management believes that the increase in unit sales realized in the last three months of the year was primarily due to the Company's investments in marketing, advertising and sales initiatives during that same period.

The increase in international revenues of $2,548,000 was primarily the result of an increase of approximately $3,273,000 in sales of the international version of the LoJack Unit and related products, primarily to Colombia, Ecuador, Mexico and South Africa as those markets became more mature. These increases were partially offset by a decrease of approximately $693,000 in recognized revenue from product shipments to Argentina compared to the same period a year ago. As of December 31, 2001, the Company deferred revenues of $1,498,000 on shipments to its Argentinean licensee due to uncertainties in that country's economic environment. The Company will recognize this revenue in future periods as collectibility of related payments becomes reasonably assured.

Cost of goods sold for the ten months ended December 31, 2001 increased to 50% of revenues from 49% for the same period a year ago. Domestically, cost of goods sold was 48% of related revenues for the ten months ended December 31, 2001, compared to 47% for the same period a year earlier. This increase was primarily due to declines in average revenue per LoJack Unit. International cost of goods sold increased to 61% of related revenues for the ten months ended December 31, 2001 from 58% a year earlier. The change in international cost of goods sold was partially a result of two large customers achieving volume based price rebate levels of $348,000 during the period ended December 31, 2001. Additionally, a charge totaling $155,000 was recorded as inventory unique to two smaller markets became obsolete.

Research and development expense increased by $1,723,000 to $2,634,000 in the ten months ended December 31, 2001 from $911,000 in the ten months ended December 31, 2000, primarily as a result of project milestones met for work related to a redesign of the LoJack Unit of $694,000 during the ten-month period ending December 31, 2001. The remaining increase relates mainly to new product development costs including the receipt of beta test units with a cost of approximately $408,000, additional product development consulting costs of $169,000, and other expensed development costs of $114,000. In addition, approximately $194,000 of product development costs associated with a new feature of the LoJack Unit were capitalized during the ten months ended December 31, 2001, compared to $534,000 in the prior year period. The Company continues to participate in research and development efforts regarding both improvements and modifications to the LoJack Unit and other LoJack System components as well as new products. The Company expects to spend approximately $3,300,000 in 2002 on research and development expenses.

Sales and marketing expense increased by $4,468,000 to $22,783,000 in the ten months ended December 31, 2001 from $18,315,000 for the same ten-month period of a year ago. The increase in sales and marketing expense includes $2,197,000 in sales and marketing salaries and benefits in support of the Company's strategic business plan for growth, $696,000 in increased advertising and other marketing initiatives, and $272,000 of additional call center expenses to improve customer service. The increase is also due to $1,275,000 of bad debt reserves relating to the Company's licensee located in Argentina, a country experiencing economic uncertainties. The Company is in the process of completing a secured loan and financing agreement with this licensee. The Company expects to incur increased sales and marketing costs in 2002 in conjunction with the execution of significantly expanded general advertising and marketing programs as well as the introduction of the LoJack Early WarningTM system, which the Company intends to sell as an enhanced feature of the LoJack Unit in 2002.

General and administrative expense increased by $1,805,000 to $10,531,000 in the transition period from $8,726,000 for the same period in the prior year. The increase is comprised of $781,000 of increased legal and accounting fees necessary for the expansion to international markets and professional advisory services in support of compliance and tax matters. The increase also includes additional expenses necessary to support future growth including $548,000 of rent, telephone and related overhead costs and $414,000 of staffing costs.

Other income (expense) decreased by $312,000 from $442,000 in the ten months ended December 31, 2000 to $130,000 for the ten months ended December 31, 2001. The decrease is mainly due to lower interest income of $264,000 due to lower interest rates and lower cash balances available for investment as well as lower gains amounting to $122,000 on fully depreciated installation vehicles sold in the normal course of business. These decreases are partially offset by a reduction of interest expense of $71,000 due to lower interest rates related to capitalized vehicle leases entered in to during the year.

The provision for income taxes decreased by $2,811,000 to $1,735,000 for the ten-month period ended December 31, 2001 from $4,546,000 for the same period a year ago as the result of the decrease in related taxable income. The Company's effective tax rate remained at 37% during both periods.

As described in Note 1 of the Notes to Consolidated Financial Statements, the Company adopted Securities and Exchange Commission Staff Accounting Bulletin No. 101 effective March 1, 2000 and changed its revenue recognition policy for international license fees, recording a non-cash charge of $2,978,000, or ($0.18) per diluted share, net of a $1,904,000 tax benefit, to reflect the cumulative effect on prior years.

As a result of the foregoing, net income decreased by $1,806,000 to $2,955,000 during the transition period from $4,761,000 for the same ten-month period in the prior year.

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

The increase in domestic revenues of $472,000 resulted primarily from unit volume increases of 4%. Fiscal 2001 unit volume reflected the weakness in new car sales in the latter part of the year. The fiscal 2001 unit volume increase resulted in net unit revenue increases of $1,331,000, after a reduction in the average revenue earned per LoJack Unit sold, totaling $1,666,000, as a result of standard volume variable pricing discounts earned by larger customers. In addition, revenues from sales of other automobile security products declined by $859,000 from fiscal 2000.

The increase in international revenues of $5,219,000 in fiscal 2001 was primarily the result of a $5,126,000 increase in revenues on sales of and royalties on the international version of the LoJack Unit, primarily in South Africa, and related products. License fee revenues increased by $93,000 to $800,000 in fiscal 2001 from $707,000 in fiscal 2000. Fiscal 2001 license fee revenues were reduced by $180,000 as a result of the adoption of Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", which results in license fee revenue being recognized evenly over the initial of the license agreement (generally ten years).

Cost of goods sold for fiscal 2001 increased to 49% of revenues from 48% in fiscal 2000. Domestically, cost of goods sold was 49% of related revenues in fiscal 2001, compared to 48% a year earlier. Lower manufacturing costs of the LoJack Unit of $1,614,000 were offset by a $2,205,000 increase in installation expenses. Systems costs increased by $40,000, primarily as a result of increases in salaries and system costs. International cost of goods sold increased to 58% of related revenues in fiscal 2001 from 50% a year earlier. The change in international cost of goods sold resulted from changes in the mix of product sales.

Research and development expense increased by $143,000 to $1,200,000 in fiscal 2001 from $1,057,000 a year earlier, primarily as a result of the timing of certain work related to a redesign of the LoJack Unit and other new product research and development initiatives. Approximately $534,000 of product development costs associated with a new feature of the LoJack Unit were capitalized during fiscal 2001, compared to $291,000 in fiscal 2000.

Marketing expense increased by $1,379,000 to $21,904,000 in fiscal 2001 from $20,525,000 in fiscal 2000. This increase resulted primarily from an increase of $1,064,000 in marketing salaries and benefits, and other expenses related to market expansion, and an increase in overall business volume.

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

The provision for income taxes decreased by $1,434,000 to $4,371,000 in fiscal 2001 from $5,805,000 in fiscal 2000 as the result of the decrease in related taxable income. The Company's effective tax rate declined to 37% in fiscal 2001 from 39% in fiscal 2000 primarily as a result of the foreign sales corporation's benefit from increased exports.

As described in Note 1 of the Notes to Consolidated Financial Statements, the Company adopted Securities and Exchange Commission Staff Accounting Bulletin No. 101 effective March 1, 2000 and changed its revenue recognition policy for international license fees, recording a non-cash charge of $2,978,000, net of a $1,904,000 tax benefit, to reflect the cumulative effect on prior years.

As a result of the foregoing, net income decreased by $4,553,000 to $4,528,000 in fiscal 2001 from $9,081,000 in fiscal 2000.

Liquidity and Capital Resources

The Company's strategic plan for the operation of its stolen vehicle recovery network in the United States is to increase penetration in the existing automotive channel, expand the construction trade channel, open additional complementary channels of distribution and continue to expand the use of its technology to those international markets where the combination of new vehicle sales, population density, and the incidence of vehicle theft is high. The Company's strategic plan for growth also includes the launch of new products, as well as the continued re-engineering of the LoJack Unit to take advantage of leading edge RF (Radio Frequency) technology. In certain circumstances, the Company may decide to make direct strategic investments in international licensee operations to leverage its close relationships with its partners, to better understand the business models of its licensees, to develop a global technology roadmap, and to expand unit sales. Additionally, the Company plans on making increased investments in people, technology, marketing and research and development consistent with its strategic plan, including the doubling of its media spending in 2002. These initiatives require substantial investments of capital and operating resources.

The Company currently finances its capital and operating needs through cash flow from operations and capital leases. This liquidity is contingent on continued customer demand for our products and services and continuing the existing relationship the Company has with certain law enforcement agencies. The Company expects to continue its ongoing relationship with law enforcement agencies, believes it will be able to keep pace with required technological change in its products, and expects to continue to drive customer demand.

The Company plans to fund these expenditures as well as other capital expenditures using working capital, cash flows from operations, or its existing line-of-credit discussed below. As of December 31, 2001 the Company had working capital of $14,359,000. The Company estimates that capital expenditures in 2002, excluding those under capital lease, will be approximately $5,700,000, principally for wider coverage areas in existing domestic markets as well as other on-going capital requirements.

The Company's line-of-credit provides for unsecured borrowings up to a maximum of $7,500,000. Outstanding borrowings bear annual interest, payable monthly, at the bank's base rate. There were no outstanding borrowings under the line-of-credit as of December 31, 2001. The line-of-credit will expire on June 1, 2002, and the Company plans to renew the line-of-credit before it expires.

At December 31, 2001, the Company was not in compliance with the covenant requiring the lender's prior approval of certain investments, loans or acquisitions. This non-compliance related to the Company's granting of extended payment terms to a foreign licensee with the balance being collateralized by a pledge of capital stock. The Company has received a waiver of the covenant requirement from its bank.

Cash and equivalents as of December 31, 2001 decreased by $2,100,000 compared to February 28, 2001. The overall decrease was the result of cash provided by operating activities of $9,791,000 offset by cash used for investing activities of $4,924,000 and cash used for financing activities of $6,967,000.

Cash flow provided by operating activities in the transition period of $9,791,000 is primarily attributable to net income of $2,955,000, depreciation and amortization of $3,216,000, and increases in accounts payable of $4,617,000 due to the timing of related payments, deferred revenue additions of $8,879,000, and customer deposits received during the period of $1,635,000. These sources of cash were partially offset by an increase in accounts receivable of $4,214,000, reflecting an increase of $2,760,000 in revenues recognized in the last 60 days of the period. Further reductions of cash flow provided by operating activities include the increases in inventories of $1,273,000, reflecting preparation for future increases in the level of business, and the recognition of deferred revenue of $6,403,000 relating to the Company's warranty products and international licensee fees.

Cash flows used for investing activities for the transition period related primarily to expenditures for property and equipment of $3,864,000 (exclusive of additions under capital leases of $1,627,000), which reflect the Company's planned investments made in facilities, computer equipment and other infrastructure to support future growth. The increase also includes $866,000 of cash spent as part of a $1,366,000 investment ($500,000 was a non-cash exchange) to obtain a 7.9% equity investment in the Company's French licensee. The Company may make similar capital investments in the future.

Cash used for financing activities included $5,706,000 related to the repurchase of the Company's stock under a stock repurchase program, as well as repayment of capital leases of $1,627,000, partially offset by proceeds from the exercise of stock options of $366,000.

The Company is considering possible investment opportunities, including, but not limited to, possible acquisitions of, or investments in, or joint ventures with other companies and its international licensees. In addition, the Company has received a guarantee and pledge of capital stock in its Argentinean licensee for its outstanding payables due to the Company. This agreement was put in place pending final approval of a secured loan and financing agreement with this licensee.

During fiscal 1996 the Company's Board of Directors authorized a stock repurchase program, which, as amended, provided for the repurchase of up to 5,200,000 common shares. In April 1999, the Company's Board of Directors increased the number of authorized shares to be repurchased to 6,200,000 shares. In September 1999, the Board of Directors authorized the repurchase of an additional 1,000,000 shares. In December 2000, the Board of Directors increased the total by 2,000,000 to 9,200,000 total shares authorized under the Company's repurchase program. As of December 31, 2001, the Company had repurchased 7,995,840 shares for a total of $75,203,000. The Company may continue its activities under the stock repurchase program in 2002 depending on existing share prices, alternative investment opportunities and available cash balances.

The Company has substantial fixed contractual obligations under various capital and operating lease agreements, severance arrangements, inventory purchase commitments and non-recurring engineering expenditures if project milestones are met. These contractual obligations and commercial commitments were comprised of the following at December 31, 2001:

                                                              Payments Due by Period
                                               -----------------------------------------------------
                                                               Less than
                                                  Total         One Year      1-3 Years    4-5 Years
                                               ------------   ------------   -----------   ---------
Capital lease obligations including interest   $  2,706,000   $  1,636,000   $ 1,070,000   $      --
Operating leases                                  6,479,000      1,653,000     3,943,000     883,000
Severance arrangements                              974,000        227,000       681,000      66,000
Purchase commitments                              6,700,000      6,700,000            --          --
Non-recurring engineering expenditures            1,070,000      1,070,000            --          --
                                               ------------   ------------   -----------   ---------
    Total                                      $ 17,929,000   $ 11,286,000   $ 5,694,000   $ 949,000
                                               ============   ============   ===========   =========

OTHER INFORMATION

New Accounting Pronouncements

In March 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires, among other things, that all derivatives be recognized on the balance sheet at fair value and specifies the accounting for hedging activities that meet certain criteria. The Company generally does not hold derivative instruments or engage in hedging activities, and accordingly, the adoption of SFAS No. 133 has had no effect on the Company's financial condition or results of operations.

In July 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("SFAS No. 141"), "Business Combinations" and Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets". SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling of interests method. SFAS No. 142 is effective for the Company beginning on January 1, 2002 and requires, among other things, the discontinuance of goodwill amortization. The Company does not believe that the adoption of either statement will have any impact on its financial condition or results of operations.

In August 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("SFAS No. 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale, and is effective for the Company beginning on January 1, 2002. The Company does not believe that the adoption of SFAS No. 144 will have any impact on its financial condition or results of operations.

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

The Company depends on its principal products and market acceptance of them. The Company currently derives most of its revenues from consumer sales of LoJack Units and related products and the licensing of its Stolen Vehicle Recovery System and sale of related products to licensees in foreign countries. The Company also derives a limited portion of its revenues from sales of conventional vehicle security devices and the sale of warranties. As a result, any factor adversely affecting sales of the Company's principal products would have an adverse effect on the Company.

The Company's success is heavily dependent upon acceptance of its current and future products in new markets. There is no assurance that the LoJack System will continue to achieve widespread consumer acceptance in all of the Company's existing or future markets.

The Company is affected by changes in economic conditions and new vehicle sales. The Company's products are principally installed in new and used vehicles; the Company's sales, however, have historically been driven by the sale of new vehicles. As a result, any change in general economic conditions resulting in decreased new vehicle sales, could adversely affect the Company. Because new car sales are most often a discretionary activity, the Company is unable to accurately predict its sales in future quarters. In any quarter, many factors can affect the Company's revenues. These factors include, but are not limited to, periods of economic slowdown, slowdowns in vehicle production, labor disputes affecting the automobile industry, and changes in general economic conditions. If fewer new vehicles are sold, fewer LoJack Units may be installed.

The Company relies on key personnel. The Company's success depends, to a significant degree, upon the efforts and abilities of key creative, technical, marketing, sales and management personnel. The loss of services of one or more of these key employees could have an adverse effect on the Company. In addition, the Company believes that its future success depends in part upon its ability to attract, retain, and motivate qualified personnel necessary for the development of its business. There can be no assurance that the Company will be successful in attracting and retaining such personnel.

The Company is subject to governmental regulations and approval. The Company must obtain the approval of law enforcement agencies, as well other governmental agencies, for implementation of the LoJack System before sales of LoJack Units can commence in a given jurisdiction. The approval process may be time consuming and costly. In addition, governmental approval may be terminable at the convenience of the executive or legislative body in some jurisdictions. Such governmental discretion and regulation may limit the number of potential customers for the Company's services or impede its ability to offer competitive services to the market. The Company may encounter similar or additional regulatory requirements as it expands into foreign markets.

The Company depends on proprietary technology. The Company's success is dependent on its proprietary technology. Although the Company seeks to protect its intellectual rights through patents, copyrights, trademarks, trade secrets and license agreements, there can be no assurance that the Company will be able to protect its technology from misappropriation or that competitors will not develop similar technology independently. There can be no assurance that third parties will not assert that the Company's products infringe upon their own patents, copyrights, or trade secrets. In addition, the laws of certain foreign countries in which the Company's products are or may be distributed do not protect the Company's products and intellectual rights to the same extent as the laws of the United States.

The Company currently depends on a single supplier for its principal product. Key components of the Company's principal product are currently manufactured to the Company's specifications by a single supplier. Although these key components could be obtained from other suppliers, there can be no assurance that the Company could obtain such components from an alternative supplier without undue cost and expense.

The Company faces competition. Several competitors or potential competitors are marketing or have announced the development of stolen vehicle tracking products that may be competitive with the LoJack System. To the Company's knowledge, competitors have not developed stolen vehicle recovery products directly compatible with the LoJack System. In addition, the Company is unaware of any competitor who proposes a system capable of being operated or actively monitored exclusively by law enforcement agencies as is the LoJack System. However, there can be no assurance that the Company will be able to compete successfully against existing companies or new entrants to the marketplace. Furthermore, the development by competitors of new or improved products or technologies may render the Company's products or proposed products obsolete or less competitive.

Quantitative and Qualitative Disclosures about Market Risks

The Company has limited exposure to market risk due to the nature of its financial instruments. The Company's financial instruments at December 31, 2001 consisted of cash and equivalents, accounts receivable, accounts payable, deposits, accrued liabilities, and capital lease obligations. The fair value of these financial instruments as of December 31, 2001 approximated their carrying values.

The Company's interest rate exposure is limited primarily to interest rate changes on its $7,500,000 variable rate line-of-credit facility. Any outstanding amounts under the facility are presumed to approximate market value, as the facility's interest rate will adjust accordingly with market rates. An immediate adverse change in market interest rates would not have had any effect on the Company's interest expense, as there were no borrowings under the facility during the transition period. In addition, the Company does not have any significant foreign currency exposure as all transactions with customers and vendors are denominated in U.S. dollars. The Company formed a wholly owned subsidiary in Canada during the transition period; however, operations have not begun and the Company does not expect to have significant foreign currency exposure relating to this foreign subsidiary.

Currently, the Company does not enter into financial instrument transactions for trading or speculative purposes.

LOJACK CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
(in thousands, except share amounts)

                                                                            DECEMBER 31,   FEBRUARY 28,
                                                                               2001            2001
ASSETS
CURRENT ASSETS:
  Cash and equivalents ..................................................     $  5,889       $  7,989
  Accounts receivable - Net .............................................       16,207         12,943
  Inventories ...........................................................        5,865          4,592
  Prepaid expenses and other ............................................          387            462
  Prepaid income taxes ..................................................          141          1,371
  Deferred income taxes .................................................        1,942          1,307
                                                                              --------       --------
            Total current assets ........................................       30,431         28,664

PROPERTY AND EQUIPMENT - Net ............................................       12,764         10,490

DEFERRED INCOME TAXES ...................................................        2,205          1,691
OTHER ASSETS - Net ......................................................        2,794          1,310
                                                                              --------       --------
TOTAL ...................................................................     $ 48,194       $ 42,155
                                                                              ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of capital lease obligations ..........................     $  1,539       $  1,504
  Accounts payable ......................................................        6,689          2,072
  Accrued and other liabilities .........................................        1,288          1,388
  Customer deposits .....................................................        1,635             --
  Current portion of deferred revenue ...................................        3,086          2,849
  Accrued compensation ..................................................        1,835          2,092
                                                                              --------       --------
            Total current liabilities ...................................       16,072          9,905

ACCRUED COMPENSATION ....................................................          747            906

DEFERRED REVENUE ........................................................       10,660          8,421

CAPITAL LEASE OBLIGATIONS ...............................................        1,038          1,087

COMMITMENTS AND CONTINGENCIES (NOTE 7)

STOCKHOLDERS' EQUITY:
  Common stock - $.01 par value; authorized, 35,000,000 shares; issued,
     22,700,281 shares at December 31, 2001 and 22,517,281 shares
    at February 28, 2001, respectively ..................................          227            225
  Additional paid-in capital ............................................       61,530         60,940
  Retained earnings .....................................................       33,123         30,168
  Treasury stock, at cost, 7,995,840 and 6,939,200 shares of common stock
         at December 31, 2001 and February 28, 2001, respectively .......      (75,203)       (69,497)
                                                                              --------       --------
            Total stockholders' equity ..................................       19,677         21,836
                                                                              --------       --------
TOTAL ...................................................................     $ 48,194       $ 42,155
                                                                              ========       ========

See notes to consolidated financial statements.

LOJACK CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
  (in thousands, except share and per share amounts)

                                                                          Ten Months                   Years Ended
                                                                            Ended         -------------------------------------
                                                                      December 31, 2001   February 28, 2001   February 29, 2000
REVENUES ..........................................................      $     84,379        $     95,850        $     90,159
                                                                         ------------        ------------        ------------
COST OF GOODS SOLD:
Product  and installation costs ...................................            40,874              46,244              41,933
System costs (exclusive of depreciation shown separately below)....             1,393               1,170               1,130
                                                                         ------------        ------------        ------------
              Total ...............................................            42,267              47,414              43,063
                                                                         ------------        ------------        ------------

GROSS MARGIN ......................................................            42,112              48,436              47,096
                                                                         ------------        ------------        ------------
COSTS AND EXPENSES:
  Research and development ........................................             2,634               1,200               1,057
  Sales and marketing .............................................            22,783              21,904              20,525
  General and administrative ......................................            10,531              12,114               9,418
  Depreciation and amortization ...................................             1,604               1,869               1,905
                                                                         ------------        ------------        ------------
            Total .................................................            37,552              37,087              32,905
                                                                         ------------        ------------        ------------
OPERATING INCOME ..................................................             4,560              11,349              14,191
                                                                         ------------        ------------        ------------
OTHER INCOME (EXPENSE):
  Interest expense ................................................              (200)               (321)               (273)
  Interest income .................................................               285                 629                 376
  Gain on sale of fixed assets ....................................                43                 220                 184
  Other income (expense) ..........................................                 2                  --                (456)
  Gain on sale of marketable securities ...........................                --                  --                 864
                                                                         ------------        ------------        ------------
            Total .................................................               130                 528                 695
                                                                         ------------        ------------        ------------

INCOME BEFORE PROVISION FOR INCOME TAXES ..........................             4,690              11,877              14,886

PROVISION FOR INCOME TAXES ........................................             1,735               4,371               5,805
                                                                         ------------        ------------        ------------
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE
  IN ACCOUNTING PRINCIPLE .........................................             2,955               7,506               9,081
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING
  PRINCIPLE, NET OF $1,904 TAX BENEFIT ............................                --              (2,978)                 --
                                                                         ------------        ------------        ------------
NET INCOME ........................................................      $      2,955        $      4,528        $      9,081
                                                                         ------------        ------------        ------------
BASIC EARNINGS PER SHARE:
  Before cumulative effect of a change in accounting principle           $       0.19        $       0.47        $       0.54
  Cumulative effect of a change in accounting principle ...........                --               (0.19)                 --
                                                                         ------------        ------------        ------------
  After cumulative effect of a change in accounting principle .....      $       0.19        $       0.28        $       0.54
                                                                         ------------        ------------        ------------
DILIUTED EARNING PER SHARE:
  Before cumulative effect of a change in accounting principle           $       0.19        $       0.45        $       0.52
  Cumulative effect of a change in accounting principle ...........                --               (0.18)                 --
                                                                         ------------        ------------        ------------
  After cumulative effect of a change in accounting principle .....      $       0.19        $       0.27        $       0.52
                                                                         ------------        ------------        ------------
WEIGHTED AVERAGE SHARES:
     BASIC ........................................................        15,272,264          15,910,138          16,665,116
                                                                         ============        ============        ============
     DILUTED ......................................................        15,774,719          16,624,789          17,481,403
                                                                         ============        ============        ============

PROFORMA AMOUNTS ASSUMING THE CHANGE IN ACCOUNTING
     PRINCIPLE IS APPLIED RETROACTIVELY:

Net income ........................................................                          $      7,506        $      9,087
Basic earnings per share ..........................................                          $       0.47        $       0.55
Diluted earnings per share ........................................                          $       0.45        $       0.52

See notes to consolidated financial statements.

LOJACK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

TEN MONTHS ENDED DECEMBER 31, 2001 AND YEARS ENDED FEBRUARY 28, 2001 AND FEBRUARY 29, 2000
--------------------------------------------------------------------------------
(in thousands, except share amounts)

                                                                                                          Accumulated
                                      Common Stock       Additional                  Treasury Stock          Other
                                   Number of              Paid-in     Retained   Number of               Comprehensive
                                    Shares      Amount    Capital     Earnings    Shares       Amount        Income       Total
                                  -----------   ------   ----------   --------   ----------   --------   -------------   --------
BALANCE, MARCH 1, 1999             22,399,381    $223     $60,330     $16,559     4,736,600   $(52,232)      $ 235       $ 25,115

Comprehensive income:
  Net income                                                            9,081                                               9,081
  Sale of marketable securities                                                                               (235)          (235)
                                                                                                                         --------
Total comprehensive income                                                                                                  8,846
Exercise of stock options              75,200       1         230                                                             231
Repurchase of common stock                                                        1,657,000    (13,067)                   (13,067)
Tax benefit of employee stock
  option exercises                                            128                                                             128
                                  -----------    ----     -------     -------    ----------   --------       -----       --------
BALANCE, FEBRUARY 29, 2000         22,474,581     224      60,688      25,640     6,393,600    (65,299)          0         21,253

Net income                                                              4,528                                               4,528
Exercise of stock options              42,700       1         212                                                             213
Repurchase of common stock                                                          545,600     (4,198)                    (4,198)
Tax benefit of employee stock
  option exercises                                             40                                                              40
                                  -----------    ----     -------     -------    ----------   --------       -----       --------
BALANCE, FEBRUARY 28, 2001         22,517,281     225      60,940      30,168     6,939,200    (69,497)          0         21,836

Net income                                                              2,955                                               2,955
Exercise of stock options             183,000       2         364                                                             366
Repurchase of common stock                                                        1,056,640     (5,706)                    (5,706)
Tax benefit of employee stock
  option exercises                                            226                                                             226
                                  -----------    ----     -------     -------    ----------   --------       -----       --------
BALANCE, DECEMBER 31, 2001         22,700,281    $227     $61,530     $33,123     7,995,840   $(75,203)      $   0       $ 19,677
                                  ===========    ====     =======     =======    ==========   ========       =====       ========

See notes to consolidated financial statements.

LOJACK CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
           (in thousands)


                                                               TEN MONTHS             YEARS ENDED
                                                                  ENDED       ---------------------------
                                                               DECEMBER 31,   FEBRUARY 28,   FEBRUARY 29,
                                                                  2001            2001           2000
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income ...............................................     $ 2,955        $ 4,528        $  9,081

  Adjustments to reconcile net income to net cash
     provided by operating activities:
      Cumulative effect of change in accounting principle ..          --          2,978              --
      Deferred revenue recognized ..........................      (6,403)        (2,609)         (1,687)
      Deferred revenue additions ...........................       8,879          4,348           1,705
      Depreciation and amortization ........................       3,216          3,929           3,862
      Provision for doubtful accounts ......................         950            242             212
      Deferred income taxes ................................      (1,149)          (718)            329
      Advances to licensee and related costs ...............          --             --             456
      Gain on sale of marketable securities ................          --             --            (864)
      Increase (decrease) in cash from changes in
        assets and liabilities:
          Accounts receivable ..............................      (4,214)        (1,088)         (2,630)
          Inventories ......................................      (1,273)          (999)          2,073
          Prepaid expenses and other .......................          75           (310)             65
          Prepaid income taxes .............................       1,456            225            (688)
          Other assets .....................................        (423)             2             (11)
          Accounts payable .................................       4,617           (945)           (422)
          Customer deposits ................................       1,635             --              --
          Accrued and other liabilities ....................        (530)         1,550             454
                                                                 -------        -------        --------
            Net cash provided by operating activities ......       9,791         11,133          11,935
                                                                 -------        -------        --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Expenditures for property and equipment - net ............      (3,864)        (2,689)         (1,949)
  Investment in foreign licensee ...........................        (866)            --              --
  Expenditures for product development .....................        (194)          (534)           (291)
  Advances to licensee and related costs ...................          --             --            (456)
  Purchase of patent .......................................          --             --            (425)
  Proceeds from sale of marketable securities ..............          --             --           1,477
                                                                 -------        -------        --------
          Net cash used for investing activities ...........      (4,924)        (3,223)         (1,644)
                                                                 -------        -------        --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Exercise of stock options ................................         366            213             231
  Repayment of capital lease obligations ...................      (1,627)        (1,959)         (1,662)
  Repurchase of common stock ...............................      (5,706)        (4,198)        (13,067)
                                                                 -------        -------        --------
          Net cash used for financing activities ...........      (6,967)        (5,944)        (14,498)
                                                                 -------        -------        --------

INCREASE (DECREASE)  IN CASH AND EQUIVALENTS ...............      (2,100)         1,966          (4,207)

BEGINNING  CASH AND EQUIVALENTS ............................       7,989          6,023          10,230
                                                                 -------        -------        --------
ENDING  CASH AND EQUIVALENTS ...............................     $ 5,889        $ 7,989        $  6,023
                                                                 =======        =======        ========

LOJACK CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TEN MONTHS ENDED DECEMBER 31, 2001 AND YEARS ENDED FEBRUARY 28, 2001 AND FEBRUARY 29, 2000

1.   THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company - LoJack Corporation and subsidiaries ("LoJack" or the "Company") market and license for use components of the LoJack System (the "LoJack System") and related products, a unique proprietary system for tracking, locating and recovering stolen vehicles. The Company is headquartered in Westwood, Massachusetts and has significant operations throughout the United States and 25 foreign markets.

Summary of Significant Accounting Policies

Change in Fiscal Year - On October 24, 2001, the Company's Board of Directors approved a change in the Company's fiscal year end from the last day of February to December 31, effective beginning December 31, 2001. All references in the financial statements to the period ended December 31, 2001 refer to the ten months ended December 31, 2001 whereas the years ended February 28, 2001 and February 29, 2000 are referred to as fiscal 2001 and 2000, respectively.

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

Revenue Recognition, Deferred Revenue and Change in Accounting Principle - The Company recognizes revenue on sales of domestic LoJack Units and related products upon installation. Revenues from the sales of products and components of the LoJack System to international licensees are recognized upon shipment to the licensee or, if later, when payment becomes reasonably assured. The Company granted extended payment terms to an international licensee for amounts not covered by export insurance and deferred revenue recognition of approximately $1,498,000 in product shipments to that licensee until payment is reasonably assured. The Company is presently in the process of completing a secured long-term financing agreement with this licensee.

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

Effective March 1, 2000, the Company changed its method of revenue recognition for international license fees to comply with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"). The new method of revenue recognition records the license fee revenue ratably over the initial term of the license, typically ten years. The Company recorded a non-cash charge of approximately $4,883,000 ($2,978,000 net of tax benefit, or ($0.18) per diluted share) to reflect the cumulative effect of this accounting change as of the beginning of the year ended February 28, 2001. This deferred revenue will be recorded as license fee revenue over the remaining term of the licenses. The effect of adopting this revenue recognition policy was to reduce revenues for the fiscal year ended February 28, 2001 by $180,000 and net income by $113,000 or ($0.01) per diluted share before recording the cumulative effect of this change in accounting principle. For the ten months ended December 31, 2001, the Company recognized $708,000 of revenue and net income of $446,000 or ($.03) per diluted share that was previously included in the fiscal 2001 cumulative effect adjustment.

The Company warrants to consumers that the LoJack Unit will be free from defects in material or workmanship for a period of two years. The Company also warrants to purchasers of LoJack Units that if the LoJack equipped vehicle is stolen in a covered jurisdiction within two years of installation and not recovered within 24 hours from the time that the theft is reported to the police, the Company will pay the consumer an amount equal to the full purchase price of the LoJack unit up to a maximum of $595. Anticipated costs related to this standard product warranty are charged against income at the time of sale of the related product. Accrued warranty costs were approximately $430,000 and $459,000 as of the end of December 31, 2001 and February 28, 2001.

Revenues from the sale of extended warranties are amortized over the estimated term of the warranties (five years). Revenues from extended warranties to be amortized beyond one year are classified as long-term deferred revenue. Such revenues earned from extended warranties aggregated approximately $1,781,000, $1,703,000, and $1,687,000 for the ten months ended December 2001 and for fiscal years 2001 and 2000, respectively. Incremental costs directly related to the provision of such warranties are deferred and charged to expense proportionately as the revenues are recognized. Any remaining warranty costs relating to actual claims made, are recognized when incurred.

Research and Development - Costs for research and development are expensed as incurred. Such costs aggregated approximately $2,634,000, $1,200,000, and $1,057,000 for the ten months ended December 2001 and for fiscal years 2001 and 2000, respectively.

Software Capitalization - The Company adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" in fiscal 2000. Product development costs of $194,000 in the ten months ended December 2001 and $534,000 in fiscal 2001 and $ 291,000 in fiscal 2000 were capitalized.

Certain Concentrations - The Company has subcontracted with one supplier to manufacture a certain LoJack System component (police tracking computers). The Company has also subcontracted the manufacturing of the LoJack Unit to one vendor. The Company believes that other suppliers have the capability to perform these services, but that changing suppliers may cause delays and additional costs to the Company.

Cash and Equivalents - Cash and equivalents include short-term, highly liquid investments purchased with remaining maturities of three months or less. These cash equivalents consist of high quality securities purchased through what are believed to be high-credit financial institutions. Management routinely assesses the financial strength of its depository banks and, as of December 31, 2001, believes it had no significant exposure to credit risks.

Accounts Receivable - The allowance for doubtful accounts was approximately $1,551,000 and $602,000 as of December 31, 2001 and February 28, 2001
respectively. Domestic accounts receivable are principally due from new and used automobile dealers that are geographically dispersed in various states. The Company generally assures payment for its products to foreign licensees through cash prepayments, letters of credit and bonded warehouse arrangements or purchases export insurance. As of December 31, 2001, the allowance for doubtful accounts includes $1,275,000 of reserves relating to the Company's licensee located in Argentina, a country experiencing economic uncertainties.

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

Impairment of Long-lived Assets - The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount of the fair value less the cost to sell.

Fair Value of Financial Instruments - The Company's financial instruments consist of cash and equivalents, accounts receivable, accounts payable, customer deposits, accrued liabilities and capital lease obligations. The fair value of these financial instruments, at the end of December 31, 2001 and February 28, 2001 approximates their carrying value.

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

Earnings Per Share -Basic income per common share is computed using the weighted average number of common shares outstanding during each year. Diluted income per common share reflects the effect of the Company's outstanding stock options (using the treasury stock method), except where such stock options would be antidilutive.

A reconciliation of weighted average shares used for the basic and diluted computations is as follows:


                                     Ten Months             Years ended
                                        Ended         -------------------------
                                     December 31,     February 28,  February 29,
                                        2001              2001          2000

Weighted average shares for basic    15,272,264        15,910,138   16,665,116
Dilutive effect of stock options        502,455           714,651      816,287
                                     ----------        ----------   ----------
Weighted average shares for diluted  15,774,719        16,624,789   17,481,403
                                     ==========        ==========   ==========

Options to purchase 3,162,205 (at a range of $5.22 to $15.00 per share), 2,350,105 (at a range of $7.625 to $15.00 per share), and 1,727,459 (at a range of $7.625 to $15.00 per share) shares of common stock were outstanding at December 31, 2001, February 28, 2001 and February 29, 2000, respectively, but were not included in the computation of diluted earnings per share, because the options' exercise prices were greater than the average market price of the common share.

Comprehensive Income - Comprehensive income and net income were the same in the ten months ended December 31, 2001 and fiscal year 2001.

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

New Accounting Pronouncements - In March 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires, among other things, that all derivatives be recognized on the balance sheet at fair value and specifies the accounting for hedging activities that meet certain criteria. The Company generally does not hold derivative instruments or engage in hedging activities and accordingly the adoption of SFAS No. 133 has had no effect on the Company's financial condition or results of operations.

In July 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("SFAS No. 141"), "Business Combinations" and Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets". SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling of interests method. SFAS No. 142 is effective for the Company beginning on January 1, 2002 and requires, among other things, the discontinuance of goodwill amortization. The Company does not believe that the adoption of either statement will have any impact on its financial condition or results of operations.

In August 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("SFAS No. 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale, and is effective for the Company beginning on January 1, 2002. The Company does not believe that the adoption of SFAS No. 144 will have any impact on its financial condition or results of operations.

Supplemental Disclosures of Cash Flow Information - Cash payments for interest aggregated approximately $200,000, $321,000, and $273,000 for the ten months ended December 2001 and for the fiscal years 2001 and 2000, respectively. Cash payments for income taxes for the ten months ended December 2001 and for the fiscal years 2001 and 2000 were approximately $1,494,000, $4,808,000, and $5,982,000, respectively.

Supplemental Disclosures of Noncash Investing and Financing Activities - Capital lease obligations aggregating approximately $1,627,000, $1,831,000, and $1,754,000, were incurred when the Company entered into lease agreements for new vehicles during the ten months ended December 2001 and fiscal years 2001 and 2000, respectively. During the ten months ended December 31, 2001, the Company obtained an ownership interest in a foreign licensee valued at $1,389,000, of which $500,000 was a non-cash exchange relating to a partial payment of a license contract fee.

Reclassifications - Certain amounts reported in prior years have been reclassified to conform to the current presentation.

2.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                   December 31,    February 28,
                                                       2001            2001

LoJack System components                           $ 20,772,000    $ 19,509,000
Equipment, furniture, and fixtures                    7,169,000       5,626,000
Vehicles                                              8,547,000       7,972,000
                                                   ------------    ------------
Total                                                36,488,000      33,107,000

Less accumulated depreciation and amortization      (25,643,000)    (23,837,000)
                                                   ------------    ------------
Total                                                10,845,000       9,270,000

LoJack System components not yet in service           1,919,000       1,220,000
                                                   ------------    ------------
Property and equipment - net                       $ 12,764,000    $ 10,490,000
                                                   ============    ============

LoJack System components not yet in service consist primarily of certain components relating to the operation of the LoJack System. Such components at December 31, 2001 are expected to be placed into service during the year ended December 31, 2002.

3.   OTHER ASSETS

Other assets consist of the following:

                                                    December 31,   February 28,
                                                        2001           2001

Investment in international licensee (a)             $1,389,000      $       --
Capitalized and purchased development costs           1,019,000         825,000
Patents (net of amortization of $157,000
    and $91,000)                                        268,000         334,000
Security deposits                                       108,000          86,000
Vendor deposits                                          10,000          65,000
                                                     ----------      ----------
  Total other assets                                 $2,794,000      $1,310,000
                                                     ==========      ==========

     (a) The Company's 7.9% equity investment in an international licensee is accounted for on the cost basis.

4.   LINE OF CREDIT AND CAPITAL LEASE OBLIGATIONS

Line-of-Credit - The Company has an unsecured line-of-credit facility with a bank, which provides for borrowings up to a maximum of $7,500,000. Outstanding borrowings under the line-of-credit bear annual interest, payable monthly, at the bank's base rate. No borrowings were outstanding under the line-of-credit as of December 31, 2001 and February 28, 2001. The line-of-credit expires June 1, 2002.

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

At December 31, 2001, the Company was not in compliance with the covenant requiring the lender's prior approval of certain investments, loans or acquisitions. This non-compliance related to the Company's granting of extended payment terms to a foreign licensee, with the customer's balance being collateralized by a pledge of capital stock. The Company has received a waiver of the covenant requirement from its bank.

Capital Lease Obligations - The Company has entered into capital lease arrangements for certain vehicles. The cost of leased vehicles included in property and equipment is approximately $8,547,000 and $7,972,000, and the related accumulated amortization is approximately $5,517,000 and $4,997,000 as of December 31, 2001 and February 28, 2001, respectively. Amortization of such assets is included within product and installation costs in the accompanying consolidated income statement.

At December 31, 2001, scheduled repayment requirements for capital lease obligations were as follows:

2002                                               $ 1,636,000
2003                                                   862,000
2004                                                   208,000
                                                   -----------
Total payments                                       2,706,000
Less amounts representing interest                     129,000
                                                   -----------
Total principal                                      2,577,000
Less current portion                                 1,539,000
                                                   -----------
Long-term portion                                  $ 1,038,000
                                                   ===========

5.   STOCKHOLDERS' EQUITY

Common Stock- As of December 31, 2001 the Company had 35,000,000 authorized shares of $.01 par value common stock of which 14,704,441 were issued and outstanding and an additional 5,336,830 shares were reserved for the future issuance and exercise of stock options.

Preferred Stock - The Company had 10,000,000 authorized shares of $.01 par value Series A Preferred Stock. There were no shares outstanding at December 31, 2001 and February 28, 2001.

Stock Options - The Company's Incentive Stock Option Plan ("the Option Plan"), as amended, provides for the issuance of incentive stock options to employees, senior management ("Management Options") and non-employee directors ("Directors Options") to purchase an aggregate of 6,374,135 shares of common stock. The incentive options are granted at exercise prices equal to the fair market value of the common stock on the date of grant. Options generally become exercisable over periods of two to five years and expire ten years from the date of the grant. Selected information regarding the options under the Option Plan as of December 31, 2001 is as follows:

                                        Authorized                 Available for
                                        for Grant    Outstanding   Future Grant
                                        ----------   -----------   -------------

Management and incentive stock options   6,064,135    3,938,205      1,112,125
Directors' options                         310,000      202,000         84,500
                                         ---------    ---------      ---------
                                         6,374,135    4,140,205      1,196,625
                                         =========    =========      =========

The following table presents activity of all stock options:

                                           Number of           Weighted Average
                                            Options            Exercise Price
                                           ---------           ----------------

Outstanding at March 1, 1999               3,353,140               $ 7.65
    Granted                                  390,025                 7.21
    Exercised                                (75,200)                3.07
    Canceled                                  (7,050)               10.29
                                           ---------               ------
Outstanding at February 29, 2000           3,660,915                 7.76
    Granted                                  606,700                 7.21
    Exercised                                (42,700)                4.97
    Canceled                                (182,385)                9.32
                                           ---------               ------
Outstanding at February 28, 2001           4,042,530               $ 7.67
    Granted                                  496,750                 5.85
    Exercised                               (183,000)                2.00
    Canceled                                (216,075)                9.72
                                           ---------               ------
Outstanding at December 31, 2001           4,140,205               $ 7.53
                                           =========               ======

The following table sets forth information regarding options outstanding at December 31, 2001:

                                                                                          Weighted Average
                                                   Weighted Average                      Exercise Price for
Number of   Range of Exercise   Weighted Average    Remaining Life    Number Currently       Currently
 Options         Prices          Exercise Price        (Years)           Exercisable        Exercisable
---------   -----------------   ----------------   ----------------   ----------------   ------------------
  631,900      $ 2.00- 2.38           $2.01              .2                 631,900            $ 2.01
  741,675        4.94- 5.97            5.40               1                 283,100              4.94
1,560,430        6.88- 9.00            7.65               4                 992,125              7.84
  482,100        9.13-10.25            9.79               5                 477,550              9.79
  724,100       12.38-15.00           13.04               5                 625,710             13.05
---------    --------------           -----              --               ---------            ------
4,140,205      $ 2.00-15.00           $7.58               4               3,010,385            $ 7.73
=========    ==============           =====              ==               =========            ======

At February 28, 2001 and February 29, 2000, there were 2,804,005 and 2,940,030 options exercisable at weighted average prices of $7.03 and $7.20, respectively.

As described in Note 1, the Company accounts for stock-based compensation for employees and directors under APB No. 25 and has elected the disclosure alternative under SFAS No. 123, "Accounting for Stock-Based Compensation". Had compensation expense for the Company's stock option plans been determined under the fair value method as prescribed in SFAS No. 123, pro forma net income and earnings per share would have been as follows:

                                               Ten Months            Years Ended
                                                 Ended       ---------------------------
                                              December 31,   February 28,   February 29,
                                                  2001           2001          2000
Net Income before change in accounting
   principle as reported                       $2,955,000     $7,506,000     $ 9,081,000

Pro forma                                      $  535,000     $4,847,000     $ 6,315,000

Basic earnings per share before change in
   accounting principle                        $     0.04     $     0.30     $      0.38

Diluted earnings per share before change in
   accounting principle                        $     0.03     $     0.29     $      0.36

Options granted during the ten months ended December 31, 2001 and fiscal years 2001 and 2000, had a weighted average grant date fair value of $3.42, $4.29 and $5.76, respectively. The fair value of options on their grant date was measured using the Black/Scholes option pricing model. Key assumptions used to apply this pricing model were as follows:

                                                   December 31,   February 28,   February 29,
                                                       2001           2001           2000
                                                   ------------   ------------   ------------
Range of risk free interest rates                  4.57% - 5.39%  5.72% - 6.26%  5.11% - 5.72%
Expected life of option grants                        9 years        9 years        9 years
Range of expected volatility of underlying stock     35% - 47%      31% - 45%      58% - 65%
Expected dividends                                      none           none           none

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

Employee Stock Purchase Plan - In February 2002, the Company's Board of Directors authorized, subject to shareholder approval on May 30, 2002, up to 250,000 shares of Common Stock to be available for an Employee Stock Purchase Plan. The plan will allow eligible employees to purchase the Company's stock at the lower of 85% of the fair market value of the shares on the offering date or the purchase date, which is six months after commencement of the offering date.

Stock Repurchase Plan - During fiscal 1996, the Company's Board of Directors authorized a stock repurchase plan (the "Repurchase Plan"). The Repurchase Plan, as amended several times since that date, authorizes the Company to purchase up to 9,200,000 shares of its outstanding common stock. Through December 31, 2001, the Company had repurchased 7,995,840 shares for a total of $75,203,000.

6.   INCOME TAXES

The provision (benefit) for income taxes consists of the following for the ten months ended December 31, 2001 and fiscal years 2001 and 2000:

                                Ten Months            Years Ended
                                  Ended       --------------------------
                               December 31,   February 28,   February 29,
                                  2001           2001           2000
Current:
  Federal                      $ 2,271,000    $ 4,488,000    $ 4,675,000
  State                            613,000        601,000        801,000
                              ------------------------------------------
Total                            2,884,000      5,089,000      5,476,000
                              ------------------------------------------
Deferred:
  Federal                         (981,000)      (566,000)       317,000
  State                           (168,000)      (152,000)        12,000
                               -----------    -----------    -----------
Total                           (1,149,000)      (718,000)       329,000
                               -----------    -----------    -----------
Provision for income taxes     $ 1,735,000    $ 4,371,000    $ 5,805,000
                               ===========    ===========    ===========

The difference between the Company's effective income tax rate and the United States statutory rate is reconciled below:

                                        Ten Months          Years  Ended
                                          Ended      --------------------------
                                       December 31,  February 28,   February 29,
                                          2001            2001          2000

U.S. statutory rate                        35%            35%            35%
State taxes, net of federal benefit         4              4              5
Foreign Sales Corporation                  (4)            (4)            (1)
Other, net                                  2              2              0
                                           --             --             --

Effective tax rate                         37%            37%            39%
                                           ==             ==             ==

The tax effects of the items comprising the Company's net deferred tax asset at the end of December 2001 and February 2001 are as follows:

                                                            December 31, 2001           February 28, 2001
                                                        ------------------------    ------------------------
                                                         Current      Long-term       Current     Long-term
Deferred tax liabilities:
   Differences between book and tax basis of property   $       --   $(2,477,000)   $       --   $(2,315,000)
                                                        ----------   -----------    ----------   -----------
Deferred tax liabilities                                        --    (2,477,000)           --    (2,315,000)
                                                        ----------   -----------    ----------   -----------
Deferred tax assets:
  Accruals not currently deductible                     $  573,000   $   465,000    $  480,000   $   638,000
  Income deferred for book purposes                      1,226,000     4,217,000       649,000     3,368,000
  Net operating loss carryforwards                         143,000            --       178,000            --
                                                        ----------   -----------    ----------   -----------
Deferred tax assets                                      1,942,000     4,682,000     1,307,000     4,006,000
                                                        ----------   -----------    ----------   -----------
Net deferred tax assets (liabilities)                   $1,942,000   $ 2,205,000    $1,307,000   $ 1,691,000
                                                        ==========   ===========    ==========   ===========

Tax benefits realized from certain employee stock option exercises totaled $226,000, $40,000 and $128,000 and were recorded in additional paid-in capital for the ten months ended December 2001 and for fiscal years 2001 and 2000, respectively.

7.   COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments - The Company leases various facilities under operating leases whose terms expire from 2002 to 2007; the leases contain renewal options ranging from two to five years.

Minimum annual lease payments as of December 31, 2001 were as follows:

2002                            $ 1,653,000
2003                              1,502,000
2004                              1,295,000
2005                              1,146,000
2006 and thereafter                 883,000
                                -----------

Total                           $ 6,479,000
                                ===========

Rental expense under operating leases aggregated approximately $1,671,000, $1,507,000, and $1,337,000 for the ten months ended December 31, 2001 and for the fiscal years ended February 2001 and 2000, respectively.

Severance and Retirement Agreement - In the fourth quarter of fiscal 2001 the Company had recorded a charge to General and Administrative Expenses of $1,513,000 related to a management reorganization. The expense consisted of severance, and retirement compensation and related benefits, which will be paid through 2006. At December 31, 2001, approximately $974,000 remains in accrued compensation ($227,000 classified as short term and $747,000 as long term).

Purchase Commitments - In January 2002, the Company placed purchase orders to fulfill its calendar year 2002 production requirements. The orders include non-cancelable commitments of approximately $6,700,000.

Non-recurring Engineering Commitments - The Company is committed to its suppliers for certain non-recurring engineering expenditures if project milestones are achieved relating to the re-engineering of the LoJack Unit. The expenditures could total approximately $1,070,000 and are scheduled to be due within the next year.

Contingencies - From time to time, the Company is engaged in certain legal matters arising in the ordinary course of business. In the opinion of management, the Company has adequate legal defenses or insurance coverage with respect to these actions and believes that the ultimate outcomes will not have a material adverse effect on its financial position.

8.   EMPLOYEE BENEFIT PLAN

The Company has a defined contribution 40l(k) plan covering substantially all full-time employees. Under the provisions of the plan, employees may contribute a portion of their compensation within certain limitations. The Company matches a percentage of employee contributions on a discretionary basis as determined by the Board of Directors. The Company's Board of Directors elected to match 50% of employee contributions (100% of employee contributions for those with more than five years of service) for the ten months ended December 31, 2001 and fiscal years 2001 and 2000, subject to certain limitations. Company contributions become fully vested after five years of continuous service. Company contributions related to the plan were approximately $455,000, $490,000, and $474,000 for the ten months ended December 31, 2001 and for fiscal years 2001 and 2000, respectively.

9.   TRANSITION REPORTING

On October 24, 2001, the Company's Board of Directors approved a change in the Company's fiscal year end from the last day of February to December 31, effective beginning December 31, 2001. The ten-month period ended December 31, 2001, is referred to as the transition period. Unaudited financial information for the comparable ten-month period ended December 31, 2000 is presented in the table below and includes any adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair presentation (amounts in thousands except share and per share amounts).

                                                          Ten Months Ended
                                                             December 31,
                                                        2001           2000
                                                     --------------------------
                                                                   (unaudited)

Revenues                                             $    84,379   $     80,369
Cost of goods sold                                        42,267         39,080
                                                     -----------   ------------
Gross Margin                                              42,112         41,289

Research and development                                   2,634            911
Sales and marketing                                       22,783         18,315
General and administrative                                10,531          8,726
Depreciation and amortization                              1,604          1,494
                                                     -----------   ------------
Total costs and expenses                                  37,552         29,446
                                                     -----------   ------------

Operating income                                           4,560         11,843
Other income, net                                            130            442
                                                     -----------   ------------

Income before provision for income taxes                   4,690         12,285
Income tax provision                                       1,735          4,546
                                                     -----------   ------------

Income before cumulative effect of
  change in accounting principle                           2,955          7,739
Cumulative effect of change in
  accounting principle                                        --         (2,978)
                                                     -----------   ------------
Net income                                           $     2,955   $      4,761
                                                     ===========   ============

Basic earnings per share:
Before cumulative effect of accounting change        $      0.19   $       0.49
Cumulative effect of accounting change                        --          (0.19)
                                                     -----------   ------------
After cumulative effect of accounting change         $      0.19   $       0.30
                                                     ===========   ============

Diluted earnings per share:
Before cumulative effect of accounting change        $      0.19   $       0.47
Cumulative effect of accounting change                        --          (0.18)
                                                     -----------   ------------
After cumulative effect of accounting change         $      0.19   $       0.29
                                                     ===========   ============

Weighted average shares:
  Basic                                               15,272,264     15,915,662
                                                     ===========   ============
  Diluted                                             15,774,719     16,626,290
                                                     ===========   ============

10.  EXPORT SALES

Export revenues relate to product sales to and licensing revenues from licensees in foreign countries. A summary of such revenues is as follows:

                                                     Years Ended
                             Ten Months        ---------------------------
                          Ended December 31,   February 28,   February 29,
                                2001              2001           2000
Export Revenues:
     Europe and Russia      $    974,000       $ 1,020,000    $ 2,161,000
     South America             6,365,000         6,063,000      3,817,000
     Asia                        105,000           157,000         14,000
     Africa                    6,709,000         7,957,000      3,986,000
                            ------------       -----------    -----------
Total                       $ 14,153,000       $15,197,000    $ 9,978,000
                            ============       ===========    ===========

11.  SEGMENT INFORMATION

The following tables present information about the Company's operating segments for the ten months ended December 31, 2001 and years ended February 28, 2001 and February 29, 2000:


                                                                           International
                                                       Domestic Segment       Segment      Consolidated
                                                       ----------------    -------------   ------------
(in thousands)
Ten Months ended December 31, 2001
----------------------------------
Revenues:
Product sales                                             $ 70,226           $ 12,536        $ 82,762
License fees and
 system component revenues                                      --              1,617           1,617
                                                          --------           --------        --------

     Total revenues                                         70,226             14,153          84,379
Interest income                                                285                 --             285
Interest expense                                              (200)                --            (200)
Depreciation and amortization                                3,213                  3           3,216
Income tax expense                                           1,123                612           1,735
Segment net income                                           1,913              1,042           2,955
Capital expenditures (excluding capital leases)              3,864                 --           3,864
Segment assets                                              41,606              6,588          48,194

Fiscal Year ended February 28, 2001
--------------------------------
Revenues:
Product sales                                             $ 80,653           $ 14,189        $ 94,842
License fees and
 system component revenues                                      --              1,008           1,008
                                                          --------           --------        --------
     Total revenues                                         80,653             15,197          95,850
Interest income                                                629                 --             629
Interest expense                                              (321)                --            (321)
Depreciation and amortization                                3,925                  4           3,929
Income tax expense                                           2,743              1,628           4,371
Segment net income before change in accounting               4,960              2,546           7,506
Segment net income (loss) after change in accounting         4,960               (433)          4,527
Capital expenditures (excluding capital leases)              2,689                 --           2,689
Segment assets                                              38,357              3,798          42,155

Fiscal Year ended February 29, 2000
-----------------------------------
Revenues:
Product sales                                             $ 80,181           $  7,836        $ 88,017
License fees and
 system component revenues                                      --              2,142           2,142
                                                          --------           --------        --------
     Total revenues                                         80,181              9,978          90,159
Interest income                                                368                  8             376
Interest expense                                              (273)                --            (273)
Depreciation and amortization                                3,858                  4           3,862
Income tax expense                                           4,798              1,007           5,805
Segment net income                                           7,506              1,575           9,081
Capital expenditures (excluding capital leases)              1,949                 --           1,949
Segment assets                                              33,196              1,965          35,161

     INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of LoJack Corporation:

We have audited the accompanying consolidated balance sheets of LoJack Corporation and subsidiaries (the "Company") as of December 31, 2001 and February 28, 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for the ten-month period ended December 31, 2001 and for the years ended February 28, 2001 and February 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of LoJack Corporation and subsidiaries as of December 31, 2001 and February 28, 2001, and the results of their operations and their cash flows for the ten month period ended December 31, 2001 and for the years ended February 28, 2001 and February 29, 2000 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, during the year ended February 28, 2001, the Company changed its method of accounting for revenue recognition for international license fees in accordance with guidance provided in SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."


/s/ Deloitte & Touche LLP

Boston, Massachusetts
March 6, 2002

Executive Officers                                             Registrar and Transfer Agent

Ronald J. Rossi                                                American Stock Transfer
Chairman of the Board of Directors                             & Trust Company
(Chief Executive Officer)                                      New York, New York

Joseph F. Abely                                                Securities Listings
Director, President, Treasurer and Chief Operating Officer
                                                               NASDAQ: National Market Systems - "LOJN"
William R. Duvall
Senior Vice President                                          Annual Meeting

Kevin M. Mullins                                               10:00 a.m.
Vice President (Sales)                                         May 30, 2002
                                                               Newton Marriott Hotel
                                                               Newton, Massachusetts
Peter J. Conner
Vice President                                                 Form 10-K Availability
(Government Relations)
                                                               The Company's annual report filed
Keith E. Farris                                                with the Securities and Exchange
Vice President (Finance) and                                   Commission on Form 10-K is available
Chief Financial Officer                                        without charge upon written request to:

Donna M. Driscoll                                                    Investor Relations
Vice President (Marketing)                                           LoJack Corporation
                                                                     200 Lowder Brook Drive
Board of Directors                                                   Suite 1000
                                                                     Westwood, Massachusetts 02090
Ronald J. Rossi                                                      781.326.4700
Chairman and Chief Executive Officer
                                                               Or through our website
Joseph F. Abely                                                (www.lojack.com)
Director, President, Treasurer and Chief Operating Officer
                                                               Corporate Counsel
Robert J. Murray
Chairman and Chief Executive Officer                           Sullivan & Worcester LLP
New England Business Service, Inc.                             Boston, Massachusetts

Harvey Rosenthal                                               Independent Auditors
Retired; Formerly President and Chief Operating Officer
Melville Corporation                                           Deloitte & Touche LLP
                                                               Boston, Massachusetts
Larry C. Renfro
President and Chief Executive Officer                          Investor Relations
New River Investor Communications
                                                               Swanson Communications
Lee T. Sprague                                                 New York, New York
Private Investor                                               516.671.8582

John H. MacKinnon
Retired; Formerly Partner
PricewaterhouseCoopers LLP

Robert L. Rewey
Retired;  Formerly  Group Vice President of North
American Operations & Global Consumer Service
Ford Motor Company